                                PROXY STATEMENT

INTRODUCTION

    This Proxy Statement is being furnished to the stockholders of ThermoRetec Corporation, a Delaware corporation (the "Company" or "ThermoRetec"), in connection with the solicitation by its Board of Directors (the "Board" or the "Board of Directors") of proxies to be used at a Special Meeting of stockholders
to be held on       ,       , 2000, at 10:00 a.m., local time, at the offices of
Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454, and at any adjournment or adjournments thereof (the "Special Meeting"). The Board of
Directors has fixed the close of business on       , 1999 as the record date
(the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting.

    The Special Meeting has been called to consider and vote on a proposal to adopt an Agreement and Plan of Merger dated as of October 19, 1999 (the "Merger Agreement"), which is attached to this Proxy Statement as Appendix A. Pursuant to the Merger Agreement, Retec Acquisition Corporation (the "Merger Sub"), a newly-formed Delaware corporation, will be merged with and into ThermoRetec (the "Merger"), with ThermoRetec being the surviving corporation (the "Surviving Corporation"). ThermoRetec is an indirect majority-owned subsidiary and the Merger Sub is a wholly owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"). The Merger Sub was organized by Thermo Electron solely to facilitate the Merger.

    In the Merger, each outstanding share of common stock, $.01 par value, of ThermoRetec (the "Common Stock") (other than shares held by stockholders who are entitled to and who have perfected their Dissenters' Rights (as defined below), shares held by ThermoRetec in treasury and shares held by Thermo TerraTech Inc. ("Thermo TerraTech") and Thermo Electron) will be canceled and converted automatically into the right to receive $7.00 in cash, payable to the holder thereof, without interest. See "THE MERGER." On August 10, 1998, the last day on which the Common Stock traded prior to the date Thermo Electron first publicly announced a proposal to take ThermoRetec private (with no price having been determined and, accordingly, no financial terms announced as of that date), the closing price per share of Common Stock reported in the consolidated transaction reporting system was $4.0625. On October 19, 1999, the last trading day prior to the public announcement of the terms of the proposed Merger, the closing price per share of Common Stock reported in the consolidated transaction reporting
system was $5.50. On       , 1999, the last trading day prior to the printing of
this Proxy Statement, the closing price per share of Common Stock was $      .

    The directors and officers of ThermoRetec immediately prior to the Merger shall be the initial directors and officers of the Surviving Corporation; however, Thermo Electron intends to appoint a board of directors comprised solely of members of the Surviving Corporation's and Thermo Electron's management after the Merger. All options and warrants to purchase Common Stock immediately prior to the Merger shall be assumed by Thermo Electron and converted into options to purchase the common stock, $1.00 par value, of Thermo Electron. See "THE MERGER--Assumption of ThermoRetec Stock Options and Warrants by Thermo Electron."

    Under Delaware law, adoption of the Merger Agreement at the Special Meeting will require the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting. Thermo TerraTech, which owns approximately 70% of the outstanding Common Stock, and Thermo Electron, which owns approximately 2% of the outstanding Common Stock, have agreed to vote their shares in favor of the Merger Agreement, thus assuring that the Merger will be adopted. In addition, the Company's executive officers and directors have expressed their intention to vote to adopt the Merger Agreement.

    The Board of Directors recommends that stockholders vote "FOR" adoption of the Merger Agreement. In considering the recommendation of the Board of Directors with respect to the Merger, stockholders other than Thermo TerraTech, Thermo Electron and the directors and officers of the Company, Thermo TerraTech and Thermo Electron (the "Public Stockholders"), should be aware that certain officers and directors of the Company have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See "SPECIAL FACTORS--Conflicts of Interest."

    Stockholders should read and consider carefully the information contained in this Proxy Statement. The consummation of the Merger is subject to certain conditions. Accordingly, even if the stockholders adopt the Merger, there can be no assurance that the Merger will be consummated. This Proxy Statement, the Notice of Special Meeting and the enclosed Proxy Card are first being mailed to
stockholders of the Company on or about             , 1999.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER......................       5

SUMMARY.....................................................       8

  Date, Time and Place of the Special Meeting...............       8

  Purpose of the Special Meeting............................       8

  Record Date and Quorum....................................       8

  Vote Required and Revocation of Proxies...................       8

  Parties to the Merger.....................................       9

  The Merger................................................      10

  Effective Time of the Merger and Payment for Shares.......      10

  Assumption of ThermoRetec Stock Options and Warrants by
    Thermo Electron.........................................      10

  The Special Committee's and the Board's Recommendation....      11

  Opinion of Adams, Harkness & Hill.........................      12

  Purpose and Reasons of Thermo Electron for the Merger.....      13

  Position of Thermo Electron as to Fairness of the
    Merger..................................................      13

  Conflicts of Interest.....................................      14

  Certain Effects of the Merger.............................      16

  Conditions to the Merger, Termination and Expenses........      16

  Federal Income Tax Consequences...........................      17

  Rights of Dissenting Stockholders.........................      17

  Accounting Treatment......................................      18

  Market Prices of Common Stock and Dividends...............      18

SPECIAL FACTORS.............................................      19

  Background of the Merger..................................      19

  The Special Committee's and the Board's Recommendation....      24

  Opinion of Adams, Harkness & Hill.........................      26

  Purpose and Reasons of Thermo Electron for the Merger.....      33

  Position of Thermo Electron as to Fairness of the
    Merger..................................................      34

  Conflicts of Interest.....................................      34

  Certain Effects of the Merger.............................      37

  Conduct of ThermoRetec's Business After the Merger........      37

  Conduct of the Business of the Company if the Merger is
    Not Consummated.........................................      38

THE SPECIAL MEETING.........................................      39

  Proxy Solicitation........................................      39

  Record Date and Quorum Requirement........................      39

  Voting Procedures.........................................      39

  Voting and Revocation of Proxies..........................      40

  Effective Time............................................      40

THE MERGER..................................................      41

  Conversion of Securities..................................      41

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
  Assumption of ThermoRetec Stock Options and Warrants by
    Thermo Electron.........................................      42

  Deferred Compensation Plan for Directors..................      42

  Transfer of Shares........................................      42

  Conditions................................................      42

  Representations and Warranties............................      43

  Covenants.................................................      44

  Indemnification and Insurance.............................      44

  Termination, Amendment and Waiver.........................      46

  Source of Funds...........................................      47

  Expenses..................................................      47

  Accounting Treatment......................................      47

  Regulatory Approvals......................................      47

RIGHTS OF DISSENTING STOCKHOLDERS...........................      48

FEDERAL INCOME TAX CONSEQUENCES.............................      50

BUSINESS OF THE COMPANY.....................................      51

  Overview..................................................      51

  Consulting and Engineering................................      51

  Nuclear Remediation.......................................      52

  Soil Remediation..........................................      52

  Fluids Recycling..........................................      53

  Properties................................................      53

SELECTED FINANCIAL INFORMATION AND RATIO OF EARNINGS (LOSS)
  TO FIXED CHARGES..........................................      55

CERTAIN PROJECTED FINANCIAL DATA............................      57

  Projections...............................................      58

MANAGEMENT..................................................      59

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................      61

  Principal Stockholder.....................................      61

  Management................................................      61

CERTAIN TRANSACTIONS........................................      62

RECENT DEVELOPMENTS.........................................      65

CERTAIN INFORMATION CONCERNING THE MERGER SUB, THERMO
  TERRATECH AND THERMO ELECTRON.............................      65

  Thermo TerraTech..........................................      65

  Thermo Electron...........................................      68

  The Merger Sub............................................      73

INDEPENDENT PUBLIC ACCOUNTANTS..............................      75

STOCKHOLDER PROPOSALS.......................................      75

ADDITIONAL INFORMATION......................................      75

AVAILABLE INFORMATION.......................................      75

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............      76

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
                              APPENDICES

  APPENDIX A--Agreement and Plan of Merger..................     A-1

  APPENDIX B--Opinion of Adams, Harkness & Hill, Inc........     B-1

  APPENDIX C--Text of Section 262 of the General Corporation
    Law of the State of Delaware............................     C-1

  APPENDIX D--Information Concerning Transactions in the
    Common Stock of the Company.............................     D-1

  APPENDIX E--Annual Report on Form 10-K of ThermoRetec for
    the Fiscal Year Ended April 3, 1999.....................     E-1

  APPENDIX F--Amendment No. 1 on Form 10-K/A to Annual
    Report on Form 10-K of ThermoRetec for the Fiscal Year
    Ended April 3, 1999.....................................     F-1

  APPENDIX G--Quarterly Report on Form 10-Q of ThermoRetec
    for the Quarter Ended July 3, 1999......................     G-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

1. WHEN AND WHERE IS THE THERMORETEC SPECIAL MEETING?

    The ThermoRetec Special Meeting will take place on          ,            ,
2000, at 10:00 a.m., local time, at the offices of Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454.

2. WHAT PROPOSALS ARE THERMORETEC STOCKHOLDERS VOTING ON?

    ThermoRetec stockholders are being asked to adopt the Merger Agreement. The Merger Agreement provides that a wholly owned subsidiary of Thermo Electron will merge with and into ThermoRetec and, as a result, Thermo Electron will own all of the outstanding Common Stock of ThermoRetec.

3. WHAT WILL THERMORETEC STOCKHOLDERS RECEIVE IN THE MERGER?

    In the Merger, ThermoRetec stockholders will receive $7.00 in cash per share of Common Stock. The amount of cash consideration to be paid to ThermoRetec stockholders will equal approximately $27 million in the aggregate.

    On August 11, 1998, the last trading day prior to the date Thermo Electron first publicly announced the proposal to take ThermoRetec private, the closing price per share of Common Stock reported in the consolidated transaction reporting system was $4.0625. On October 19, 1999, the last trading day prior to the public announcement of the terms of the proposed Merger, the closing price per share of Common Stock reported in the consolidated transaction reporting
system was $5.50. On            , 1999, the last trading day prior to the
printing of this Proxy Statement, the closing price per share of Common Stock
reported in the consolidated transaction reporting system was $      .

4. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER?

    For federal income tax purposes, each stockholder's receipt of $7.00 per share in the Merger will be treated as a taxable sale of the holder's Common Stock. Each stockholder's gain or loss per share will equal the difference between $7.00 and the stockholder's basis in the share of Common Stock. ThermoRetec stockholders should consult their tax advisors for a full understanding of the tax consequences of the Merger. No gain or loss for federal income tax purposes will be recognized by ThermoRetec, Thermo TerraTech, Thermo Electron or the Merger Sub by reason of the Merger.

5. WHY IS THERMORETEC'S BOARD OF DIRECTORS RECOMMENDING ADOPTION OF THE MERGER AGREEMENT?

    ThermoRetec's Board of Directors believes, based on the recommendation of its Special Committee, that the proposed transaction is fair to and in the best interests of ThermoRetec and its stockholders other than Thermo TerraTech, Thermo Electron and the directors and officers of the Company, Thermo TerraTech and Thermo Electron.

6. WHAT RIGHTS DO STOCKHOLDERS HAVE IF THEY OPPOSE THE MERGER?

    Stockholders who wish to dissent from the Merger may seek appraisal of the fair value of their shares, but only if they strictly comply with all of the
procedures under Delaware law that are summarized on pages [    ] of this Proxy
Statement.

7. WHAT STOCKHOLDER VOTE IS REQUIRED TO ADOPT THE MERGER AGREEMENT?

    Under Delaware law, a majority of the outstanding shares of Common Stock entitled to vote must adopt the Merger Agreement. Thermo TerraTech and Thermo Electron, which collectively own approximately 73% of the outstanding Common Stock, have agreed to vote in favor of adoption of the Merger Agreement. Accordingly, the stockholder vote adopting the Merger Agreement is assured.

8. WHAT HAPPENS IF I DO NOT INSTRUCT A BROKER HOLDING MY SHARES AS TO HOW TO VOTE THEM OR I ABSTAIN FROM VOTING?

    If your shares are held by a broker as nominee, your broker will not be able to vote your shares without instructions from you. If your broker is unable to vote your shares or if you abstain, it will have the effect of voting against adoption of the Merger Agreement under Delaware law; however, Thermo TerraTech and Thermo Electron own sufficient shares to satisfy the Delaware law voting requirement.

9. WHO IS ENTITLED TO VOTE?

    Holders of record of Common Stock at the close of business on             ,
1999, the record date for the Special Meeting, are entitled to vote at the Special Meeting.

10. WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

    We are working to complete all aspects of the Merger as quickly as possible. If adopted by the stockholders, we currently expect the Merger to be completed
by       , 2000.

11. WHAT DO I NEED TO DO NOW?

    After you have carefully read this Proxy Statement, please complete, sign and mail your Proxy Card in the enclosed return envelope as soon as possible. That way, your shares can be represented at the Special Meeting. If your shares are held by a broker as nominee, you should receive a Proxy Card from your broker.

    ThermoRetec stockholders must return their Proxy Cards before the Special Meeting in order for their votes to be counted at the Special Meeting.

12. CAN I CHANGE MY VOTE AFTER I HAVE MAILED IN MY SIGNED PROXY CARD?

    You may change your vote at any time before the vote takes place at the Special Meeting. To do so, you can attend the Special Meeting and vote in person, complete and send a new Proxy Card with a later date or send a written notice stating you would like to revoke your proxy. The notice should be sent to: ThermoRetec Corporation, c/o Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, Attention: Corporate Secretary.

13. SHOULD I SEND IN MY THERMORETEC STOCK CERTIFICATES NOW?

    No. You should continue to hold your certificates for Common Stock. If the Merger is completed, you will receive a package containing instructions on how to exchange your shares of Common Stock for cash.

14. WILL THERMORETEC'S 4 7/8% CONVERTIBLE SUBORDINATED DEBENTURES BE EXCHANGED IN THE MERGER?

    No. However, the Merger will give holders of the debentures the right to cause ThermoRetec to redeem the debentures at 100% of the principal amount to be received, plus accrued interest. If a holder of debentures chooses not to redeem its debentures, that holder's right to receive shares of the Common Stock of ThermoRetec upon conversion of the debentures will be converted into the right to receive $7.00 in cash per share of ThermoRetec Common Stock that the debentures would have been convertible into before the Merger.

15. WHAT WILL HAPPEN TO THE THERMORETEC STOCK OPTIONS AND WARRANTS?

    Options and warrants to purchase Common Stock outstanding on the effective date of the Merger, whether or not the options are then exercisable, will be assumed by Thermo Electron and converted into options or warrants, as the case may be, to purchase the common stock of Thermo Electron.

16. WHO SHOULD I CALL IF I HAVE ANY ADDITIONAL QUESTIONS?

    You should call ThermoRetec Investor Relations at (781) 622-1111.

17. WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

    We are not aware of any other matters to be voted on at the Special Meeting. If you are voting by proxy, however, we ask that you give the proxies listed in the Proxy Card the power to act in their discretion upon any other matters that may come before the Special Meeting.

                                    SUMMARY

    The following is a summary of certain information contained elsewhere in this Proxy Statement. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained elsewhere or incorporated by reference in this Proxy Statement. Stockholders should read this Proxy Statement and its appendices in their entirety before voting.

DATE, TIME AND PLACE OF THE SPECIAL MEETING

    The Special Meeting of stockholders of ThermoRetec Corporation, a Delaware
corporation (the "Company" or "ThermoRetec"), will be held on       ,       ,
2000, at 10:00 a.m., local time, at the offices of Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454.

PURPOSE OF THE SPECIAL MEETING

    At the Special Meeting, the stockholders of the Company will consider and vote on a proposal to adopt an Agreement and Plan of Merger dated as of October 19, 1999 (the "Merger Agreement"), which is attached to this Proxy Statement as Appendix A. The Merger Agreement provides that Retec Acquisition Corporation (the "Merger Sub"), a newly-formed Delaware corporation that is a wholly owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), would merge with and into ThermoRetec (the "Merger"). ThermoRetec would be the surviving corporation (the "Surviving Corporation") in the Merger, and each outstanding share of common stock, $.01 par value, of ThermoRetec (the "Common Stock"), other than shares held by stockholders who are entitled to and who have perfected their Dissenters' Rights (as defined below), shares held by ThermoRetec in treasury and shares held by Thermo
TerraTech Inc., a Delaware corporation ("Thermo TerraTech") and Thermo Electron, will be converted automatically into the right to receive $7.00 in cash, payable to the holders thereof, without interest (the "Cash Merger Consideration"). See "THE MERGER."

RECORD DATE AND QUORUM

    The close of business on       , 1999 is the record date (the "Record Date")
for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. Each holder of record of Common Stock at the close of business on the Record Date is entitled to one vote for each share then held on each matter submitted to a vote of stockholders. At the close of business on the
Record Date, there were       shares of Common Stock outstanding. The holders of
a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions will be counted as shares present and entitled to vote for purposes of determining whether a quorum exists. If you hold your shares of Common Stock through a broker, bank or other nominee, generally the nominee may only vote the Common Stock that it holds for you in accordance with your instructions. However, if it has not timely received your instructions, the nominee may vote on certain matters for which it has discretionary voting authority. Brokers generally will not have discretionary voting authority with respect to the proposal to adopt the Merger Agreement. If a nominee cannot vote on a particular matter because it does not have discretionary voting authority, this is a "broker non-vote" on that matter. Broker non-votes are also counted as present or represented at the Special Meeting for purposes of determining whether a quorum exists. See "THE SPECIAL MEETING--Record Date and Quorum Requirement."

VOTE REQUIRED AND REVOCATION OF PROXIES

    Under Delaware law, holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must adopt the Merger. For the purposes of this vote, a failure to vote, a vote to abstain and a broker non-vote will have the same legal effect as a vote cast against adoption of the Merger Agreement. Thermo TerraTech, which owns approximately 70% of the outstanding Common

Stock, and Thermo Electron, which owns approximately 2% of the outstanding Common Stock, own enough shares of Common Stock to adopt the Merger under Delaware law without the vote of any other holders of Common Stock and have agreed to vote their shares in favor of the Merger Agreement. See "THE SPECIAL MEETING--Voting Procedures."

    A stockholder who returns a proxy may revoke it at any time before the stockholder's shares are voted at the Special Meeting. The proxy may be revoked by written notice to the Secretary of the Company received prior to the Special Meeting, by executing and returning a later-dated proxy or by voting by ballot at the Special Meeting. See "THE SPECIAL MEETING--Voting and Revocation of Proxies."

    If a properly executed Proxy Card is submitted and no instructions are given, the shares of Common Stock represented by that proxy will be voted "FOR" the adoption of the proposed Merger Agreement.

    The Board of Directors of the Company (the "Board" or the "Board of Directors") is not aware of any other matters to be voted on at the Special Meeting. If any other matters properly come before the Special Meeting, including a motion to adjourn the Special Meeting for the purpose of soliciting additional proxies, the persons named on the accompanying Proxy Card will vote the shares represented by all properly executed proxies on such matters in their discretion, except that shares represented by proxies that have been voted "AGAINST" adoption of the Merger Agreement will not be used to vote "FOR" adjournment of the Special Meeting for the purpose of allowing additional time for soliciting additional votes "FOR" the Merger Agreement. See "THE SPECIAL MEETING--Voting Procedures."

PARTIES TO THE MERGER

    THE COMPANY

    ThermoRetec is a national provider of environmental-liability and resource-management services. The Company offers these and related consulting services in four segments: Consulting and Engineering, Nuclear Remediation, Soil Remediation, and Fluids Recycling. The Company's Consulting and Engineering segment provides consultation, engineering, and on-site services to help clients manage problems associated with environmental compliance, resource management, and the remediation of industrial sites contaminated with organic and inorganic wastes and residues. The Company's Nuclear Remediation segment provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation-instrument calibration and repair services, and radiation-source production. Through the Company's Soil Remediation segment, the Company designs and operates facilities for the remediation of nonhazardous soil. The Company also designs and operates mobile equipment for the on-site remediation of such wastes. The Company's Fluids Recycling segment collects, tests, processes, and recycles used motor oil and other industrial fluids.

    The principal executive offices of the Company are located at 9 Pond Lane, Suite 5A, Concord, Massachusetts 01742-2851, and its telephone number is
(978) 371-3200. See "BUSINESS OF THE COMPANY."

    THE MERGER SUB

    The Merger Sub is a newly-formed Delaware corporation organized at the direction of Thermo Electron for the sole purpose of effecting the Merger and has not conducted any prior business.

    The principal executive offices of the Merger Sub are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000. See "CERTAIN INFORMATION CONCERNING THE MERGER SUB, THERMO TERRATECH AND THERMO ELECTRON."

    THERMO ELECTRON

    Thermo Electron and its subsidiaries develop, manufacture and market monitoring, analytical, and biomedical instrumentation; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. Thermo Electron also develops alternative-energy systems and clean fuels, industrial process equipment; and other specialized products. Thermo Electron also provides a range of services including industrial outsourcing, particularly in environmental-liability management, laboratory analysis and metallurgical processing, and conducts advanced-technology research and development. Thermo Electron performs its business through wholly owned subsidiaries and divisions, as well as majority-owned subsidiaries that are partially owned by the public or private investors.

    The principal executive offices of Thermo Electron are located at 81 Wyman Street, Waltham, Massachusetts 02454-9046, and its telephone number is
(781) 622-1000. See "CERTAIN INFORMATION CONCERNING THE MERGER SUB, THERMO TERRATECH AND THERMO ELECTRON."

THE MERGER

    The Merger Agreement provides that subject to satisfaction of certain conditions, the Merger Sub will be merged with and into ThermoRetec, and that following the Merger, the separate existence of the Merger Sub will cease and ThermoRetec will continue as the Surviving Corporation. At the effective time of the Merger, which shall be the date and time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time") (and the date on which the Effective Time occurs being the "Effective Date"), and subject to the terms and conditions set forth in the Merger Agreement, each share of issued and outstanding Common Stock (other than shares as to which Dissenters' Rights (as defined below) are properly perfected and not withdrawn, shares held by ThermoRetec in treasury and shares held by Thermo TerraTech and Thermo Electron) will, by virtue of the Merger, be canceled and converted into the right to receive the Cash Merger Consideration. As a result of the Merger, ThermoRetec's Common Stock will no longer be publicly traded and will be 100% owned by Thermo Electron. The aggregate consideration payable in the Merger, assuming no Dissenters' Rights (as defined below) are exercised, is approximately $65.4 million (including $38.0 million for the redemption of the 4 7/8% Debentures (as defined below)). See "THE MERGER."

EFFECTIVE TIME OF THE MERGER AND PAYMENT FOR SHARES

    The Effective Time is currently expected to occur as soon as practicable after the Special Meeting, subject to adoption of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions of the Merger Agreement. See "--Conditions to the Merger, Termination and Expenses" and "THE MERGER--Conditions." Detailed instructions with regard to the surrender of stock certificates, together with a letter of transmittal, will be forwarded to stockholders by the Company's transfer agent, American Stock Transfer & Trust Company (the "Payment Agent"), promptly following the Effective Time. Stockholders should not submit their stock certificates to the Payment Agent until they have received such materials. The Payment Agent will send payment of the Cash Merger Consideration to stockholders as promptly as practicable following receipt by the Payment Agent of their stock certificates and other required documents. No interest will be paid or accrued on the cash payable upon the surrender of stock certificates. See "THE MERGER--Conversion of Securities." Stockholders should not send any stock certificates to the Company or the Payment Agent at this time.

ASSUMPTION OF THERMORETEC STOCK OPTIONS AND WARRANTS BY THERMO ELECTRON

    At the Effective Time, each outstanding option to purchase shares of Common Stock (each, a "ThermoRetec Stock Option") under the ThermoRetec Stock Option Plans (as defined below), whether or not exercisable, will be assumed by Thermo Electron. Each ThermoRetec Stock Option so assumed by

Thermo Electron will continue to have, and be subject to, the same terms and conditions set forth in the applicable ThermoRetec Stock Option Plan immediately prior to the Effective Time, except that (i) each ThermoRetec Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of common stock, $1.00 par value per share, of Thermo Electron ("Thermo Electron Common Stock") equal to the product of the number of shares of Common Stock that were issuable upon exercise of such ThermoRetec Stock Option immediately prior to the Effective Time multiplied by a fraction (the "Exchange Ratio"), the numerator of which is the Cash Merger Consideration and the denominator of which is the closing price (the "Closing Price") of the Thermo Electron Common Stock on the day immediately preceding the Effective Date as reported in the consolidated transaction reporting system, rounded down to the nearest whole number of shares of Thermo Electron Common Stock, and (ii) the per share exercise price for the shares of Thermo Electron Common Stock issuable upon exercise of each such assumed ThermoRetec Stock Option will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such ThermoRetec Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

    All warrants to purchase ThermoRetec Common Stock outstanding immediately prior to the Effective Time shall be converted at the Effective Time into warrants to purchase Thermo Electron Common Stock. The number of whole shares of Thermo Electron Common Stock for which each warrant will be exercisable (or will become exercisable in accordance with its terms) and the per share exercise price for the shares of Thermo Electron Common Stock issuable upon exercise of such ThermoRetec warrant will be determined in accordance with the terms of such warrants.

    See "THE MERGER--Assumption of ThermoRetec Stock Options and Warrants by Thermo Electron."

THE SPECIAL COMMITTEE'S AND THE BOARD'S RECOMMENDATION

    In November 1998, the Board appointed a committee (the "Special Committee") of one director, Mr. Fred Holubow (who is not an officer or employee of the Company, Thermo TerraTech, the Merger Sub or Thermo Electron and who is not a director of Thermo Electron, Thermo TerraTech or the Merger Sub), to act on behalf of, and in the interests of, the stockholders of the Company other than Thermo TerraTech, Thermo Electron and the directors and officers of the Company, Thermo TerraTech and Thermo Electron (the "Public Stockholders") in his review of and evaluation of the proposed Merger. Mr. Holubow, the member of the Special Committee, owns 26,382 shares of Common Stock and will receive a payment for his shares of Common Stock in the aggregate amount of $184,674 upon consummation of the Merger. In addition, Mr. Holubow holds options to acquire an aggregate of 26,450 shares of Common Stock at exercise prices ranging from $2.93 per share to $10.85 per share, which will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron Common Stock on the same terms as all the other holders of ThermoRetec Stock Options. See "THE MERGER--Assumption of ThermoRetec Stock Options and Warrants by Thermo Electron." Further, deferred units equal to 8,067 shares of Common Stock have accumulated under the Company's deferred compensation plan for directors for the benefit of Mr. Holubow, which units will be converted into the right to receive the Cash Merger Consideration per unit for an aggregate cash payment of $56,469. See "THE MERGER--Deferred Compensation Plan for Directors." In addition, Mr. Holubow owns shares of Thermo Electron Common Stock, as set forth in more detail under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Management."

    At the conclusion of its review and evaluation of the proposed Merger, on October 18, 1999, the Special Committee recommended to the Company's Board that the Merger Agreement be approved and that it be recommended to the stockholders of the Company for adoption. In connection with its recommendation, the Special Committee considered the opinion of Adams, Harkness & Hill, Inc. ("Adams, Harkness & Hill"), that the consideration of $7.00 per share in cash payable under the Merger

Agreement was fair, from a financial point of view, as of the date of such opinion, to the Public Stockholders. See "SPECIAL FACTORS--Opinion of Adams, Harkness & Hill." As part of its deliberations, the Special Committee determined that the Merger is substantively and procedurally fair to the Public Stockholders.

    Following the recommendation of the Special Committee, the Board of Directors approved the Merger Agreement, declared its advisability and recommended that the stockholders of the Company adopt the Merger Agreement. In connection with its recommendation, the Board of Directors also adopted the findings and recommendation of the Special Committee with regard to both the substantive and procedural fairness of the Merger. In reaching their respective decisions to recommend approval of the Merger Agreement, the Special Committee and the Board of Directors also considered the factors set forth elsewhere in this Proxy Statement. See "SPECIAL FACTORS--The Special Committee's and the Board's Recommendation."

    In considering the recommendation of the Board of Directors with respect to the Merger, the Public Stockholders should be aware that certain officers and directors of the Company have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See "SPECIAL FACTORS-- Conflicts of Interest."

    The Special Committee and the Board recommend that the ThermoRetec stockholders vote "FOR" adoption of the Merger Agreement.

OPINION OF ADAMS, HARKNESS & HILL

    Adams, Harkness & Hill provided its opinion to the Special Committee on October 18, 1999, that, as of the date of such opinion, the consideration of $7.00 per share in cash payable under the Merger Agreement was fair, from a financial point of view, to the Public Stockholders of the Company. The full text of the opinion of Adams, Harkness & Hill dated October 18, 1999, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Appendix B and is incorporated herein by reference. The opinion of Adams, Harkness & Hill referred to herein does not constitute a recommendation as to how any stockholder should vote with respect to the Merger. Holders of shares of Common Stock are urged to, and should, read the opinion in its entirety. See "SPECIAL FACTORS--Opinion of Adams, Harkness & Hill."

    The Special Committee retained Adams, Harkness & Hill to assist it in its evaluation of the proposed Merger. Pursuant to the terms of Adams, Harkness & Hill's engagement letter with the Special Committee, the Company paid Adams, Harkness & Hill a retainer fee of $50,000 and a fee of $87,500 upon the delivery of its written fairness opinion dated October 18, 1999 (which fee was payable regardless of the conclusions expressed therein). In addition, the Company has agreed to pay Adams, Harkness & Hill an additional $50,000 if the Special Committee requests an additional fairness opinion in connection with a new or materially revised transaction. The Company has also agreed to reimburse Adams, Harkness & Hill for all reasonable fees and disbursements of its counsel and all of its reasonable travel and other out-of-pocket expenses arising in connection with its engagement, and to indemnify Adams, Harkness & Hill and its affiliates to the full extent permitted by law against liabilities relating to or arising out of its engagement, except for liabilities found to have resulted from the bad faith, willful misconduct or gross negligence of Adams, Harkness & Hill.

    The Merger Agreement provides that it is a condition to the obligations of ThermoRetec to effect the Merger that Adams, Harkness & Hill shall reaffirm orally its written opinion as of the date of mailing of this Proxy Statement and at the Effective Time.

PURPOSE AND REASONS OF THERMO ELECTRON FOR THE MERGER

    The purpose of Thermo Electron for engaging in the transactions contemplated by the Merger Agreement is for Thermo Electron to acquire all of the outstanding shares of Common Stock, other than the shares already held by Thermo Electron and Thermo TerraTech. In determining to acquire such shares of Common Stock at this time, Thermo Electron considered the following factors: (i) recent public capital market trends affecting micro-cap companies, (ii) the latest market trends in the markets in which the Company competes, primarily the environmental-liability and resource-management services industry, (iii) the reduction in the amount of public information available to competitors about ThermoRetec's business that would result from the termination of the Company's separate Securities and Exchange Commission (the "Commission") reporting requirements, (iv) the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time and resources of management and of the Board to stockholder and analyst inquiries, and investor and public relations, (v) the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that Thermo Electron anticipates could result in savings of approximately $450,000 per year, including the approximate cost of associated legal and accounting fees; and
(vi) the Company's management would have greater flexibility to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company.

    Thermo Electron also considered the advantages and disadvantages of certain alternatives to taking ThermoRetec private, including leaving ThermoRetec as a public majority-owned subsidiary of Thermo TerraTech. Thermo Electron considered the number of ThermoRetec shares held by Public Stockholders, recent trends in the price of the Common Stock and the relative lack of liquidity for the Common Stock. Thermo Electron reviewed the net overall cost of the transaction and its benefits, including its contribution to Thermo TerraTech's earnings. Thermo Electron also explored alternative uses for the cash proposed to be used for this transaction. In addition, Thermo Electron considered that by acquiring the minority stockholder interest in ThermoRetec, it would advance the goal of its proposed corporate reorganization, announced in August 1998, to reduce the number of Thermo Electron's majority-owned, public subsidiaries. After consideration of these various factors and extensive negotiations with the Special Committee, Thermo Electron decided to make a proposal to ThermoRetec to acquire for cash, through a merger, all of the outstanding shares of Common Stock that it and Thermo TerraTech did not own at a price of $7.00 per share, which represented a premium of (i) approximately 72% over the closing price of the Common Stock reported in the consolidated transaction reporting system on August 10, 1998, the last day on which the Common Stock traded prior to Thermo Electron's first public announcement of the proposal to take ThermoRetec private (with no price having been announced) and (ii) approximately 27% over the closing price of the Common Stock reported in the consolidated transaction reporting system on October 19, 1999, the day immediately prior to the public announcement of the terms of Thermo Electron's proposal. Thermo Electron proposed to structure the transaction as a cash merger as a result of the decline in the price of Thermo Electron Common Stock in September and October 1999 and to avoid dilution of Thermo Electron's existing stockholders. See "SPECIAL FACTORS--Purpose and Reasons of Thermo Electron for the Merger."

    Thermo Electron beneficially owns, in the aggregate, directly and indirectly through Thermo TerraTech, approximately 73% of the outstanding Common Stock. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Principal Stockholder."

POSITION OF THERMO ELECTRON AS TO FAIRNESS OF THE MERGER

    Thermo Electron considered the findings and recommendation of the Special Committee and the Board with respect to the fairness of the Merger to the Public Stockholders (see "SPECIAL FACTORS--

The Special Committee's and the Board's Recommendation"). As of the date of the Merger Agreement, Thermo Electron adopted the findings and recommendation of the Special Committee and the Board with respect to the fairness of the Merger. Based solely on the findings and recommendation of the Special Committee, and its own internal review of the terms of the Merger, Thermo Electron believes that the Merger is both procedurally and substantively fair to the Public Stockholders and that the Cash Merger Consideration is fair to the Public Stockholders from a financial point of view. Thermo Electron did not attach specific weights to any factors in reaching its belief as to fairness. Thermo Electron is not making any recommendation as to how the Public Stockholders should vote on the Merger Agreement. See "SPECIAL FACTORS--Position of Thermo Electron as to Fairness of the Merger."

    The Public Stockholders should be aware that certain officers and directors of Thermo Electron are also officers and directors of the Company and have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See "SPECIAL FACTORS--Conflicts of Interest." Thermo Electron considered these potential conflicts of interest and based in part thereon, Thermo Electron's proposed offer was conditioned on, among other things, the approval of the Merger by the Special Committee and the receipt by the Special Committee of a fairness opinion from an investment banking firm.

CONFLICTS OF INTEREST

    In considering the recommendation of the Special Committee and the Board with respect to the Merger, the Public Stockholders should be aware that certain officers and directors of ThermoRetec have interests in connection with the Merger that present them with actual or potential conflicts of interest, which are described in more detail under "SPECIAL FACTORS--Conflicts of Interest."

    THE SPECIAL COMMITTEE

    Mr. Holubow, the member of the Special Committee, owns 26,382 shares of Common Stock and will receive a payment for his shares of Common Stock in the aggregate amount of $184,674 upon consummation of the Merger. In addition, Mr. Holubow holds options to acquire an aggregate of 26,450 shares of Common Stock, at exercise prices ranging from $2.93 to $10.85, which will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron Common Stock on the same terms as all the other holders of ThermoRetec Stock Options. See "THE MERGER--Assumption of ThermoRetec Stock Options and Warrants by Thermo Electron." Further, deferred units equal to 8,067 shares of Common Stock have accumulated under the Company's deferred compensation plan for directors for the benefit of Mr. Holubow, which units will be converted into the right to receive the Cash Merger Consideration per unit for an aggregate cash payment of $56,469. See "THE MERGER--Deferred Compensation Plan for Directors." The Special Committee formally met [ ] times, with one or more of its advisors, from November 1998 through the date of this Proxy Statement and, in addition, had numerous informal discussions and consultations in person and telephonically. As compensation for serving on the Special Committee, the Board has authorized that the member of the Special Committee receive a special retainer fee of $20,000 and additional fees of $1,000 for each meeting attended in person and $500 for each meeting attended telephonically. See "SPECIAL FACTORS--Conflicts of Interest" and "MANAGEMENT." Mr. Holubow is also a member of the board of directors of Thermo Trilogy Corporation, a majority-owned, privately held subsidiary of Thermo Ecotek Corporation, which in turn is a majority-owned, publicly traded subsidiary of Thermo Electron. See "SPECIAL FACTORS--Conflicts of Interest." In addition, Mr. Holubow owns shares of Thermo Electron Common Stock, as set forth in more detail under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Management."

    THE THERMORETEC DIRECTORS AND EXECUTIVE OFFICERS

    The members of the Board of Directors, other than the member of the Special Committee, and executive officers of ThermoRetec own in the aggregate 102,818 shares of Common Stock and will receive a payment for their shares of Common Stock in the aggregate amount of $719,726 upon consummation of the Merger. In addition, such Board members and executive officers hold options to acquire an aggregate of 312,800 shares of Common Stock, with exercise prices ranging from $2.45 to $14.93, which will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron Common Stock on the same terms as all the other holders of ThermoRetec Stock Options. See "THE MERGER--Assumption of ThermoRetec Stock Options and Warrants by Thermo Electron." Further, deferred units equal to 977 and 7,665 shares of Common Stock have accumulated under the Company's deferred compensation plan for directors for the benefit of Dr. Gyftopoulos and Dr. Morris, respectively, which units will be converted into the right to receive the Cash Merger Consideration per unit for aggregate cash payments of $6,839 and $53,655, respectively. See "THE MERGER--Deferred Compensation Plan for Directors." Such Board members and executive officers also beneficially own shares of common stock of Thermo TerraTech and Thermo Electron as set forth in more detail under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Management." Further, certain members of the Board and certain executive officers hold directorship or officer positions with Thermo TerraTech and/or Thermo Electron. See "MANAGEMENT."

    INDEMNIFICATION AND INSURANCE

    The Merger Agreement provides that the Surviving Corporation shall, and Thermo Electron will cause the Surviving Corporation to, fulfill and honor in all respects the indemnification obligations of ThermoRetec, pursuant to ThermoRetec's Certificate of Incorporation and Bylaws, as in effect on the date of the Merger Agreement. In addition, the directors and officers of the Company will be provided with continuing directors' and officers' liability insurance coverage for a period of six years following the Effective Time, subject to certain limitations. See "SPECIAL FACTORS--Conflicts of Interest" and "THE MERGER--Indemnification and Insurance."

    The Merger Agreement also provides that ThermoRetec will, regardless of whether the Merger becomes effective, indemnify Fred Holubow against any costs and expenses paid in connection with any claim or action arising out of or pertaining to any action or omission in Mr. Holubow's capacity as a director or fiduciary of ThermoRetec (including as a member of the Special Committee or in connection with the transactions contemplated by the Merger Agreement) that occurs on, before or after the Effective Time, until the expiration of the statute of limitations relating to any such action or omission. ThermoRetec shall pay Mr. Holubow's expenses in advance of the final disposition of the action upon receipt of an undertaking by Mr. Holubow to repay those expenses if it is later decided that he is not entitled to such payment. If the Merger becomes effective, Thermo Electron will be jointly and severally responsible for the indemnification and expense advancement obligations as described above. If the Merger does not become effective, Thermo Electron shall only be responsible for indemnifying or advancing expenses for matters that arise out of or pertain to the work of the Special Committee, the Merger Agreement or the transactions contemplated by the Merger Agreement. See "THE MERGER--Indemnification and Insurance."

    In addition, Thermo Electron has entered into separate indemnification agreements with each of the members of the Board of Directors, including the member of the Special Committee, providing for indemnification of and advancement of expenses to such directors directly by Thermo Electron in certain circumstances. See "THE MERGER--Indemnification and Insurance."

CERTAIN EFFECTS OF THE MERGER

    As a result of the Merger, the entire equity interest in the Company will be beneficially owned by Thermo Electron. Thermo Electron will have complete control over the conduct of the Company's business and will have 100% interest in the net book value and net earnings of the Company and any future increases in the value of the Company. Thermo TerraTech's and Thermo Electron's combined ownership of the Company prior to the transaction contemplated herein aggregated approximately 73%. Upon completion of this transaction, Thermo Electron's interest in the Company's net book value of $65.3 million on July 3, 1999 and net loss of $3,861,000 and $4,993,000 for the year ended April 3, 1999 and the three months ended July 3, 1999, respectively, would increase from approximately 73% of such amounts to 100% of such amounts. The Public Stockholders will no longer have any interest in, and will not be stockholders of, ThermoRetec and therefore will not participate in ThermoRetec's future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Company. Instead, the stockholders of the Company other than Thermo TerraTech, Thermo Electron and holders who perfect their Dissenters' Rights (as defined below) will have the right to receive the Cash Merger Consideration for each share held.

    In addition, the Common Stock will no longer be traded on the American Stock Exchange (the "AMEX") and price quotations with respect to sales of shares in the public market will no longer be available. The registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated, and this termination will eliminate the Company's obligation to file periodic financial and other information with the Commission and will make most other provisions of the Exchange Act inapplicable. See "SPECIAL FACTORS--Certain Effects of the Merger."

    The consummation of the Merger will also give the holders of ThermoRetec's
4 7/8% Convertible Subordinated Debentures due 2000 (the "4 7/8% Debentures") the right to have ThermoRetec redeem such 4 7/8% Debentures for a cash amount equal to 100% of the principal amount to be redeemed, plus accrued interest. The cost to ThermoRetec of such redemption will be approximately $38.0 million.

CONDITIONS TO THE MERGER, TERMINATION AND EXPENSES

    Each party's obligation to effect the Merger is subject to satisfaction of a number of conditions, including with respect to one or both parties: (i) the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon in accordance with the provisions of Section 251 of the General Corporation Law of the State of Delaware (the "DGCL"); (ii) no court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order that is in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (iii) the representations and warranties of the parties shall be true and correct in all material respects on and as of the Effective Time, except as permitted by the Merger Agreement; and
(iv) each of the parties shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed by them on or prior to the Effective Time. It is also a condition to Thermo Electron's obligation to effect the Merger that the Special Committee not have withdrawn its recommendation to the Board of Directors of ThermoRetec that the Merger Agreement, including the Cash Merger Consideration, is fair to, and in the best interests of, the stockholders of ThermoRetec (other than Thermo TerraTech and Thermo Electron). In addition, it is a condition to ThermoRetec's obligation to effect the Merger that, at the time of mailing this Proxy Statement to the stockholders of ThermoRetec and at the Effective Time, Adams, Harkness & Hill shall have reaffirmed orally its fairness opinion and shall not have withdrawn such opinion. Certain conditions that have not been satisfied by one party may be waived by the other party; however, prior approval of the Special Committee is required for ThermoRetec to waive or amend any provision of the Merger Agreement. See "THE MERGER--Conditions." Even if the stockholders adopt the Merger Agreement, there can be no assurance that the Merger will be consummated.

    At any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of ThermoRetec, the Merger Agreement may be terminated by the mutual written consent of the board of directors of the Merger Sub and the Board of Directors of ThermoRetec (upon approval of the Special Committee). In addition, either the Merger Sub or ThermoRetec (upon approval of the Special Committee), in accordance with the provisions of the Merger Agreement, may terminate the Merger Agreement prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of ThermoRetec, if (i) the Merger has not been consummated by March 31, 2000 (in which case the right of ThermoRetec to terminate shall be exercised as directed by the Special Committee), subject to certain exceptions,
(ii) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission issues an order, decree or ruling or takes any other action enjoining, restraining or otherwise prohibiting the Merger and such order, decree or ruling is final and nonappealable or (iii) the approval of the stockholders of ThermoRetec necessary to consummate the Merger has not been obtained, subject to certain exceptions. Thermo Electron has agreed to vote, or cause to be voted, all of the Common Stock owned by it and any of its subsidiaries in favor of the Merger. See "THE MERGER--Termination, Amendment and Waiver."

    In addition, the Merger Sub may terminate the Merger Agreement prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of ThermoRetec, if ThermoRetec breaches any representation, warranty, covenant or agreement in any material respect and fails to cure such breach within 10 business days after written notice of such breach from the Merger Sub. ThermoRetec may terminate the Merger Agreement prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of ThermoRetec, if (i) the Special Committee determines after consultation with outside legal counsel that failure to do so would be inconsistent with the Board's or the Special Committee's fiduciary duties under applicable law or (ii) Thermo Electron or Merger Sub breaches any representation, warranty, covenant or agreement in any material respect and fails to cure such breach within 10 business days after written notice of such breach from ThermoRetec. There is no termination fee payable by either party in the event that the Merger Agreement is terminated. See "THE MERGER--Termination, Amendment and Waiver."

    Each of the parties has agreed to pay its own costs and expenses in connection with the Merger Agreement, whether or not the Merger is consummated. See "THE MERGER--Expenses."

FEDERAL INCOME TAX CONSEQUENCES

    For federal income tax purposes, the receipt of the Cash Merger Consideration by holders of Common Stock pursuant to the Merger will be a taxable sale of the holder's Common Stock. All holders of Common Stock should consult their tax advisors to determine the effect of the Merger under federal, state, local and foreign tax laws. See "FEDERAL INCOME TAX CONSEQUENCES."

RIGHTS OF DISSENTING STOCKHOLDERS

    Any stockholder of ThermoRetec who does not vote in favor of the proposal to adopt the Merger Agreement and who complies strictly with the applicable provisions of Section 262 of the DGCL has the right to dissent and be paid cash for the fair value of such holder's shares of Common Stock ("Dissenters' Rights"). The applicable provisions of Section 262 of the DGCL are attached to this Proxy Statement as Appendix C. To perfect Dissenters' Rights with respect to the Merger, a ThermoRetec stockholder must follow the procedures set forth therein precisely. Those procedures are summarized in this Proxy Statement under "RIGHTS OF DISSENTING STOCKHOLDERS."

    Shares of Common Stock held by persons properly exercising Dissenters' Rights will not be converted into the Cash Merger Consideration in the Merger and after the Effective Time will represent only the right to receive such consideration as is determined to be due such dissenting stockholder pursuant to Section 262 of the DGCL. If after the Effective Time any dissenting stockholder (i) fails to perfect or loses such right to payment or appraisal pursuant to Section 262 of the DGCL or (ii) withdraws such demand for appraisal within 60 days after the Effective Date pursuant to Section 262 of the DGCL, each share of Common Stock of such stockholder shall be treated as a share that had been converted as of the Effective Time into the right to receive the Cash Merger Consideration.

ACCOUNTING TREATMENT

    The Merger will be accounted for as the acquisition of a minority interest by Thermo Electron, using the purchase method of accounting.

MARKET PRICES OF COMMON STOCK AND DIVIDENDS

    The Common Stock is traded on the AMEX (symbol: THN). The following table sets forth, for the periods indicated, the high and low sales prices of the Company's Common Stock as reported in the consolidated transaction reporting system.

                                                                HIGH       LOW
                                                              --------   --------
FISCAL 1998
First Quarter...............................................  $7.5625    $6.50
Second Quarter..............................................   8.125      6.875
Third Quarter...............................................   7.6875     5.50
Fourth Quarter..............................................   7.375      5.625
FISCAL 1999
First Quarter...............................................   6.75       4.375
Second Quarter..............................................   5.125      2.375
Third Quarter...............................................   3.125      1.75
Fourth Quarter..............................................   3.625      1.875
FISCAL 2000
First Quarter...............................................   4.375      2.1875
Second Quarter..............................................   5.25       4.125
Third Quarter (through November 8, 1999)....................   6.625      5.0625

    On August 10, 1998, the last day on which the Common Stock traded prior to the date Thermo Electron first publicly announced the proposal to take ThermoRetec private (with no price having been determined), the high, low and closing sales price per share of Common Stock reported in the consolidated transaction reporting system was $4.0625, $4.0625 and $4.0625, respectively. On October 19, 1999, the last trading day prior to the public announcement of the terms of the proposed Merger, the high, low and closing sales price per share of Common Stock reported in the consolidated transaction reporting system was
$5.50, $5.50 and $5.50, respectively. On       , 1999, the last trading day
prior to the printing of this Proxy Statement, the high, low and closing sales price per share of Common Stock reported in the consolidated transaction
reporting system was $      , $      and $      , respectively. During the third
quarter of fiscal 2000, the highest closing sales price per share prior to the public announcement of the terms of the Merger was $5.50.

    As of       , 1999, there were       holders of record of Common Stock and
approximately       persons or entities holding in nominee name.

    During the Company's two most recent fiscal years, the Company has paid semiannual cash dividends on its Common Stock in the amount of $.10 per share of Common Stock held on the record date of the payment of the dividend.

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER

    In August 1998, Thermo TerraTech and Thermo Electron's senior management initially considered the possibility of an acquisition by Thermo TerraTech of the minority stockholder interest in ThermoRetec and its sister subsidiary, The Randers Killam Group Inc. ("Randers/Killam") in connection with a proposed corporate reorganization of Thermo Electron and certain of its subsidiaries. Each of the acquisitions of Randers/Killam and ThermoRetec would be accomplished by means of a stock-for-stock merger. The goals of Thermo Electron's proposed corporate reorganization include (i) reducing the complexity of Thermo Electron's corporate structure, (ii) consolidating and strategically realigning certain businesses to enhance their competitive market positions and improve management coordination, and (iii) increasing liquidity in the public markets by providing larger market floats for Thermo Electron's publicly traded subsidiaries. If Thermo Electron's reorganization plan is completed as proposed, the number of Thermo Electron's majority-owned subsidiaries will be reduced from 22 to 12.

    In the context of the review of Thermo Electron's entire corporate structure which was taking place at the time, Thermo Electron's management examined several factors, including the financial performance and profitability of ThermoRetec, uncertainty regarding ThermoRetec's future growth prospects, and the potential benefits to ThermoRetec's business if it were to become part of a larger business unit. Thermo Electron also considered the following factors: (i) recent public capital market trends affecting micro-cap companies; (ii) the latest market trends in the markets in which the Company competes; (iii) the reduction in the amount of public information available to competitors about ThermoRetec's business that would result from the termination of the Company's obligations under the Commission's reporting requirements; (iv) the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time and resources of management and of the Board to stockholder and analyst inquiries, and investor and public relations; (v) the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that Thermo Electron anticipates could result in savings of approximately $450,000 per year, including fees for an audit by an independent accounting firm and legal fees; and (vi) the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company.

    Thermo Electron also considered the relatively low volume of trading in the Common Stock and considered that the Merger would result in the Public Stockholders receiving a somewhat more liquid, more readily tradeable security (at the time the Merger was initially being considered, the Thermo TerraTech common stock). Management of Thermo Electron also considered that acquiring the minority stockholder interest in ThermoRetec would advance the goal of Thermo Electron's proposed corporate reorganization to reduce the number of majority-owned, public subsidiaries of Thermo Electron. Management of Thermo Electron also considered recent trends in the price of the Common Stock, although ThermoRetec's current stock price was not a significant factor in the timing of Thermo Electron's decision to propose acquiring the minority stockholder interest in ThermoRetec.

    On August 10 and 11, 1998, the board of directors of Thermo Electron held a special meeting at which Thermo Electron's management presented the proposal for Thermo TerraTech to acquire all of the shares of Common Stock that Thermo TerraTech and Thermo Electron did not already own, as a part of the proposed corporate reorganization of Thermo Electron and certain of its subsidiaries. The Thermo Electron board of directors discussed several factors presented by management regarding this proposal, including each of the factors discussed in the second paragraph of this section.

    The Thermo Electron board of directors also considered the relatively low volume of trading in the Common Stock and that the Merger would result in the Public Stockholders receiving a somewhat more liquid, more readily tradeable security (as noted above, at this point in time, the proposed form of consideration in the Merger was still the common stock of Thermo TerraTech). The Thermo Electron board of directors also acknowledged that as a result of the Merger, the entire equity interest in ThermoRetec would be beneficially owned by Thermo Electron, directly and indirectly through Thermo TerraTech. The Public Stockholders would no longer have any interest in, and would not be stockholders of, ThermoRetec, and therefore would not participate in ThermoRetec's future earnings and potential growth. Additionally, upon consummation of the Merger, the Common Stock would no longer be traded on the AMEX, price quotations with respect to sales of shares in the public market would no longer be available and the registration of the Common Stock under the Exchange Act would be terminated.

    In addition, the Thermo Electron board of directors considered the advantages and disadvantages of certain alternatives to acquiring the Public Stockholder interest in ThermoRetec, including (i) selling its and Thermo TerraTech's equity interest in the Company and (ii) leaving ThermoRetec as a majority-owned, public subsidiary of Thermo TerraTech. The first alternative, that of selling its and Thermo TerraTech's equity interest in the Company, was briefly considered by Thermo Electron management, but it was not an alternative that was pursued as reasonable, given that Thermo Electron did not want to sell its equity interest, and did not want Thermo TerraTech to sell its equity interest, in the Company. The advantages to leaving ThermoRetec as a majority-owned, public subsidiary that Thermo Electron considered at the time included (i) the avoidance of dilution to the Thermo TerraTech stockholders by the issuance of more of its shares of common stock as consideration for shares of Common Stock (as stated above, at that time the proposed form of consideration in the Merger was still the common stock of Thermo TerraTech) and
(ii) maintaining the potential access ThermoRetec has to capital in the public markets as a public company. The disadvantages to leaving ThermoRetec as a majority-owned, public subsidiary that Thermo Electron considered included (i) the costs associated with being a public company and (ii) the public information available to competitors about ThermoRetec's business as result of its filing obligations with the Commission.

    The Thermo Electron board of directors also discussed that, by acquiring the Public Stockholder interest in ThermoRetec, it would advance the goal of Thermo Electron's proposed corporate reorganization to reduce the number of Thermo Electron's majority-owned, public subsidiaries. After consideration of these various factors, Thermo Electron's board authorized a proposed corporate reorganization, which included Thermo TerraTech acquiring all of the shares of Common Stock that Thermo TerraTech and Thermo Electron did not already own for Thermo TerraTech common stock.

    On August 12, 1998, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company and Randers/ Killam would be merged into Thermo TerraTech. Thermo Electron's announcement stated that this consolidation would strengthen the group's ability to compete in the industrial and environmental outsourcing markets, as well as enhance their ability to withstand adverse market conditions. In addition, Thermo Electron's stated goals with respect to the reorganization generally were a reduction of the complexity of Thermo Electron's corporate structure, a consolidation and strategic realignment of certain businesses to enhance their competitive market positions and improve management coordination, and an increase in liquidity in the public markets for stock of the remaining publicly-traded subsidiaries of Thermo Electron by providing larger market floats. Under this proposal, shareholders of the Company, as well as shareholders of Randers/Killam, would receive common stock of Thermo TerraTech in the proposed transaction in exchange for their shares in the subsidiaries.

    On November 18, 1998, the Board of Directors of the Company appointed a special committee of independent directors to consider any proposed transaction with Thermo TerraTech, to consider such alternatives to any such transaction as the Special Committee may deem appropriate and to make a recommendation to the Board of Directors on whether to approve any such transaction. The Board of Directors appointed Fred Holubow to serve as the sole member of the Special Committee.

    In late December 1998, the Special Committee retained Altheimer & Gray as its legal adviser, and in January and February 1999, the Special Committee made inquiries with, and interviewed, a number of investment banking firms. As no formal proposal had yet been received by the Company from Thermo Electron or Thermo TerraTech, the Special Committee did not at that time select an investment banker. In addition to the foregoing, at a meeting on January 20, 1999, the Special Committee reviewed with Altheimer & Gray the duties of special committees in situations such as this one.

    On May 5, 1999, Thermo Electron publicly announced a revised proposal, under which the public stockholders of the Company, Randers/Killam and Thermo TerraTech would all receive common stock of Thermo Electron in exchange for their shares in these three subsidiaries. The decision to take Thermo TerraTech private along with the Company and Randers/Killam was made as part of the ongoing corporate reorganization of Thermo Electron and its subsidiaries.

    On May 17, 1999, the Special Committee and Altheimer & Gray met with Adams, Harkness & Hill regarding Adams, Harkness & Hill's retention and the work Adams, Harkness & Hill would perform in connection therewith. The Special Committee, on behalf of the Company, entered into an engagement letter agreement with Adams, Harkness & Hill as of May 20, 1999. Adams, Harkness & Hill had previously been retained by the special committees of independent directors of Thermo TerraTech and Randers/ Killam to provide opinions as to the fairness of the consideration to be received by the respective stockholders of each company, other than Thermo Electron and its affiliates, in contemplated separate transactions involving Thermo Electron. The Special Committee determined that in light of the revisions to the proposed transaction (in that the Company would not be engaging in a transaction directly with Thermo TerraTech), retention of Adams, Harkness & Hill by the Special Committee was appropriate.

    During May, June and July 1999, the Special Committee and Adams, Harkness & Hill began extensive due diligence with respect to the Company and Thermo Electron, including the financial condition of both companies, both through on-site visits to the Company's and Thermo Electron's respective headquarters and by telephone calls and receipt of documents. On June 25, 1999, the Special Committee met with Adams, Harkness & Hill to discuss their ongoing due diligence efforts and the status of the transaction. After consultation with the Special Committee and with its consent, Adams, Harkness & Hill engaged Environmental Business International, Inc., a leading independent strategic consulting firm serving the environmental services industry, to support its assessments of environmental industry conditions.

    On August 2, 1999, the Special Committee received the preliminary report and presentation from Adams, Harkness & Hill. At this August 2, 1999 meeting, the Special Committee and its advisors reviewed the presentation in detail and held lengthy and significant discussions with Adams, Harkness & Hill as to its analysis and assumptions and suggested modifications with respect thereto. Also at the August 2, 1999 meeting, Altheimer & Gray discussed further the duties of the Special Committee.

    On August 4, 1999, Thermo Electron delivered to Adams, Harkness & Hill its proposal for the financial terms of the proposed transaction. Thermo Electron proposed an exchange ratio of 0.22 shares of Thermo Electron common stock for each share of Common Stock of the Company. Based on the $16.875 closing price of Thermo Electron common stock on August 3, 1999, the day immediately prior to their delivery of its proposed exchange ratio, under this proposal, each share of Common Stock of the Company would be converted into $3.7125 in Thermo Electron common stock. By contrast, the closing price of the Company's Common Stock on that day was $4.3125. In Thermo Electron's analysis accompanying the proposal, Thermo Electron justified this exchange ratio by applying a 29.5% premium to the value of its own stock, which Thermo Electron representatives believed to be significantly undervalued. A package containing Thermo Electron's analysis underlying this proposal was delivered to the Special Committee on August 16, 1999.

    Based on this proposal, Mr. Holubow began negotiating the terms of the proposed transaction with Mr. Theo Melas-Kyriazi, Chief Financial Officer of each of Thermo Electron and the Company and a director of the Company, and Mr. Brian D. Holt, Chief Operating Officer, Environment and Energy of

Thermo Electron and a director of the Company. On August 25, 1999, Mr. Holubow called Messrs. Melas-Kyriazi and Holt and formally rejected Thermo Electron's August 4, 1999 proposal.

    On August 31, 1999, Mr. Melas-Kyriazi proposed to Mr. Holubow an exchange ratio of 0.34 shares of Thermo Electron common stock for each share of Common Stock of the Company, with a "collar" mechanism, such that the minimum and maximum market value of Thermo Electron common stock to be received for each share of Common Stock of the Company would be $5.95 and $7.25, respectively. The
0.34 proposed exchange ratio was the equivalent of $5.29 per share of Common Stock of the Company, based on the $15.5625 per share closing price of Thermo Electron common stock on August 30, 1999. The Thermo Electron representatives explained the anomaly of the exchange ratio value being initially below the $5.95 "floor" value by reference to their belief that the Thermo Electron common stock remained significantly undervalued at the time.

    On August 29, 1999, Thermo Electron delivered to Altheimer & Gray an initial draft merger agreement. Altheimer & Gray delivered its initial comments on this draft to Thermo Electron on September 1, 1999. During the month of September 1999, the parties and their representatives commenced negotiation of the terms of the Merger Agreement.

    During the first week of September 1999, the Special Committee had several discussions with Messrs. Melas-Kyriazi and Holt, Dr. Robert W. Dunlap, the Company's Chief Executive Officer and representatives of Adams, Harkness & Hill to discuss the terms of the proposed transaction. Because of the difficulty in achieving a transaction in which the Public Stockholders receive shares of Thermo Electron common stock in a tax-free transaction, and because of Thermo Electron's continued insistence on applying a premium to the valuation of shares of Thermo Electron common stock in the transaction, Mr. Holubow decided to request that the form of the transaction be changed to a transaction in which the Public Stockholders would receive cash for their shares. On September 3, 1999, Mr. Melas-Kyriazi indicated that Thermo Electron would be prepared to pay $6.25 per share in cash for the Company's common stock.

    At this time, Mr. Holubow asked Mr. Melas-Kyriazi whether there were
(i) any plans of Thermo Electron or Thermo TerraTech for material changes with respect to the Company or its business operations and (ii) any plans of Thermo Electron or Thermo TerraTech that would materially impact the value of the Company as a strategic asset to Thermo Electron or Thermo TerraTech.
Mr. Melas-Kyriazi assured Mr. Holubow that neither Thermo Electron nor Thermo TerraTech intended to materially change the Company's business and that neither Thermo Electron nor Thermo TerraTech had any specific plans that would be material to the Special Committee in understanding the value of the Company as a strategic asset to Thermo Electron or Thermo TerraTech (other than those asset dispositions announced by the Company in May 1999). Mr. Melas-Kyriazi assured Mr. Holubow that, in the event of any material developments in either such regard, he would provide updates to the Special Committee. No such updates were provided at any time prior to execution of the Merger Agreement.

    On September 8, 1999, the Special Committee was informed that the Company might shortly be awarded a material contract which could increase the value of the Company. Over the next several days, the Special Committee, Adams, Harkness & Hill and representatives of Thermo Electron and the Company discussed and considered the possible terms that the contract, if awarded, might contain and the probabilities of the award of the contract to the Company. All of the parties acknowledged that there was a possibility that the contract might not be awarded to the Company and accordingly Adams, Harkness & Hill did not consider the award of the contract in issuing its fairness opinion. As of the date of the Proxy Statement, the contract has not been awarded to the Company.

    On September 16 and 17, 1999, the Special Committee, Adams, Harkness & Hill and Messrs. Melas-Kyriazi and Holt conducted further discussions regarding the proposed amount of the Cash Merger Consideration. No resolution was reached in these meetings, with Thermo Electron indicating a range of cash merger consideration of $6.73 to $6.94 per share, and the Special Committee indicating that the low end of its range was $7.12 per share. In the morning of September 17, 1999, Mr. Holt formally proposed a transaction with a cash merger price of $6.75 per share of Common Stock of the Company. The Special Committee promptly rejected this proposal.

    Later on September 17, 1999, Mr. Holt called Mr. James A. Simms of Adams, Harkness & Hill to indicate that Thermo Electron would be willing to consummate a cash transaction at $7.00 per share of Common Stock of the Company. Mr. Simms relayed this message to Mr. Holubow. Mr. Simms indicated on a preliminary basis that he believed that, subject to required internal processes, Adams, Harkness & Hill would be prepared to deliver a fairness opinion with respect to a $7.00 per share proposal. Mr. Holubow called Mr. Holt on September 21, 1999 to confirm his willingness to recommend a $7.00 per share transaction, subject to final negotiation of the merger agreement and delivery by Adams, Harkness & Hill of a fairness opinion.

    During this time, Thermo Electron was also concluding negotiations with the special committees of independent directors of Thermo TerraTech and Randers/Killam with respect to the financial and other terms of those respective transactions and the applicable merger agreements. Thermo Electron informed the three special committees that it proposed to reach agreement on all three transactions simultaneously. Accordingly, meetings of the boards of directors of all four corporations were called for October 18 and 19, 1999, with the meetings of the Randers/Killam board and the Company's Board of Directors scheduled for October 18 and the meetings of the Thermo TerraTech and Thermo Electron boards scheduled for October 19.

    On October 18, 1999, the Special Committee met with Dr. Dunlap, Adams, Harkness & Hill and Altheimer & Gray to review the process undertaken to date, review the Merger Agreement as finally negotiated, receive reports from Dr. Dunlap, on behalf of management of the Company, from Altheimer & Gray, as to the Special Committee's duties under applicable law, and from Adams, Harkness & Hill as to its report with respect to the fairness of the Thermo Electron proposal from a financial point of view. At this meeting, Adams, Harkness & Hill delivered its opinion to the Special Committee to the effect that, subject to the various assumptions and limitations set forth therein, the $7.00 cash price to be received by the Public Stockholders pursuant to the Merger Agreement was fair to such stockholders, from a financial point of view, as of such date. A copy of the full text of the opinion of Adams, Harkness & Hill which sets forth, among other things, the opinion expressed, assumptions made, procedures followed, matters considered and limitations of review undertaken in connection with such opinion, is attached hereto as Appendix B and should be read in its entirety. At this meeting, the Special Committee determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair and in the best interests of the Company and the Public Stockholders, authorized and approved the acquisition of shares by the Merger Sub in the Merger, approved and adopted in all respects the Merger Agreement and the performance by the Company of its obligations thereunder, and recommended that the Board of Directors approve and adopt the Merger Agreement and the acquisition of shares pursuant thereto and that the Board of Directors recommend that the Public Stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby.

    Later on October 18, 1999, at a meeting of the Board of Directors, the Special Committee presented its report to the Board, including its recommendations set forth above. The Board of Directors unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair and in the best interests of the Company and the Public Stockholders, declared the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement to be advisable, authorized and approved the acquisition of shares in the Merger, approved and adopted in all respects the Merger Agreement and the performance by the Company of its obligations thereunder, recommended that the Public Stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby, and approved the treatment of the options, warrants and convertible debentures as described in the Merger Agreement.

    On October 19, 1999, the board of directors of Thermo Electron met and determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair, in the best interests of the Company and the Public Stockholders, and in furtherance of the long-term business strategy of the Company, and approved and adopted in all respects the Merger Agreement and the performance by Thermo Electron and Merger Sub of their respective obligations thereunder.

    The Merger Agreement was executed on October 19, 1999, and the Company issued a press release announcing such execution and delivery on October 20, 1999.

THE SPECIAL COMMITTEE'S AND THE BOARD'S RECOMMENDATION

    The Special Committee and the Board of Directors believe that the terms of the Merger are fair to, and in the best interests of, the Public Stockholders. In reaching this conclusion, the Special Committee has determined that the Merger is both substantively and procedurally fair to the Public Stockholders. The Board of Directors has adopted the findings and recommendation of the Special Committee with regard to both the substantive and procedural fairness of the Merger. Accordingly, the Board of Directors has unanimously approved the Merger Agreement and unanimously recommends its approval by the stockholders.

    In reaching their decisions to approve the Merger Agreement and recommend its approval to the stockholders, the Special Committee and the Board of Directors considered the following factors, which constitute all of the material factors considered by the Special Committee and the Board of Directors:

    --  The current and historical market prices of the Common Stock. The
       Special Committee and the Board of Directors considered the declining per share price of the Common Stock prior to the time of Thermo Electron's August 1998 proposal, the possibility that the price would remain depressed and the 72.3% premium that the $7.00 per share offered over such price. In addition, the Special Committee and the Board of Directors considered the fact that the $7.00 per share price represented a 27.3% premium over the closing price per share of the Common Stock on October 19, 1999, the day prior to the public announcement of the execution of the Merger Agreement.

    -- The Special Committee's consideration of, among other things, the business plan provided by management of the Company and information with respect to the financial condition, results of operations, business and prospects of the Company, and changes occurring in the environmental services industry, their impact on the Company and the potential implication of these changes on the Company's relationship with Thermo Electron.

    -- The opinion of Adams, Harkness & Hill that the consideration of $7.00 per share in cash was fair, from a financial point of view as of October 18, 1999, to the Public Stockholders. The Special Committee reviewed the independent financial analyses performed by Adams, Harkness & Hill, and found them to be reasonable and believed that Adams, Harkness & Hill's conclusion that the price offered by Thermo Electron was fair, from a financial point of view, to the Public Stockholders was a reasonable conclusion based on the analyses performed. The full text of Adams, Harkness & Hill's opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix B and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE ADAMS, HARKNESS & HILL OPINION AND THE "OPINION OF ADAMS, HARKNESS & HILL" SECTION SET FORTH BELOW CAREFULLY IN THEIR ENTIRETY.

    -- The terms of the Merger Agreement, including (i) the amount and form of the consideration, (ii) that the recommendation of the Special Committee may be withdrawn, modified or amended, and that the Merger Agreement may be terminated, to the extent the Special Committee determines that failure to do so would be inconsistent with the Special Committee's or the Board's fiduciary duties; (iii) the absence of any termination fee in the event the Merger Agreement is terminated because of an uncured material breach by the Company, a withdrawal or change in the Special Committee's recommendation or the stockholders' failure to approve the Merger Agreement; (iv) that the Merger is not subject to any financing condition; and (v) the limited nature of other conditions to the Merger.

    -- The likelihood that the Merger would be consummated, based in part on the financial condition of Thermo Electron and the limited scope of conditions to be satisfied prior to the consummation of the Merger as provided in the Merger Agreement.

    -- The history of the negotiations between the Special Committee and its representatives and Thermo Electron representatives, including the fact that (a) the negotiations resulted in an increase in the price at which Thermo Electron was prepared to acquire the Shares from $3.7125 per Share (as described above with respect to Thermo Electron's August 1999 proposal) to $7.00 per Share, an increase of 88.6%, and (b) the Special Committee believed that Thermo Electron would not further increase the price payable in the Merger and that $7.00 per Share was the highest price that could be obtained from Thermo Electron;

    -- The Special Committee's review of presentations by, and discussion of the terms of the Merger Agreement (including the Merger) with, the Company's management and representatives of the Special Committee's legal counsel and its financial advisors;

    -- The market price and relative lack of liquidity for the Common Stock and the liquidity that would be realized by stockholders from the all cash offer. The Special Committee and the Board of Directors believed that the liquidity to be realized by the Public Stockholders would be beneficial to such stockholders as it would give them liquidity that ownership of the Common Stock did not otherwise provide as each of them believed that Thermo TerraTech's significant ownership of the Common Stock
       (i) resulted in a relatively small public float that necessarily limited the amount of trading in the Common Stock and (ii) decreased the likelihood that a proposal to acquire the Common Stock would be made by an independent entity without the consent of Thermo Electron.

    -- The fact that Thermo Electron (through Thermo TerraTech) owns a majority of the shares of Common Stock, control of the Board and the right to maintain such ownership level and control, and the stated unwillingness of Thermo Electron and Thermo TerraTech to sell such shares to a third party buyer for the Company and the improbability of such a third party making such a bid; and in connection therewith, Thermo Electron had indicated that it was not interested in selling the Company to a third party and the Special Committee and Adams, Harkness & Hill were not authorized to, and did not, solicit third party indications of interest for the acquisition of the Company or its businesses; accordingly, there would be no opportunity to otherwise provide liquidity to the Public Stockholders.

    -- The ability of the Public Stockholders to exercise dissenters' rights under the Delaware Law in connection with the Merger.

    In reaching its determinations referred to above, the Board of Directors considered the recommendation of the Special Committee and a report of the Special Committee, which, in the view of the Board of Directors, supported such determinations.

    The members of the Board of Directors, including the member of the Special Committee, evaluated the various factors considered in light of their knowledge of the business, financial condition and prospects of the Company, and sought and considered the advice of financial and legal advisors. In light of the number and variety of factors that the Board of Directors and the Special Committee considered in connection with their evaluation of the Merger, neither the Board of Directors nor the Special Committee found it practicable to quantify or otherwise assign relative weights to any of the foregoing factors, and, accordingly, neither the Board of Directors nor the Special Committee did so. In addition to the factors listed above, the Special Committee considered the fact that consummation of the Merger would eliminate the opportunity of the Public Stockholders to participate in any potential future growth in the value of the Company, but believed that this loss of opportunity was appropriately reflected by the price of $7.00 per share to be paid in the Merger.

    The Board of Directors, including the Special Committee, believes that the Merger is procedurally fair because, among other things: (i) the Special Committee consisted of an independent director (unaffiliated with Thermo Electron, Thermo TerraTech, Merger Sub or their affiliates or the Company's management) appointed to represent the interests of the Public Stockholders;
(ii) the Special Committee retained and was advised by independent legal counsel; (iii) the Special Committee retained and was advised by an independent investment bank, who assisted the Special Committee in evaluating the Merger and rendered a fairness opinion, as described herein; (iv) the detailed review by the Special Committee and its advisors of the business and financial condition of the Company; (iv) the deliberations pursuant to which the Special Committee evaluated the Merger and alternatives thereto; and (v) the $7.00 per share price and the other terms and conditions of the Merger Agreement resulted from active arms'-length bargaining between the Special Committee, on the one hand, and Thermo Electron, on the other.

    The Special Committee and the Board of Directors did not consider the Cash Merger Consideration as compared to any implied liquidation value because it was not and is not contemplated that the Company will be liquidated, whether or not the Merger is completed.

    THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS, BY A UNANIMOUS VOTE, HAVE APPROVED THE MERGER AGREEMENT, BELIEVE THAT THE TERMS OF THE MERGER ARE FAIR TO THE STOCKHOLDERS OTHER THAN THERMO ELECTRON AND THERMO TERRATECH AND UNANIMOUSLY RECOMMEND THAT THE STOCKHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT.

    In considering the recommendation of the Special Committee and the Board of Directors with respect to the Merger Agreement, stockholders should be aware that certain members of the Board of Directors have certain interests in the Merger that are different from, or in addition to, the interests of stockholders generally and that represent actual or potential conflicts of interest. The Special Committee and the Board of Directors were aware of these interests and considered them, among other matters, in approving the Merger Agreement. See "--Conflicts of Interest."

    In order to aid the evaluation of the Company by the Special Committee and Adams, Harkness & Hill's assessment of the fairness, from a financial point of view, of the consideration of $7.00 per share in cash payable pursuant to the Merger Agreement, the Company furnished the Special Committee and Adams, Harkness & Hill with certain projected financial data prepared by the Company's management. SEE "CERTAIN PROJECTED FINANCIAL DATA."

OPINION OF ADAMS, HARKNESS & HILL

    Pursuant to a letter agreement dated as of May 20, 1999 (the "Adams, Harkness & Hill Engagement Letter"), Adams, Harkness & Hill was retained by the Special Committee to render an opinion (the "Opinion") as to the fairness, from a financial point of view, to the Public Stockholders, of the consideration to be received by such Public Stockholders in connection with the Merger. The Special Committee selected Adams, Harkness & Hill for a number of reasons, including its qualifications, expertise and reputation in the area of valuation and financial advisory work. Adams, Harkness & Hill is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. Adams, Harkness & Hill also was engaged by the special committees of the Board of Directors of each of Randers/Killam and Thermo TerraTech, respectively, to render opinions as to the fairness to the holders of common stock of Randers/Killam and Thermo TerraTech other than Thermo Electron and its affiliates, of the consideration to be received by such holders in separate transactions involving Thermo Electron, and received customary fees therefor. At the meeting of the ThermoRetec Board on October 18, 1999, Adams, Harkness & Hill rendered its oral Opinion, subsequently confirmed in writing, that, as of October 18, 1999, based upon and subject to the various considerations set forth in the Opinion, the consideration pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of Common Stock other than Thermo Electron and its affiliates. It is a condition to the obligation of ThermoRetec to effect the Merger that Adams, Harkness & Hill shall reaffirm orally its written opinion as of the date of the mailing of this Proxy Statement and at the Effective Time.

    THE FULL TEXT OF THE WRITTEN OPINION OF ADAMS, HARKNESS & HILL DATED OCTOBER 18, 1999, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY ADAMS, HARKNESS & HILL IN RENDERING ITS OPINION, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. THERMORETEC SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. ADAMS, HARKNESS & HILL'S OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND ADDRESSES ONLY THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE PUBLIC STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT, FROM A FINANCIAL POINT OF VIEW AS OF OCTOBER 18, 1999, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF THERMORETEC COMMON STOCK AS TO HOW TO VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF ADAMS, HARKNESS & HILL SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

    The following is a summary of the various sources of information and valuation methodologies used by Adams, Harkness & Hill in arriving at its Opinion regarding the proposed transaction with Thermo Electron. To determine the fairness of the transaction, Adams, Harkness & Hill employed analyses based on the following:

    - Public company peers' financial performance and relative valuations;

    - Transaction premiums paid in selected precedent acquisitions;

    - Stock price performance; and

    - Discounted cash flow analysis.

    In conducting its investigation and analysis and in arriving at its Opinion, Adams, Harkness & Hill reviewed the information and took into account the financial and economic factors it deemed relevant and material under the circumstances. The material actions undertaken by Adams, Harkness & Hill in its analysis were as follows:

    - Reviewed internal financial information concerning the business and operations of ThermoRetec that was furnished to Adams, Harkness & Hill by ThermoRetec's management for purposes of its analysis, as well as publicly available information, including but not limited to ThermoRetec's recent filings with the Commission;

    - Reviewed the Merger Agreement in the form presented to the Special Committee;

    - Compared the historical market prices and trading activity of the Common Stock with those of other publicly traded companies that Adams, Harkness & Hill deemed relevant;

    - Compared the financial position and operating results of ThermoRetec with those of other publicly traded companies that Adams, Harkness & Hill deemed relevant;

    - Compared the proposed financial terms of the Merger with the terms of other merger and acquisition transactions that Adams, Harkness & Hill deemed relevant; and

    - Held discussions with members of ThermoRetec's senior management concerning ThermoRetec's historical and current financial condition and operating results, as well as its future prospects.

    Adams, Harkness & Hill also reviewed relevant industry market research studies, company research reports and key economic and market indicators, including interest rates, and general stock market performance. Other than as set forth above, Adams, Harkness & Hill did not review any additional information in preparing its opinion that, independently, was material to its analysis. As a part of its engagement, Adams, Harkness & Hill was not requested to, and did not, solicit any third party indications of interest in acquiring ThermoRetec. The Special Committee did not place any limitation upon Adams, Harkness & Hill with respect to the procedures followed or factors considered by Adams, Harkness & Hill in rendering its Opinion.

    In rendering its Opinion, Adams, Harkness & Hill assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to Adams, Harkness & Hill by, or on behalf of, ThermoRetec, and did not independently verify such information. Adams, Harkness & Hill assumed, with the Special Committee's consent, that:

    - All material assets and liabilities (contingent or otherwise, known or unknown) of ThermoRetec are as set forth in its financial statements;

    - Obtaining any regulatory and other approvals and third party consents required for consummation of the Merger would not have a material effect on the anticipated benefits of the Merger; and

    - The Merger would be consummated in accordance with the terms set forth in the Merger Agreement, without any amendment thereto and without waiver by ThermoRetec or Thermo Electron of any of the conditions to their respective obligations thereunder.

    Adams, Harkness & Hill assumed that the projections examined by it were reasonably prepared based upon the best available estimates and good faith judgments of the Company's senior management as to the future performance of ThermoRetec. In conducting its review, Adams, Harkness & Hill did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of ThermoRetec. After consultation with the Special Committee and with its consent, however, Adams, Harkness & Hill engaged Environmental Business International, Inc., a leading independent strategic consulting firm serving the environmental services industry, to support its assessments of environmental industry conditions. Adams, Harkness & Hill's Opinion did not predict or take into account any possible economic, monetary or other changes which may occur, or information which may come available, after the date of its written Opinion.

PUBLIC COMPANY PEER ANALYSIS--THERMORETEC

    ThermoRetec is a national provider of environmental-liability and resource-management services. The Company offers these and related consulting services in four segments: Consulting and Engineering, Nuclear Remediation, Soil Remediation, and Fluids Recycling. The Company's Consulting and Engineering segment provides consultation, engineering, and on-site services to help clients manage problems associated with environmental compliance, resource management, and the remediation of industrial sites contaminated with organic and inorganic wastes and residues. The Company's Nuclear Remediation segment provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation-instrument calibration and repair services, and radiation-source production. Through the Company's Soil Remediation segment, the Company designs and operates facilities for the remediation of nonhazardous soil. The Company also designs and operates mobile equipment for the on-site remediation of such wastes. The Company's Fluids Recycling segment collects, tests, processes, and recycles used motor oil and other industrial fluids.

    Accordingly, Adams, Harkness & Hill established three groups of publicly traded companies (comprising companies conducting business in three general areas: (i) civil engineering and remediation services, (ii) environmental consulting and engineering services, and (iii) diversified engineering/ construction/ remediation/consulting companies) that it deemed comparable to ThermoRetec based on markets served, product offerings, business model and/or financial performance ("Peer Group Companies"). The three groups consist of:

    - Diversified Civil Engineering/Construction/Environmental/Consulting Companies

    1)  Baker (Michael) Corp.;

    2)  Jacobs Engineering Group, Inc.; and

    3)  URS Corp.

    - Environmental Services and Consulting Companies

    1)  EA Engineering Science & Technology;

    2)  Ecology and Environment;

    3)  GZA GeoEnvironmental Technologies;

    4)  Harding Lawson Associates Group; and

    5)  Tetra Tech Inc.

    - Environmental Engineering and Remediation Services

    1)  IT Group Inc.;

    2)  National Environmental Services Co.;

    3)  Sevenson Environmental Services Inc.;

    4)  TRC Companies Inc.;

    5)  Versar, Inc.; and

    6)  Weston (Roy F.) Inc.

    Adams, Harkness & Hill compared certain financial measures and metrics of ThermoRetec with those of the Peer Group Companies. Such information included:
Market Capitalization ("MC"); Enterprise Value ("EV"); Price/Projected Calendar 1999 & 2000 Earnings Ratios ("Forward 1999 & 2000 P/Es"); Enterprise Value/LTM Revenue; LTM Revenue; LTM Operating Margin; Market Capitalization/Book Value; and Year/Year Quarterly Revenue Growth.

    Enterprise Value/LTM Revenue ("EV/LTM Revenue") and Price/Earnings ("P/E") multiples imply the range of value public markets place on companies in a particular market segment. Adams, Harkness & Hill employed an EV valuation in this analysis because this methodology implies value based on a company's operations, regardless of how the company finances those operations. To determine EV, MC is calculated as the product of a company's common stock price per share (Adams, Harkness & Hill used the closing price on October 8, 1999, for all public company comparable analyses) multiplied by the number of diluted shares outstanding. The MC is then adjusted for a company's debt and cash positions by adding the debt balance and subtracting the cash balance to arrive at an EV. Unlike EV-based valuation methodologies, P/E-based valuation methodologies imply a value based on net after-tax earnings inclusive of the earnings impact of how the company finances its operations. The following equation illustrates the manner in which EV has been calculated:

    ((market value of equity) + (debt))-(cash, cash equivalents and short-term investments)

    In order of descending EV/LTM Revenue, the Peer Group Companies (for which sufficient data was available) ranked as follows:

     1) Tetra Tech Inc.;

     2) National Environmental Services Co.;

     3) URS Corp.;

     4) IT Group Inc.;

     5) TRC Companies Inc.;

     6) Versar, Inc.;

     7) Sevenson Environmental Services Inc.;

     8) Jacobs Engineering Group, Inc.;

     9) Ecology and Environment;

    10) Weston (Roy F.) Inc.;

    11) GZA GeoEnvironmental Technologies;

    12) Baker (Michael) Corp.;

    13) EA Engineering Science & Technology; and

    14) Harding Lawson Associates Group

    In order of descending Price/Projected Calendar 1999 Earnings (where earnings per share estimates were available), the Peer Group Companies ranked as follows:

    1)  Tetra Tech Inc.;

    2)  EA Engineering Science & Technology;

    3)  Jacobs Engineering Group, Inc.;

    4)  TRC Companies Inc.;

    5)  Harding Lawson Associates Group;

    6)  URS Corp.; and

    7)  IT Group Inc.

    In order of descending Price/Projected Calendar 2000 Earnings (where earnings per share estimates were available), the Peer Group Companies ranked as follows:

    1)  Tetra Tech Inc.;

    2)  Jacobs Engineering Group, Inc.;

    3)  URS Corp.;

    4)  IT Group Inc.; and

    5)  EA Engineering Science & Technology

    The low, high and average financial ratios for the Peer Group Companies are listed in the table below:

MULTIPLE                                                     LOW        HIGH     AVERAGE
--------                                                   --------   --------   --------
Enterprise Value/LTM Revenue.............................    0.1         1.2        0.6
Calendar Year 1999 Price/Earnings........................    8.5        21.2       14.1
Calendar Year 2000 Price/Earnings........................    4.2        17.6        9.5

    To arrive at ThermoRetec's P/E multiples for Calendar Year 1999 and Calendar Year 2000, Adams, Harkness & Hill used ThermoRetec's internal management projections, as external research analysts' projections have not been published.

    Adams, Harkness & Hill compared these ranges of multiples to the multiple implied by the proposed consideration of approximately:

    - Enterprise Value/LTM Revenue:               0.8

    - Calendar Year 1999 Price/Earnings:            not meaningful

    - Calendar Year 2000 Price/Earnings:            22.0

TRANSACTION PREMIUMS PAID ANALYSIS

    Premiums paid in precedent public company change of control transactions typically imply the range of consideration acquirers are willing to pay above a seller's stock price prior to the announcement of the relevant transaction. Adams, Harkness & Hill reviewed 44 precedent transactions involving selected engineering and environmental services companies from January 1, 1998 to October 19, 1999, of which seven transactions involved the acquisition of the equity shares of publicly-traded companies for which share price data was available.

    In order of descending premium paid based on the seller's stock price one trading day prior to announcement, the selected environmental transactions used were as follows:

    1)  Carmeuse Lime's acquisition of Dravo Corp.;

    2)  IT Group Inc.'s acquisition of Fluor Daniel GTI;

    3)  URS Corp.'s acquisition of Dames & Morre Group;

    4)  IT Group Inc.'s acquisition of OHM Corp.;

    5)  IT Group Inc.'s acquisition of Emcon;

    6)  USA Waste Services's acquisition of Trans American Waste Industries; and

    7) Special purposes acquisition vehicle of Weiss, Peck & Greer's acquisition of ATC Group Services

    Based upon Adams, Harkness & Hill's analysis of premia paid in selected precedent environmental services industry transactions, the low, high and average premia (discounts) paid to sellers' share prices (using the buyer's share price on the day prior to the announcement date of the transaction to calculate consideration in stock transactions) for the month, week, and day prior are listed below:

                                                             LOW        HIGH     AVERAGE
                                                           --------   --------   --------
Premium Paid--1 Month prior..............................      3%        74%        42%
Premium Paid--1 Week prior...............................     (8%)       84%        33%
Premium Paid--1 Day prior................................      0%        87%        31%

    Adams, Harkness & Hill compared these ranges of historic premia to the implied premium offered by the Cash Merger Consideration to the Company's share price for the month, week and day prior to the announcement of the finalization of the Merger Agreement:

    - Premium Paid--1 Month prior:..............................................
                                                                             35%

    - Premium Paid--1 Week prior:...............................................
                                                                             33%

    - Premium Paid--1 Day prior:................................................
                                                                             27%

    Adams, Harkness & Hill also compared these ranges of precedent premia to the implied premium offered by the Cash Merger Consideration to the Company's share price for the month, week and day prior to the date on which the original restructuring proposal was announced and the date on which the revisions to that proposal were announced:

    Prior to original TMO reorganization announcement (8/12/98):

    - Premium Paid--1 Month prior:..............................................
                                                                             72%

    - Premium Paid--1 Week prior:...............................................
                                                                             75%

    - Premium Paid--1 Day prior:................................................
                                                                             60%

    Prior to TMO restructuring announcement (5/24/99):

    - Premium Paid--1 Month prior:..............................................
                                                                            195%

    - Premium Paid--1 Week prior:...............................................
                                                                            133%

    - Premium Paid--1 Day prior:................................................
                                                                             87%

STOCK PRICE PERFORMANCE ANALYSIS

    Adams, Harkness & Hill examined the following for ThermoRetec:

    1)  200-Day stock price performance;

    2)  Stock price performance since IPO;

    3) Stock price performance from January 1, 1998 to present compared to the NASDAQ Composite, S&P 500 and Russell 2000 stock indices;

    4) Stock price performance from January 1, 1998 to present compared to an index of the Peer Group Companies.

DISCOUNTED CASH FLOW ANALYSIS

    Adams, Harkness & Hill performed a discounted cash flow analysis to estimate the present value of the stand-alone unlevered (i.e., before interest expense) after-tax cash flows of ThermoRetec. To perform the discounted cash flow analysis, Adams, Harkness & Hill used the following data sources and assumptions:

    - ThermoRetec's management projections for the year ended December 31, 1999 through the year ended December 31, 2003. ThermoRetec's unlevered after-tax cash flows were calculated as the after-tax (40% effective rate) operating earnings of ThermoRetec adjusted for the addition of non-cash expenses and the deduction of uses of cash not reflected in the income statement.

    - Weighted average cost of capital that ranged from 9.0% to 16.5%.

    - Terminal value based on ThermoRetec's earnings before interest and taxes ("EBIT") for the year ended December 31, 2003 multiplied by EBIT multiples ranging from 7.0 to 12.0.

    Adams, Harkness & Hill calculated the weighted average cost of capital for each of the Peer Group Companies, using a risk free rate of return of 6.0% and a market risk premium of 7.4%, and arrived at a range of 7.1% to 11.1%, with an average of 9.3%. In order to calculate an appropriate range of terminal values, Adams, Harkness & Hill also calculated an EV/EBIT multiple for each of the Peer Group Companies and arrived at a range of less than 0.0x to 25.9x with an average of 10.6x.

    Adams, Harkness & Hill combined (i) the calculated preset value of ThermoRetec's cash flows for the years ended December 31, 1999 through December 31, 2003, with (ii) ThermoRetec's EBIT terminal value, to arrive at a range of EVs based on the above assumptions. These EVs were then adjusted by adding ThermoRetec's cash balance and subtracting its debt balance to arrive at implied MCs (i.e., equity values). Adams, Harkness & Hill divided the computed equity values by the number of shares of ThermoRetec Common Stock outstanding and arrived at a range of implied per share values of $6.34 to $12.95, with a median implied value of $9.23.

SUMMARY OF VALUATION ANALYSES

    The foregoing summary does not purport to be a complete description of the analyses performed by Adams, Harkness & Hill. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Adams, Harkness & Hill believes that its analyses must be considered as a whole, and that selecting portions of such analysis without considering all analyses and factors would create an incomplete view of the processes underlying its Opinion. Adams, Harkness & Hill did not attempt to assign specific weights to particular analyses. However, there were no specific factors reviewed by Adams, Harkness & Hill that did not support its Opinion. Any estimates contained in Adams, Harkness & Hill's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Adams, Harkness & Hill does not assume responsibility for their accuracy.

    Taken together, the information and analyses employed by Adams, Harkness & Hill lead to Adams, Harkness & Hill's overall Opinion that the consideration to be received in the merger is fair, from a financial point of view, to the Minority Stockholders.

PURPOSE AND REASONS OF THERMO ELECTRON FOR THE MERGER

    The purpose of Thermo Electron for engaging in the transactions contemplated by the Merger Agreement is for Thermo Electron to acquire all of the outstanding shares of Common Stock, other than the shares already owned by Thermo TerraTech and Thermo Electron. In determining to acquire such shares of Common Stock at this time, Thermo Electron considered the following factors: (i) recent public capital market trends affecting micro-cap companies, (ii) the latest market trends in the markets in which the Company competes, primarily the environmental-liability and resource-management services industry, (iii) the reduction in the amount of public information available to competitors about ThermoRetec's business that would result from the termination of the Company's separate Commission reporting requirements, (iv) the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time and resources of management and of the Board to stockholder and analyst inquiries, and investor and public relations, (v) the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that Thermo Electron anticipates could result in savings of approximately $450,000 per year, including the approximate cost of associated legal and accounting fees; and
(vi) the Company's management would have greater flexibility to focus on long-term business goals, as opposed to quarterly earnings, as a private company.

    In addition, the Thermo Electron board of directors considered the advantages and disadvantages of certain alternatives to acquiring the Public Stockholder interest in ThermoRetec, including (i) selling its and Thermo TerraTech's equity interest in the Company and (ii) leaving ThermoRetec as a majority-owned, public subsidiary of Thermo TerraTech. The first alternative, that of selling its and Thermo TerraTech's equity interest in the Company, was briefly considered by Thermo Electron management, but it was not an alternative that was pursued as reasonable, given that Thermo Electron did not want to sell its equity interest, and did not want Thermo TerraTech to sell its equity interest, in the Company. The advantages to leaving ThermoRetec as a majority-owned, public subsidiary that Thermo Electron considered included (i) (while the proposed form of consideration in the Merger was still the common stock of Thermo TerraTech) the avoidance of dilution to the Thermo TerraTech stockholders by the issuance of more of its shares of common stock as consideration for shares of Common Stock and (ii) maintaining the potential access ThermoRetec has to capital in the public markets as a public company. The disadvantages to leaving ThermoRetec as a majority-owned, public subsidiary that Thermo Electron considered included (i) the costs associated with being a public company and (ii) the public information available to competitors about ThermoRetec's business as result of its filing obligations with the Commission.

    Thermo Electron also considered the number of ThermoRetec shares held by the Public Stockholders, recent trends in the price of the Common Stock and the relative lack of liquidity for the Common Stock. Thermo Electron reviewed the net overall cost of the transaction and its benefits, including the transaction's contribution to Thermo Electron's earnings. Thermo Electron also explored alternative uses for the cash proposed to be used for this transaction. In addition, Thermo Electron considered that by acquiring the minority stockholder interest in ThermoRetec, it would advance the goal of its proposed corporate reorganization, first announced in August 1998, to reduce the number of Thermo Electron's majority-owned, public subsidiaries. After consideration of these various factors and extensive negotiations with the Special Committee, Thermo Electron decided to make a proposal to ThermoRetec to acquire for cash, through a merger, all of the outstanding shares of Common Stock that it and Thermo TerraTech did not own at a price of $7.00 per share, which represented a premium of (i) approximately 72% over the closing price of the Common Stock reported in the consolidated transaction reporting system on August 10, 1998, the last day on which the Common Stock traded prior to Thermo Electron's first public announcement of the proposal to take ThermoRetec private (with no price having been announced) and (ii) approximately 27% over the closing price of the Common Stock reported in the consolidated transaction reporting system on October 19, 1999, the day immediately prior to the public announcement of the terms of Thermo Electron's proposal. Thermo Electron proposed to structure the transaction as a cash merger in order to transfer ownership of the equity interest in the Company in a single transaction and provide the stockholders other than Thermo TerraTech and Thermo Electron with prompt payment in cash in exchange for their shares.

    Thermo Electron beneficially owns, in the aggregate, directly and indirectly through Thermo TerraTech, approximately 73% of the outstanding Common Stock. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Principal Stockholder."

POSITION OF THERMO ELECTRON AS TO FAIRNESS OF THE MERGER

    Thermo Electron considered the findings and recommendation of the Special Committee and the Board with respect to the fairness of the Merger to the Public Stockholders (see "--The Special Committee's and the Board's Recommendation"). As of the date of the Merger Agreement, Thermo Electron adopted the findings and recommendation of the Special Committee and the Board with respect to the fairness of the Merger. Based solely on the findings and recommendation of the Special Committee and its own internal review of the terms of the Merger, Thermo Electron believes that the Merger is both procedurally and substantively fair to the Public Stockholders and that the Cash Merger Consideration is fair to the Public Stockholders from a financial point of view. Thermo Electron did not attach specific weights to any factors in reaching its belief as to fairness. Thermo Electron is not making any recommendation as to how the Public Stockholders should vote on the Merger Agreement.

    Certain officers and directors of Thermo Electron are also officers and directors of the Company and have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See "--Conflicts of Interest." Thermo Electron considered these potential conflicts of interest and based in part thereon, Thermo Electron's proposed offer was conditioned on, among other things, the approval of the Merger by the Special Committee and the receipt by the Special Committee of a fairness opinion from an investment banking firm.

CONFLICTS OF INTEREST

    In considering the recommendation of the Board with respect to the Merger, the Public Stockholders should be aware that certain officers and directors of ThermoRetec have interests in connection with the Merger that present them with actual or potential conflicts of interest, as summarized below. The Special Committee and the Board were aware of these interests and did not view them either positively or negatively, but considered them among the other matters described above under "--The Special Committee's and the Board's Recommendation."

    Following consummation of the Merger, the current officers and directors of the Company will continue as the initial officers and directors of the Surviving Corporation; however, Thermo Electron intends to appoint a board of directors comprised solely of members of the Surviving Corporation's and Thermo Electron's management after the Merger. Officers and directors of the Company who own Common Stock will receive the Cash Merger Consideration on the same terms as all the other stockholders.

    SPECIAL COMMITTEE

    As compensation for serving on the Special Committee, which formally met with one or more of its advisors on [ ] occasions, either in person or telephonically, from November 1998 through the date of this Proxy Statement, the Board has authorized that the member of the Special Committee receive a special retainer fee of $20,000 and additional fees of $1,000 for each meeting attended in person and $500 for each meeting attended telephonically.

    Mr. Holubow, the member of the Special Committee, owns 26,382 shares of Common Stock and will receive a payment for his shares of Common Stock in the aggregate amount of $184,674 upon consummation of the Merger. In addition, Mr. Holubow holds options to acquire an aggregate of 26,450 shares of Common Stock, at exercise prices ranging from $2.93 to $10.85, which will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron Common Stock on the same terms as all the other holders of ThermoRetec Stock Options. See "THE MERGER--Assumption of ThermoRetec Stock Options and Warrants by Thermo Electron." Further, deferred units equal to 8,067 shares of Common Stock have accumulated under the Company's deferred compensation plan for directors for the benefit of Mr. Holubow, which units will be converted into the right to receive the Cash Merger Consideration per unit for an aggregate cash payment of $56,469. See "THE MERGER--Deferred Compensation Plan for Directors." In addition, Mr. Holubow owns shares of Thermo Electron Common Stock, as set forth in more detail under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Management."

    Mr. Holubow is also a member of the board of directors of Thermo Trilogy Corporation, a majority-owned, privately held subsidiary of Thermo Ecotek Corporation, which in turn is a majority-owned, publicly traded subsidiary of Thermo Electron. Mr. Holubow, as compensation for serving on the board of directors of Thermo Trilogy Corporation, receives an annual retainer fee of $2,000 and additional fees of $1,000 for each regular board meeting attended in person and $500 for each board meeting attended telephonically and for participating in certain meetings of committees of the board of directors.

    THE THERMORETEC DIRECTORS AND EXECUTIVE OFFICERS

    The members of the Board of Directors, other than the member of the Special Committee, and executive officers of ThermoRetec own in the aggregate 102,818 shares of Common Stock and will receive a payment for their shares of Common Stock in the aggregate amount of $719,726 upon consummation of the Merger. In addition, such Board members and executive officers hold options to acquire an aggregate of 312,800 shares of Common Stock, with exercise prices ranging from $2.45 to $14.93, which will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron Common Stock on the same terms as all the other holders of ThermoRetec Stock Options. See "THE MERGER--Assumption of ThermoRetec Stock Options and Warrants by Thermo Electron." Further, deferred units equal to 977 and 7,665 shares of Common Stock have accumulated under the Company's deferred compensation plan for directors for the benefit of Dr. Gyftopoulos and Dr. Morris, respectively, which units will be converted into the right to receive the Cash Merger Consideration per unit for aggregate cash payments of $6,839 and $53,655, respectively. See "THE MERGER--Deferred Compensation Plan for Directors." See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Management," for information regarding beneficial ownership by the Board and executive officers of Common Stock and common stock of Thermo TerraTech and Thermo Electron.

    Further, certain members of the Board and certain executive officers hold directorship or officer positions with Thermo TerraTech and/or Thermo Electron. Mr. Melas-Kyriazi, the chief financial officer of the Company, is also a vice president and the chief financial officer of Thermo Electron, and is the chief financial officer of Thermo TerraTech. Mr. Kelleher, the chief accounting officer of the Company, is also senior vice president, finance and administration, and the chief accounting officer of Thermo Electron, and is the chief accounting officer of Thermo TerraTech. Dr. Appleton, the chairman of the Company's board of directors, is also the president, chief executive officer and a director of Thermo TerraTech, and is a vice president of Thermo Electron. Dr. Gyftopoulos, a director of the Company, is also a director of Thermo Electron. Mr. Holt, a director of the Company, is also the chief operating officer, energy and environment, of Thermo Electron, and is a director of Thermo TerraTech.
Mr. Rainville, a director of the Company, is also the chief operating officer, recycling and resource recovery, of Thermo Electron, and is a director of Thermo TerraTech.

    INDEMNIFICATION AND INSURANCE

    The Merger Agreement provides that the Surviving Corporation shall, and Thermo Electron will cause the Surviving Corporation to, fulfill and honor in all respects the indemnification obligations of ThermoRetec, pursuant to ThermoRetec's Certificate of Incorporation and Bylaws, as in effect on the date of the Merger Agreement. The Surviving Corporation's Certificate of Incorporation and Bylaws will contain the provisions with respect to indemnification and elimination of liability for monetary damages currently set forth in ThermoRetec's Certificate of Incorporation and Bylaws, and such provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of those individuals who, as of the date of the Merger Agreement and at any time from the date of the Merger Agreement until the Effective Time, were directors or officers of ThermoRetec, unless such modification is required by law. See "THE MERGER--Indemnification and Insurance."

    In addition, Thermo Electron will cause the Surviving Corporation, either directly or through participation in Thermo Electron's umbrella policy, to maintain in effect, for a period of six years after the Effective Time, a directors' and officers' liability insurance policy covering the ThermoRetec directors and officers who, on the date of the Merger Agreement, were then covered by Thermo Electron's liability insurance policy, with coverage no less favorable in amount and scope than such director's and officer's existing coverage. However, in no event will the Surviving Corporation be required to pay premiums for such insurance in excess of 175% of the current annual premiums, as adjusted for inflation each year, allocable to and paid by ThermoRetec. See "THE MERGER--Indemnification and Insurance."

    The Merger Agreement also provides that ThermoRetec will, regardless of whether the Merger becomes effective, indemnify Fred Holubow against any costs and expenses paid in connection with any claim or action arising out of or pertaining to any action or omission in Mr. Holubow's capacity as a director or fiduciary of ThermoRetec (including as a member of the Special Committee or in connection with the transactions contemplated by the Merger Agreement) that occurs on, before or after the Effective Time, until the expiration of the statute of limitations relating to such action or omission. ThermoRetec shall pay Mr. Holubow's expenses in advance of the final disposition of the action upon receipt of an undertaking by Mr. Holubow to repay those expenses if it is later decided that he is not entitled to such payment. If the Merger becomes effective, Thermo Electron will be jointly and severally responsible for the indemnification and expenses advancement obligations as described above. If the Merger does not become effective, Thermo Electron shall only be responsible for indemnifying or advancing expenses for matters that arise out of or pertain to the work of the Special Committee, the Merger Agreement or the transactions contemplated by the Merger Agreement. See "THE MERGER--Indemnification and Insurance."

    In addition, Thermo Electron has entered into separate indemnification agreements with each of the members of the Board of Directors, including the member of the Special Committee, providing for indemnification of and advancement of expenses to such directors directly by Thermo Electron in the event that a director, by reason of his or her status as a director or officer of ThermoRetec (or service as a director, officer or fiduciary of another enterprise at the request of Thermo Electron), is made or threatened to be made a party to any threatened, pending, or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, if the director acted in good faith and in a manner the director reasonably believed to be in or not opposed to the best interests of Thermo Electron, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any threatened, pending or completed action, suit or proceeding by or in the right of Thermo Electron, indemnification shall be made to the maximum extent permitted under Delaware law. See "THE MERGER--Indemnification and Insurance."

CERTAIN EFFECTS OF THE MERGER

    As a result of the Merger, the entire equity interest in the Company will be beneficially owned by Thermo Electron. Thermo Electron will have complete control over the conduct of the Company's business and will have 100% interest in the net book value and net earnings of the Company and any future increases in the value of the Company. Thermo TerraTech's and Thermo Electron's combined ownership of the Company prior to the transaction contemplated herein aggregated approximately 73%. Upon completion of this transaction, Thermo Electron's interest in the Company's net book value of $65.3 million on July 3, 1999 and net loss of $3,861,000 and $4,993,000 for the year ended April 3, 1999 and the three months ended July 3, 1999, respectively, would increase from approximately 73% of such amounts to 100% of such amounts. The Public Stockholders will no longer have any interest in, and will not be stockholders of, ThermoRetec and therefore will not participate in ThermoRetec's future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Company. Instead, the stockholders of the Company other than Thermo TerraTech, Thermo Electron and holders who perfect their Dissenters' Rights will have the right to receive the Cash Merger Consideration for each share held.

    In addition, upon consummation of the Merger, the Common Stock will no longer be traded on the AMEX, price quotations with respect to sales of shares in the public market will no longer be available and the registration of the Common Stock under the Exchange Act will be terminated. The termination of registration of the Common Stock under the Exchange Act will eliminate the Company's obligation to file periodic financial and other information with the Commission and will make most of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy or information statement in connection with stockholders' meetings, no longer applicable.

    The consummation of the Merger will also give the holders of ThermoRetec's
4 7/8% Debentures the right to have ThermoRetec redeem such 4 7/8% Debentures for a cash amount equal to 100% of the principal amount to be redeemed, plus accrued interest. The cost to ThermoRetec of such redemption will be approximately $38.4 million. If a holder elects not to redeem its 4 7/8% Debentures, its right to receive shares of Common Stock upon conversion of such 4 7/8% Debentures will be converted into the right to receive $7.00 in cash per share of Common Stock that such 4 7/8% Debentures would have been convertible into prior to the Merger. The conversion price of the 4 7/8% Debentures is $17.92 per share; therefore, the Company does not expect any holder to elect to convert its 4 7/8% Debentures. The 4 7/8% Debentures are listed for trading on the Luxembourg Stock Exchange. The Company does not intend to take any action to provide that the right to receive cash upon conversion of the 4 7/8% Debentures will be eligible for trading on any securities exchange or an automated inter-dealer quotation system.

    For federal income tax purposes, the receipt of the Cash Merger Consideration by holders of Common Stock pursuant to the Merger will be a taxable sale of the holder's Common Stock. See "FEDERAL INCOME TAX CONSEQUENCES."

CONDUCT OF THERMORETEC'S BUSINESS AFTER THE MERGER

    Thermo Electron is continuing to evaluate ThermoRetec's business, assets, practices, operations, properties, corporate structure, capitalization, management and personnel and discuss what changes, if any, will be desirable. Subject to the foregoing, for the foreseeable future, Thermo Electron expects that the day-to-day business and operations of ThermoRetec will be conducted substantially as they are currently being conducted by ThermoRetec. On May 24, 1999, ThermoRetec announced its decision to sell certain soil-recycling facilities and to record pre-tax charges totaling approximately $10 million in connection with the sales of those facilities. The Company has had preliminary discussions with potential buyers for these facilities, but the Company currently has no commitment or agreement for any such sale. Thermo Electron intends to carry out ThermoRetec's intention with respect to these matters to the extent that they are not completed prior to the consummation of the Merger. Thermo Electron does not currently intend to cause the disposition of any other material assets of ThermoRetec, but it may, in the future, reconsider its position as it continues to evaluate the Company. Additionally, Thermo Electron does not currently contemplate any material change in the composition of ThermoRetec's current management except that Thermo Electron intends to appoint a board of directors comprised solely of members of the Surviving Corporation's and Thermo Electron's management after the Merger.

CONDUCT OF THE BUSINESS OF THE COMPANY IF THE MERGER IS NOT CONSUMMATED

    If the Merger is not consummated, the Board of Directors expects that the Company's current management will continue to operate the Company's business substantially as currently operated, except with respect to the units that may be sold. See "--Conduct of ThermoRetec's Business After the Merger." No other alternatives are currently being considered.

                              THE SPECIAL MEETING

PROXY SOLICITATION

    This Proxy Statement is being delivered to ThermoRetec's stockholders in connection with the solicitation by the Board of proxies to be voted at the
Special Meeting to be held on       ,       , 2000 at 10:00 a.m., local time, at
the offices of Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454. All expenses incurred in connection with solicitation of the enclosed proxy will be paid by the Company. Officers, directors and regular employees of the Company, who will receive no additional compensation for their services, may solicit proxies by telephone or personal call. The Company has requested brokers and nominees who hold stock in their names to furnish this proxy material to their customers and the Company will reimburse such brokers and nominees for their related out-of-pocket expenses. This Proxy Statement and the accompanying Proxy Card are first being mailed to stockholders of the
Company on or about       , 1999.

RECORD DATE AND QUORUM REQUIREMENT

    The close of business on       , 1999 is the Record Date for the
determination of stockholders entitled to notice of, and to vote at, the Special Meeting. Each holder of record of Common Stock at the close of business on the Record Date is entitled to one vote for each share then held on each matter submitted to a vote of stockholders. At the close of business on the Record
Date, there were      shares of Common Stock issued and outstanding held by
      holders of record and by approximately       persons or entities holding
in nominee name.

    The holders of a majority of the outstanding shares entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions are counted for purposes of determining whether a quorum exists for the transaction of business. If you hold your shares of Common Stock through a broker, bank or other nominee, generally the nominee may only vote the Common Stock that it holds for you in accordance with your instructions. However, if it has not timely received your instructions, the nominee may vote on certain matters for which it has discretionary voting authority. Brokers generally will not have discretionary voting authority with respect to the proposal to adopt the Merger Agreement. If a nominee cannot vote on a particular matter because it does not have discretionary voting authority, this is a "broker non-vote" on that matter. Broker non-votes are also counted as shares present or represented at the Special Meeting for purposes of determining whether a quorum exists.

VOTING PROCEDURES

    Under Delaware law, holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must adopt the Merger Agreement. The Merger Agreement is attached to this Proxy Statement as
Appendix A. For the purposes of the vote required under Delaware law, a failure to vote, a vote to abstain and a broker non-vote will have the same legal effect as a vote cast against adoption of the Merger Agreement. Thermo TerraTech, which owns approximately 70% of the outstanding Common Stock, and Thermo Electron, which owns approximately 2% of the outstanding Common Stock, own enough shares of Common Stock to adopt the Merger under Delaware law without the vote of the Public Stockholders and have agreed to vote their shares in favor of the Merger Agreement. In addition, the Company's directors and executive officers have expressed their intention to vote to adopt the Merger Agreement.

    If a properly executed Proxy Card is submitted and no instructions are given, the shares of Common Stock represented by that proxy will be voted "FOR" adoption of the proposed Merger Agreement.

    The Board is not aware of any other matters to be voted on at the Special Meeting. If any other matters properly come before the Special Meeting, including a motion to adjourn the Special Meeting for the purpose of soliciting additional proxies, the persons named on the accompanying Proxy Card will vote the shares represented by all properly executed proxies on such matters in their discretion, except that shares represented by proxies that have been voted "AGAINST" adoption of the Merger Agreement will not be used to vote "FOR" adjournment of the Special Meeting for the purpose of allowing additional time for soliciting additional votes "FOR" the Merger Agreement.

    Under Delaware law, holders of Common Stock who do not vote in favor of the Merger Agreement and who comply with certain notice requirements and other procedures will have the right to dissent and to be paid cash for the fair value of their shares as finally determined in accordance with the procedures under Delaware law. The fair value, as finally determined, may be more or less than the consideration to be received by other stockholders of ThermoRetec under the terms of the Merger Agreement. Failure to follow such procedures under Delaware law precisely will result in the loss of Dissenters' Rights. See "RIGHTS OF DISSENTING STOCKHOLDERS."

VOTING AND REVOCATION OF PROXIES

    A stockholder giving a proxy has the power to revoke it at any time before it is exercised by (i) filing with the Secretary of ThermoRetec an instrument revoking it, (ii) submitting a duly executed proxy bearing a later date or
(iii) voting in person at the Special Meeting. Subject to such revocation, all shares represented by each properly executed proxy received by the Secretary of ThermoRetec will be voted in accordance with the instructions indicated thereon, and if no instructions are indicated, will be voted to adopt the Merger Agreement. The shares represented by the accompanying Proxy Card and entitled to vote will be voted if the Proxy Card is properly signed and received by the Secretary of the Company prior to the Special Meeting.

EFFECTIVE TIME

    The Merger will be effective as soon as practicable following stockholder adoption of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions set forth in the Merger Agreement, and upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. See "THE MERGER--Conditions."

                                   THE MERGER

    The Merger Agreement provides that the Merger Sub, a newly-formed Delaware corporation that is a wholly owned subsidiary of Thermo Electron, will be merged with and into ThermoRetec, and that following the Merger, the separate existence of the Merger Sub will cease and ThermoRetec will continue as the Surviving Corporation.

    The terms of and conditions to the Merger are contained in the Merger Agreement, which is included in full as Appendix A to this Proxy Statement and is incorporated herein by reference. The discussion in this Proxy Statement of the Merger, and the summary description of all material terms of the Merger Agreement that is contained in this section, are subject to and qualified in their entirety by reference to the more complete information set forth in the Merger Agreement.

CONVERSION OF SECURITIES

    At the Effective Time, subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by stockholders exercising Dissenters' Rights, shares held in treasury by ThermoRetec and shares held by Thermo TerraTech and Thermo Electron) will, by virtue of the Merger, be converted into the right to receive the Cash Merger Consideration. Except for the right to receive the Cash Merger Consideration, from and after the Effective Time, all shares (other than shares held by stockholders exercising Dissenters' Rights), by virtue of the Merger and without any action on the part of the holders, will no longer be outstanding and will be canceled and retired and will cease to exist. Each holder of a stock certificate formerly representing any shares (other than shares held by stockholders exercising Dissenters' Rights) will after the Effective Time cease to have any rights with respect to such shares other than the right to receive the Cash Merger Consideration for such shares upon surrender of the stock certificate.

    No interest will be paid or accrued on the amount payable upon the surrender of any stock certificate. Payment to be made to a person other than the registered holder of the stock certificate surrendered is conditioned upon the stock certificate so surrendered being properly endorsed and otherwise in proper form for transfer, as determined by the Payment Agent. Further, the person requesting such payment will be required to pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the stock certificate surrendered or establish to the satisfaction of the Payment Agent that such tax has been paid or is not payable. Six months following the Effective Date, Thermo Electron may require the Payment Agent to deliver to it any funds made available to the Payment Agent that have not been disbursed to holders of stock certificates formerly representing shares outstanding prior to the Effective Time. Neither the Payment Agent nor any party to the Merger Agreement will be liable to any holder of stock certificates formerly representing shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    At the Effective Time, subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of the Merger Sub's common stock that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger, be converted at the Effective Time into one share of common stock of the Surviving Corporation. All shares held in treasury by ThermoRetec immediately prior to the Effective Time will, at the Effective Time, cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist. Shares of Common Stock held by persons properly exercising Dissenters' Rights will not be converted into the Cash Merger Consideration in the Merger and after the Effective Time will represent only the right to receive such consideration as is determined to be due such dissenting stockholder pursuant to Section 262 of the DGCL. See "RIGHTS OF DISSENTING STOCKHOLDERS."

ASSUMPTION OF THERMORETEC STOCK OPTIONS AND WARRANTS BY THERMO ELECTRON

    ThermoRetec has, from time to time, issued options to acquire Common Stock pursuant to the Remediation Technologies, Inc. Amended and Restated 1986 Stock Option Plan, the Thermo Remediation Inc. Equity Incentive Plan, the ThermoRetec Corporation Employees Equity Incentive Plan and the Thermo Remediation Inc. Directors Stock Option Plan, each as amended (together, the "ThermoRetec Stock Option Plans"). At the Effective Time, each outstanding ThermoRetec Stock Option under the ThermoRetec Stock Option Plans, whether or not exercisable, will be assumed by Thermo Electron. Each ThermoRetec Stock Option so assumed by Thermo Electron will continue to have, and be subject to, the same terms and conditions set forth in the applicable ThermoRetec Stock Option Plan immediately prior to the Effective Time, except that (i) each ThermoRetec Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Thermo Electron Common Stock equal to the product of the number of shares of Common Stock that were issuable upon exercise of such ThermoRetec Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), rounded down to the nearest whole number of shares of Thermo Electron Common Stock, and (ii) the per share exercise price for the shares of Thermo Electron Common Stock issuable upon exercise of such assumed ThermoRetec Stock Option will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such ThermoRetec Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. The Exchange Ratio is a fraction, the numerator of which is the Cash Merger Consideration and the denominator of which is the closing price of the Thermo Electron Common Stock on the day immediately preceding the Effective Date as reported in the consolidated transaction reporting system.

    All warrants to purchase ThermoRetec Common Stock outstanding immediately prior to the Effective Time shall be converted at the Effective Time into warrants to purchase Thermo Electron Common Stock. The number of whole shares of Thermo Electron Common Stock for which each warrant will be exercisable (or will become exercisable in accordance with its terms) and the per share exercise price for the shares of Thermo Electron Common Stock issuable upon exercise of such ThermoRetec warrant will be determined in accordance with the terms of such warrants.

DEFERRED COMPENSATION PLAN FOR DIRECTORS

    At the Effective Time, subject to obtaining the consents of the affected participants, the ThermoRetec deferred compensation plan for directors (the "Deferred Compensation Plan") will terminate, and ThermoRetec will distribute to each participant the sum in cash equal to the balance of stock units credited to his deferred compensation account under the Deferred Compensation Plan as of the Effective Time multiplied by the Exchange Price.

TRANSFER OF SHARES

    Shares of Common Stock will not be transferred on the stock transfer books at or after the Effective Time. If certificates representing such shares are presented to ThermoRetec after the Effective Time, together with an executed letter of transmittal, such shares will be canceled and exchanged for the Cash Merger Consideration.

CONDITIONS

    Each party's obligation to effect the Merger is subject to the satisfaction of each of the following conditions at or prior to the Effective Time:

    (i) the Merger Agreement and the transactions contemplated therein shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon in accordance with the DGCL;

    (ii) no court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order that is in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and

   (iii) the Thermo Electron Common Stock subject to issuance pursuant to the ThermoRetec Stock Option Plans and the warrants issued by ThermoRetec, each as assumed by Thermo Electron pursuant to the Merger Agreement, shall have been authorized for listing on the New York Stock Exchange.

    The obligations of ThermoRetec to effect the Merger are subject to the satisfaction of each of the following conditions at or prior to the Effective Time, unless waived in writing by ThermoRetec (upon the written consent of the Special Committee):

    (i) the representations and warranties of the Merger Sub and Thermo Electron in the Merger Agreement shall be true and correct in all material respects on and as of the Effective Time, except as otherwise permitted by the Merger Agreement;

    (ii) the Merger Sub and Thermo Electron shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them at or prior to the Effective Time;

   (iii) ThermoRetec shall have received a certificate of the President, Chief Executive Officer or Vice President of Thermo Electron certifying to the effect of above clauses (i) and (ii); and

    (iv) at the time of mailing of this Proxy Statement to the stockholders of ThermoRetec and at the Effective Time, Adams, Harkness & Hill shall have reaffirmed orally its fairness opinion and shall not have withdrawn such opinion.

    The obligations of the Merger Sub and Thermo Electron to effect the Merger are subject to the satisfaction of each of the following conditions at or prior to the Effective Time, unless waived in writing by Thermo Electron:

    (i) the representations and warranties of ThermoRetec in the Merger Agreement shall be true and correct in all material respects on and as of the Effective Time, except as otherwise permitted by the Merger Agreement;

    (ii) ThermoRetec shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time;

   (iii) Thermo Electron shall have received a certificate of the President, Chief Executive Officer or Vice President of ThermoRetec certifying to the effect of above clauses (i) and (ii); and

    (iv) the Special Committee shall not have withdrawn its recommendation to the Board of Directors that the Merger Agreement, including the Cash Merger Consideration, is fair to, and in the best interests of, the stockholders of ThermoRetec (other than Thermo Electron and TerraTech).

REPRESENTATIONS AND WARRANTIES

    ThermoRetec has made representations and warranties in the Merger Agreement regarding, among other things, its organization and good standing, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, its capitalization, requisite governmental and other consents and approvals, the content and submission of forms and reports required to be filed by ThermoRetec with the Commission, and its receipt of a fairness opinion from Adams, Harkness & Hill.

    Thermo Electron and the Merger Sub have made representations and warranties in the Merger Agreement regarding, among other things, their organization and good standing, authority to enter the Merger Agreement and consummate the transactions contemplated thereby, adequacy of Thermo Electron's financial resources to pay the Cash Merger Consideration, accuracy of information supplied by Thermo Electron for submission on forms and reports required to be filed by ThermoRetec with the Commission, and requisite governmental and other consents and approvals.

    The representations and warranties of the parties in the Merger Agreement will expire upon consummation of the Merger. After such expiration, none of the parties to the Merger Agreement or their respective officers, directors or principals will have any liability for any such representations or warranties.

COVENANTS

    In the Merger Agreement, ThermoRetec has agreed that during the period from the date of the Merger Agreement and continuing until the earlier of termination of the Merger Agreement or the Effective Time, ThermoRetec will carry on its business in the usual, regular and ordinary course, substantially consistent with past practice, will pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

    In the Merger Agreement, Thermo Electron has agreed that during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, Thermo Electron will, except for such actions which are contemplated by the Merger Agreement or certain other actions, carry on its business materially in the usual, regular and ordinary course, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, Thermo Electron agreed that it will not, and will not permit any of its material subsidiaries to, take any action which would make any of the representations and warranties of Thermo Electron contained in the Merger Agreement untrue or cause Thermo Electron not to be in compliance with any covenant in the Merger Agreement.

    Thermo Electron has also agreed to give prompt notice to ThermoRetec of any written offers or indications of interest that it receives from a prospective purchaser of any material properties or assets of ThermoRetec or its subsidiaries, which set forth a proposed purchase price greater than $3 million, or in which the book value of the assets being sold is greater than $3 million, other than sales of assets in the ordinary course of business.

INDEMNIFICATION AND INSURANCE

    The Merger Agreement provides that the Surviving Corporation's Certificate of Incorporation and Bylaws will contain the provisions with respect to indemnification and elimination of liability for monetary damages currently set forth in ThermoRetec's Certificate of Incorporation and Bylaws, and such provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of those individuals who, as of the date of the Merger Agreement and at any time from the date of the Merger Agreement until the Effective Time, were directors or officers of ThermoRetec, unless such modification is required by law. The Surviving Corporation shall, and Thermo Electron will cause the Surviving Corporation to, fulfill and honor in all respects the indemnification obligations of ThermoRetec, pursuant to ThermoRetec's Certificate of Incorporation and Bylaws as in effect on the date of the Merger Agreement.

    In addition, Thermo Electron will cause the Surviving Corporation, either directly or through participation in Thermo Electron's umbrella policy, to maintain in effect, for a period of six years after the Effective Time, a directors' and officers' liability insurance policy covering the ThermoRetec directors and officers who, on the date of the Merger Agreement, were then covered by Thermo Electron's liability insurance policy, with coverage no less favorable in amount and scope than such director's and officer's existing coverage. However, in no event will the Surviving Corporation be required to pay premiums for such insurance in excess of 175% of the current annual premiums, as adjusted for inflation each year, allocable to and paid by ThermoRetec.

    The Merger Agreement also provides that ThermoRetec will, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless Fred Holubow, the member of the Special Committee, against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in Mr. Holubow's capacity as a director (including, without limitation, as a member of the Special Committee) or fiduciary of ThermoRetec (including, without limitation, in connection with the transactions contemplated by the Merger Agreement) occurring on, before or after the Effective Time (or, if the Merger Agreement is terminated without the Merger becoming effective, occurring on, before or after the date of such termination), until the expiration of the statute of limitations relating thereto (and will pay any expenses in advance of the final disposition of such action or proceeding to Mr. Holubow to the fullest extent permitted under applicable law, upon receipt from Mr. Holubow of an undertaking to repay such advances if it shall ultimately be determined that Mr. Holubow is not entitled to be indemnified against such expenses). If the Merger becomes effective, Thermo Electron shall be jointly and severally responsible, to the fullest extent permitted under applicable law (it being understood that applicable law may permit Thermo Electron to indemnify or advance expenses to Mr. Holubow under circumstances in which ThermoRetec could not do so), for the indemnification and advancement of expenses obligations provided for in the immediately preceding sentence. If the Merger does not become effective, Thermo Electron shall have the same responsibilities set forth in the immediately preceding sentence, except that Thermo Electron shall have no responsibility for indemnifying or advancing expenses to Mr. Holubow with respect to matters that do not arise out of or pertain to the work of the Special Committee, the Merger Agreement or the transactions contemplated by the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation covered by this paragraph,
(i) the Company, Thermo Electron and the Surviving Corporation, as the case may be, will pay the reasonable fees and expenses of counsel selected by Mr. Holubow, promptly after statements therefor are received and
(ii) ThermoRetec, Thermo Electron and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither ThermoRetec nor Thermo Electron nor the Surviving Corporation will be liable for any settlement effected without Thermo Electron's prior written consent (such consent not to be unreasonably withheld or delayed); and provided further that, in the event any claim for indemnification is asserted or made within the period prior to the expiration of the applicable statute of limitations, all rights to indemnification in respect of such claim will continue until the disposition of such claim. In connection with Thermo Electron or the Surviving Corporation making any payment or advancing any funds as described in this paragraph, Thermo Electron or the Surviving Corporation, as the case may be, will be entitled to require Mr. Holubow to use commercially reasonable efforts at the cost and expense of Thermo Electron and the Surviving Corporation, to cause Thermo Electron or the Surviving Corporation, as the case may be, to be subrogated to the rights of Mr. Holubow under any insurance coverage maintained by the Surviving Corporation, Thermo Electron or any of their respective affiliates with respect to the underlying subject matter of, and to the extent of, such payment or advance.

    Heirs, representatives and estates of the officers and directors of ThermoRetec (including Mr. Holubow) will have the right to enforce the indemnification obligations arising under the Merger Agreement.

    The rights of the officers and directors of ThermoRetec (including, without limitation, Mr. Holubow) under the Merger Agreement are in addition to any rights of such persons under separate indemnification agreements any such persons may have with ThermoRetec and/or Thermo Electron, under the Certificate of Incorporation or Bylaws of ThermoRetec or Thermo Electron or otherwise.

    In addition, Thermo Electron has entered into separate indemnification agreements with each of the members of the Board of Directors, including the member of the Special Committee, providing for indemnification of and advancement of expenses to such directors directly by Thermo Electron in the event that a director, by reason of his or her status as a director or officer of ThermoRetec (or service as a director, officer or fiduciary of another enterprise at the request of Thermo Electron), is made or threatened to be made a party to any threatened, pending, or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, if the director acted in good faith and in a manner the director reasonably believed to be in or not opposed to the best interests of Thermo Electron, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any threatened, pending or completed action, suit or proceeding by or in the right of Thermo Electron, indemnification shall be made to the maximum extent permitted under Delaware law.

TERMINATION, AMENDMENT AND WAIVER

    At any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of ThermoRetec, the Merger Agreement may be terminated by the mutual written consent of the board of directors of the Merger Sub and the Board of Directors of ThermoRetec (upon approval of the Special Committee).

    In addition, either the Merger Sub or ThermoRetec (upon approval of the Special Committee), in accordance with the provisions of the Merger Agreement, may terminate the Merger Agreement prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of ThermoRetec, if
(i) the Merger has not been consummated by March 31, 2000 (in which case the right of ThermoRetec to terminate shall be exercised as directed by the Special Committee), unless such party's action or inaction constitutes a breach of the Merger Agreement and has been a principal cause of or resulted in the failure of the Merger to be consummated, (ii) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission issues an order, decree or ruling or takes any other action enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or action is final and nonappealable or (iii) the approval of the stockholders of ThermoRetec necessary to consummate the Merger has not been obtained, unless such party's action or inaction constitutes a breach of the Merger Agreement and has been the principal cause of or resulted in the failure to obtain the requisite stockholder approval to consummate the Merger.

    In addition, the Merger Sub may terminate the Merger Agreement prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of ThermoRetec, if ThermoRetec breaches any representation, warranty, covenant or agreement in any material respect and fails to cure such breach within 10 business days after written notice of such breach from the Merger Sub.

    ThermoRetec may terminate the Merger Agreement prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of ThermoRetec, if (i) the Special Committee determines after consultation with outside legal counsel that failure to do so would be inconsistent with the Board's or the Special Committee's fiduciary duties under applicable law or
(ii) Thermo Electron or Merger Sub breaches any representation, warranty, covenant or agreement in any material respect and fails to cure such breach within 10 business days after written notice of such breach from ThermoRetec.

    Subject to the provisions of applicable law, the Merger Agreement may be amended by the parties thereto at any time by written agreement of the parties; provided, however, that ThermoRetec may not amend the Merger Agreement or waive any term thereunder without the approval of the Special Committee.

    There is no termination fee payable by either party in the event that the Merger Agreement is terminated.

SOURCE OF FUNDS

    The aggregate consideration payable in the Merger is approximately
$65.4 million (including $38.4 million for the redemption of the 4 7/8% Debentures). Thermo Electron intends to finance the Merger entirely from cash on hand.

EXPENSES

    The parties have agreed to pay their own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby. Assuming the Merger is consummated, the estimated costs and fees in connection with the Merger and the related transactions that will be paid by ThermoRetec are as follows:

COST OR FEE                                                   ESTIMATED AMOUNT
-----------                                                   ----------------
Financial advisory fees.....................................      $137,500
Legal fees..................................................       100,000
Accounting fees.............................................        15,000
Special Committee fees......................................        50,000
Printing and mailing fees...................................       100,000
Commission filing fees......................................         5,395
Other regulatory filing fees................................         5,000
Miscellaneous...............................................        37,105
                                                                  --------
                                                                  $450,000

    See "SPECIAL FACTORS--Opinion of Adams, Harkness & Hill" for a description of the fees to be paid to Adams, Harkness & Hill in connection with its engagement. For a description of certain fees payable to the member of the Special Committee, see "SPECIAL FACTORS--Conflicts of Interest."

ACCOUNTING TREATMENT

    The Merger will be accounted for as the acquisition of a minority interest by Thermo Electron, using the purchase method of accounting.

REGULATORY APPROVALS

    No federal or state regulatory approvals are required to be obtained that have not already been obtained, nor any regulatory requirements complied with, in connection with the consummation of the Merger by any party to the Merger Agreement, except for (i) the requirements of the DGCL in connection with stockholder approvals and consummation of the Merger and (ii) the requirements of the federal securities laws.

                       RIGHTS OF DISSENTING STOCKHOLDERS

    Under the DGCL, record holders of shares of Common Stock who follow the procedures set forth in Section 262 and who have not voted in favor of the Merger Agreement will be entitled to have their shares of Common Stock appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of such shares together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of
Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Appendix C.

    Under Section 262, where a merger agreement is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the Special Meeting, not less than 20 calendar days prior to the meeting, the Company must notify each of the holders of Common Stock at the close of business on the Record Date that such appraisal rights are available and include in each such notice a copy of Section 262. This Proxy Statement constitutes such notice. Any stockholder wishing to exercise appraisal rights should review the following discussion and Appendix C carefully because failure to timely and properly comply with the procedures specified in Section 262 will result in the loss of appraisal rights under the DGCL.

    A holder of shares of Common Stock wishing to exercise appraisal rights must deliver to the Company, before the vote on the approval and adoption of the Merger Agreement at the Special Meeting, a written demand for appraisal of such holder's shares of Common Stock. Such demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the Merger Agreement will not constitute such a demand. In addition, a holder of shares of Common Stock wishing to exercise appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares through the Effective Time.

    Only a holder of record of shares of Common Stock is entitled to assert appraisal rights for the shares of Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Common Stock who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Common Stock should be sent or delivered to Sandra L. Lambert, Secretary, ThermoRetec Corporation, c/o Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, so as to be received before the vote on the approval and adoption of the Merger Agreement at the Special Meeting.

    If the shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker holding Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the Common Stock held for one or more beneficial owners while not exercising such rights with respect to the Common Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Common Stock held in the name of the record owner.

    Within 10 calendar days after the Effective Time, the Company, as the Surviving Corporation in the Merger, must send a notice as to the effectiveness of the Merger to each person who has satisfied the appropriate provisions of
Section 262 and who has not voted in favor of the Merger Agreement. Within

120 calendar days after the Effective Time, the Company, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all such stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Common Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

    Within 120 calendar days after the Effective Time, any stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares of Common Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by the Company.

    If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares of Common Stock as determined under Section 262 could be more than, the same as or less than the amount per share that they would otherwise receive if they did not seek appraisal of their shares of Common Stock. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Common Stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of shares of Common Stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the shares of Common Stock entitled to appraisal.

    The Court may require stockholders who have demanded an appraisal and who hold Common Stock represented by certificates to submit their certificates of Common Stock to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Time, be entitled to vote the shares of Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares of Common Stock as of a date prior to the Effective Time).

    If any stockholder who demands appraisal of shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Common Stock of such holder will be converted into the right to receive the Cash Merger Consideration in accordance with the Merger Agreement, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition for appraisal is filed within 120 calendar days after the Effective Time. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 calendar days after the Effective Time will require the written approval of the Company.

Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

    For federal income tax purposes, stockholders who receive cash for their shares of Common Stock upon exercise of Dissenters' Rights will realize taxable gain or loss. See "FEDERAL INCOME TAX CONSEQUENCES."

                        FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes the material federal income tax considerations relevant to the Merger. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of Common Stock as described herein. Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States and holders who acquired their stock through the exercise of an employee stock option or otherwise as compensation. In addition, the following discussion does not include any discussion of any state, local or foreign tax consequences that may result from the Merger.

    THIS TAX DISCUSSION IS BASED UPON PRESENT UNITED STATES FEDERAL INCOME TAX LAW. EACH HOLDER OF COMMON STOCK SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECT OF CHANGES IN SUCH TAX LAWS.

    For federal income tax purposes, the receipt of the Cash Merger Consideration in the Merger by holders of Common Stock will be treated as a taxable sale of the holder's Common Stock. Each holder's gain or loss per share will equal the difference between $7.00 and the holder's basis in the share of Common Stock. Such gain or loss generally will be a capital gain or loss provided that the holder has held the Common Stock as a capital asset. Capital gain or loss will be treated as long-term capital gain or loss if the holder has held the Common Stock for more than one year, and will be treated as short-term capital gain or loss if the holder has held the Common Stock for one year or less.

    A holder of Common Stock may be subject to backup withholding at the rate of 31% with respect to Cash Merger Consideration received pursuant to the Merger, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, adequately demonstrates this fact, or
(b) provides a correct taxpayer identification number ("TIN"), certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. To prevent the possibility of backup withholding, each holder must provide the Payment Agent with his or her correct TIN by completing a Form W-9 or Substitute Form W-9 or, in the case of exempt foreign persons, with certain other information by completing the appropriate Form W-8 or Substitute Form W-8. A holder of Common Stock who does not provide the above information may be subject to penalties imposed by the Internal Revenue Service (the "IRS"), as well as backup withholding. Any amount withheld under these rules will be creditable against the holder's federal income tax liability. Thermo Electron (or its agent) will report to the holders of Common Stock and the IRS the amount of any "reportable payments," as defined in Section 3406 of the Code, and the amount of tax, if any, withheld with respect thereto.

    Neither the Company, Merger Sub, Thermo TerraTech nor Thermo Electron will recognize gain or loss for federal income tax purposes as a result of the Merger.

                            BUSINESS OF THE COMPANY

OVERVIEW

    ThermoRetec is a national provider of environmental-liability and resource-management services. Through a nationwide network of offices, the Company offers these and related consulting services in four segments:
Consulting and Engineering, Nuclear Remediation, Soil Remediation, and Fluids Recycling.

    The Company's Consulting and Engineering segment provides consultation, engineering, and on-site services to help clients manage problems associated with environmental compliance, resource management, and the remediation of industrial sites contaminated with organic and inorganic wastes and residues. The Company also performs the cleanup of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive wastes. The Company develops and implements management and computer-based systems that aid in the collection and application of environmental data, helping to establish or improve a customer's environmental-compliance programs while controlling related costs.

    The Company's Nuclear Remediation segment provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation-instrument calibration and repair services, and radiation-source production.

    Through the Company's Soil Remediation segment, the Company designs and operates facilities for the remediation of nonhazardous soil. The Company also designs and operates mobile equipment for the on-site remediation of such wastes. During fiscal 1999, the Company announced plans to close two soil-recycling facilities, one of which closed in March 1999. The Company is actively seeking a buyer for the other soil-recycling facility. In May 1999, the Company announced plans to sell three additional soil-recycling facilities. For the fiscal year ended April 3, 1999, revenues and operating income from these businesses totaled $8.0 million and $0.4 million, respectively.

    The Company's Fluids Recycling segment collects, tests, processes, and recycles used motor oil and other industrial fluids.

    The Company was incorporated in November 1991 as an indirect, wholly owned subsidiary of Thermo TerraTech. On October 1, 1993, pursuant to a reorganization, Thermo TerraTech contributed to the Company certain additional assets and liabilities pertaining to its soil-remediation business.

CONSULTING AND ENGINEERING

    The Company provides environmental consulting and remediation construction management to clients in the transportation, refining, chemical, wood-treating, gas, and electric utility industries across the nation. Through its consulting, engineering, and on-site services, the Company offers a broad array of remedial solutions, all of which are applied from a risk-management perspective, to help clients manage problems associated with environmental compliance, resource management, and the remediation of industrial sites contaminated with various wastes and residues. The Company provides particular expertise in bioremediation and in managing wastes from manufactured-gas plants, refineries, and railroad properties.

    The Company also performs cleanups of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive wastes. Under contracts with federal and state governments, and other public and private sector clients, the Company also provides project management and construction services for the remediation of hazardous and nonhazardous wastes. Most of this contract work is obtained through a bid process, with the job being awarded to the best qualified bidder.

    In addition, the Company helps public utilities, government institutions, and Fortune 500 companies develop and implement management and computer-based systems that aid in the collection and application of environmental and resource-management data. By helping to establish or improve a customer's environmental-compliance program, the Company's customized services promote and support the integration of environmental-management functions with everyday business activities. The Company's services help multinational companies accurately estimate and control the cost of their environmental-compliance and health and safety efforts. The Company also develops measurement systems that track clients' progress toward their stated environmental performance goals.

    Revenues from the Consulting and Engineering segment represented approximately 52%, 60% and 57% of the Company's total revenues in fiscal 1999, 1998 and 1997, respectively. See Note 14 to the Company's Consolidated Financial Statements included elsewhere within this Proxy Statement for financial information relating to business segments and geographical information.

NUCLEAR REMEDIATION

    The Company provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation-instrument calibration and repair services, and radiation-source production. As part of its radiation and nuclear/health physics services business, the Company provides site surveys for radioactive materials and on-site samples, as well as analysis in support of decontamination programs and dosimetry services to measure personnel exposure. In addition, using its proprietary segmented-gate system technology, the Company removes radioactive contaminants from sand, gravel, and soil. A substantial part of the Company's health physics services has been performed under the U.S. Department of Energy's remedial action programs.

    Revenues from the Nuclear Remediation segment represented approximately 25%, 21% and 20% of the Company's total revenues in fiscal 1999, 1998 and 1997, respectively. See Note 14 to the Company's Consolidated Financial Statements included elsewhere within this Proxy Statement for financial information relating to business segments and geographical information.

SOIL REMEDIATION

    The Company designs and operates facilities for the remediation of nonhazardous soil. The Company's soil-remediation centers are environmentally secure facilities for receiving, storing, and processing petroleum-contaminated soils. Each site consists principally of a soil-remediation unit and a soil-storage area. The Company currently provides soil-remediation services at facilities in California, Oregon, Washington, Maryland, and New York.

    The market for remediation of petroleum-contaminated soils, as with many other waste markets, was created by environmental regulations. The market for soil-remediation services has been driven largely by state programs to enforce the Environmental Protection Agency's underground storage tank ("UST") regulations and to fund cleanups. UST compliance requirements and attendant remediation costs are often beyond the financial capabilities of individuals and smaller companies. To address this problem, some states established tax-supported trust funds to assist in the financing of UST compliance and remediation. Many states have realized that the number of sites requiring remediation and the costs of compliance are substantially higher than were originally estimated. As a result, several states have significantly reduced compliance requirements and altered regulatory approaches and standards in order to reduce the costs of cleanup. More lenient regulatory standards, reduced enforcement, and uncertainty with respect to such changes have resulted in lower levels of cleanup activity in most states where the Company conducts business, which had a material adverse effect on the Company's business in recent years. Although the Company expects this market to remain viable for some time after April 3, 1999, there can be no assurance that this business will not decline in future years. In May 1999, the Company announced plans to sell three additional soil-recycling facilities. In addition, underground and aboveground tank regulations, clean water legislation, and real estate transfer and financing transactions also influence demand for soil-remediation services.

    Revenues from the Soil Remediation segment represented approximately 17%, 14% and 19% of the Company's total revenues in fiscal 1999, 1998 and 1997, respectively. See Note 14 to the Company's Consolidated Financial Statements included elsewhere within this Proxy Statement for financial information relating to business segments and geographical information.

FLUIDS RECYCLING

    The Company offers a full spectrum of environmental services related to managing and recycling non-hazardous, liquid, and solid materials generated by business and industry. The Company's client base is largely public retail and industrial businesses, but also includes municipalities, public utilities, railroads, the mining industry, and government agencies. The materials managed by the Company for its customers primarily are used oils and oil-contaminated waters, which are continuously generated as part of the customers' operations. As such, the Company provides services for its customers on a recurring basis. The Company processes the materials it collects into products for resale and/or recycling, such as fuel, glycol, steel, and clean water. The Company has expanded its services to include a variety of field technical services, including on-site waste sampling and testing, emergency response, and tank cleaning.

    The Company currently operates from eight permitted facilities located in Arizona, New Mexico, Nevada, Colorado, Utah, Idaho, and Oregon. Each facility serves distinctive local markets, and utilizes its own fleet of mobile equipment to facilitate liquid waste collection and the delivery of finished recycled products.

    Revenues from the Fluids Recycling segment represented approximately 7%, 5% and 5% of the Company's total revenues in fiscal 1999, 1998 and 1997, respectively. See Note 14 to the Company's Consolidated Financial Statements included elsewhere within this Proxy Statement for financial information relating to business segments and geographical information.

PROPERTIES

    The location and general character of the Company's properties by segment as of April 3, 1999, are as follows.

    CONSULTING AND ENGINEERING

    The Company occupies approximately 112,000 square feet pursuant to leases expiring in fiscal 2000 through 2003, primarily in Colorado, Pennsylvania, Massachusetts, Washington, Texas, Indiana, and North Carolina, from which it provides environmental construction and remediation construction management services.

    NUCLEAR REMEDIATION

    The Company leases approximately 26,000 square feet pursuant to leases expiring in fiscal 2000 through 2001 in New Mexico and Tennessee, and owns approximately 33,500 square feet in New Mexico and California, from which it provides nuclear remediation services.

    SOIL REMEDIATION

    The Company owns approximately 72 acres in Maryland, California, and Oregon, from which it provides soil-remediation services. The Company occupies approximately 20 acres in New York, Washington, and South Carolina, pursuant to leases expiring in fiscal 2000 through 2006, from which it provides soil-remediation services. The Company also occupies approximately 12,000 square feet of office and engineering space in Florida, pursuant to a lease expiring in fiscal 2000.

    FLUIDS RECYCLING

    The Company owns approximately 50,000 square feet in Idaho and Arizona and occupies an aggregate of approximately six acres on a site in Arizona and on a site in Nevada pursuant to leases expiring in fiscal 2003, upon which it has constructed fluids storage and processing equipment.

    The Company believes that these facilities are suitable and adequate for its present operations. With respect to leases expiring in the near future, in the event the Company does not renew such leases, the Company believes suitable alternate space is available for lease on acceptable terms.

                       SELECTED FINANCIAL INFORMATION AND
                            RATIO OF EARNINGS (LOSS)
                                TO FIXED CHARGES

    The selected financial information presented below as of and for the fiscal years ended April 3, 1999, and April 4, 1998, and for the fiscal year ended March 29, 1997, has been derived from ThermoRetec's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report incorporated by reference into this Proxy Statement. The selected financial information presented below as of March 29, 1997, and as of and for the fiscal years ended March 30, 1996, and April 1, 1995, has been derived from ThermoRetec's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, but have not been included or incorporated by reference herein. This information should be read in conjunction with ThermoRetec's Consolidated Financial Statements and related notes incorporated by reference into this Proxy Statement. The selected financial information for the three months ended July 3, 1999, and July 4, 1998, has not been audited but, in the opinion of ThermoRetec, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis. The results of operations for the three months ended July 3, 1999, are not necessarily indicative of results for the entire year.

                                  THREE MONTHS ENDED
                                  -------------------                     FISCAL YEAR (1)
                                  JULY 3,    JULY 4,    ----------------------------------------------------
                                  1999 (2)     1998     1999 (3)   1998 (4)   1997 (5)   1996 (6)     1995
                                  --------   --------   --------   --------   --------   --------   --------
                                                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues........................  $ 35,849   $ 34,416   $141,946   $128,409   $114,849   $ 66,957   $51,504
Net Income (Loss)...............    (4,993)       488     (3,861)       240     (2,681)     5,444     3,643
Earnings (Loss) per Share:
  Basic.........................      (.37)       .04       (.29)       .02       (.21)       .44       .36
  Diluted.......................      (.37)       .04       (.29)       .02       (.21)       .42       .35

BALANCE SHEET DATA (AT END OF
  PERIOD):
Working Capital.................  $    369   $ 31,213   $ 36,974   $ 29,941   $ 38,960   $ 46,343   $ 3,384
Total Assets....................   131,430    138,971    141,174    140,311    136,114    135,802    79,156
Long-term Subordinated
  Convertible Obligations.......     2,650     40,600     40,600     40,600     40,600     40,600     2,650
Shareholders' Investment........    65,335     74,979     70,281     74,467     74,830     83,352    60,320

OTHER DATA (UNAUDITED):
Book Value per Share............  $   4.81   $   5.79   $   5.19   $   5.76   $   5.96   $   6.51   $  5.91
Cash Dividends Declared per
  Share.........................        --         --        .20        .20        .20        .20       .20

RATIO OF EARNINGS (LOSS) TO
  FIXED CHARGES (UNAUDITED) (7):
Ratio...........................       N/A      2.25x        N/A      1.57x
Fixed Charges Coverage
  Deficiency....................  $  7,675   $     --   $  4,906   $     --

------------------------

(1) ThermoRetec's 1999, 1998, 1997, 1996, and 1995 fiscal year's ended April 3, 1999, April 4, 1998, March 29, 1997, March 30, 1996, and April 1, 1995,
    respectively.

(2) Reflects a $9.6 million pretax charge for restructuring costs.

(3) Reflects a $9.2 million pretax charge for restructuring costs.

(4) Reflects the November 1997 acquisition of Benchmark Environmental Corporation, the August 1997 acquisition of RPM Systems, Inc., and the
    May 1997 acquisition of TriTechnics Corporation and includes a pretax gain of $3.0 million from the sale of an investment in a joint venture.

(5) Reflects the September 1996 acquisition of IEM Sealand Corporation and $7.8 million of pretax restructuring costs.

(6) Reflects the May 1995 issuance of $38 million principal amount of 4 7/8% subordinated convertible debentures and a private placement of 500,000 shares of common stock for net proceeds of $6.6 million. Also reflects the December 1995 acquisition of Remediation Technologies, Inc.

(7) For purposes of computing the ratios of earnings to fixed charges, "earnings" represents income before income taxes, plus fixed charges, and "loss" represents loss before income taxes, plus fixed charges. "Fixed charges" consist of interest on indebtedness and one-third of rental expense, which is deemed to be the interest component of such rental expense.

                        CERTAIN PROJECTED FINANCIAL DATA

    The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data, cash flows or balance sheet and financial position information. However, in order to aid the evaluation of the Company by the Special Committee and Adams, Harkness & Hill and Adams, Harkness & Hill's assessment of the fairness, from a financial point of view as of the date of its opinion, of the consideration of $7.00 per share in cash payable to the Public Stockholders pursuant to the Merger Agreement, the Company, in July 1999, furnished the Special Committee and Adams, Harkness & Hill with certain projections (the "Projections") prepared by the Company's management. The following summary of the Projections is included in this Proxy Statement solely because the Projections were made available to such parties. The Projections do not reflect any of the effects of the Merger or other changes that may in the future be deemed appropriate concerning the Company and its assets, business, operations, properties, policies, corporate structure, capitalization and management in light of the circumstances then existing. The Company has not updated the Projections to reflect changes that have occurred since their preparation.

    The Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Projections, nor have they expressed any opinion or given any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such prospective financial information. Furthermore, the Projections necessarily make numerous assumptions, some (but not all) of which are set forth below and many of which are beyond the control of the Company and may prove not to have been, or may no longer be, accurate. Additionally, this information, except as otherwise indicated, does not reflect revised prospects for the Company's businesses, changes in general business and economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such information was prepared. Accordingly, such information is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below, and should not be regarded as a representation that they will be achieved.

    THE PROJECTIONS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE RESULTS AND STOCKHOLDER VALUE OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE PROJECTIONS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED OR THAT THE COMPANY'S FUTURE FINANCIAL RESULTS WILL NOT MATERIALLY VARY FROM THE PROJECTIONS. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE PROJECTIONS.

    The Projections included herein have been prepared by the Company based upon management's estimates of the total market for its services and the Company's own performance through 2003, as well as the impact on the Company's financial results of the completion of the announced sales of three soil recycling facilities. The projected results for calendar 1999 set forth in the Projections were based upon actual results through April 3, 1999 and management forecasts for the remainder of the year.

                                  PROJECTIONS
                                 (IN THOUSANDS)

                                                               CALENDAR YEAR
                                            ----------------------------------------------------
                                            1999 (P)   2000 (P)   2001 (P)   2002 (P)   2003 (P)
                                            --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS:
Revenues..................................  $144,725   $144,127   $153,830   $168,056   $183,752
Costs and Operating Expenses:
  Cost of revenues........................   119,531    118,698    127,043    139,200    151,954
  Selling, general, and administrative
    expenses..............................    17,124     16,259     16,398     17,082     18,235
  Restructuring costs.....................     9,650         --         --         --         --
                                            --------   --------   --------   --------   --------
                                             146,305    134,957    143,441    156,282    170,189
                                            --------   --------   --------   --------   --------
Operating Income (Loss)...................    (1,580)     9,170     10,389     11,774     13,563
Interest Income...........................     1,019      1,216      1,189      1,364      1,464
Interest Expense..........................    (2,168)    (2,342)    (2,307)    (2,200)    (2,200)
                                            --------   --------   --------   --------   --------
Income (Loss) Before Income Taxes.........    (2,729)     8,044      9,271     10,938     12,827
Income Tax Provision (Benefit)............      (305)     3,624      4,115      4,782      5,537
                                            --------   --------   --------   --------   --------
Net Income (Loss).........................  $ (2,424)  $  4,420   $  5,156   $  6,156   $  7,290
                                            ========   ========   ========   ========   ========
SELECTED BALANCE SHEET DATA:
Accounts Receivable, Net..................  $ 30,275   $ 30,079   $ 29,119   $ 30,085   $ 32,841
Unbilled Contract Costs and Fees..........     7,705      7,794      7,380      7,881      8,467
Prepaid Income Taxes and Other Current
  Assets..................................     3,373      3,495      3,595      3,665      3,730
                                            --------   --------   --------   --------   --------
Total Current Assets Excluding Cash and
  Investments.............................    41,353     41,368     40,094     41,631     45,038
Property, Plant, and Equipment:
  Balance, beginning of year..............    29,923     20,487     17,187     16,642     16,263
  Additions...............................     6,167      3,744      3,909      4,190      4,075
  Depreciation expense....................    (5,193)    (4,357)    (4,454)    (4,569)    (4,264)
  Sales and retirements...................   (10,410)    (2,687)        --         --         --
                                            --------   --------   --------   --------   --------
  Balance, end of year....................    20,487     17,187     16,642     16,263     16,074
Cost in Excess of Net Assets of Acquired
  Companies...............................    34,871     33,793     32,715     31,637     30,559

                                   MANAGEMENT

    The current directors and executive officers of the Company are as follows:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Robert W. Dunlap..........................     62      President, Chief Executive Officer and
                                                       Director
Theo Melas-Kyriazi........................     40      Chief Financial Officer and Director
Paul F. Kelleher..........................     57      Chief Accounting Officer
Nels R. Johnson...........................     48      Vice President
Jeffrey L. Powell.........................     40      Senior Vice President
John P. Appleton..........................     64      Chairman of the Board and Director
Elias P. Gyftopoulos......................     72      Director
Brian D. Holt.............................     50      Director
Fred Holubow..............................     60      Director
Frank E. Morris...........................     75      Director
William A. Rainville......................     57      Director

    All of the Company's directors are elected annually by the stockholders and hold office until their respective successors are duly elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion. Unless otherwise noted, the business address of each executive officer and director of the Company is 9 Pond Lane, Suite 5A, Concord, Massachusetts 01742-2851, and each of such persons is a citizen of the United States.

    Robert W. Dunlap has been president, chief executive officer and a director of the Company since April 1998. Prior to that time, he served as a vice president of the Company from May 1996 through April 1998 and as president and chief executive officer of Remediation Technologies, Inc., which was acquired by the Company in December 1995, from 1985 through April 1998.

    Theo Melas-Kyriazi has been a director of the Company since 1992 and was appointed chief financial officer of the Company, Thermo TerraTech and Thermo Electron on January 1, 1999. Mr. Melas-Kyriazi joined Thermo Electron in 1986 as assistant treasurer, and became treasurer in May 1988. He was named president and chief executive officer of ThermoSpectra Corporation, a majority-owned subsidiary and affiliate of Thermo Electron, in August 1994, a position he held until becoming vice president of corporate strategy for Thermo Electron in March 1998. Mr. Melas-Kyriazi remains a vice president of Thermo Electron. He is also the chairman of the board of directors of ThermoSpectra Corporation.
Mr. Melas-Kyriazi is a citizen of Greece. Mr. Melas-Kyriazi's business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

    Paul F. Kelleher has been the chief accounting officer of the Company since its inception in 1993. He has been senior vice president, finance and administration, of Thermo Electron since June 1997, and served as its vice president, finance from 1987 until 1997. Mr. Kelleher served as Thermo Electron's controller from 1982 until January 1996. He is a director of ThermoLase Corporation, an affiliate of Thermo Electron. Mr. Kelleher also serves as the chief accounting officer of Thermo TerraTech. Mr. Kelleher's business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

    Nels R. Johnson has been vice president of the Company since 1995. He has served as president of the Company's Thermo Nutech business since 1988.
Mr. Johnson's business address is 4501 Indian School Road, N.E., Albuquerque, New Mexico 87110.

    Jeffrey L. Powell served as president of the Company from its inception in 1993 until April 1998, and as its chief executive officer from May 1997 until April 1998, when he was named senior vice president. He is also a vice president of Thermo TerraTech.

    John P. Appleton has been the chairman of the board and a director of the Company since 1993. He also served as the Company's chief executive officer from September 1993 to May 1997. Dr. Appleton has been president and chief executive officer of Thermo TerraTech since
September 1993, and has served as a vice president of Thermo Electron since 1975 in various managerial capacities. He also serves as a director of Randers/Killam. and Thermo TerraTech and as president and director of the Merger Sub. Dr. Appleton's business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

    Elias P. Gyftopoulos has been a director of the Company since 1994. He is Professor Emeritus at The Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear Engineering for more than 20 years until his retirement in 1996. Dr. Gyftopoulos is also a director of Thermo Electron and the following affiliates of Thermo Electron: Thermo BioAnalysis Corporation, Thermo Cardiosystems Inc., ThermoLase Corporation, ThermoSpectra Corporation, Thermo Vision Corporation and Trex Medical Corporation. His business address is The Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

    Brian D. Holt became a director of the Company in November 1998. Mr. Holt has been chief operating officer, environment and energy, of Thermo Electron since September 1998. He has also been the president and chief executive officer of Thermo Ecotek Corporation, a majority-owned subsidiary and affiliate of Thermo Electron, since February 1994, and has been a director of Thermo Ecotek Corporation since January 1995. For more than five years prior to his appointment as an officer of Thermo Ecotek Corporation, he was the president and chief executive officer of Pacific Generation Company, a financier, builder, owner and operator of independent power facilities. Mr. Holt is also a director of the following affiliates of Thermo Electron: Randers/Killam and Thermo TerraTech. His business address is 245 Winter Street, Suite 300, Waltham, Massachusetts 02451.

    Fred Holubow has been a director of the Company since 1992. Mr. Holubow has been vice president of Pegasus Associates, an investment management firm, for more than five years. Mr. Holubow's business address is Pegasus Associates, 2 North LaSalle Street, Suite 400, Chicago, Illinois 60602.

    Frank E. Morris has been a director of the Company since 1993. Dr. Morris served as president of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. Dr. Morris is a trustee of SEI Mutual Funds, The Capitol Mutual Funds, FFB Lexicon Funds and The Arbor Fund. Dr. Morris' business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

    William A. Rainville has been a director of the Company since June 1993.
Mr. Rainville has been president and chief executive officer of Thermo
Fibertek Inc., a majority-owned subsidiary and affiliate of Thermo Electron, since its inception in 1991, a senior vice president of Thermo Electron since March 1993 and a vice president of Thermo Electron from 1986 to 1993. From 1984 until January 1993, Mr. Rainville was the president and chief executive officer of Thermo Electron Web Systems Inc., a subsidiary of Thermo Fibertek Inc.
Mr. Rainville is also a director of Thermo Ecotek Corporation, Thermo
Fibergen Inc., Thermo Fibertek Inc. and Thermo TerraTech, all affiliates of Thermo Electron. Mr. Rainville's business address is 245 Winter Street, Waltham, Massachusetts 02451.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDER

    The following table sets forth certain information regarding the beneficial ownership of Common Stock as of October 2, 1999 with respect to the only person that was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.

                                                                              PERCENTAGE OF OUTSTANDING
NAME AND ADDRESS                                          NUMBER OF SHARES       SHARES BENEFICIALLY
OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED             OWNED
-------------------                                      ------------------   -------------------------
Thermo Electron Corporation(1).........................      10,255,548                  72.7%
  81 Wyman Street
  Waltham, MA 02454-9046

------------------------

(1) Thermo Electron beneficially owned 72.7% of the Common Stock outstanding as of October 2, 1999, of which approximately 70.3% is owned through Thermo TerraTech and approximately 3.7% is owned directly. Thermo Electron, through Thermo TerraTech, has the power to elect all of the members of the Company's Board of Directors. After the Merger, Thermo Electron will beneficially own 100% of the outstanding Common Stock.

MANAGEMENT

    The following table sets forth the beneficial ownership of Common Stock, as well as the common stock of Thermo TerraTech and Thermo Electron, as of October 2, 1999, with respect to (i) each director of the Company, (ii) the chief executive officer of the Company and other executive officers of the Company and (iii) all directors and current executive officers as a group.

    While certain directors and executive officers of the Company are also directors and executive officers of Thermo Electron or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo TerraTech or by Thermo Electron, as the case may be.

                                                         THERMORETEC            THERMO TERRATECH           THERMO ELECTRON
                                                       CORPORATION(2)                INC.(3)               CORPORATION(4)
                                                   -----------------------   -----------------------   -----------------------
                                                   NUMBER OF    PERCENTAGE   NUMBER OF    PERCENTAGE   NUMBER OF    PERCENTAGE
NAME(1)                                              SHARES      OF CLASS      SHARES      OF CLASS      SHARES      OF CLASS
-------                                            ----------   ----------   ----------   ----------   ----------   ----------
John P. Appleton.................................    73,000          *        305,939        1.6         154,433         *
Robert W. Dunlap.................................   103,842          *         40,200          *          13,855         *
Elias P. Gyftopoulos.............................    31,577          *          1,540          *          71,204         *
Brian D. Holt....................................         0          *        250,000        1.3         287,243         *
Fred Holubow.....................................    60,899          *         16,500          *           6,000         *
Nels R. Johnson..................................    37,688          *         17,958          *          19,238         *
Paul F. Kelleher.................................    23,000          *         11,197          *         203,505         *
Theo Melas-Kyriazi...............................         0          *            618          *         309,245         *
Frank E. Morris..................................    34,115          *          1,500          *          13,290         *
Jeffrey L. Powell................................   121,000          *         56,635          *          38,707         *
William A. Rainville.............................    24,000          *         60,000          *         357,259         *
All directors and current executive officers as a
  group (11 persons).............................   509,121        3.7        762,087        4.0       1,473,979         *

------------------------------

*   Reflects ownership of less than 1.0% of the outstanding common stock.

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) The shares of Common Stock beneficially owned by Dr. Appleton, Dr. Dunlap, Dr. Gyftopoulos, Mr. Holubow, Mr. Johnson, Dr. Morris, Mr. Powell,
    Mr. Rainville and all directors and current executive officers as a group include 63,000, 8,000, 29,600, 26,450, 37,250, 26,450, 111,000, 22,500 and
    339,250 shares, respectively, that such person or group had the right to acquire within 60 days of October 2, 1999, through the exercise of stock options. Shares beneficially owned by Dr. Gyftopoulos, Mr. Holubow,
    Dr. Morris and all directors and current executive officers as a group include 977, 8,067, 7,665, and 16,709 shares, respectively, allocated through October 2, 1999, to their respective accounts maintained under the Company's Deferred Compensation Plan. Shares of Common Stock beneficially owned by Dr. Dunlap and all directors and current executive officers as a group include warrants to purchase 23,962 shares. No director or current executive officer beneficially owned more than 1.0% of the Common Stock outstanding as of October 2, 1999; all directors and current executive officers as a group beneficially owned 4.3% of the Common Stock outstanding as of such date.

(3) Shares of the common stock of Thermo TerraTech beneficially owned by Dr. Appleton, Dr. Dunlap, Mr. Holt, Mr. Johnson, Dr. Morris, Mr. Powell,
    Mr. Rainville and all directors and current executive officers as a group include 275,000, 18,000, 250,000, 17,000, 1,500, 28,000, 60,000 and 654,500
    shares, respectively, that such person or group had the right to acquire within 60 days of October 2, 1999, through the exercise of stock options. Shares of the common stock of Thermo TerraTech beneficially owned by Dr. Appleton, Mr. Melas-Kyriazi and all directors and executive officers as a group include 305, 299 and 907 shares, respectively, allocated through October 2, 1999, to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets, are executive officers of Thermo Electron. Shares of Common Stock beneficially owned by Mr. Holubow and all directors and current executive officers as a group include warrants to purchase 16,500 shares. Other than Dr. Appleton and Mr. Holt, who owned approximately 1.6% and 1.3%, respectively, of the common stock of Thermo TerraTech outstanding as of October 2, 1999, no director or current executive officer beneficially owned more than 1.0% of the common stock of Thermo TerraTech outstanding as of October 2, 1999; all directors and current executive officers as a group beneficially owned approximately 4.1% of the common stock of Thermo TerraTech outstanding as of such date.

(4) The shares of the common stock of Thermo Electron beneficially owned by Dr. Appleton, Dr. Dunlap, Dr. Gyftopoulos, Mr. Holt, Mr. Johnson,
    Mr. Kelleher, Mr. Melas-Kyriazi, Mr. Morris, Mr. Powell, Mr. Rainville and all directors and current executive officers as a group include 116,902, 13,000, 8,625, 284,250, 13,135, 170,587, 270,074, 7,625, 31,050, 291,137 and
    1,206,455 shares, respectively, that such person or group had the right to acquire within 60 days of October 2, 1999, through the exercise of stock options. Shares of the common stock of Thermo Electron beneficially owned by Dr. Appleton and all directors and current executive officers as a group include 1,615 and 4,112 shares, respectively, allocated through October 2, 1999, to accounts maintained pursuant to the ESOP. Shares beneficially owned by Dr. Morris and all directors and current executive officers as a group include 3,415 shares owned by Dr. Morris' spouse. No director or current executive officer beneficially owned more than 1.0% of the common stock of Thermo Electron outstanding as of October 2, 1999; all directors and current executive officers as a group did not beneficially own more than 1.0% of the common stock of Thermo Electron outstanding as of such date.

                              CERTAIN TRANSACTIONS

    Thermo Electron has, from time to time, caused certain subsidiaries to sell minority interests to investors, resulting in several majority-owned private and publicly held subsidiaries. Thermo TerraTech created the Company as a majority-owned publicly held subsidiary. The Company and such other majority-owned Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries."

    Thermo Electron and each of the Thermo Subsidiaries recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries, including the Company, have adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their stockholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined,
(3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

    To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt or other obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and the Thermo Subsidiaries.

    The Charter currently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participate. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement and tax allocation agreement (if any) in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. In addition, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

    As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including general legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. The Company was assessed an annual fee equal to 0.8% of the Company's revenues for these services in fiscal 1998 and 1999. The annual fee will remain at 0.8% of the Company's total revenues for fiscal 2000. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron. During fiscal 1998, 1999 and the three months ended July 3, 1999, Thermo Electron assessed the Company $1,220,000, $1,136,000 and $287,000, respectively, in fees under the Services Agreement. Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. In fiscal 1998, 1999 and the three months ended July 3, 1999, the Company was billed an additional $35,000, $122,000 and $12,000, respectively, by Thermo Electron for certain administrative services required by the Company that were not covered by the Services Agreement. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.

    The Company currently has outstanding $37,950,000 principal amount of 4 7/8% Debentures, of which Thermo Electron owns $4,300,000 principal amount. The
4 7/8% Debentures are convertible into shares of Common Stock at a conversion price of $17.92 per share and are guaranteed on a subordinated basis by Thermo Electron. As described above under "SPECIAL FACTORS--Certain Effects of the Merger", the consummation of the Merger will give the holders of the 4 7/8% Debentures the right to have ThermoRetec redeem such 4 7/8% Debentures for a cash amount equal to 100% of the principal amount to be redeemed, plus accrued interest.

    In fiscal 1994, the Company issued to Thermo TerraTech $2,650,000 principal amount of a 3 7/8% subordinated convertible debenture due November 2000 (the
"3 7/8% Debenture"). The debenture is convertible into shares of Common Stock at a conversion price of $9.83 per share. This debenture will not be redeemed as a result of the Merger.

    From time to time, the Company may transact business with other companies in the Thermo Group, as follows.

    The Company purchases and sells services in the ordinary course of business to other companies affiliated with Thermo TerraTech. In fiscal 1999 and the three months ended July 3, 1999, the Company sold a total of $730,000 and $22,000, respectively, of products to other companies affiliated with Thermo TerraTech and purchased a total of $432,000 and $171,000, respectively, of services from such companies. The Company derived revenues of $347,000 in fiscal 1999 from a joint venture with Thermo EuroTech N.V., a majority-owned subsidiary of Thermo TerraTech, which was established in fiscal 1998 to provide soil-remediation services in Europe.

    In March 1999, as settlement of a note receivable from a third party, the Company received 118,707 shares of Thermo TerraTech common stock. The Company immediately sold the shares to Thermo TerraTech at fair market value and received proceeds of $668,000.

    As of July 3, 1999, $23,380,000 of the Company's cash equivalents were invested in a cash management arrangement with Thermo Electron. Under the cash management arrangement, the Company lends excess cash to Thermo Electron and has the contractual right to withdraw its invested funds upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company's funds invested in the cash management arrangement earn a rate equal to the 30-day Dealer Commercial Paper Rate as reported in THE WALL STREET JOURNAL plus 50 basis points, set at the beginning of each month.

    As of July 3, 1999, the Company owed Thermo Electron and its other subsidiaries an aggregate of $9,303,000, including $4,300,000 principal amount of the 4 7/8% Debentures, which will be redeemed as a result of the Merger, $2,650,000 principal amount of the 3 7/8% Debenture, which will not be redeemed as a result of the Merger, amounts due under the Services Agreement and related administrative charges, amounts due for other products and services and for miscellaneous items, net of amounts owed to the Company by Thermo Electron and its other subsidiaries for products, services and for miscellaneous items. The largest amount of such net indebtedness owed by the Company to Thermo Electron and its other subsidiaries since April 5, 1998, was $9,303,000. These amounts do not bear interest and are expected to be paid in the normal course of business.

    The human resources committee of the Company's board of directors established a stock holding policy that required executive officers of the Company to acquire and hold a minimum number of shares of Common Stock. In order to assist the executive officers in complying with this policy, the Company also adopted a stock holding assistance plan under which the Company may make interest-free loans to executive officers to enable them to purchase shares of Common Stock in the open market. The stock holding policy and the stock holding assistance plan were both subsequently amended to apply only to the Company's chief executive officer. During fiscal 1998, Mr. Powell, a vice president of the Company, received loans in the principal amount of $59,940.50 under this plan to purchase 10,000 shares, of which the full amount was outstanding as of July 3, 1999. In fiscal 1998, Dr. Appleton, a director and formerly the Company's chief executive officer, received loans in the principal amount of $61,867.50 under the plan to purchase 10,000 shares, of which the full amount was outstanding as of July 3, 1999. These loans are expected to be repaid upon completion of the Merger.

                              RECENT DEVELOPMENTS

    On November 8, 1999, ThermoRetec issued a press release containing information as to its earnings for the fiscal quarter ended October 2, 1999. ThermoRetec reported net income of $1,328,000 on revenues of $38,560,000 for the quarter, compared with a net loss of $5,323,000 on revenues of $35,140,000 for the same period in fiscal 1999. Diluted earnings per share for the second quarter of fiscal 2000 were $.10, compared with a loss per diluted share of $.41 for the same period in fiscal 1999. During the second quarter of fiscal 1999, ThermoRetec recorded pretax restructuring charges of $9,176,000 related to the closure of two soil-recycling facilities. Excluding the restructuring costs, net income for the second quarter of fiscal 1999 would have been $722,000, or $.06 per diluted share.

                 CERTAIN INFORMATION CONCERNING THE MERGER SUB,
                      THERMO TERRATECH AND THERMO ELECTRON

THERMO TERRATECH

    Thermo TerraTech provides industrial outsourcing services and manufacturing support encompassing a broad range of specializations. Thermo TerraTech provides environmental-liability and resource-management services, as well as consulting services for engineering, nuclear remediation, soil remediation, and fluids recycling. In addition, Thermo TerraTech provides comprehensive engineering and outsourcing services in water and wastewater treatment, process engineering and construction, highway and bridge engineering, and infrastructure engineering; consulting services that address natural resource management issues; and metallurgical processing services. Thermo TerraTech also operates analytical laboratories that provide environmental- and pharmaceutical-testing services, primarily to commercial clients throughout the U.S.

    The principal executive offices of Thermo TerraTech are located at 85 First Avenue, Waltham, Massachusetts 02451, and its telephone number is
(781) 370-1640. Unless otherwise noted, the business address of each of the following directors and executive officers of Thermo TerraTech is 85 First Avenue, Waltham, Massachusetts 02451, and each of such persons is a citizen of the United States.

DIRECTORS AND EXECUTIVE OFFICERS OF THERMO TERRATECH

JOHN P. APPLETON: President, Chief Executive Officer and Director

    John P. Appleton has been president, chief executive officer and a director of Thermo TerraTech since September 1993. Dr. Appleton has been chairman of the board of the Company since September 1993 and was its chief executive officer from September 1993 to May 1997. He has been chairman of the board of Randers/Killam since November 1997. Dr. Appleton has served as a vice president of Thermo Electron since 1975 in various managerial capacities. He is also a director of Randers/Killam and the Company.

JOHN N. HATSOPOULOS: Director

    John N. Hatsopoulos has been a director of Thermo TerraTech since 1986. He served as a vice president of Thermo TerraTech and its chief financial officer from 1988 until December 1997 and December 1998, respectively. Mr. Hatsopoulos was the senior vice president of Thermo TerraTech from December 1997 until his retirement in December 1998. He was the president of Thermo Electron from 1997 to 1998 and its chief financial officer from 1988 to 1998. Prior to his appointment as president of

Thermo Electron, he served as an executive vice president from 1986 until 1998. Mr. Hatsopoulos has been the vice chairman of the board of directors of Thermo Electron since 1998. He is also a director of US Liquids Inc. and the following affiliates of Thermo Electron: Thermedics Inc., Thermo Fibertek Inc. and Thermo Instrument Systems Inc. His business address is 45 First Street, Waltham, Massachusetts 02454.

EMIL C. HERKERT: Vice President

    Emil C. Herkert has been a vice president of Thermo TerraTech since 1996. Mr. Herkert has also served as president of Killam Associates, a subsidiary of Randers/Killam, since 1977 and was appointed president and chief executive officer of Randers/Killam in May 1997. He is also a director of Randers/ Killam. His business address is 27 Bleeker Street, Millburn, New Jersey 07041-1008.

BRIAN D. HOLT: Director

    Brian D. Holt became a director of Thermo TerraTech in February 1997.
Mr. Holt has been chief operating officer, environment and energy, of Thermo Electron since September 1998. He has been the president and chief executive officer of Thermo Ecotek Corporation, a majority-owned subsidiary of Thermo Electron since February 1994 and a director of that company since January 1995. For more than five years prior to his appointment as an officer of Thermo Ecotek Corporation, he was the president and chief executive officer of Pacific Generation Company, a financier, builder, owner and operator of independent power facilities. Mr. Holt is also a director of the following affiliates of Thermo Electron: the Company and Randers/Killam. His business address is 245 Winter Street, Suite 300, Waltham, Massachusetts 02451.

PAUL F. KELLEHER: Chief Accounting Officer

    Paul F. Kelleher has been the chief accounting officer of Thermo TerraTech since 1986. He has been senior vice president, finance and administration, of Thermo Electron since June 1997, and served as its vice president, finance from 1987 until 1997. Mr. Kelleher served as Thermo Electron's controller from 1982 until January 1996. Mr. Kelleher also serves as the chief accounting officer of the Company. He is a director of ThermoLase Corporation, an affiliate of Thermo Electron. Mr. Kelleher's business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

THEO MELAS-KYRIAZI: Chief Financial Officer

    Theo Melas-Kyriazi has been chief financial officer of Thermo TerraTech, the Company and Thermo Electron since January 1999. He has also been a director of the Company since its inception in 1993. Mr. Melas-Kyriazi joined Thermo Electron in 1986 as assistant treasurer, and became treasurer in 1988. He was named president and chief executive officer of ThermoSpectra Corporation, a majority-owned subsidiary of Thermo Electron in 1994, a position he held until becoming vice president of corporate strategy for Thermo Electron in 1998.
Mr. Melas-Kyriazi remains a vice president of Thermo Electron. He also is a director and chief financial officer of ThermoSpectra Corporation.
Mr. Melas-Kyriazi is a citizen of Greece. Mr. Melas-Kyriazi's business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

DONALD E. NOBLE: Director

    Donald E. Noble has been a director of Thermo TerraTech since 1986 and served as chairman of the board from 1992 to November 1994. For more than 20 years, from 1959 to 1980, Mr. Noble served as the chief executive officer of Rubbermaid Incorporated, first with the title of president and then as chairman of the board. Mr. Noble is also a director of Thermo Fibertek Inc. and Thermo Sentron Inc., affiliates of Thermo Electron. Mr. Noble's business address is 345 North Market Street, Suite G-05, Wooster, Ohio 44691.

JEFFREY L. POWELL: Vice President

    Jeffrey L. Powell has been a vice president of Thermo TerraTech since 1994. Mr. Powell served as president of ThermoRetec since its inception in 1993, and as its chief executive officer from May 1997 until April 1998, when he was named senior vice president. Mr. Powell's business address is 9 Pond Lane, Suite 5A, Concord, Massachusetts 01742-2851.

WILLIAM A. RAINVILLE: Director

    William A. Rainville has been a director of Thermo TerraTech since
February 1993 and was chairman of the board from November 1994 through February 1997. Mr. Rainville has been president and chief executive officer of Thermo Fibertek Inc., a majority owned subsidiary of Thermo Electron that develops and manufactures equipment and products for the paper making and paper recycling industries, since its inception in 1991, a senior vice president of Thermo Electron since March 1993 and a vice president of Thermo Electron from 1986 to 1993. From 1984 until January 1993, Mr. Rainville was the president and chief executive officer of Thermo Electron Web Systems Inc., a subsidiary of Thermo Fibertek Inc. Mr. Rainville is also chief operating officer, recycling and resource recovery, of Thermo Electron. Mr. Rainville is also a director of Thermo Ecotek Corporation, Thermo Fibergen Inc., and Thermo Fibertek Inc.
Mr. Rainville's business address is 245 Winter Street, Waltham, Massachusetts 02451.

POLYVIOS C. VINTIADIS: Chairman of the Board and Director

    Polyvios C. Vintiadis has been a director of Thermo TerraTech since September 1992 and chairman of the board since February 1997. Mr. Vintiadis has been the chairman and chief executive officer of Towermarc Corporation, a real estate development company, since 1984. Prior to joining Towermarc Corporation, Mr. Vintiadis was a principal of Morgens, Waterfall & Vintiadis, Inc., a financial services firm, with whom he remains associated. For more than 20 years prior to that time, Mr. Vintiadis was employed by Arthur D. Little & Company, Inc. Mr. Vintiadis is also a director of Thermo Instrument
Systems Inc., and Spectra-Physics Lasers, Inc., affiliates of Thermo Electron. Mr. Vintiadis' business address is Towermarc Corporation, Two Sound View Drive, Greenwich, CT 06830.

OWNERSHIP OF COMMON STOCK BY EXECUTIVE OFFICERS AND DIRECTORS OF THERMO
  TERRATECH

    The following table sets forth the beneficial ownership of Common Stock, as of October 2, 1999, with respect to (i) each director and current executive officer of Thermo TerraTech and (iii) all directors and current executive officers of Thermo TerraTech as a group.

    While certain directors and executive officers of Thermo TerraTech are also directors and executive officers of Thermo Electron or its subsidiaries other than Thermo TerraTech, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Electron or Thermo TerraTech, as the case may be.

                                                               THERMORETEC
                                                              CORPORATION(2)
                                                         ------------------------
                                                         NUMBER OF    PERCENTAGE
NAME (1)                                                  SHARES     OF CLASS (%)
--------                                                 ---------   ------------
John P. Appleton.......................................    73,000           *
John N. Hatsopoulos....................................    61,282           *
Emil C. Herkert........................................         0           *
Brian D. Holt..........................................         0           *
Paul F. Kelleher.......................................    23,000           *
Theo Melas-Kyriazi.....................................         0           *
Donald E. Noble........................................    10,500           *
Jeffrey L. Powell......................................   121,000           *
William A. Rainville...................................    24,000           *
Polyvios C. Vintiadis..................................     1,500           *
All directors and current executive officers as a group
  (10 persons).........................................   314,282         2.3

------------------------

*   Reflects ownership of less than 1.0% of the outstanding Common Stock.

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) The shares of Common Stock beneficially owned by Dr. Appleton,
    Mr. Hatsopoulos, Mr. Kelleher, Mr. Noble, Mr. Powell, Mr. Rainville,
    Mr. Vintiadis and all directors and current executive officers as a group include 63,000, 22,500, 15,000, 6,000, 111,000, 22,500, 1,500 and 241,500
    shares, respectively, that such person or group had the right to acquire within 60 days of October 2, 1999, through the exercise of stock options. No director or current executive officer beneficially owned more than 1.0% of the Common Stock outstanding as of October 2, 1999; all directors and current executive officers as a group beneficially owned 2.3% of the Common Stock outstanding as of such date.

THERMO ELECTRON

    Thermo Electron and its subsidiaries develop, manufacture and market monitoring, analytical, and biomedical instrumentation; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. Thermo Electron also develops alternative-energy systems and clean fuels, industrial process equipment; and other specialized products. Thermo Electron also provides a range of services including industrial outsourcing, particularly in environmental-liability management, laboratory analysis and metallurgical processing, and conducts advanced-technology research and development. Thermo Electron performs its business through wholly owned subsidiaries and divisions, as well as majority-owned subsidiaries that are partially owned by the public or private investors.

    The principal executive offices of Thermo Electron are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000. Unless otherwise noted, the business address of each of the following directors and executive officers of Thermo TerraTech is 81 Wyman Street, Waltham, Massachusetts 02454-9046, and each of such persons is a citizen of the United States.

DIRECTORS AND EXECUTIVE OFFICERS OF THERMO ELECTRON

JOHN M. ALBERTINE: Director

    John M. Albertine has been a director of Thermo Electron since 1986.
Dr. Albertine serves as the chairman of the board and chief executive officer of Albertine Enterprises, Inc., an economic and public policy consulting and full-service mergers and acquisitions firm he founded in 1990. Dr. Albertine is also a director of American Precision Industries, Inc., Intermagnetics General Corp. and U.S. Cast Products Inc. His business address is Albertine
Enterprises, Inc., 1156 15(th) Street N.W., Suite 505, Washington, DC 20005.

SAMUEL W. BODMAN: Director

    Samuel W. Bodman has been a director of Thermo Electron since May 1999. Since 1988, Mr. Bodman has served as the chairman and chief executive officer of Cabot Corporation, a manufacturer of specialty chemicals and materials.
Mr. Bodman is a director of Cabot Oil & Gas Corporation, John Hancock Mutual Life Insurance Company, Security Capital Group Incorporated and Westvaco Corporation. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

PETER O. CRISP: Director

    Peter O. Crisp has been a director of Thermo Electron since 1974. Mr. Crisp was a general partner of Venrock Associates, a venture capital investment firm, for more than five years until his retirement in September 1997. He has been vice chairman of Rockefeller Financial Services, Inc. since December 1997.
Mr. Crisp is also a director of American Superconductor Corporation, Evans & Sutherland Computer Corporation and United States Trust Corporation, as well as the following affiliates of Thermo Electron: Thermedics Inc. and ThermoTrex Corporation.

ELIAS P. GYFTOPOULOS: Director

    Elias P. Gyftopoulos has been a director of Thermo Electron since 1976.
Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear Engineering for more than 20 years until his retirement in 1996.
Dr. Gyftopoulos is also a director of the following affiliates of Thermo
Electron: Thermo BioAnalysis Corporation, Thermo Cardiosystems Inc., ThermoLase Corporation, the Company, ThermoSpectra Corporation, Thermo Vision Corporation and Trex Medical Corporation. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

GEORGE N. HATSOPOULOS: Chairman of the Board and Director

    George N. Hatsopoulos has been a director and the chairman of the board of directors of Thermo Electron since he founded Thermo Electron in 1956. He was also the chief executive officer and president of Thermo Electron from 1956 until June 1999 and January 1997, respectively. Dr. Hatsopoulos is also a director of Photoelectron Corporation and the following affiliates of Thermo
Electron: Thermedics Inc., Thermo Ecotek Corporation, Thermo Fibertek Inc., Thermo Instrument Systems Inc. and ThermoTrex Corporation. Dr. Hatsopoulos is the brother of Mr. John N. Hatsopoulos, a director of Thermo TerraTech and a director and vice chairman of the board of directors of Thermo Electron.

JOHN N. HATSOPOULOS: Vice Chairman of the Board and Director

    John N. Hatsopoulos has been a director of Thermo Electron since
September 1997 and the vice chairman of the board of directors since
September 1998. He was the president of Thermo Electron from January 1997 until September 1998, its chief financial officer from 1988 until his retirement in December 1998, and an executive vice president from 1986 until 1997.
Mr. Hatsopoulos is also a director of US

Liquids Inc. and the following affiliates of Thermo Electron: Thermedics Inc., Thermo Fibertek Inc., Thermo Instrument Systems Inc. and Thermo TerraTech.
Mr. Hatsopoulos is the brother of Dr. George N. Hatsopoulos, a director and chairman of the board of directors of Thermo Electron. Mr. Hatsopoulos' business address is 45 First Street, Waltham, Massachusetts 02454.

BRIAN D. HOLT: Chief Operating Officer, Environment and Energy

    Brian D. Holt became the chief operating officer, environment and energy, of Thermo Electron in September 1998. Mr. Holt has been the president and chief executive officer of Thermo Ecotek Corporation, a majority-owned subsidiary of Thermo Electron, since February 1994, and has been a director of Thermo Ecotek Corporation since January 1995. For more than five years prior to his appointment as an officer of Thermo Ecotek Corporation, he was the president and chief executive officer of Pacific Generation Company, a financier, builder, owner and operator of independent power facilities. Mr. Holt is also a director of the following affiliates of Thermo Electron: the Company, Randers/Killam and Thermo TerraTech. His business address is 245 Winter Street, Suite 300, Waltham, Massachusetts 02451.

FRANK JUNGERS: Director

    Frank Jungers has been a director of Thermo Electron since 1978.
Mr. Jungers has been a consultant on business and energy matters since 1977. From 1974 through 1977, Mr. Jungers was employed by the Arabian American Oil Company as the chairman and chief executive officer. Mr. Jungers is also a director of The AES Corporation, Donaldson, Lufkin & Jenrette, Inc., Georgia-Pacific Corporation, Statia Terminals Group N.V. and the following affiliates of Thermo Electron: ONIX Systems Inc., Thermo Ecotek Corporation and ThermoQuest Corporation. His business address is 822 N.W. Murray, Suite 242, Portland, Oregon 97229.

JOHN T. KEISER: Chief Operating Officer, Biomedical

    John T. Keiser became the chief operating officer, biomedical, of Thermo Electron in September 1998. Mr. Keiser has been president of Thermedics Inc., a majority-owned subsidiary of Thermo Electron, since March 1994, its chief executive officer since December 1998 and its senior vice president from 1994 until March 1998. Mr. Keiser was the president of the Eberline Instrument division of Thermo Instrument from 1985 to July 1994. Mr. Keiser is also a director of the following affiliates of Thermo Electron: Metrika Systems Corporation, Thermedics Detection Inc., ThermoTrex Corporation, ThermoLase Corporation, Trex Medical Corporation, Thermo Sentron Inc. and Thermo Cardiosystems Inc. He has also been the president of Thermo Biomedical Inc., a wholly owned subsidiary of Thermo Electron, since 1994.

PAUL F. KELLEHER: Senior Vice President, Finance and Administration

    Paul F. Kelleher has been the senior vice president, finance and administration, of Thermo Electron since June 1997, and served as its vice president, finance from 1987 until 1997. Mr. Kelleher served as Thermo Electron's controller from 1982 until January 1996. Mr. Kelleher is also the chief accounting officer of the Company and Thermo TerraTech, and is a director of ThermoLase Corporation, an affiliate of Thermo Electron.

EARL R. LEWIS: Chief Operating Officer, Measurement and Detection

    Earl R. Lewis became the chief operating officer, measurement and detection of Thermo Electron in September 1998, and had been a vice president of Thermo Electron since September 1996. Mr. Lewis has been a director and chief executive officer of Thermo Instrument Systems Inc. ("Thermo Instrument") since
January 1998, and has been president of Thermo Instrument since March 1997. He was the chief operating officer of Thermo Instrument from January 1996 to January 1998. Prior to that time, he was an executive vice president of Thermo Instrument from January 1996 to March 1997, a senior vice president from January 1994 to January 1996 and a vice president from March 1992 to January 1994. Prior to his appointment as Thermo Instrument's chief executive officer, Mr. Lewis was also the chief executive officer of Thermo Optek Corporation, a majority-owned subsidiary of Thermo Instrument, from its inception in August 1995 to January 1998 and was the president of its predecessor, Thermo Jarrell Ash Corporation for more than five years prior to 1995. Mr. Lewis is also a director of SpectRx Inc. and of the following affiliates of Thermo Electron: FLIR Systems Inc., Metrika Systems Corporation, ONIX Systems Inc., Spectra-Physics Lasers, Inc., Thermo BioAnalysis Corporation, Thermo Optek Corporation, ThermoQuest Corporation and Thermo Vision Corporation.

ROBERT A. MCCABE: Director

    Robert A. McCabe has been a director of Thermo Electron since 1962. He has been the chairman of Pilot Capital Corporation, which is engaged in private investments, since 1998. Mr. McCabe was president of Pilot Capital Corporation from 1987 to 1998. Prior to that time, Mr. McCabe was a managing director of Lehman Brothers Inc., an investment banking firm. Mr. McCabe is also a director of Atlantic Bank & Trust Company, Borg-Warner Security Corporation, Church & Dwight Company and Thermo Optek Corporation, an affiliate of Thermo Electron. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

THEO MELAS-KYRIAZI: Chief Financial Officer and Vice President

    Theo Melas-Kyriazi has been the chief financial officer of Thermo Electron since January 1999 and a vice president since March 1998. In addition, Mr. Melas-Kyriazi was the treasurer of Thermo Electron from May 1988 to August 1994. Mr. Melas-Kyriazi is the chief financial officer of the Company and Thermo TerraTech. Mr. Melas-Kyriazi is also a director of the following affiliates of Thermo Electron: ThermoSpectra Corporation and the Company.
Mr. Melas-Kyriazi is a citizen of Greece.

HUTHAM S. OLAYAN: Director

    Hutham S. Olayan has been a director of Thermo Electron since 1987. She has served since 1995 as the president and a director of Olayan America Corporation, a member of the Olayan Group, and as the president and a director of Competrol Real Estate Limited, another member of the Olayan Group, from 1986 until its merger into Olayan America Corporation in 1997. The surviving company is engaged in private investments, including real estate, and advisory services. In addition, from 1985 to 1994, Ms. Olayan served as the president and a director of Crescent Diversified Limited, another member of the Olayan Group engaged in private investments. Ms. Olayan is also a director of Trex Medical Corporation, an affiliate of Thermo Electron. Ms. Olayan is a citizen of Saudi Arabia. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022.

ROBERT W. O'LEARY: Director

    Robert W. O'Leary has been a director of Thermo Electron since June 1998. He has been the president and the chairman of Premier Inc., a strategic alliance of not-for-profit health care and hospital systems, since 1995. From 1990 to 1995, Mr. O'Leary was the chairman of American Medical International, Inc., one of the three predecessor entities of Premier Inc. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

WILLIAM A. RAINVILLE: Chief Operating Officer, Recycling and Resource Recovery

    William A. Rainville became the chief operating officer, recycling and resource recovery, of Thermo Electron in September 1998. Prior to that time, Mr. Rainville had been a senior vice president of Thermo Electron since
March 1993 and was a vice president of Thermo Electron from 1986 to 1993.
Mr. Rainville
has been the president and chief executive officer of Thermo Fibertek Inc., a majority-owned subsidiary of Thermo Electron, since its inception in 1991 and a director since January 1992. From 1984 until January 1993, Mr. Rainville was the president and chief executive officer of Thermo Web Systems Inc., a subsidiary of Thermo Fibertek Inc. Mr. Rainville is also a director of the following affiliates of Thermo Electron: Thermo Ecotek Corporation, Thermo Fibergen Inc., the Company, and Thermo TerraTech. His business address is 245 Winter Street, Waltham, Massachusetts 02451.

RICHARD F. SYRON: President, Chief Executive Officer and Director

    Richard F. Syron has been the president and chief executive officer of Thermo Electron since June 1999 and a director of Thermo Electron since September 1997. From April 1994 to May 1999, Dr. Syron was the chairman and chief executive officer of the American Stock Exchange, Inc., which has offices located at 86 Trinity Place, New York, New York 10006. From January 1989 through April 1994, he was the president and chief executive officer of the Federal Reserve Bank of Boston. Prior to that time, he held a variety of senior positions with the Federal Home Loan Bank of Boston, the Federal Reserve Bank of Boston, the Board of Governors of the Federal Reserve System and the U.S. Department of Treasury. Dr. Syron is also a director of Dreyfus Corporation, The John Hancock Corporation, and the following affiliates of Thermo Electron:
Thermo Instrument Systems Inc., Thermedics Inc. and Thermo Fibertek Inc.

ROGER D. WELLINGTON: Director

    Roger D. Wellington has been a director of Thermo Electron since 1986.
Mr. Wellington serves as the president and chief executive officer of Wellington Consultants, Inc. and of Wellington Associates Inc., international business consulting firms he founded in 1994 and 1989, respectively. Prior to 1989, Mr. Wellington served as the chairman of the board of Augat Inc., a manufacturer of electromechanical components and systems, for more than five years. Prior to 1988, Mr. Wellington also served as the chief executive officer and president of Augat Inc. for more than ten years. Mr. Wellington is also a director of Photoelectron Corporation and Thermo Fibergen Inc., an affiliate of Thermo Electron.

OWNERSHIP OF COMMON STOCK BY EXECUTIVE OFFICERS AND DIRECTORS OF THERMO ELECTRON

    The following table sets forth the beneficial ownership of Common Stock, as of October 2, 1999, with respect to (i) each director and current executive officer of Thermo Electron and (ii) all directors and current executive officers as a group.

    While certain directors and executive officers of Thermo Electron are also directors and executive officers of majority-owned subsidiaries of Thermo Electron, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Electron or by such majority-owned subsidiaries, as the case may be.

                                                               THERMORETEC
                                                              CORPORATION(2)
                                                         ------------------------
                                                         NUMBER OF    PERCENTAGE
NAME(1)                                                   SHARES     OF CLASS (%)
-------                                                  ---------   ------------
John M. Albertine......................................         0           *
Samuel W. Bodman.......................................         0           *
Peter O. Crisp.........................................         0           *
Elias P. Gyftopoulos...................................    31,431           *
George N. Hatsopoulos..................................     9,000           *
John N. Hatsopoulos....................................    61,282           *
Brian D. Holt..........................................         0           *
Frank Jungers..........................................    10,500           *
John T. Keiser.........................................         0           *
Paul F. Kelleher.......................................    23,000           *
Earl R. Lewis..........................................         0           *
Robert A. McCabe.......................................         0           *
Theo Melas-Kyriazi.....................................         0           *
Hutham S. Olayan.......................................         0           *
Robert W. O'Leary......................................         0           *
William A. Rainville...................................    24,000           *
Richard F. Syron.......................................         0           *
Roger D. Wellington....................................         0           *
All directors and current executive officers as a group
  (18 persons).........................................   159,213         1.2

------------------------

*   Reflects ownership of less than 1.0% of the outstanding Common Stock.

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) The shares of Common Stock beneficially owned by Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Kelleher, Mr. Rainville and all directors and current executive officers as a group include 29,600, 7,500, 22,500, 15,000, 22,500 and 97,100 shares, respectively, that such person or members of the group had the right to acquire within 60 days of October 2, 1999, through the exercise of stock options. Shares beneficially owned by Dr. Gyftopoulos and all directors and current executive officers as a group include 831 shares allocated through October 2, 1999 to his account maintained pursuant to the Company's Deferred Compensation Plan. No director or current executive officer beneficially owned more than 1.0% of the Common Stock outstanding as of October 2, 1999; all directors and current executive officers as a group beneficially owned 1.2% of the Common Stock outstanding as of such date.

THE MERGER SUB

    The Merger Sub is a newly formed Delaware corporation organized at the direction of Thermo Electron for the sole purpose of facilitating the Merger and has not conducted any prior business.

    The principal executive offices of the Merger Sub are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000.

DIRECTOR AND EXECUTIVE OFFICER OF THE MERGER SUB

THEO MELAS-KYRIAZI: President and Director

    Theo Melas-Kyriazi has been the Merger Sub's president and sole director since the Merger Sub's formation in May 1999. For further information, please see descriptions under "Directors and Executive Officers of Thermo TerraTech" and "Directors and Executive Officers of Thermo Electron," above.

OWNERSHIP OF COMMON STOCK BY EXECUTIVE OFFICERS AND DIRECTORS OF THE MERGER SUB

    Please see "Ownership of Common Stock by Executive Officers and Directors of Thermo TerraTech" and "Ownership of Common Stock by Executive Officers and Directors of Thermo Electron," above, for information regarding the ownership of Common Stock by Theo Melas-Kyriazi, the sole director and executive officer of the Merger Sub.

    To the knowledge of the Company, all of the above-listed officers and directors of Thermo Electron, Thermo TerraTech and the Merger Sub, as well as the officers and directors of the Company, intend to vote their shares of Common Stock to adopt the Merger Agreement.

                         INDEPENDENT PUBLIC ACCOUNTANTS

    The Consolidated Balance Sheets as of April 3, 1999 and April 4, 1998, and the related Consolidated Statements of Operations, Comprehensive Income and Shareholders' Investment, and Cash Flows for each of the three years in the period ended April 3, 1999, included in or incorporated by reference in this Proxy Statement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report. Representatives of Arthur Andersen LLP are not expected to be at the Special Meeting.

                             STOCKHOLDER PROPOSALS

    Proposals of Stockholders intended to be included in the proxy statement and form of proxy relating to the 2000 Annual Meeting of the Stockholders of ThermoRetec and to be presented at such meeting must have been received by the Company for inclusion in the proxy statement and form of proxy no later than December 14, 1999. Notices of Stockholder proposals submitted outside the processes of Rule 14a-8 under the Exchange Act (relating to proposals to be presented at the meeting but not included in the Company's proxy statement and form of proxy), will be considered untimely, and thus the Company's proxy may confer discretionary voting authority on the persons named in the proxy with regard to such proposals, if received after March 1, 2000.

                             ADDITIONAL INFORMATION

    Pursuant to the requirements of Section 13(e) of the Exchange Act, and Rule 13e-3 promulgated thereunder, the Company, as issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction, together with the Merger Sub, Thermo TerraTech and Thermo Electron, have filed a Schedule 13E-3 with the Commission with respect to the transactions contemplated by the Merger Agreement. As permitted by the rules and regulations of the Commission, this Proxy Statement omits certain information, exhibits and undertakings contained in the Schedule 13E-3. Such additional information can be inspected at and obtained from the Commission in the manner set forth below under "AVAILABLE INFORMATION."

    Statements contained in this Proxy Statement or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to such contract or other document filed as an exhibit to the
Schedule 13E-3 or such other document, and each such statement shall be deemed qualified in its entirety by such reference.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements, and other information with the Commission. The reports, proxy statements, and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The same information is also available on the Internet at http://www.FreeEDGAR.com. The Common Stock is listed on the AMEX, and such material that relates to the Company may also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1881. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT, IN CONNECTION WITH THE MERGER, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THERMO TERRATECH, THERMO ELECTRON OR THE MERGER SUB. THE DELIVERY OF THIS PROXY STATEMENT SHALL NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY, THE MERGER SUB, THERMO TERRATECH AND THERMO ELECTRON SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROXY STATEMENT OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed by the Company with the Commission (File No. 1-12636) are incorporated herein by reference:

1. The Company's Annual Report on Form 10-K for the fiscal year ended April 3, 1999, as amended;

2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 1999;

3. The Company's Current Report on Form 8-K, filed with the Commission on May 12, 1999, regarding modifications to the previously announced reorganization plan involving the Company;

4.  The Company's Current Report on Form 8-K, filed with the Commission on
    May 25, 1999, regarding certain pretax charges to be taken by the Company;

5. The Company's Current Report on Form 8-K, filed with the Commission on October 21, 1999, regarding the execution of the Merger Agreement; and

6. The description of the Common Stock that is contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act, as amended.

    Copies of the documents listed above (other than exhibits thereto that are not specifically incorporated by reference herein) are available, without charge, to any person, including any beneficial owner of Common Stock, to whom this Proxy Statement is delivered, upon oral or written request to Sandra L. Lambert, Secretary, ThermoRetec Corporation, c/o Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046 (telephone
(781) 622-1000).

    In addition, the Company's Annual Report on Form 10-K for the fiscal year ended April 3, 1999, the Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the fiscal year ended April 3, 1999, and its Quarterly Report on Form 10-Q for the quarter ended July 3, 1999 are attached as Appendix E, F and G, respectively, to this Proxy Statement.

    Any statements contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in this Proxy Statement is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                          THERMO ELECTRON CORPORATION,
                         RETEC ACQUISITION CORPORATION
                                      AND
                            THERMORETEC CORPORATION
                          DATED AS OF OCTOBER 19, 1999


ARTICLE I THE MERGER...............................................    2

1.1.   The Merger..................................................    2

1.2.   Effective Time; Closing.....................................    2

1.3.   Effect of the Merger........................................    2

1.4.   Certificate of Incorporation; Bylaws........................    3

1.5.   Directors and Officers......................................    3

1.6.   Effect on Capital Stock.....................................    3

1.7.   Surrender of Certificates...................................    4

1.8.   No Further Ownership Rights in Retec Common Stock...........    6

1.9.   Lost, Stolen or Destroyed Certificates......................    6

1.10.  Closing of Transfer Books...................................    6

1.11.  Dissenting Shares...........................................    6

1.12.  Taking of Necessary Action; Further Action..................    6

ARTICLE II REPRESENTATIONS AND WARRANTIES OF RETEC.................    7

2.1.   Organization of Retec.......................................    7

2.2.   Retec Capital Structure.....................................    7

2.3.   Authority...................................................    7

2.4.   Board Approval..............................................    8

2.5.   Fairness Opinion............................................    8

2.6.   Schedule 13E-3; Proxy Statement.............................    8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THERMO ELECTRON AND
  MERGER SUB.......................................................    9

3.1.   Organization................................................    9

3.2.   Authority...................................................    9

3.3.   Merger Sub..................................................   10

3.4.   Information Provided to Investment Bankers..................   10

3.5.   Compliance with Agreements..................................   10

3.6.   Schedule 13E-3; Proxy Statement.............................   11

3.7.   Financial Resources.........................................   11

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME.....................   11

4.1.   Conduct of Business by Retec................................   11

4.2.   Conduct of Business by Thermo Electron......................   11

ARTICLE V ADDITIONAL AGREEMENTS....................................   13

5.1.   Schedule 13E-3; Proxy Statement; Other Filings..............   13

5.2.   Meeting of Retec Stockholders...............................   14

5.3.   Access to Information.......................................   14

5.4.   Public Disclosure...........................................   15

5.5.   Legal Requirements..........................................   15

5.6.   Notification of Certain Matters.............................   15

5.7.   Best Efforts and Further Assurances.........................   16

5.8.   Stock Option and Employee Stock Purchase Plans; Reservation
         of Shares.................................................   16

5.9.   Thermo Electron Form S-8....................................   17

5.10.  Indemnification; Insurance..................................   17

5.11.  Deferred Compensation Plan..................................   19

5.12.  Compliance by Merger Sub....................................   19

5.13.  NYSE Listing................................................   19

ARTICLE VI CONDITIONS TO THE MERGER................................   19

6.1.   Conditions to Obligations of Each Party to Effect the
         Merger....................................................   19

6.2.   Additional Conditions to the Obligations of Retec...........   20

6.3.   Additional Conditions to the Obligations of Thermo Electron
         and Merger Sub............................................   20

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER......................   21

7.1.   Termination.................................................   21

7.2.   Notice of Termination; Effect of Termination................   22

7.3.   Fees and Expenses...........................................   22

7.4.   Amendment...................................................   22

7.5.   Extension; Waiver...........................................   23

ARTICLE VIII GENERAL PROVISIONS....................................   23

8.1.   Non-Survival of Representations and Warranties..............   23

8.2.   Notices.....................................................   23

8.3.   Counterparts................................................   24

8.4.   Entire Agreement............................................   24

8.5.   Severability................................................   24

8.6.   Other Remedies; Specific Performance........................   25

8.7.   Governing Law...............................................   25

8.8.   Assignment..................................................   25

8.9.   Headings....................................................   25

                          AGREEMENT AND PLAN OF MERGER

    This AGREEMENT AND PLAN OF MERGER (the "Agreement") dated as of October 19, 1999 is by and among Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), Retec Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of TT Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Thermo Electron ("Merger Sub"), and ThermoRetec Corporation, a Delaware corporation ("Retec").

                                    RECITALS

    A. Thermo Electron and its majority-owned subsidiary, Thermo TerraTech Inc. ("TerraTech"), own approximately 2% and 70%, respectively, of the outstanding shares of common stock, par value $.01 per share, of Retec (the "Retec Common Stock"), and Thermo Electron desires to acquire all of the outstanding shares of Retec Common Stock not owned by Thermo Electron or TerraTech.

    B. Thermo Electron has formed the Merger Sub as a subsidiary with the intent of causing it to merge with Retec, as described in this Agreement.

    C. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Thermo Electron and Retec will enter into a business combination transaction pursuant to which Merger Sub will merge with and into Retec (the "Merger").

    D. The Board of Directors of Thermo Electron (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Thermo Electron, and (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

    E. The Board of Directors of Retec, on the recommendation of a special committee of the Board of Directors (the "Special Committee"), consisting of a director of Retec who is not an officer or director of Thermo Electron or TerraTech or an officer of Retec, (i) has determined that this Agreement, including the Cash Merger Consideration (as defined below), and the transactions contemplated by this Agreement, are fair to, and in the best interests of, the stockholders of Retec (other than Thermo Electron and TerraTech), (ii) has approved and declared the advisability of this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has resolved to recommend the approval and adoption of this Agreement by the stockholders of Retec.

    F. Adams, Harkness & Hill ("AH&H") has delivered to the Special Committee, for its consideration, and for delivery to the stockholders of Retec, its written opinion that, subject to the various assumptions and limitations set forth therein, as of the date of such opinion the consideration to be received by the stockholders of Retec (other than TerraTech and Thermo Electron) is fair to such stockholders from a financial point of view.

    G. Thermo Electron, Retec and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

    NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    1.1. THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into Retec, the separate corporate existence of Merger Sub shall cease and Retec shall continue as the surviving corporation. Retec as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

    1.2. EFFECTIVE TIME; CLOSING. Subject to the provisions of this Agreement, the Surviving Corporation shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger, being the "Effective Time" and the date on which the Effective Time occurs being the "Effective Date") as soon as practicable on the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and the Certificate of Merger. The closing of the Merger (the "Closing") shall take place at the executive offices of Thermo Electron at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date"). At the Closing, (i) Retec shall deliver to Thermo Electron the various certificates and instruments required under
Article VI, (ii) Thermo Electron and Merger Sub shall deliver to Retec the various certificates and instruments required under Article VI and (iii) Retec shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL.

    1.3. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Retec and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Retec and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    1.4. CERTIFICATE OF INCORPORATION; BYLAWS.

        (a) Subject to the requirements of Section 5.10 hereof, at the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation.

        (b) Subject to the requirements of Section 5.10 hereof, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

    1.5. DIRECTORS AND OFFICERS. The directors of Retec immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, to serve until their respective successors are duly elected or appointed and qualified. The officers of Retec immediately prior to the Effective Time shall be the officers of the Surviving Corporation, to serve until their successors are duly elected or appointed or qualified.

    1.6. EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Retec or the holders of any of the following securities:

        (a) CONVERSION OF RETEC COMMON STOCK. Subject to the balance of this
    Section 1.6, each share of Retec Common Stock issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive Seven Dollars in cash ($7.00) (subject to adjustment pursuant to Section 1.6(g) hereof, the "Cash Merger Consideration") upon surrender of the certificate representing such share of Retec Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9). As of the Effective Time, all such shares of Retec Common Stock shall no longer be outstanding and shall be automatically canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Retec Common Stock shall cease to have any rights with respect thereto, except the right to receive the Cash Merger Consideration as described in this subsection 1.6(a).

        (b) STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN. All options to purchase Retec Common Stock outstanding immediately prior to the Effective Time under the Remediation Technologies, Inc. Amended and Restated 1986 Stock Option Plan, the Thermo Remediation Inc. Equity Incentive Plan, the ThermoRetec Corporation Employees Equity Incentive Plan and the Thermo Remediation Inc. Directors Stock Option Plan, each as amended (together, the "Retec Stock Option Plans"), shall be converted into options to purchase shares of the common stock, $1.00 par value per share, of Thermo Electron (the "Thermo Common Stock") in accordance with Section 5.8 hereof. All options to purchase shares of Retec Common Stock under the Amended and Restated ThermoRetec Corp. Employees' Stock Purchase Plan (the "Retec ESPP") shall be converted into options to purchase Thermo Common Stock in accordance with Section 5.8 hereof.

        (c) WARRANTS. All warrants to purchase Retec Common Stock outstanding immediately prior to the Effective Time shall be converted at the Effective Time into warrants to purchase Thermo Common Stock. The number of whole shares of Thermo Common Stock for which each warrant will be exercisable (or will become exercisable in accordance with its terms) and the per share exercise price for the shares of Thermo Common Stock issuable upon exercise of such Retec warrant will be determined in accordance with the terms of such warrants.

        (d) CONVERTIBLE DEBENTURES. As a result of the Merger, a Redemption Event (as defined in the Fiscal Agency Agreement dated as of May 5, 1995, by and among Retec, Thermo Electron and Chase Manhattan Bank (formerly Chemical
    Bank) as Fiscal Agent (the "Fiscal Agency Agreement")) shall be deemed to have occurred with respect to the convertible debentures issued by Retec under the Fiscal Agency Agreement (the "Convertible Debentures"). Holders of the Convertible Debentures will therefore have the right to present their Convertible Debentures to Retec for redemption, in accordance with the terms of the Fiscal Agency Agreement. Retec's 3 7/8% Convertible Debentures issued to TerraTech shall not be redeemed as a result of the Merger.

        (e) CAPITAL STOCK OF MERGER SUB. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.

        (f) TREASURY STOCK; AFFILIATE STOCK. Notwithstanding any other provision of this Agreement, each share of Retec Common Stock issued and outstanding and owned by Thermo Electron or any wholly owned subsidiary of Thermo Electron, together with all treasury shares held by Retec immediately prior to the Effective Time shall cease to be outstanding, and shall automatically be cancelled and retired without payment of any consideration therefor, cash or otherwise, and cease to exist.

        (g) ADJUSTMENTS TO CASH MERGER CONSIDERATION. The Cash Merger Consideration shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, Retec Common Stock), recapitalization or other like change without receipt of consideration with respect to Retec Common Stock occurring on or after the date hereof and prior to the Effective Time.

    1.7. SURRENDER OF CERTIFICATES.

        (a) PAYMENT AGENT. Prior to the Effective Time, Thermo Electron shall authorize American Stock Transfer & Trust Company to act as the payment agent (the "Payment Agent") in the Merger. Immediately following the Effective Time, Thermo Electron shall deposit with the Payment Agent, in trust for the benefit of the holders of certificates (the "Certificates") representing shares of Retec Common Stock converted pursuant to
    Section 1.6(a) for payment in accordance with the provisions of this
    Article I, cash in an amount equal to the product of the Cash Merger Consideration multiplied by the number of shares of Retec Common Stock entitled to conversion for payment pursuant to Section 1.6(a).

        (b) EXCHANGE PROCEDURES. As soon as practicable after, and in no event more than three business days after, the Effective Time, Thermo Electron shall cause the Payment Agent to mail to each holder of record (as of the Effective Time) of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent and shall otherwise be in such form and have such other provisions as Thermo Electron may reasonably specify and as are reasonably acceptable to Retec, with the approval of the Special Committee) and
    (ii) instructions for effecting the exchange of the Certificates for the Cash Merger Consideration. Upon surrender of a Certificate for cancellation to the Payment Agent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor payment of the Cash Merger Consideration multiplied by the number of shares of Retec Common Stock represented by such Certificate, without interest, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of Retec Common Stock which is not registered in the transfer records of Retec as of the Effective Time, the Cash Merger Consideration may be paid in accordance with this
    Article I to a transferee if the Certificate evidencing such shares is presented to the Payment Agent, accompanied by all documents required by law to evidence and effect such transfer pursuant to this Section. Until so surrendered, each outstanding Certificate will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive payment of the Cash Merger Consideration for each share of Retec Common Stock represented on such Certificate.

        (c) TRANSFERS OF OWNERSHIP. If payment of the Cash Merger Consideration is to be made to any person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it will be a condition of such payment that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such payment will have paid to Thermo Electron or any agent designated by it any transfer or other taxes required by reason of payment to a person other than the registered holder of the Certificate surrendered, or established to the satisfaction of Thermo Electron or any agent designated by it that such tax has been paid or is not payable.

        (d) NO LIABILITY. Notwithstanding anything to the contrary in this
    Section 1.7, neither the Payment Agent, Thermo Electron, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Retec Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (e) RESPONSIBILITY; TERM. During the term of its engagement, the Payment Agent shall make the payments referred to in Section 1.6(a) out of the funds supplied by Thermo Electron. Promptly following the date that is six months after the Effective Date, the Payment Agent shall, upon request by Thermo Electron, deliver to Thermo Electron all cash, Certificates and other documents in its possession relating to the transactions described in this Agreement, and the Payment Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing shares of Retec Common Stock may surrender such Certificate to Thermo Electron and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Cash Merger Consideration multiplied by the number of shares of Retec Common Stock represented by such Certificate, without any interest thereon.

    1.8. NO FURTHER OWNERSHIP RIGHTS IN RETEC COMMON STOCK. All amounts paid upon the surrender of shares of Retec Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Retec Common Stock.

    1.9. LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall pay the aggregate Cash Merger Consideration in respect of such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof;

provided, however, that, as a condition precedent to the payment thereof, the owner of such lost, stolen or destroyed Certificates shall deliver a bond in such sum as Thermo Electron or the Payment Agent may reasonably direct as indemnity against any claim that may be made against Thermo Electron or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed, unless Thermo Electron waives such requirement in writing.

    1.10. CLOSING OF TRANSFER BOOKS. At the Effective Time, the stock transfer books of Retec shall be closed and no transfer of Retec Common Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to Thermo Electron, they shall be canceled and exchanged for rights to receive the applicable Cash Merger Consideration as provided in this Article I.

    1.11. DISSENTING SHARES. Notwithstanding any other provision of this Agreement, shares of Retec Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders (i) who have not voted in favor of or consented to the Merger, (ii) who shall have demanded properly in writing appraisal of such shares in accordance with DGCL Section 262 and
(iii) who shall not have withdrawn such demand or otherwise forfeited appraisal rights (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Cash Merger Consideration. Such stockholders shall, as of the Effective Time, cease to retain any rights with respect to the Retec Common Stock, except as provided in the DGCL, including the right to receive payment of the appraised value of the shares held by them in accordance with the provisions of Section 262, provided that all Dissenting Shares held by stockholders (i) who shall have failed to perfect or lost their rights to appraisal of such shares under Section 262, or (ii) who have withdrawn their demand for appraisal within 60 days after the Effective Date and accept the terms offered upon the Merger in accordance with Section 262(e), shall thereupon be, or be deemed to have been, converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Cash Merger Consideration, upon surrender, in the manner provided in Section 1.7, of the Certificates that formerly evidenced such shares without the prior consent of Thermo Electron.

    1.12. TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Retec and Merger Sub, the officers and directors of the Surviving Corporation are fully authorized in the name of Retec and Merger Sub or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.

                                   ARTICLE II
                    REPRESENTATIONS AND WARRANTIES OF RETEC

    Retec represents and warrants to Thermo Electron and Merger Sub as follows:

    2.1. ORGANIZATION OF RETEC. Retec and each of its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the corporate or similar power to own, lease and operate its property and to carry on its business as now being conducted and as proposed by Retec to be conducted, and is duly qualified to do business and in good standing as a foreign corporation or other legal entity in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Retec. In this Agreement, the term "Material Adverse Effect" used in reference to Retec means any event, change or effect, that is or is reasonably likely to be, individually or in the aggregate with other events, changes or effects, materially adverse to the financial condition, assets, liabilities, results of operations or business of Retec and its subsidiaries, taken as a whole.

    2.2. RETEC CAPITAL STRUCTURE. The authorized capital stock of Retec consists of 50,000,000 shares of Common Stock, par value $.01 per share, of which there were 13,599,360 shares issued and outstanding as of October 2, 1999, and 648,212 shares in treasury as of October 2, 1999. All outstanding shares of Retec Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Retec or any agreement or document to which Retec is a party or by which it is bound. As of October 2, 1999, an aggregate of 2,086,222 shares of Retec Common Stock, net of exercises, were reserved for issuance to employees, consultants and non-employee directors pursuant to the Retec Stock Option Plans, under which options were outstanding for an aggregate of 1,337,865 shares as of such date. As of October 2, 1999, an aggregate of 75,750 shares of Retec Common Stock were reserved for issuance upon the exercise of warrants and an aggregate of 2,153,977 shares of Retec Common Stock were reserved for issuance upon the conversion of the Convertible Debentures. All shares of Retec Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable.

    2.3. AUTHORITY.

        (a) Retec has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Retec, subject only to the adoption of this Agreement by Retec's stockholders and the filing and recording of the Certificate of Merger pursuant to the DGCL. Under the DGCL, Retec's stockholders may adopt this Agreement by vote of the holders of a majority of the outstanding shares of Retec Common Stock. This Agreement has been duly executed and delivered by Retec, and assuming the due authorization, execution and delivery by Thermo Electron and Merger Sub, constitutes the valid and binding obligation of Retec, enforceable in accordance with its terms. The execution and delivery of this Agreement by Retec do not, and the performance of this Agreement by Retec will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Retec or (ii) subject to obtaining the adoption by Retec's stockholders of this Agreement as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Retec or any of its material subsidiaries or by which its or their respective properties is bound, except, with respect to clause (ii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on Retec or the Surviving Corporation.

        (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality ("Governmental Entity") is required by or with respect to Retec in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of Delaware,
    (ii) the filing of the Proxy Statement and the Schedule 13E-3 (as defined in Section 2.6) with the U.S. Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws.

    2.4. BOARD APPROVAL. The Board of Directors of Retec, upon recommendation of the Special Committee that this Agreement, including the Cash Merger Consideration, is fair to, and in the best interests of, the stockholders of Retec (other than Thermo Electron and TerraTech), has, as of the date of this Agreement, unanimously (i) adopted a resolution approving this Agreement and declaring its advisability, (ii) determined that the Merger is fair to, and in the best interests of, Retec and its stockholders, and (iii) determined to recommend that the stockholders of Retec approve this Agreement.

    2.5. FAIRNESS OPINION. The Special Committee has received an opinion from AH&H dated October 18, 1999 that, as of such date, the consideration to be received by Retec's stockholders in the Merger is fair, from a financial point of view, to Retec's stockholders other than Thermo Electron and TerraTech.

    2.6 SCHEDULE 13E-3; PROXY STATEMENT. The information supplied by Retec for inclusion in the Rule 13e-3 Transaction Statement on Schedule 13E-3 (such Schedule, as amended or supplemented, is referred to herein as the "Schedule 13E-3") (including any information incorporated by reference in the
Schedule 13E-3 from other filings made by Retec with the SEC) or (other than with respect to the information supplied by Thermo Electron and/or Merger Sub) the proxy statement to be sent to the stockholders of Retec in connection with the meeting of Retec's stockholders to consider the adoption of this Agreement and approval of the Merger (the "Retec Stockholders' Meeting") (such proxy statement, as amended or supplemented, is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to stockholders, at the time of the Retec Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The Proxy Statement will comply (other than with respect to information relating to Thermo Electron and/or Merger Sub) as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

                                  ARTICLE III
        REPRESENTATIONS AND WARRANTIES OF THERMO ELECTRON AND MERGER SUB

    Thermo Electron and Merger Sub, jointly and severally, represent and warrant to Retec as follows:

    3.1. ORGANIZATION. Thermo Electron is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, each has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Thermo Electron. In this Agreement, the term "Material Adverse Effect" used in reference to Thermo Electron means any event, change or effect, that is or is reasonably likely to be, individually or in the aggregate with other events, changes or effects, materially adverse to the financial condition, assets, liabilities, results of operations or business of Thermo Electron and its subsidiaries, taken as a whole.

    3.2. AUTHORITY.

    (a) Each of Thermo Electron and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Thermo Electron and Merger Sub, subject only to the filing and recording of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by each of Thermo Electron and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Retec, this Agreement constitutes the valid and binding obligation of each of Thermo Electron and Merger Sub, enforceable in accordance with its terms. The execution and delivery of this Agreement by each of Thermo Electron and Merger Sub do not, and the performance of this Agreement by each of Thermo Electron and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Thermo Electron or the Certificate of Incorporation or Bylaws of Merger Sub or of any material subsidiary, direct or indirect, of Thermo Electron (each, a "Material Thermo Subsidiary"),
(ii) subject to compliance with the requirements set forth in Section 3.2(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Thermo Electron or any Material Thermo Subsidiaries (including Merger Sub, but excluding Retec and its wholly owned subsidiaries) or by which its or any of their respective properties is bound or affected, or
(iii) result
in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Thermo Electron's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Thermo Electron or any Material Thermo Subsidiaries (including Merger Sub, but excluding Retec and its wholly owned subsidiaries) pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Thermo Electron or any Material Thermo Subsidiaries (including Merger Sub, but excluding Retec and its wholly owned subsidiaries) is a party or by which Thermo Electron or any Material Thermo Subsidiaries (including Merger Sub, but excluding Retec and its wholly owned subsidiaries) or its or any of their respective properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on Thermo Electron.

    (b) All shares of Thermo Common Stock which will be subject to issuance pursuant to the Retec Stock Option Plans, the Retec ESPP and the warrants issued by Retec, each as assumed by Thermo Electron pursuant to this Agreement will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Thermo Electron or any other agreement or document to which Thermo Electron is a party or by which it is bound.

    (c) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Thermo Electron or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of Delaware, (ii) the filing of the Schedule 13E-3 with the SEC in accordance with the Exchange Act, and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws.

    3.3 MERGER SUB. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

    3.4 INFORMATION PROVIDED TO INVESTMENT BANKERS. To the knowledge of Thermo Electron, the information provided by Thermo Electron and Retec to AH&H in connection with the Merger does not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For purposes of the foregoing sentence, any projections or forward-looking statements shall not be deemed to be statements of material facts; however, the projections were prepared in good faith and based on assumptions that were reasonable at the time such projections were prepared, given the information known by management at such time. Furthermore, it is recognized that such projections and forward-looking statements do not constitute any warranty as to the future performance of Thermo Electron or Retec and that actual results may vary from projected results.

    3.5 COMPLIANCE WITH AGREEMENTS. The treatment provided for herein with respect to outstanding Convertible Debentures, options (both under the Retec Stock Option Plans and the Retec ESPP) and warrants of Retec is in compliance with the applicable agreements and instruments governing such securities. No consent or approval of the holders of such instruments is required in connection with the transactions contemplated by this Agreement.

    3.6 SCHEDULE 13E-3; PROXY STATEMENT. The information supplied by Thermo Electron for inclusion in the Schedule 13E-3 (including any information incorporated by reference in the Schedule 13E-3 from other filings made by Thermo Electron with the SEC) or (other than with respect to the information supplied by Retec) the Proxy Statement shall not, on the date the Proxy Statement is first mailed to stockholders, at the time of the Retec Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The Proxy Statement will comply (with respect to information relating to Thermo Electron) as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

    3.7. FINANCIAL RESOURCES. Thermo Electron has the financial resources to consummate the transactions contemplated by this Agreement and to pay the consideration in the Merger provided for in Section 1.6(a).

                                   ARTICLE IV
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

    4.1. CONDUCT OF BUSINESS BY RETEC. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Retec shall, except for such actions which are contemplated by this Agreement or reasonably appropriate in connection with the transactions contemplated by this Agreement, and except as consented to by Thermo Electron, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted (it being expressly understood that Retec may declare and pay cash dividends in customary amounts at customary times), pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

    4.2 CONDUCT OF BUSINESS BY THERMO ELECTRON. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Thermo Electron
(i) shall, except for such actions which are contemplated by this Agreement or reasonably appropriate in connection with the transactions contemplated by this Agreement, or which are undertaken in connection with the Merger or with the reorganization of Thermo Electron and its subsidiaries as publicly announced or as disclosed to AH&H prior to the date of this Agreement, carry on its business materially in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings; and
(ii) shall not, and shall not permit any Material Thermo Subsidiary to, take any action which would make any of the representations and warranties of Thermo Electron contained herein untrue or cause Thermo Electron not to be in compliance with any covenant set forth herein.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

    5.1.  SCHEDULE 13E-3; PROXY STATEMENT; OTHER FILINGS.

    (a) As promptly as practicable after the execution of this Agreement, Thermo Electron, TerraTech and Retec will jointly prepare and file with the SEC the
Schedule 13E-3 and the Proxy Statement. Thermo Electron, TerraTech and Retec will cause the Proxy Statement to be mailed to stockholders of Retec at the earliest practicable time. Each party will notify the other promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Schedule 13E-3 or the Proxy Statement or any other filing or for additional information and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the Merger. Whenever any event occurs that is required to be set forth in an amendment or supplement to the
Schedule 13E-3 or the Proxy Statement, the relevant party will promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Retec, such amendment or supplement.

    (b) The information supplied by Retec for inclusion in the Schedule 13E-3 or the Proxy Statement (including any information incorporated by reference in the Schedule 13E-3 or the Proxy Statement from other filings made by Retec with the
SEC) will not, on the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to Retec stockholders, at the time of the Retec Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they were made, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Retec Stockholders' Meeting which has become false or misleading.

    (c) The information supplied by Thermo Electron and Merger Sub for inclusion in the Schedule 13E-3 or the Proxy Statement (including any information incorporated by reference in the Schedule 13E-3 or the Proxy Statement from other filings made by Thermo Electron with the SEC) will not, on the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to Retec stockholders, at the time of the Retec Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they were made, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Retec Stockholders' Meeting which has become false or misleading.

    (d) The Proxy Statement will include the recommendation of the Special Committee in favor of approval of this Agreement (except that the Special Committee may withdraw, modify or refrain from making such recommendation to the extent that the Special Committee determines after consultation with outside legal counsel that failure to do so would be inconsistent with the Special Committee's fiduciary duties under applicable law).

    (e) The Proxy Statement will include the recommendation of the Board of Directors of Retec in favor of approval of this Agreement (except that the Board of Directors of Retec may withdraw, modify or refrain from making such recommendation to the extent that the Board determines after consultation with outside legal counsel that failure to do so would be inconsistent with the Board's fiduciary duties under applicable law).

    (f) To the extent that the Special Committee or the Board withdraws, modifies or refrains from making their respective recommendations pursuant to Sections 5.1(d) or (e) hereof, the Proxy Statement will reflect such action.

    5.2. MEETING OF RETEC STOCKHOLDERS. Promptly after the date hereof, Retec will take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene the Retec Stockholders' Meeting to be held as promptly as practicable for the purpose of voting upon this Agreement. Unless the Special Committee determines after consultation with outside legal counsel that to do so would be inconsistent with the Board's or the Special Committee's fiduciary duties under applicable law, Retec will use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the DGCL to obtain such approvals. Thermo Electron shall vote, or cause to be voted, all of the Retec Common Stock then owned by it and any of its subsidiaries in favor of the approval of this Agreement and the Merger.

    5.3. ACCESS TO INFORMATION. Subject to applicable legal restrictions, each of the parties hereto will afford the other (including, in the case of Retec, the Special Committee) and each of their respective accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of each of them during the period prior to the Effective Time to obtain all information concerning their respective businesses, including the status of their respective product development efforts, properties, results of operations and personnel, as each of them may reasonably request. Each of the parties hereto agrees that it will, and will cause its representatives and agents to, keep all such information confidential and will not, and will cause its representatives or agents not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, none of the parties hereto shall be required to keep confidential any information (i) which is or becomes generally available to the public, other than by wrongful disclosure by the disclosing party in violation of this Agreement, or (ii) which becomes available to the disclosing party on a nonconfidential basis from a source other than the nondisclosing party or any officer or director of such party.

    5.4. PUBLIC DISCLOSURE. Thermo Electron and Retec will consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange. Promptly upon the execution hereof, the parties shall jointly make a press release with respect to the transactions contemplated by this Agreement, in form reasonably satisfactory to the Special Committee, and Retec shall, within five days after the execution hereof, file with the SEC a Current Report on Form 8-K, which shall attach as an exhibit this Agreement.

    5.5. LEGAL REQUIREMENTS. Subject to the terms of this Agreement, each of Thermo Electron, Merger Sub and Retec will take all reasonable actions necessary or desirable to comply promptly with all legal requirements that may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Entity, and including using its reasonable best efforts to defend any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement.

    5.6. NOTIFICATION OF CERTAIN MATTERS. Subject to the terms of this Agreement, Thermo Electron and Merger Sub will give prompt notice to Retec, and Retec will give prompt notice to Thermo Electron, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of Thermo Electron and Merger Sub or Retec, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. From the date of this Agreement until the Effective Time, Thermo Electron will give prompt notice to Retec (including, without limitation, the Special Committee) of any written offers or indications of interest it receives from a prospective purchaser of any material properties or assets of Retec or its subsidiaries, which set forth a proposed purchase price greater than $3 million or in which the book value of the assets being sold is greater than $3 million, other than sales of assets and services in the ordinary course of business. Notwithstanding the above, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party's obligation to consummate the Merger.

    5.7. BEST EFFORTS AND FURTHER ASSURANCES. Subject to the respective rights and obligations of Thermo Electron and Retec under this Agreement, each of the parties to this Agreement will use its reasonable best efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement, it being understood that such efforts shall not include any obligation to settle any litigation prompted hereby. Subject to the terms hereof, each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

    5.8.  STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS; RESERVATION OF SHARES.

    (a) At the Effective Time, each outstanding option to purchase shares of Retec Common Stock (each a "Retec Stock Option") under the Retec Stock Option Plans, whether or not exercisable, will be assumed by Thermo Electron. Each Retec Stock Option so assumed by Thermo Electron under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Retec Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights), except that (i) each Retec Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Thermo Common Stock equal to the product of the number of shares of Retec Common Stock that were issuable upon exercise of such Retec Stock Option immediately prior to the Effective Time multiplied by a fraction (the "Exchange Ratio"), the numerator of which is the Cash Merger Consideration and the denominator of which is the closing price of the Thermo Common Stock on the day immediately preceding the Effective Date as reported in the consolidated transaction reporting system, rounded down to the nearest whole number of shares of Thermo Common Stock, and (ii) the per share exercise price for the shares of Thermo Common Stock issuable upon exercise of such assumed Retec Stock Option will be equal to the quotient determined by dividing the exercise price per share of Retec Common Stock at which such Retec Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. After the Effective Time, Thermo Electron will issue to each holder of an outstanding Retec Stock Option a notice describing the foregoing assumption of such Retec Stock Option by Thermo Electron.

    (b) At the Effective Time, each outstanding option to purchase shares of Retec Common Stock (each, a "Retec ESPP Stock Option") under the Retec ESPP will be assumed by Thermo Electron. Each Retec ESPP Stock Option so assumed by Thermo Electron will continue to have, and be subject to, the same terms and conditions as are set forth in the Retec ESPP immediately prior to the Effective Time except that (i) the assumed option shall be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Thermo Common Stock equal to the product of the number of shares of Retec Common Stock that would have been issuable upon exercise of such Retec ESPP Stock Option multiplied by the Exchange Ratio; (ii) the purchase price per share of Thermo Common Stock shall be the lower of (A) eighty-five percent (85%) of
(x) the per-share Market Value of Retec Common Stock on the Grant Date divided by (y) the Exchange Ratio, with the resulting price rounded up to the nearest whole cent, and (B) eighty-five percent (85%) of the Market Value of Thermo Common Stock as of the Exercise Date; and (iii) the $25,000 limit under
Section 9.2(i) of the Retec ESPP shall be applied by taking into account Thermo Electron's assumption of the Retec ESPP Stock Options in accordance with the Internal Revenue Code of 1986, as amended, and applicable regulations. For purposes of this subsection, "Market Value," "Grant Date," and "Exercise Date" shall have the meaning given them in the Retec ESPP.

    (c) Thermo Electron will reserve sufficient shares of Thermo Common Stock for issuance under this Section 5.8 and pursuant to the exercise of warrants issued by Retec.

    5.9. THERMO ELECTRON FORM S-8. Thermo Electron agrees to file a registration statement on Form S-8 or, if possible, an amendment to Thermo Electron's then effective registration statement on Form S-8, for the shares of Thermo Common Stock issuable with respect to the assumed Retec Stock Options and the assumed Retec ESPP Stock Options within five (5) business days of the Effective Time, and shall keep such registration statement effective for so long as any such options remain outstanding.

    5.10.  INDEMNIFICATION; INSURANCE.

    (a) The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and elimination of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of Retec, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, as of the date hereof and at any time from the date hereof to the Effective Time, were directors or officers of Retec, unless such modification is required by law. The Surviving Corporation shall, and Thermo Electron will cause the Surviving Corporation to, fulfill and honor in all respects the indemnification obligations of Retec pursuant to the provisions of the Certificate of Incorporation and the Bylaws of Retec as in effect on the date of this Agreement.

    (b) For a period of six (6) years after the Effective Time, Thermo Electron shall cause the Surviving Corporation to, either directly or through participation in Thermo Electron's umbrella policy, maintain in effect a directors' and officers' liability insurance policy covering those Retec directors and officers currently covered by Thermo Electron's liability insurance policy with coverage no less favorable in amount and scope than existing coverage for such Retec directors and officers (which coverage may be an endorsement extending the period in which claims may be made under such existing policy); provided, however, that in no event shall the Surviving Corporation be required to expend to maintain or procure insurance coverage pursuant to this Section 5.10, directly or through participation in Thermo Electron's policy, an amount per annum in excess of 175% of the current annual premiums, as adjusted for inflation each year, allocable and payable by Retec (the "Maximum Premium") with respect to such insurance, or, if the cost of such insurance exceeds the Maximum Premium, the maximum amount of coverage that can be purchased or maintained for the Maximum Premium.

    (c) Retec shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless Fred Holubow ("Holubow") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in Holubow's capacity as a director (including, without limitation, as a member of the Special Committee) or fiduciary of Retec (including, without limitation, in connection with the transactions contemplated by this Agreement) occurring on, before or after the Effective Time (or, if this Agreement is terminated without the Merger becoming effective, occurring on, before or after the date of such termination), until the expiration of the statute of limitations relating thereto (and shall pay any expenses in advance of the final disposition of such action or proceeding to Holubow to the fullest extent permitted under applicable law, upon receipt from Holubow of an undertaking (which need not be secured or subject to a bond or other requirement) to repay any advanced expenses if it shall ultimately be determined that Holubow is not entitled to be indemnified against such expenses). If the Merger becomes effective, Thermo Electron shall be jointly and severally responsible, to the fullest extent permitted by applicable law (it being understood that applicable law may permit Thermo Electron to indemnify or advance expenses to Holubow under circumstances in which Retec could not do so), for the indemnification and advancement of expenses obligations provided for in the first sentence of this
Section 5.10(c). If the Merger does not become effective, Thermo Electron shall have the same responsibilities set forth in the immediately preceding sentence, except that Thermo Electron shall have no responsibility for indemnifying or advancing expenses to Holubow with respect to matters that do not arise out of or pertain to the work of the Special Committee, this Agreement or the transactions contemplated hereby. In the event of any claim, action, suit, proceeding or investigation covered by this Section 5.10(c), (i) Retec, Thermo Electron and the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by Holubow, promptly after statements therefor are received, and (ii) Retec, Thermo Electron and the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither Retec nor Thermo Electron nor the Surviving Corporation shall be liable for any settlement effected without Thermo Electron's prior written consent (such consent not to be unreasonably withheld or delayed); and provided, further, that, in the event any claim for indemnification is asserted or made within the period prior to the expiration of the applicable statute of limitations, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. In connection with Thermo Electron or the Surviving Corporation making any payment or advancing any funds pursuant to this Section 5.10(c), Thermo Electron or the Surviving Corporation, as the case may be, shall be entitled to require Holubow to use commercially reasonable efforts, at the cost and expense of Thermo Electron and the Surviving Corporation, to cause Thermo Electron or the Surviving Corporation, as the case may be, to be subrogated to Holubow's rights under any insurance coverage maintained by the Surviving Corporation, Thermo Electron or any of their respective affiliates with respect to the underlying subject matter of, and to the extent of, such payment or advance.

    (d) In the event Retec, Thermo Electron or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties or assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Retec, Thermo Electron and the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

    (e) Heirs, representatives and estates of the officers and directors of Retec (including, without limitation, Holubow) shall have the right to enforce the obligations arising under this Section 5.10.

    (f) The rights of the officers and directors of Retec (including, without limitation, Holubow) under this Section 5.10 are in addition to any rights of such persons under separate indemnification agreements any such persons may have with Retec and/or Thermo Electron, under the Certificate of Incorporation or Bylaws of Retec or Thermo Electron or otherwise.

    5.11. DEFERRED COMPENSATION PLAN. Subject to obtaining the consents of the affected participants, at the Effective Time, the Thermo Remediation Inc. Deferred Compensation Plan for Directors (the "Deferred Compensation Plan") will terminate, and Retec will distribute to each participant the sum in cash equal to the balance of stock units credited to his or her deferred compensation account under the Deferred Compensation Plan as of the Effective Time multiplied by the Cash Merger Consideration.

    5.12 COMPLIANCE BY MERGER SUB. Thermo Electron shall cause Merger Sub to timely perform and comply with all of its obligations under or related to this Agreement. Thermo Electron will ensure that Merger Sub has the financial resources to consummate the transactions contemplated by this Agreement and to pay the consideration in the Merger provided for in Section 1.6(a).

    5.13 NYSE LISTING. Thermo Electron shall use its best efforts to cause all shares of Thermo Common Stock which will be subject to issuance pursuant to the Retec Stock Option Plans, the Retec ESPP and the warrants issued by Retec, each as assumed by Thermo Electron pursuant to this Agreement, to be authorized for listing on the New York Stock Exchange.

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

    6.1. CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) NO ORDER. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

    (b) NYSE LISTING. The Thermo Common Stock which will be subject to issuance pursuant to the Retec Stock Option Plans, the Retec ESPP and the warrants issued by Retec, each as assumed by Thermo Electron pursuant to this Agreement, shall have been authorized for listing on the New York Stock Exchange.

    (c) STOCKHOLDER APPROVAL. This Agreement shall have been approved and adopted by the requisite vote under the DGCL by the stockholders of Retec.

    6.2. ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF RETEC. The obligations of Retec to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Retec (provided that the Special Committee shall have consented in writing to any such waiver):

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Thermo Electron and Merger Sub contained in this Agreement shall be true and correct in all material respects (other than those already qualified by a materiality standard, which shall be true and correct in all respects) on and as of the Effective Time, except for changes expressly contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time; and Retec shall have received a certificate to such effect signed on behalf of Thermo Electron by the President, Chief Executive Officer or Vice President of Thermo Electron; and

    (b) AGREEMENTS AND COVENANTS. Thermo Electron and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and Retec shall have received a certificate to such effect signed on behalf of Thermo Electron by the President, Chief Executive Officer or Vice President of Thermo Electron.

    (c) FAIRNESS OPINION. At the time of mailing of the Proxy Statement to the stockholders of Retec and at the Effective Time, AHH shall have reaffirmed orally the fairness opinion previously prepared and delivered by it to the Special Committee and AHH shall not have withdrawn such opinion.

    6.3. ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF THERMO ELECTRON AND MERGER SUB. The obligations of Thermo Electron and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Thermo Electron:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Retec contained in this Agreement shall be true and correct in all material respects (other than those already qualified by a materiality standard, which shall be true and correct in all respects) on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, where the failure to be so true and correct would not have a Material Adverse Effect on Retec; and Thermo

Electron and Merger Sub shall have received a certificate to such effect signed on behalf of Retec by the President, Chief Executive Officer or Vice President of Retec; and

    (b) AGREEMENTS AND COVENANTS. Retec shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Thermo Electron shall have received a certificate to such effect signed on behalf of Retec by the President, Chief Executive Officer or Vice President of Retec.

    (c) NO WITHDRAWAL OF SPECIAL COMMITTEE RECOMMENDATION. The Special Committee shall not have withdrawn its recommendation to the Board of Directors of Retec as set forth in Section 2.4 hereof.

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

    7.1. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of this Agreement by the stockholders of Retec:

    (a) by mutual written consent duly authorized by the Boards of Directors of Merger Sub and Retec (upon approval of the Special Committee);

    (b) by either Retec (at the direction of the Special Committee) or Merger Sub if the Merger shall not have been consummated by March 31, 2000; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date if such action or failure to act constitutes a breach of this Agreement;

    (c) by either Retec (upon approval of the Special Committee) or Merger Sub if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (an "Order"), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

    (d) by either Retec (upon approval of the Special Committee) or Merger Sub if the required approval of the stockholders of Retec contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Retec where the failure to obtain stockholder approval of Retec shall have been caused by the action or failure to act of Retec in breach of this Agreement and the right to terminate this Agreement under this Section 7.1(d) shall not be available to Merger Sub where the failure to obtain the requisite vote by the stockholders of Retec shall have been caused by the failure of Thermo Electron or any direct or indirect subsidiary of Thermo Electron (whether or not wholly-owned) to vote its shares of Retec Common Stock in favor of the Merger and this Agreement);

    (e) by Retec if the Special Committee determines after consultation with outside legal counsel that failure to do so would be inconsistent with the Board's or the Special Committee's fiduciary duties under applicable law;

    (f) by Retec (upon approval of the Special Committee), upon a breach of any representation, warranty, covenant or agreement on the part of Thermo Electron or Merger Sub set forth in this Agreement, if (i) as a result of such breach the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach and (ii) such breach shall not have been cured by Thermo Electron or Merger Sub within ten (10) business days following receipt by Thermo Electron of written notice of such breach from Retec; or

    (g) by Merger Sub, upon a breach of any representation, warranty, covenant or agreement on the part of Retec set forth in this Agreement, if (i) as a result of such breach the conditions set forth in

Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach and (ii) such breach shall not have been cured by Retec within ten
(10) business days following receipt by Retec of written notice of such breach from Merger Sub.

    7.2. NOTICE OF TERMINATION; EFFECT OF TERMINATION. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice by the terminating party to the other parties hereto (or, in the case of a termination pursuant to Section 7.1(f) or 7.1(g), the expiration of the ten business day period referred to therein). In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except that (i) the confidentiality obligations of each party hereto contained in Section 5.3, the obligations contained in Section 5.10, and the provisions of Sections 7.2, 7.3 and 8.1 shall survive any such termination and (ii) nothing herein shall relieve any party from liability for any willful and material breach of this Agreement.

    7.3. FEES AND EXPENSES. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

    7.4. AMENDMENT. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided, however, that Retec may not amend this Agreement without the approval of the Special Committee.

    7.5. EXTENSION; WAIVER. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein; provided, however, that Retec may not take any such actions without the approval of the Special Committee. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

    8.1. NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Retec, Thermo Electron and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms, or as the context requires, survive the Effective Time shall survive the Effective Time.

    8.2. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

    (a) if to Thermo Electron or Merger Sub, to:

       Thermo Electron Corporation
       81 Wyman Street
       Waltham, MA 02454
       Attention: President
       Telephone: (781) 622-1000
       Facsimile: (781) 622-1283
    with a copy (which shall not constitute notice to Thermo Electron or Merger
Sub) to:

       Thermo Electron Corporation
       81 Wyman Street
       Waltham, MA 02454
       Attention: General Counsel
       Telephone: (781) 622-1000
       Facsimile: (781) 622-1283

    (b) if to Retec, to:

       ThermoRetec Corporation
       Damonmill Square
       9 Pond Lane, Suite 5A
       Concord, MA 01742
       Attention: President
       Telephone: (978) 371-3200
       Facsimile: (978) 371-9124

    with a copy (which shall not constitute notice to Retec) to:

       Altheimer & Gray
       10 South Wacker Drive, Suite 4000
       Chicago, Illinois 60606
       Attention: Peter H. Lieberman, Esq.
       Telephone: (312) 715-4000
       Facsimile: (312) 715-4800

    8.3. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

    8.4. ENTIRE AGREEMENT. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, with the exception of the agreements relating to the Convertible Debentures, the Retec ESPP, the Retec Stock Option Plans, the warrants issued by Retec, the Deferred Compensation Plan, and any agreements relating to indemnification of members of the Board; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth or otherwise contemplated herein. Notwithstanding the foregoing, Section 5.10 hereof is intended to be for the benefit of, and may be enforced by, those individuals who, as of the date hereof and at any time from the date hereof to the Effective Time, were directors or officers of Retec.

    8.5. SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

    8.6. OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    8.7. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

    8.8. ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

    8.9 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

    IN WITNESS WHEREOF, Thermo Electron, Merger Sub and Retec have caused this Agreement to be signed by themselves or their duly authorized respective officers, all as of the date first written above.

                                                       THERMO ELECTRON CORPORATION

                                                       By:  /s/ THEO MELAS-KYRIAZI
                                                            -----------------------------------------
                                                            Name: Theo Melas-Kyriazi
                                                            Title: Vice President and Chief Financial
                                                            Officer

                                                       RETEC ACQUISITION CORPORATION

                                                       By:  /s/ THEO MELAS-KYRIAZI
                                                            -----------------------------------------
                                                            Name: Theo Melas-Kyriazi
                                                            Title: President

                                                       THERMORETEC CORPORATION

                                                       By:  /s/ ROBERT W. DUNLAP
                                                            -----------------------------------------
                                                            Name: Robert W. Dunlap
                                                            Title: President and Chief Executive
                                                            Officer

                                                                      APPENDIX B

                       ADAMS, HARKNESS & HILL LETTERHEAD

October 18, 1999

Special Committee of the Board of Directors
ThermoRetec Corporation
9 Damonmill Square, Suite 3A
Concord, MA 01742-2851

Dear Sirs:

    The Special Committee of the Board of Directors (the "Special Committee") of ThermoRetec Corporation ("Retec" or the "Company") has requested our opinion (the "Opinion"), as investment bankers, as to the fairness, from a financial point of view, to the shareholders of Retec other than Thermo Electron Corporation ("Thermo Electron") or Thermo Terratech Inc. ("TTT"), of the cash consideration to be received by such shareholders in connection with the proposed acquisition (the "Transaction") of the Company by Thermo Electron, pursuant to an Agreement and Plan of Merger to be dated as of October 19, 1999 (the "Merger Agreement"), by and among Thermo Electron, Retec Acquisition Corporation, a wholly-owned subsidiary of TT Acquisition Corporation, a wholly-owned subsidiary of Thermo Electron ("Merger Sub"), and the Company. Adams, Harkness & Hill, Inc. ("AH&H"), as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    In the Transaction, subject to Company shareholder approval, each share of the Company's common stock, par value $.01 per share (the "Common Shares"), issued and outstanding immediately prior to the effective date of the Transaction, will be converted into the right to receive $7.00 in cash at or subsequent to the effective date of the Transaction.

    In developing our Fairness Opinion, we have, among other activities:
(i) reviewed the Company's Annual Reports, Reports on Form 10-K and related financial information for the three fiscal years ended April 3, 1999, and the Company's Report on Form 10-Q and the related unaudited financial information for the three month period ending July 3, 1999 (the "Public Historical Financial Information"); (ii) reviewed Thermo Electron's Annual Reports, Reports on
Form 10-K and related financial information for the three fiscal years ended January 2, 1999, and Thermo Electron's Reports on Form 10-Q and the related unaudited financial information for the three month periods ending April 3, 1999 and July 3, 1999; (iii) analyzed certain internal financial statements and other internal financial and operating data and business plans prepared by the management of the Company, including five-year financial budgets (the "Budgets"); (iv) conducted due diligence discussions with members of senior management of the Company and Thermo Electron, and discussed with members of senior management of the Company and Thermo Electron their views regarding future business and financial and operating benefits arising from the Transaction; (v) reviewed the historical market prices and trading activity for the Common Shares and compared them with that of certain publicly traded companies we deemed to be relevant and comparable to the Company; (vi) compared the results of operations of the Company and with that of certain companies we deemed to be relevant and comparable to the Company; (vii) compared the financial terms of the Transaction with the financial terms of certain other mergers and acquisitions we deemed to be relevant and comparable to the Transaction; (viii) reviewed the Merger Agreement; and (ix) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, monetary, and industry conditions. In support of our assessment of industry conditions, we engaged and consulted Environmental Business International, Inc. ("EBI"), a leading strategic consulting firm serving the environmental services industry. EBI reviewed the Public Historical Financial Information, the Budgets, and certain financial and industry analyses prepared by AH&H, and provided to us its professional opinion that the Budgets had been prepared on a reasonable basis, the analysis, procedures and industry assessments performed by AH&H were sufficiently comprehensive, and the major industry-related factors affecting Retec had been duly considered.

    Our Opinion as expressed herein is limited to the fairness, from a financial point of view, of the proposed consideration and does not address the Company's underlying business decision to engage in the Transaction. Our Opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on the Transaction. We are expressing no opinion as to a single specific value of Common Shares at the time of our analysis or at any time prior to and including the effective date of the Transaction. In connection with our review and in arriving at our Opinion, we have not independently verified any information received from the Company, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. With respect to any internal forecasts or budgets reviewed relating to the prospects of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance and cash requirements of the Company. Our Opinion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of the Company as known to us on the date hereof. We have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company. In addition, we have assumed, with your consent, that the terms set forth in the executed Merger Agreement will not differ materially from the proposed terms provided to us in the October 18, 1999, draft Merger Agreement.

    AH&H also has been engaged by Special Committees of the Boards of Directors of each of TTT and Randers Killam Group, Inc. ("RGI") to develop opinions as to the fairness to the holders of common stock of TTT other than Thermo Electron and to the holders of common stock of RGI other than Thermo Electron and TTT, respectively, of the consideration to be received by such holders in separate transactions involving Thermo Electron.

    It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the transactions contemplated by the Merger Agreement.

    Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the consideration to be received in the Transaction by the holders of Common Shares other than Thermo Electron and TTT is fair, from a financial point of view, to such shareholders.

Sincerely,

ADAMS, HARKNESS & HILL, INC.

                 /s/ JAMES A. SIMMS
By:  -----------------------------------------

James A. Simms
Group Head, Mergers & Acquisitions

                                                                      APPENDIX C

      SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

    c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

    d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections
(d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to Section 228 or
Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                      APPENDIX D

                     INFORMATION CONCERNING TRANSACTIONS IN
                        THE COMMON STOCK OF THE COMPANY

    The following sets forth information with respect to purchases of Common Stock by ThermoRetec and Thermo Electron since the commencement of ThermoRetec's second full fiscal year preceding the date of this Proxy Statement.

                                                                                          AVERAGE PURCHASE
                                                  NUMBER OF          RANGE OF PRICES      PRICE PER SHARE
                                               SHARES PURCHASED      PAID PER SHARE            DURING
QUARTER/FISCAL YEAR            PURCHASER        DURING QUARTER    DURING QUARTER ($)(1)    QUARTER ($)(1)
-------------------         ----------------   ----------------   ---------------------   ----------------
1(st) Quarter 1997........    ThermoRetec          239,500            6.500-7.625             7.1123
2nd Quarter 1997..........  Thermo Electron          8,500            6.875-8.125             7.375
2nd Quarter 1997..........    ThermoRetec           97,000            6.875-8.125             7.375
3(rd) Quarter 1997........    ThermoRetec           76,700            5.500-7.750             6.8305
2nd Quarter 1998..........  Thermo Electron         19,500            2.375-5.125             3.7414
3rd Quarter 1998..........  Thermo Electron         35,300            1.750-3.125             2.5382
4(th) Quarter 1998........  Thermo Electron         16,000            1.875-3.625             2.585

------------------------

(1) Prices per share of Common Stock are net of commissions paid by the respective purchasers.

    The following chart sets forth information with respect to options granted by ThermoRetec since the commencement of ThermoRetec's second full fiscal year preceding the date of this Proxy Statement to directors and executive officers of ThermoRetec, Thermo TerraTech, the Merger Sub and Thermo Electron.

                                                                              NUMBER OF
                                                                                SHARES
                                                                   DATE OF     COVERED     EXERCISE
NAME                                  RELATIONSHIP                  GRANT     BY OPTIONS    PRICE
----                   ------------------------------------------  --------   ----------   --------
Robert W. Dunlap.....  President, Chief Executive Officer and      2/23/99      8,000       $2.45
                       Director, ThermoRetec
Elias P.               Director, ThermoRetec; Director, Thermo     9/24/97      1,000       $7.65
  Gyftopoulos........  Electron
Elias P.               Director, ThermoRetec; Director, Thermo     9/15/98      1,000       $2.93
  Gyftopoulos........  Electron
Fred Holubow.........  Director, ThermoRetec                       9/24/97      1,000       $7.65
Fred Holubow.........  Director, ThermoRetec                       9/15/98      1,000       $2.93
Nels R. Johnson......  Vice President, ThermoRetec                 3/18/98      7,000       $6.51
Frank E. Morris......  Director, ThermoRetec                       9/24/97      1,000       $7.65
Frank E. Morris......  Director, ThermoRetec                       9/15/98      1,000       $2.93

    No options to purchase Common Stock have been exercised by directors and executive officers of ThermoRetec, Thermo TerraTech, the Merger Sub and Thermo Electron since the commencement of ThermoRetec's second full fiscal year preceding the date of this Proxy Statement.

                        TRANSACTIONS IN THE COMMON STOCK

    There were no transactions in the Common Stock effected during the 60 days preceding the date of this Proxy Statement by ThermoRetec, Thermo TerraTech, the Merger Sub, Thermo Electron or, to the best knowledge of the Company, the directors and executive officers of any of ThermoRetec, Thermo TerraTech, the Merger Sub or Thermo Electron.

                                                                      APPENDIX E

                   ANNUAL REPORT ON FORM 10-K OF THERMORETEC
                    FOR THE FISCAL YEAR ENDED APRIL 3, 1999

                                                          APPENDIX E

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

              ----------------------------------------------------

                                    FORM 10-K

(mark one)
[ X ] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended April 3, 1999

[   ]  Transition Report Pursuant to Section 13 or 15(d) of the Securities
       Exchange Act of 1934

                         Commission file number 1-12636

                             THERMORETEC CORPORATION
             (Exact name of Registrant as specified in its charter)

             Delaware                                          59-3203761
    (State or other jurisdiction                            (I.R.S. Employer
  of incorporation or organization)                        Identification No.)

         Damonmill Square
       9 Pond Lane, Suite 5A
       Concord, Massachusetts                                  01742-2851
(Address of principal executive offices)                       (Zip Code)

       Registrant's telephone number, including area code: (781) 622-1000

           Securities registered pursuant to Section 12(b) of the Act:

    TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
----------------------------          -----------------------------------------
Common Stock, $.01 par value                   American Stock Exchange

           Securities registered pursuant to Section 12(g) of the Act:
                                      None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to the filing requirements for at least the past 90 days. Yes [ X ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference into Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by nonaffiliates of the Registrant as of April 30, 1999, was approximately $8,465,000.

As of April 30, 1999, the Registrant had 13,554,498 shares of Common Stock outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Fiscal 1999 Annual Report to Shareholders for the year ended April 3, 1999, are incorporated by reference into Parts I and II.

Portions of the Registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on September 16, 1999, are incorporated by reference into Part III.

                                     PART I

Item 1.    BUSINESS

(a)    GENERAL DEVELOPMENT OF BUSINESS

       ThermoRetec Corporation (the Company or the Registrant, formerly Thermo Remediation Inc.) is a national provider of environmental-liability and resource-management services. Through a nationwide network of offices, the Company offers these and related consulting services in four segments:
Consulting and Engineering, Nuclear Remediation, Soil Remediation, and Fluids Recycling.

       The Company's Consulting and Engineering segment provides consultation, engineering, and on-site services to help clients manage problems associated with environmental compliance, resource management, and the remediation of industrial sites contaminated with organic and inorganic wastes and residues. The Company also performs the cleanup of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive wastes. The Company develops and implements management and computer-based systems that aid in the collection and application of environmental data, helping to establish or improve a customer's environmental-compliance programs while controlling the related costs.

       The Company's Nuclear Remediation segment provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation-instrument calibration and repair services, and radiation-source production.

       Through the Company's Soil Remediation segment, the Company designs and operates facilities for the remediation of nonhazardous soil, and operates such facilities on the East and West Coasts. The Company also designs and operates mobile equipment for the on-site remediation of such wastes. During fiscal 1999*, the Company announced plans to close two soil-recycling facilities, one of which closed in March 1999. The Company is actively seeking a buyer for the other soil-recycling facility. In May 1999, the Company announced plans to sell three additional soil-recycling facilities. In connection with these actions, the Company expects to record approximately $10 million of charges, primarily in the first quarter of fiscal 2000. For the fiscal year ended April 3, 1999, revenues and operating income from these businesses totaled $8.0 million and $0.4 million, respectively.

       The Company's Fluids Recycling segment collects, tests, processes, and recycles used motor oil and other industrial fluids.

       The Company was incorporated in November 1991 as an indirect, wholly owned subsidiary of Thermo TerraTech Inc. On October 1, 1993, pursuant to a reorganization, Thermo TerraTech contributed to the Company certain additional assets and liabilities pertaining to its soil-remediation business. As of April 3, 1999, Thermo TerraTech owned 9,486,508 shares of the common stock of the Company, representing 70% of such stock outstanding. An 87%-owned publicly traded subsidiary of Thermo Electron Corporation, Thermo TerraTech provides industrial outsourcing services and manufacturing support encompassing a broad range of specializations, including environmental-liability management, engineering and design, laboratory testing, and metal treating.

       As of April 3, 1999, Thermo Electron owned 264,700 shares of the Company's common stock, representing 2% of such stock outstanding. Thermo Electron is a world leader in monitoring, analytical, and biomedical instrumentation; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. Thermo Electron also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser, and electronic information-management technologies. Thermo Electron and Thermo TerraTech may purchase shares of the Company's common stock from time to time in the open market or in negotiated transactions. During fiscal 1999, Thermo Electron purchased 70,800 shares of the Company's common stock in the open market for $0.2 million.

-------------------

* References to fiscal 1999, 1998, and 1997 herein are for the fiscal years ended April 3, 1999, April 4, 1998, and March 29, 1997, respectively.

       Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company and its sister subsidiary, The Randers Killam Group Inc., as well as their parent company, Thermo TerraTech, would be merged into Thermo Electron. As a result, all three companies would become wholly owned subsidiaries of Thermo Electron. The public shareholders of the Company, The Randers Killam Group, and Thermo TerraTech would receive common stock in Thermo Electron in exchange for their shares. The completion of these transactions is subject to numerous conditions, as outlined in Note 16 to Consolidated Financial Statements in the Registrant's Fiscal 1999 Annual Report to Shareholders, which information is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

       Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Annual Report on Form 10-K. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Forward-looking Statements" in the Registrant's Fiscal 1999 Annual Report to Shareholders, which statements are incorporated herein by reference.

(b)    FINANCIAL INFORMATION ABOUT SEGMENTS

       Financial information concerning the company's segments is summarized in
Note 14 to Consolidated Financial Statements in the Registrant's Fiscal 1999 Annual Report to Shareholders, which information is incorporated herein by reference.

(c)    DESCRIPTION OF BUSINESS

       (i)    PRINCIPAL PRODUCTS AND SERVICES

CONSULTING AND ENGINEERING

       The Company provides environmental consulting and remediation construction management to clients in the transportation, refining, chemical, wood-treating, gas, and electric utility industries across the nation. Through its consulting, engineering, and on-site services, the Company offers a broad array of remedial solutions, all of which are applied from a risk-management perspective, to help clients manage problems associated with environmental compliance, resource management, and the remediation of industrial sites contaminated with various wastes and residues. The Company provides particular expertise in bioremediation and in managing wastes from manufactured-gas plants, refineries, and railroad properties.

       The Company also performs cleanups of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive wastes. Under contracts with federal and state governments, and other public and private sector clients, the Company also provides project management and construction services for the remediation of hazardous and nonhazardous wastes. Most of this contract work is obtained through a bid process, with the job being awarded to the best qualified bidder.

       In addition, the Company helps public utilities, government institutions, and Fortune 500 companies develop and implement management and computer-based systems that aid in the collection and application of environmental and resource-management data. By helping to establish or improve a customer's environmental-compliance program, the Company's customized services promote and support the integration of environmental-management functions with everyday business activities. The Company's services help multinational companies accurately estimate and control the cost of their environmental-compliance and health and safety efforts. The Company also develops measurement systems that track clients' progress toward their stated environmental performance goals.

NUCLEAR REMEDIATION

       The Company provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation-instrument calibration and repair services, and radiation-source production. As part of its radiation and nuclear/health physics services business, the Company provides site surveys for radioactive materials and on-site samples, as well as analysis in support of decontamination programs and dosimetry services to measure personnel exposure. In addition, using its proprietary segmented-gate system technology, the Company removes radioactive contaminants from sand, gravel, and soil. A substantial part of the Company's health physics services has been performed under the U.S. Department of Energy's remedial action programs.

SOIL REMEDIATION

       The Company designs and operates facilities for the remediation of nonhazardous soil. The Company's soil-remediation centers are environmentally secure facilities for receiving, storing, and processing petroleum-contaminated soils. Each site consists principally of a soil-remediation unit and a soil-storage area. The Company currently provides soil-remediation services at facilities in California, Oregon, Washington, Maryland, and New York.

       The market for remediation of petroleum-contaminated soils, as with many other waste markets, was created by environmental regulations. The market for soil-remediation services has been driven largely by state programs to enforce the Environmental Protection Agency's underground storage tank (UST) regulations and to fund cleanups. UST compliance requirements and attendant remediation costs are often beyond the financial capabilities of individuals and smaller companies. To address this problem, some states established tax-supported trust funds to assist in the financing of UST compliance and remediation. Many states have realized that the number of sites requiring remediation and the costs of compliance are substantially higher than were originally estimated. As a result, several states have significantly reduced compliance requirements and altered regulatory approaches and standards in order to reduce the costs of cleanup. More lenient regulatory standards, reduced enforcement, and uncertainty with respect to such changes have resulted in lower levels of cleanup activity in most states where the Company conducts business, which had a material adverse effect on the Company's business in recent years. Although the Company expects this market to remain viable for some time after April 3, 1999, there can be no assurance that this business will not decline in future years. In May 1999, the Company announced plans to sell three additional soil-recycling facilities. In addition, underground and aboveground tank regulations, clean water legislation, and real estate transfer and financing transactions also influence demand for soil-remediation services.

FLUIDS RECYCLING

       The Company offers a full spectrum of environmental services related to managing and recycling non-hazardous, liquid, and solid materials generated by business and industry. The Company's client base is largely public retail and industrial businesses, but also includes municipalities, public utilities, railroads, the mining industry, and government agencies. The materials managed by the Company for its customers primarily are used oils and oil-contaminated waters, which are continuously generated as part of the customers' operations. As such, the Company provides services for its customers on a recurring basis. The Company processes the materials it collects into products for resale and/or recycling, such as fuel, glycol, steel, and clean water. The Company has expanded its services to include a variety of field technical services, including on-site waste sampling and testing, emergency response, and tank cleaning.

       The Company currently operates from eight permitted facilities located in Arizona, New Mexico, Nevada, Colorado, Utah, Idaho, and Oregon. Each facility serves distinctive local markets, and utilizes its own fleet of mobile equipment to facilitate liquid waste collection and the delivery of finished recycled products.

       (ii)   NEW PRODUCTS

       The Company has made no commitments to new products that would require the investment of a material amount of the Company's assets.

       (iii)  RAW MATERIALS

       Supplies purchased by the Company are available either from a number of different suppliers or from alternative sources that could be developed without a material adverse effect on the Company's business. To date, the Company has experienced no difficulties in obtaining these materials.

       (iv)   PATENTS, LICENSES, AND TRADEMARKS

       The Company currently owns or has rights under licenses to a number of U.S. patents. Although the Company believes that patent protection provides it with competitive advantages with respect to certain portions of its business and will continue to seek patent protection when appropriate, the Company also believes that its business depends primarily upon trade secrets and the technical and marketing expertise of its personnel.

       The Company has a perpetual, exclusive, and royalty-free license from Thermo TerraTech to develop, own, and operate soil-remediation centers and to employ mobile remediation equipment incorporating Thermo TerraTech's technology throughout North America (other than in Massachusetts and New Hampshire).

       (v)    SEASONAL INFLUENCES

       A majority of the Company's businesses experience seasonal fluctuations. A majority of the Company's soil-remediation sites, as well as the Company's fluids-recycling sites, experience declines in revenues if severe weather conditions occur. Site remediation work and certain environmental testing services may decline in winter months as a result of severe weather conditions.

       (vi)   WORKING CAPITAL REQUIREMENTS

       In general, there are no special credit terms extended to customers that would have a material adverse effect on the Company's working capital.

       (vii)  DEPENDENCY ON A SINGLE CUSTOMER

       A substantial portion of the Company's nuclear-remediation services have been provided to the U.S. government. Total revenues to U.S. government agencies accounted for 13%, 10%, and 30% of the Company's total revenues in fiscal 1999, 1998, and 1997, respectively. Revenues from BP Amoco Corporation accounted for 12% of the Company's total revenues in fiscal 1999.

       (viii) BACKLOG

       The Company's backlog of firm orders at fiscal year-end 1999 and 1998 was:


(In thousands)                                                                                             1999          1998
----------------------------------------------------------------------------------------------------- ------------- -------------
Consulting and Engineering                                                                               $  26,750     $  36,772
Nuclear Remediation                                                                                         20,885        15,088
                                                                                                         ---------     ---------
                                                                                                         $  47,635     $  51,860
                                                                                                         =========     =========

       The Company believes that substantially all of the backlog at April 3, 1999, will be completed during fiscal 2000. Certain of these orders are subject to cancellation by the customer upon payment of a cancellation charge and all federal government contracts are subject to termination at any time by the government without penalty. The Company does not believe that the level of, or changes in the level of, its backlog is necessarily indicative of intermediate or long-term trends in its business. Soil-remediation and fluids-recycling services are provided on a current basis pursuant to purchase orders. Accordingly, there is no backlog for these services.

       (ix)   GOVERNMENT CONTRACTS

       See Dependency on a Single Customer.

       (x)    COMPETITION

       Many of the Company's businesses are engaged in highly competitive, regional markets, with competition coming from numerous small firms offering limited services, as well as much larger firms that offer an array of services.

       In the Consulting and Engineering segment, the Company competes with numerous regional and local companies as well as a number of national remediation contractors. The Company competes primarily based on value, with the vast majority of the contracts it seeks awarded on the basis of scope, effectiveness, and cost. Other competitive factors in this segment include: reputation; experience; breadth and quality of services offered; and technical, managerial, and business proficiency.

       The type of nuclear-remediation services offered by the Company's Nuclear Remediation segment are also offered by many large national companies. The Company competes primarily on the basis of its proprietary technology and price.

       Competition in the Soil Remediation segment is intense. The Company's principal competitors are landfills, including major landfill companies. The Company also currently competes with companies offering a wide range of disposal options, including other fixed-site, thermal-treatment facilities, operators of mobile thermal-treatment facilities, bioremediation and vapor-extraction facilities, and, in certain states, with asphalt plants and brick kilns that use the contaminated soil in their production processes. Competition in the soil-remediation market has always been highly localized, consisting mostly of single-site or single-unit operators. Competitive conditions limit the prices charged by the Company in each local market for soil-remediation services. Pricing is therefore a major competitive factor for the Company. The Company believes competition and price pressure will remain intense for the foreseeable future.

       Competition in the Fluids Recycling segment is highly fragmented and ranges in size from small, under-capitalized private enterprises to larger national public companies. At both ends of this spectrum, the industry continues to consolidate and restructure. The Company competes primarily on the basis of quality and price.

       (xi)   ENVIRONMENTAL PROTECTION REGULATIONS

       The Company believes that compliance by the Company with federal, state, and local environmental protection regulations will not have a material adverse effect on its capital expenditures, earnings, or competitive position.

       (xii)  NUMBER OF EMPLOYEES

       As of April 3, 1999, the Company employed approximately 1,000 people.

(d)    FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

       The Company's sales in foreign locations are currently insignificant.

(e)    EXECUTIVE OFFICERS OF THE REGISTRANT


       Name                                   Age    Present Title (Fiscal Year First Became Executive Officer)
       ------------------------------------- ------- -------------------------------------------------------------
       Dr. Robert W. Dunlap                    62    President and Chief Executive Officer (1996)
       Jeffrey L. Powell                       40    Senior Vice President (1993)
       Nels R. Johnson                         48    Vice President (1995)
       Theo Melas-Kyriazi                      39    Chief Financial Officer (1998)
       Paul F. Kelleher                        56    Chief Accounting Officer (1993)


       Each executive officer serves until his successor is chosen or appointed by the Board of Directors and qualified or until his earlier resignation, death, or removal. Mr. Kelleher has held comparable positions for at least five years, with either the Company, Thermo TerraTech, or Thermo Electron. Dr. Dunlap has been President and Chief Executive Officer of the Company since April 1998, was a Vice President of the Company from 1996 through April 1998, and has served as President of RETEC, a division of the Company, which he helped found, since 1985. Mr. Powell served as President of the Company since its inception in 1993, and as its Chief Executive Officer from May 1997 until April 1998, when he was named Senior Vice President. Mr. Johnson has been Vice President of the Company since 1995. He has served as President of the Company's Thermo Nutech business since 1988. Mr. Melas-Kyriazi was appointed Chief Financial Officer of the Company and Thermo Electron on January 1, 1999. He joined Thermo Electron in 1986 as Assistant Treasurer, and became Treasurer in 1988. He was named President and Chief Executive Office of Thermo Spectra Corporation, a public subsidiary of Thermo Instrument Systems Inc. in 1994, a position he held until becoming Vice President of Corporate Strategy for Thermo Electron in 1998. Mr. Melas-Kyriazi remains a Vice President of Thermo Electron. Messrs. Dunlap, Powell, and Johnson are full-time employees of the Company. Messrs. Melas-Kyriazi and Kelleher are full-time employees of Thermo Electron, but devote such time to the affairs of the Company as the Company's needs reasonably require.

Item 2.    PROPERTIES

       The location and general character of the Company's properties by segment as of April 3, 1999, are:

CONSULTING AND ENGINEERING

       The Company occupies approximately 112,000 square feet, pursuant to leases expiring in fiscal 2000 through 2003, primarily in Colorado, Pennsylvania, Massachusetts, Washington, Texas, Indiana, and North Carolina, from which it provides environmental construction and remediation construction management services.

NUCLEAR REMEDIATION

       The Company leases approximately 26,000 square feet, pursuant to leases expiring in fiscal 2000 through 2001, in New Mexico and Tennessee, and owns approximately 33,500 square feet in New Mexico and California, from which it provides nuclear remediation services.

SOIL REMEDIATION

       The Company owns approximately 72 acres in Maryland, California, and Oregon, from which it provides soil-remediation services. The Company occupies approximately 20 acres in New York, Washington, and South Carolina, pursuant to leases expiring in fiscal 2000 through 2006, from which it provides soil-remediation services. The Company also occupies approximately 12,000 square feet of office and engineering space in Florida, pursuant to a lease expiring in fiscal 2000.

FLUIDS RECYCLING

       The Company owns approximately 50,000 square feet in Idaho and Arizona and occupies an aggregate of approximately six acres on a site in Arizona and on a site in Nevada pursuant to leases expiring in fiscal 2003, upon which it has constructed fluids storage and processing equipment.

       The Company believes that these facilities are adequate for its present operations and that other suitable space is readily available if any of such leases are not extended.

Item 3.    LEGAL PROCEEDINGS

       Not applicable.

Item 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

       Not applicable.

                                     PART II

Item 5.    MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

       Information concerning the market and market price for the Registrant's Common Stock, $.01 par value, and dividend policy are included under the sections labeled "Common Stock Market Information" and "Dividend Policy" in the Registrant's Fiscal 1999 Annual Report to Shareholders and is incorporated herein by reference.

Item 6.    SELECTED FINANCIAL DATA

       The information required under this item is included under the sections labeled "Selected Financial Information" and "Dividend Policy" in the Registrant's Fiscal 1999 Annual Report to Shareholders and is incorporated herein by reference.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The information required under this item is included under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Registrant's Fiscal 1999 Annual Report to Shareholders and is incorporated herein by reference.

Item 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The information required under this item is included under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Registrant's Fiscal 1999 Annual Report to Shareholders and is incorporated herein by reference.

Item 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

       The Registrant's Consolidated Financial Statements as of April 3, 1999, and supplementary data are included in the Registrant's Fiscal 1999 Annual Report to Shareholders and are incorporated herein by reference.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

       Not applicable.

                                    PART III

Item 10.   DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

       The information concerning directors required under this item is incorporated herein by reference from the material contained under the caption "Election of Directors" in the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the close of the fiscal year. The information concerning delinquent filers pursuant to Item 405 of Regulation S-K is incorporated herein by reference from the material contained under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" under the caption "Stock Ownership" in the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the close of the fiscal year.

Item 11.   EXECUTIVE COMPENSATION

       The information required under this item is incorporated herein by reference from the material contained under the caption "Executive Compensation" in the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the close of the fiscal year.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The information required under this item is incorporated herein by reference from the material contained under the caption "Stock Ownership" in the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the close of the fiscal year.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       The information required under this item is incorporated herein by reference from the material contained under the caption "Relationship with Affiliates" in the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the close of the fiscal year.

                                     PART IV

Item 14.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a,d)  FINANCIAL STATEMENTS AND SCHEDULES

       (1) The consolidated financial statements set forth in the list below are filed as part of this Report.

       (2) The consolidated financial statement schedule set forth in the list below is filed as part of this Report.

       (3) Exhibits filed herewith or incorporated herein by reference are set forth in Item 14(c) below.

       LIST OF FINANCIAL STATEMENTS AND SCHEDULES REFERENCED IN THIS ITEM 14

       Information incorporated by reference from Exhibit 13 filed herewith:

           Consolidated Statement of Operations
           Consolidated Balance Sheet
           Consolidated Statement of Cash Flows
           Consolidated Statement of Comprehensive Income and
             Shareholders' Investment
           Notes to Consolidated Financial Statements
           Report of Independent Public Accountants

       Financial Statement Schedule filed herewith:

           Schedule II:  Valuation and Qualifying Accounts

       All other schedules are omitted because they are not applicable or not required, or because the required information is shown either in the financial statements or the notes thereto.


(b)    REPORTS ON FORM 8-K

       None.

(c)    EXHIBITS

       See Exhibit Index on the page immediately preceding exhibits.

                                   SIGNATURES

       Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Date:  June 9, 1999                                           THERMORETEC CORPORATION


                                                              By:  /s/ ROBERT W. DUNLAP
                                                                  --------------------------------------
                                                                   Robert W. Dunlap
                                                                   President and Chief Executive Officer


       Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, as of June 9, 1999.


Signature                                                     Title
----------                                                    ------

By:   /s/ ROBERT W. DUNLAP                                    President, Chief Executive Officer, and Director
      -------------------------------
      Robert W. Dunlap


By:   /s/ THEO MELAS-KYRIAZI                                  Chief Financial Officer and Director
      -------------------------------
      Theo Melas-Kyriazi


By:   /s/ PAUL F. KELLEHER                                    Chief Accounting Officer
      -------------------------------
      Paul F. Kelleher


By:   /s/ JOHN P. APPLETON                                    Chairman of the Board and Director
      -------------------------------
      John P. Appleton


By:   /s/ ELIAS P. GYFTOPOULOS                                Director
      -------------------------------
      Elias P. Gyftopoulos


By:   /s/ BRIAN D. HOLT                                       Director
      -------------------------------
      Brian D. Holt


By:   /s/ FRED HOLUBOW                                        Director
      -------------------------------
      Fred Holubow


By:   /s/ FRANK E. MORRIS                                     Director
      -------------------------------
      Frank E. Morris


By:   /s/ WILLIAM A. RAINVILLE                                Director
      -------------------------------
      William A. Rainville


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of ThermoRetec Corporation:

       We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements included in ThermoRetec Corporation's Annual Report to Shareholders incorporated by reference in this Form 10-K, and have issued our report thereon dated May 11, 1999 (except with respect to the matters discussed in Note 18, as to which the date is June 1,
1999). Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in Item 14 on page 11 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the consolidated financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.



                                          Arthur Andersen LLP



Boston, Massachusetts
May 11, 1999

SCHEDULE II

                             THERMORETEC CORPORATION
                        VALUATION AND QUALIFYING ACCOUNTS
                                 (In thousands)


                                               Balance at      Provision                     Accounts                      Balance
                                                Beginning     Charged to      Accounts        Written                       at End
                                                  of Year        Expense     Recovered            Off       Other (a)      of Year
                                             ------------- -------------- ------------- -------------- -------------- -------------

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Fiscal Year Ended April 3, 1999                  $ 1,690       $ 1,026      $     --       $  (360)      $   (650)      $  1,706

Fiscal Year Ended April 4, 1998                  $ 1,557       $   193      $     --       $  (144)      $     84       $  1,690

Fiscal Year Ended March 29, 1997                 $   786       $   162      $      5       $  (191)      $    795       $  1,557



                                                                    Balance at        Provision         Activity          Balance
                                                                     Beginning       Charged to       Charged to           at End
Description                                                            of Year      Expense (c)          Reserve          of Year
------------                                                   ---------------- ---------------- ---------------- ----------------
ACCRUED RESTRUCTURING COSTS (b)

Fiscal Year Ended April 3, 1999                                    $     --          $ 1,054          $  (252)         $   802



(a)  Includes allowances of businesses acquired during the year as described in
     Note 3 to Consolidated Financial Statements in the Registrant's Fiscal 1999 Annual Report to Shareholders. Fiscal 1999 amount includes an acquired company's reserves that were not required and were therefore reversed to cost in excess of net assets of acquired companies.
(b) The nature of activity in this account is described in Note 12 to Consolidated Financial Statements in the Registrant's Fiscal 1999 Annual Report to Shareholders.
(c) Excludes provisions of $8.1 million and $7.8 million in fiscal 1999 and 1997, respectively, for asset writedowns.

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION OF EXHIBIT
---------         ----------------------
 2.1              Form of Agreement of Merger between Thermo Remediation Inc. (California) and Thermo Remediation Inc. (Delaware)
                  (filed as Exhibit 2.1 to the Registrant's Registration Statement on Form S-1 [Reg. No. 33-70544] and
                  incorporated herein by reference).

 2.2              Securities Purchase Agreement dated as of September 27, 1993, between TPS Technologies Inc. and the Registrant
                  (filed as Exhibit 2.2 to the Registrant's Registration Statement on Form S-1 [Reg. No. 33-70544] and
                  incorporated herein by reference).

 2.3              Asset Transfer Agreement dated as of October 1, 1993, among Thermo TerraTech Inc. (formerly Thermo Process
                  Systems Inc.), TPS Technologies Inc., and the Registrant (filed as Exhibit 2.3 to the Registrant's Registration
                  Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

 2.4              Exclusive License Agreement dated as of October 1, 1993, among Thermo TerraTech Inc. (formerly Thermo Process
                  Systems Inc.), TPS Technologies Inc., and the Registrant (filed as Exhibit 2.4 to the Registrant's Registration
                  Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

 2.5              Non-Competition and Non-Disclosure Agreement dated as of October 1, 1993, among Thermo TerraTech Inc. (formerly
                  Thermo Process Systems Inc.), TPS Technologies Inc., and the Registrant (filed as Exhibit 2.5 to the
                  Registrant's Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

 3.1              Certificate of Incorporation, as amended, of the Registrant (filed as Exhibit 3 to the Registrant's Quarterly
                  Report on Form 10-Q for the quarter ended October 3, 1998 [File No. 1-12636] and incorporated herein by reference).

 3.2              Bylaws of the Registrant (filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 [Reg. No.
                  33-70544] and incorporated herein by reference).

 3.3              Fiscal Agency Agreement dated as of May 5, 1995, among the Registrant, Thermo Electron Corporation, and Chemical
                  Bank, as Fiscal Agent, with respect to the Registrant's 4 7/8% convertible subordinated debentures due 2000
                  (filed as Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 4, 1998
                  [File No. 1-12636] and incorporated herein by reference).

10.1              Corporate Services Agreement dated June 1, 1992, between Thermo Electron Corporation and the Registrant (filed as Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

10.2              Thermo Electron Corporate Charter, as amended and restated, effective January 3, 1993 (filed as Exhibit 10.1 to
                  Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 2, 1993 [File No. 1-8002] and incorporated herein by reference).

10.3              Tax Allocation Agreement dated as of June 1, 1992, between Thermo TerraTech Inc. (formerly Thermo Process
                  Systems Inc.) and the Registrant (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form S-1
                  [Reg. No. 33-70544] and incorporated herein by reference).



EXHIBIT
NUMBER            DESCRIPTION OF EXHIBIT
-------           ----------------------

10.4              Securities Purchase Agreement dated as of September 27, 1993, between Fred Holubow and the Registrant (filed as
                  Exhibit 10.5 to the Registrant's Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

10.5              Master Repurchase Agreement dated January 1, 1994, between the Registrant and Thermo Electron Corporation (filed as Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 [Reg. No. 33-77818] and incorporated herein by reference).

10.6              Equity Incentive Plan of the Registrant (filed as Exhibit 10.7 to the Registrant's Registration Statement on
                  Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

10.7              Deferred Compensation Plan for Directors of the Registrant (filed as Exhibit 10.8 to the Registrant's
                  Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

10.8              Amended and Restated Directors Stock Option Plan (filed as Exhibit 10.8 to the Registrant's Annual Report on
                  Form 10-K for the fiscal year ended April 1, 1995 [File No. 1-12636] and incorporated herein by reference).

                  In addition to the stock-based compensation plans of the Registrant, the executive officers of the Registrant may be granted awards under stock-based compensation plans of Thermo Electron and Thermo TerraTech for services rendered to the Registrant or to such affiliated corporations. The terms of such plans are substantially the same as those of the Registrant's Equity Incentive Plan.

10.9              Form of Indemnification Agreement for Officers and Directors (filed as Exhibit 10.10 to the Registrant's
                  Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

10.10             Stock Purchase and Note Issuance Agreement dated as of November 22, 1993, between Thermo TerraTech Inc.
                  (formerly Thermo Process Systems Inc.) and the Registrant (filed as Exhibit 10.11 to the Registrant's
                  Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

10.11             $2,650,000 principal amount Subordinated Convertible Note dated as of November 22, 1993, made by the Registrant, issued to Thermo TerraTech Inc. (formerly Thermo Process Systems Inc.) (filed as Exhibit 10.12 to the
                  Registrant's Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

10.12             Note dated December 24, 1994, from the Registrant to Thermo Electron Corporation (filed as Exhibit 10.12 to the
                  Registrant's Annual Report on Form 10-K for the fiscal year ended April 1, 1995 [File No. 1-12636] and incorporated herein by reference).

10.13             Amended and Restated Master Guarantee Reimbursement and Loan Agreement dated as of February 26, 1998, between the Registrant and Thermo TerraTech Inc. (Filed as Exhibit 10.14 to the Registrant's Annual Report on Form 10-K
                  for the fiscal year ended April 4, 1998 [File No. 1-12636] and incorporated herein by reference).

10.14             Agreement and Plan of Merger dated as of December 1, 1995, by and among the Registrant, TRI Acquisition Inc. and
                  Remediation Technologies, Inc. (filed as Exhibit 2(a) to Thermo TerraTech's Current Report on Form 8-K relating to the events occurring on December 8, 1995 [File No. 1-9549] and incorporated herein by reference).



EXHIBIT
NUMBER            DESCRIPTION OF EXHIBIT
-------           ----------------------

10.15             Agreement and Plan of Merger dated as of June 28, 1995, by and among Thermo TerraTech Inc., Eberline Acquisition
                  Inc., the Registrant, and Eberline Holdings Inc. (filed as Appendix B to the Registrant's Proxy Statement for the Annual Meeting held on December 13, 1995 [File No. 1-12636] and incorporated herein by reference).

10.16             Restated Stock Holdings Assistance Plan and Form of Executive Loan (filed as Exhibit 10.17 to the Registrant's
                  Annual Report on Form 10-K for the fiscal year ended on April 4, 1998 [File No. 1-12636] and incorporated herein by reference).

10.17             Master Cash Management, Guarantee Reimbursement, and Loan Agreement dated as of June 1, 1999, between the
                  Registrant and Thermo Electron Corporation.

13                Annual Report to Shareholders for the fiscal year ended April 3, 1999 (only those portions incorporated herein by reference).

21                Subsidiaries of the Registrant.

23                Consent of Arthur Andersen LLP.

27                Financial Data Schedule.


                                                                     EXHIBIT 13






                             ThermoRetec Corporation

                        Consolidated Financial Statements

                                   Fiscal 1999

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                                        Year Ended
                                                                                         ----------------------------------------
                                                                                             April 3,     April 4,   March 29,
(In thousands except per share amounts)                                                          1999       1998         1997
---------------------------------------------------------------------------------------- ------------- ------------- ------------
REVENUES (Notes 11 and 14)                                                                 $  141,946    $ 128,409     $ 114,849
                                                                                           ----------    ---------     ---------

Costs and Operating Expenses:
 Cost of revenues                                                                             119,483      114,011        96,901
 Selling, general, and administrative expenses (Note 8)                                        16,820       14,778        13,098
 Restructuring costs (Notes 12 and 18)                                                          9,176            -         7,800
                                                                                           ----------    ---------     ---------

                                                                                              145,479      128,789       117,799
                                                                                           ----------    ---------     ---------

Operating Loss                                                                                 (3,533)        (380)       (2,950)

Interest Income                                                                                   795          970         1,896
Interest Expense (includes $264, $259, and $259 to related party; Note 6)                      (2,168)      (2,209)       (2,251)
Gain on Sale of Unconsolidated Subsidiary (Note 13)                                                 -        3,012             -
Other Income, Net (Note 2)                                                                          -          209           136
Equity in Earnings of Unconsolidated Subsidiary (Note 13)                                           -          174           865
                                                                                           ----------    ---------     ---------

Income (Loss) Before Income Taxes                                                              (4,906)       1,776        (2,304)
Income Tax (Provision) Benefit (Note 5)                                                         1,045       (1,536)         (377)
                                                                                           ----------    ---------     ---------

NET INCOME (LOSS)                                                                          $   (3,861)   $     240     $  (2,681)
                                                                                           ==========    =========     =========

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (Note 15)                                      $    (.29)    $     .02     $    (.21)
                                                                                           =========     =========     =========

WEIGHTED AVERAGE SHARES (Note 15)
 Basic                                                                                         13,089       12,609        12,821
                                                                                           ==========    =========     =========

 Diluted                                                                                       13,089       12,758        12,821
                                                                                           ==========    =========     =========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                           CONSOLIDATED BALANCE SHEET


                                                                                                          April 3,     April 4,
(In thousands)                                                                                              1999         1998
----------------------------------------------------------------------------------------------------- ------------- ------------
ASSETS
Current Assets:
 Cash and cash equivalents (includes $20,607 and $8,000 under repurchase agreement with
    affiliated company; Note 18)                                                                        $   20,669    $    8,912
 Available-for-sale investments, at quoted market value (amortized cost of $2,008 in
    1998; Note 2)                                                                                                -         2,003
 Accounts receivable, less allowances of $1,706 and $1,690                                                  32,035        30,529
 Unbilled contract costs and fees                                                                            8,675         8,154
 Prepaid and refundable income taxes (Note 5)                                                                3,923         2,256
 Prepaid expenses                                                                                            1,454         2,257
 Due from parent company and affiliated companies                                                                -           667
                                                                                                        ----------    ----------

                                                                                                            66,756        54,778

Property, Plant, and Equipment, at Cost, Net                                                                31,742        37,011
                                                                                                        ----------    ----------

Other Assets                                                                                                 7,589        10,954
                                                                                                        ----------    ----------

Cost in Excess of Net Assets of Acquired Companies (Notes 3 and 12)                                         35,087        37,568
                                                                                                        ----------    ----------

                                                                                                        $  141,174    $  140,311
                                                                                                        ==========    ==========

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS


                                                                                                          April 3,     April 4,
(In thousands except share amounts)                                                                         1999         1998
----------------------------------------------------------------------------------------------------- ------------- ------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
 Accounts payable                                                                                       $   10,048    $   10,936
 Accrued payroll and employee benefits                                                                       6,326         4,875
 Deferred revenue                                                                                            3,908         3,374
 Billings in excess of revenues earned                                                                       3,323         1,277
 Other accrued expenses                                                                                      4,068         4,375
 Due to parent company and affiliated companies                                                              2,109             -
                                                                                                        ----------    ----------

                                                                                                            29,782        24,837

Deferred Income Taxes (Note 5)                                                                                 511           407
                                                                                                        ----------    ----------

Subordinated Convertible Obligations (includes $6,830 and $5,650 of
 related-party debt; Note 6)                                                                                40,600        40,600
                                                                                                        ----------    ----------

Commitments and Contingencies (Note 7)

Shareholders' Investment (Notes 4 and 9):
 Common stock, $.01 par value, 50,000,000 shares authorized; 14,247,572 and
    14,019,918 shares issued                                                                                   142           140
 Capital in excess of par value                                                                             88,045        89,103
 Accumulated deficit                                                                                       (12,063)       (5,592)
 Treasury stock at cost, 693,074 and 1,089,085 shares                                                       (5,843)       (9,181)
 Accumulated other comprehensive items (Note 2)                                                                  -            (3)
                                                                                                        ----------    ----------

                                                                                                            70,281        74,467

                                                                                                        $  141,174    $  140,311
                                                                                                        ==========    ==========



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                                         Year Ended
                                                                                         ----------------------------------------
                                                                                             April 3,     April 4,     March 29,
(In thousands)                                                                                 1999         1998         1997
---------------------------------------------------------------------------------------- ------------- ------------- ------------
OPERATING ACTIVITIES
 Net income (loss)                                                                         $   (3,861)   $     240     $  (2,681)
 Adjustments to reconcile net income (loss) to net cash provided by (used in)
    operating activities:
      Noncash restructuring costs (Note 12)                                                     8,122            -         7,800
      Depreciation and amortization                                                             7,889        7,066         6,603
      Gain on sale of unconsolidated subsidiary (Note 13)                                           -       (3,012)            -
      Equity in earnings of unconsolidated subsidiary (Note 13)                                     -         (174)         (865)
      Deferred income tax expense (benefit)                                                    (1,857)      (1,243)          602
      Provision for losses on accounts receivable                                               1,026          193           162
      Other noncash items                                                                         469          (51)           76
      Changes in current accounts, excluding the effects of acquisitions:
        Accounts receivable                                                                    (1,541)      (7,487)       (6,008)
        Unbilled contract costs and fees                                                         (521)      (1,797)       (3,420)
        Other current assets                                                                      814          529           365
        Accounts payable                                                                         (488)         998         3,558
        Billings in excess of revenues earned                                                   2,046          398           249
        Other current liabilities                                                               2,338       (1,428)       (1,934)
        Due to (from) parent company and affiliated companies                                   1,830         (346)          243
                                                                                           ----------    ---------     ---------

          Net cash provided by (used in) operating activities                                  16,266       (6,114)        4,750
                                                                                           ----------    ---------     ---------

INVESTING ACTIVITIES
 Acquisitions, net of cash acquired (Note 3)                                                     (576)      (5,163)       (1,681)
 Proceeds from sale and maturities of available-for-sale investments                            2,006        2,088        20,908
 Purchases of available-for-sale investments                                                        -            -       (15,753)
 Purchases of property, plant, and equipment                                                   (5,437)      (6,318)       (6,036)
 Proceeds from sale of property, plant, and equipment                                             409          455           113
 Proceeds from sale of unconsolidated subsidiary (Note 13)                                          -        8,825             -
 Increase in other assets                                                                        (149)      (1,119)         (788)
 Other                                                                                            122            -             -
                                                                                           ----------    ---------     ---------

          Net cash used in investing activities                                                (3,625)      (1,232)       (3,237)
                                                                                           ----------    ---------     ---------

FINANCING ACTIVITIES
 Purchases of Company common stock                                                                  -       (3,055)       (8,317)
 Net proceeds from issuance of Company common stock                                                29          179           313
    Dividends paid (Note 9)                                                                      (806)        (751)         (847)
 Other                                                                                           (107)         182           794
                                                                                           ----------    ---------     ---------

          Net cash used in financing activities                                            $     (884)   $  (3,445)    $  (8,057)
                                                                                           ----------    ---------     ---------

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS


                                                                                                         Year Ended
                                                                                         ----------------------------------------
                                                                                             April 3,     April 4,   March 29,
(In thousands)                                                                                 1999         1998        1997
---------------------------------------------------------------------------------------- ------------- ------------- ------------
Increase (Decrease) in Cash and Cash Equivalents                                           $   11,757    $ (10,791)    $  (6,544)
Cash and Cash Equivalents at Beginning of Year                                                  8,912       19,703        26,247
                                                                                           ----------    ---------     ---------

Cash and Cash Equivalents at End of Year                                                   $   20,669    $   8,912     $  19,703
                                                                                           ==========    =========     =========

CASH PAID FOR
 Interest                                                                                  $    1,955    $   1,996     $   2,031
 Income taxes                                                                              $      432    $   2,113     $   1,490

NONCASH ACTIVITIES
 Fair value of assets of acquired companies                                                $      576    $  13,772     $   6,961
 Cash paid for acquired companies                                                                (576)      (5,665)       (1,705)
 Issuance of Company common stock for acquired companies                                           --       (2,850)       (2,006)
                                                                                           ----------    ---------     ---------

      Liabilities assumed of acquired companies                                            $       --    $   5,257     $   3,250
                                                                                           ==========    =========     =========

 Dividends reinvested in Company common stock (Note 9)                                     $    1,804    $   1,753     $   1,710
                                                                                           ==========    =========     =========



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

   CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' INVESTMENT


                                                                                                         Year Ended
                                                                                          ---------------------------------------
                                                                                             April 3,     April 4,      March 29,
(In thousands)                                                                                 1999         1998          1997
----------------------------------------------------------------------------------------- ------------- ------------- -----------
COMPREHENSIVE INCOME
Net Income (Loss)                                                                          $   (3,861)   $      240    $   (2,681)
                                                                                           ----------    ----------    ----------
Other Comprehensive Items:
  Unrealized gain (loss) on available-for-sale investments                                          3            (7)           12
                                                                                           ----------   -----------    ----------

                                                                                           $   (3,858)   $      233    $   (2,669)
                                                                                           ==========    ==========    ==========

SHAREHOLDERS' INVESTMENT
Common Stock, $.01 Par Value:
  Balance at beginning of year                                                             $      140    $      134    $      128
  Activity under dividend reinvestment plan (Note 9)                                                2             2             2
  Issuance of stock under employees' and directors' stock plans                                     -             -             1
  Issuance of Company common stock for acquired companies (Note 3)                                  -             4             3
                                                                                           ----------    ----------    ----------

  Balance at end of year                                                                          142           140           134
                                                                                           ----------    ----------    ----------

Capital in Excess of Par Value:
  Balance at beginning of year                                                                 89,103        85,402        81,353
  Activity under dividend reinvestment plan (Note 9)                                           (1,457)        1,751         1,708
  Activity under employees' and directors' stock plans                                            (50)         (359)         (654)
  Tax benefit related to employees' and directors' stock plans (Note 5)                           449           181           198
  Issuance of Company common stock for acquired companies (Note 3)                                  -         2,128         2,003
  Capital contribution from parent company                                                          -             -           794
                                                                                           ----------    ----------    ----------

  Balance at end of year                                                                       88,045        89,103        85,402
                                                                                           ----------    ----------    ----------

Accumulated Deficit:
  Balance at beginning of year                                                                 (5,592)       (3,328)        1,910
  Net income (loss)                                                                            (3,861)          240        (2,681)
  Activity under dividend reinvestment plan (Note 9)                                           (2,610)       (2,504)       (2,557)
                                                                                           ----------    ----------    ----------

  Balance at end of year                                                                      (12,063)       (5,592)       (3,328)
                                                                                           ----------    ----------    ----------

Treasury Stock:
  Balance at beginning of year                                                                 (9,181)       (7,382)          (31)
  Activity under dividend reinvestment plan (Note 9)                                            3,259             -             -
  Activity under employees' and directors' stock plans                                             79           538           966
  Purchases of Company common stock                                                                 -        (3,055)       (8,317)
  Issuance of Company common stock for acquired companies (Note 3)                                  -           718             -
                                                                                           ----------    ----------    ----------

  Balance at end of year                                                                       (5,843)       (9,181)       (7,382)
                                                                                           ----------    ----------    ----------

Accumulated Other Comprehensive Items:
  Balance at beginning of year                                                                     (3)            4            (8)
  Other comprehensive items                                                                         3            (7)           12
                                                                                           ----------    ----------    ----------

  Balance at end of year                                                                            -            (3)            4
                                                                                           ----------    ----------    ----------

                                                                                           $   70,281    $   74,467    $   74,830
                                                                                           ==========    ==========    ==========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

       ThermoRetec Corporation (the Company) is a national provider of environmental-liability and resource-management services and related consulting services. The Company operates in four segments: Consulting and Engineering, Nuclear Remediation, Soil Remediation, and Fluids Recycling. In September 1998, the Company's name was changed from Thermo Remediation Inc. to ThermoRetec Corporation.

RELATIONSHIP WITH THERMO TERRATECH INC. AND THERMO ELECTRON CORPORATION

       The Company was incorporated in November 1991 and commenced operation in June 1992. As of April 3, 1999, Thermo TerraTech Inc. owned 9,486,508 shares of the Company's common stock, representing 70% of such stock outstanding. Thermo TerraTech is an 87%-owned subsidiary of Thermo Electron Corporation. As of April 3, 1999, Thermo Electron owned 264,700 shares of the Company's common stock, representing 2% of such stock outstanding.
       Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of this reorganization the Company would be merged into Thermo Electron (Note 16).

PRINCIPLES OF CONSOLIDATION

       The accompanying financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company accounted for its investment in a business in which it owned 50% through October 1997 using the equity method (Note 13).

FISCAL YEAR

       The Company has adopted a fiscal year ending the Saturday nearest March
31. References to fiscal 1999, 1998, and 1997 are for the fiscal years ended April 3, 1999, April 4, 1998, and March 29, 1997, respectively. Fiscal years 1999 and 1997 each included 52 weeks; fiscal 1998 included 53 weeks.

REVENUE RECOGNITION

       Revenues from certain environmental-liability management and consulting services are recognized upon completion of services rendered. The Company's Consulting and Engineering and Nuclear Remediation segments also perform services pursuant to long-term contracts. Revenues and profits on substantially all long-term contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $73,557,000, $77,052,000, and $65,217,000 in fiscal 1999, 1998, and 1997, respectively. The percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is projected on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts-in-process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year. Amounts billed in excess of revenues recognized are classified as billings in excess of revenues earned in the accompanying balance sheet. Revenues from soil-remediation services are recognized as soil is processed, and the Company bills customers upon receipt of the contaminated soil at its remediation centers.

STOCK-BASED COMPENSATION PLANS

       The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       (CONTINUED)

INCOME TAXES

       In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

EARNINGS (LOSS) PER SHARE

       Basic earnings (loss) per share have been computed by dividing net income
(loss) by the weighted average number of shares outstanding during the year. Except when antidilutive, diluted earnings (loss) per share have been computed assuming the exercise of stock options, as well as their related income tax effects. The computation of diluted earnings (loss) per share excludes the effect of assuming the conversion of convertible bonds because the effect would be antidilutive.

CASH AND CASH EQUIVALENTS

       At fiscal year-end 1999 and 1998, $20,607,000 and $8,000,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter (Note 18). Cash equivalents are carried at cost, which approximates market value.

PROPERTY, PLANT, AND EQUIPMENT

       The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property, as follows: buildings, 5 to 40 years; machinery and equipment, 2 to 15 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Soil-remediation units, which accounted for 26% and 36% of the Company's machinery and equipment, net, at fiscal year-end 1999 and 1998, respectively, are depreciated based on an hourly rate that is computed by estimating total hours of operation for each unit. Property, plant, and equipment consists of:


(In thousands)                                                                                              1999         1998
----------------------------------------------------------------------------------------------------- ------------- ------------
Land                                                                                                     $   4,552     $   4,554
Buildings                                                                                                   15,147        18,106
Machinery, Equipment, and Leasehold Improvements                                                            35,581        34,380
                                                                                                         ---------     ---------

                                                                                                            55,280        57,040
Less:  Accumulated Depreciation and Amortization                                                            23,538        20,029
                                                                                                         ---------     ---------

                                                                                                         $  31,742     $  37,011
                                                                                                         =========     =========

OTHER ASSETS

       Other assets in the accompanying balance sheet includes the costs of acquired technology and other specifically identifiable intangible assets that are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 10 years. These assets were $3,280,000 and $5,200,000, net of accumulated amortization of $6,760,000 and $5,706,000, at fiscal year-end 1999 and 1998, respectively. In fiscal 1999, the Company wrote off $1,169,000 of other assets in connection with restructuring actions (Note
12).

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       (CONTINUED)

COST IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES

       The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods ranging from 20 to 40 years. Accumulated amortization was $3,900,000 and $2,836,000 at fiscal year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished (Note 12). The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

COMPREHENSIVE INCOME

       During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represents unrealized net of tax gains and losses on available-for-sale investments, reported as a component of shareholders' investment in the accompanying balance sheet.

USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRESENTATION

       Certain amounts in fiscal 1998 and 1997 have been restated to conform to the presentation in the fiscal 1999 financial statements.

2.     AVAILABLE-FOR-SALE INVESTMENTS

       The Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded as a component of shareholders' investment titled "Accumulated other comprehensive items."

       Available-for-sale investments in the accompanying fiscal 1998 balance sheet represents corporate bonds with contractual maturities of one year or less. The difference between the market value and the cost basis of available-for-sale investments was $5,000 of gross unrealized losses at fiscal year-end 1998.

       The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of operations. In fiscal 1997, the Company recorded gross realized gains of $145,000 and gross unrealized losses of $9,000 related to the sale of available-for-sale investments.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     ACQUISITIONS

       During fiscal 1999, the Company acquired a business for $576,000 in cash.

       In November 1997, the Company acquired Benchmark Environmental Corporation for 85,106 shares of the Company's common stock, valued at $450,000, and $2,900,000 in cash. The shares of the Company's common stock issued in connection with the acquisition are subject to certain restrictions on transfer. The restrictions lapse with respect to one-third of the shares on each of the second, third, and fourth anniversaries of the closing. Benchmark provides nuclear-remediation and waste-management services to government agencies and private industry.

       In August 1997, the Company, through its Remediation Technologies, Inc. (RETEC) subsidiary, acquired substantially all of the assets, subject to certain liabilities, of RPM Systems, Inc. for 374,507 shares of the Company's common stock, valued at $2,400,000, and $600,000 in cash. Certain shares of the Company's common stock issued in connection with the acquisition are subject to restrictions on transfer. Thirty percent of such shares have no transfer restrictions; while the restrictions lapse with respect to one half of the remaining shares on each of the second and third anniversaries of the closing. RPM provides consulting services in the areas of environmental management, planning, and information technology.

       In May 1997, the Company, also through RETEC, acquired substantially all of the assets, subject to certain liabilities, of TriTechnics Corporation for $1,600,000 in cash. TriTechnics provides comprehensive consulting and remedial services at refinery and chemical-plant sites.

       During fiscal 1998, the Company also acquired an additional business for $565,000 in cash.

       In September 1996, the Company acquired IEM Sealand Corporation for 311,040 shares of the Company's common stock, valued at $2,006,000, and $1,705,000 in cash. The shares of the Company's common stock issued in connection with the acquisition are subject to certain restrictions on transfer. The restrictions lapse with respect to one-third of the shares on each of the third, fourth, and fifth anniversaries of the closing. IEM Sealand performs cleanups of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive wastes.

       These acquisitions have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of the acquisitions exceeded the estimated fair value of the acquired net assets by $15,026,000, which is being amortized over periods ranging from 20 to 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired. Pro forma data is not included as the effect of these acquisitions was not material to the Company's results of operations.

4.     EMPLOYEE BENEFIT PLANS

STOCK-BASED COMPENSATION PLANS

STOCK OPTION PLANS

       The Company has a stock-based compensation plan for its key employees, directors, and others. The Company also adopted an employee stock-based compensation plan, similar to its stock-based compensation plan, except that neither executive officers nor directors are eligible to participate in the plan. Both plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. As of fiscal year-end 1999, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the stock on the date of grant. To date, all options have been granted at fair market value.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     EMPLOYEE BENEFIT PLANS (CONTINUED)

       The Company also has a directors' stock option plan, which provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also be granted options under the stock-based compensation plans of Thermo Electron or Thermo TerraTech.

       In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 1,119,000 shares at a weighted average exercise price of $7.46 per share elected to participate in this exchange and, as a result, received options to purchase 560,000 shares of the Company common stock at $2.66 per share, which are included in the fiscal 1999 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.

       A summary of the Company's stock option activity is:


                                                                   1999                     1998                     1997
                                                         -----------------------  -----------------------  -----------------------
                                                                      Weighted                 Weighted                 Weighted
                                                           Number      Average       Number     Average      Number     Average
                                                             of       Exercise         of      Exercise        of       Exercise
(Shares in thousands)                                      Shares       Price        Shares      Price       Shares       Price
-------------------------------------------------------- ----------- ------------ ----------- ------------ ----------- -----------
Options Outstanding, Beginning of Year                       2,051       $  7.32      1,897       $  7.92      1,559      $  6.95
 Granted                                                       779          2.63        438          6.52        556         8.65
 Exercised                                                      (9)         3.06        (61)         2.58       (168)        1.47
 Forfeited                                                    (162)         8.61       (223)        12.18        (50)        7.43
 Canceled due to exchange                                   (1,119)         7.46          -             -          -            -
                                                           -------                  -------                  -------

Options Outstanding, End of Year                             1,540       $  4.74      2,051       $  7.32      1,897      $  7.92
                                                           =======       =======    =======       =======    =======      =======

Options Exercisable                                          1,510       $  4.61      2,045       $  7.31      1,826      $  7.79
                                                           =======       =======    =======       =======    =======      =======

Options Available for Grant                                    609                      196                      415
                                                           =======                  =======                  =======

       A summary of the status of the Company's stock options at April 3, 1999, is:


                                                                                       Options Outstanding
                                                                 -----------------------------------------------------------------
                                                                        Number            Weighted                Weighted
                                                                         of               Average                 Average
                                                                       Shares            Remaining                Exercise
Range of Exercise Prices                                          (In thousands)      Contractual Life             Price
----------------------------------------------------------- --------------------- ------------------------ -----------------------
$ 1.98 - $ 5.22                                                            936            5.5 years              $   2.75
  5.23 -   8.46                                                            469            2.2 years                  6.81
  8.47 -  11.69                                                            114            5.6 years                 10.51
 11.70 -  14.93                                                             21            4.6 years                 14.82
                                                                        ------

$  1.98 - $14.93                                                         1,540            5.3 years              $   4.74
                                                                        ======


       The information disclosed above for options outstanding at April 3, 1999, does not differ materially for options exercisable.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     EMPLOYEE BENEFIT PLANS (CONTINUED)

EMPLOYEE STOCK PURCHASE PROGRAM

       Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Prior to November 1, 1998, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. No shares were issued under this program in fiscal 1999. During fiscal 1998 and 1997, the Company issued 3,367 shares and 5,792 shares, respectively, of its common stock under this program. Employees of the Company's Thermo NUtech subsidiary participated in an employee stock purchase program sponsored by Thermo TerraTech through November 1996.

PRO FORMA STOCK-BASED COMPENSATION EXPENSE

       In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income (loss) and earnings (loss) per share would have been:



(In thousands except per share amounts)                                                       1999           1998          1997
------------------------------------------------------------------------------------ -------------- -------------- -------------
Net Income (Loss):
 As reported                                                                              $ (3,861)      $    240      $  (2,681)
 Pro forma                                                                                  (4,721)          (286)        (2,946)

Basic and Diluted Earnings (Loss) per Share:
 As reported                                                                                  (.29)           .02           (.21)
 Pro forma                                                                                    (.36)          (.02)          (.23)


       Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to April 2, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

       The weighted average fair value per share of options granted was $2.63, $1.82, and $3.58 in fiscal 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                                                                          1999            1998          1997
---------------------------------------------------------------------------------- ----------------- -------------- ------------
Volatility                                                                                      36%           27%            29%
Risk-free Interest Rate                                                                        4.7%          5.5%           6.3%
Expected Life of Options                                                                  3.6 years     3.4 years      5.9 years

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     EMPLOYEE BENEFIT PLANS (CONTINUED)

       The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(K) SAVINGS PLANS

       The majority of the Company's full-time employees are eligible to participate in 401(k) savings plans sponsored by certain subsidiaries and Thermo Electron. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions and for certain plans are based on subsidiary profits. The Company contributed and charged to expense for these plans $2,764,000, $2,016,000, and $1,572,000 in fiscal 1999, 1998, and 1997, respectively.

5.     INCOME TAXES

       The components of the income tax (provision) benefit are:


(In thousands)                                                                           1999           1998          1997
------------------------------------------------------------------------------------ -------------- -------------- -------------
Currently Refundable (Payable):
 Federal                                                                                  $   (139)      $ (1,947)      $    510
 State                                                                                        (673)          (832)          (285)
                                                                                          --------       --------       --------

                                                                                              (812)        (2,779)           225
                                                                                          --------       --------       --------

Net (Deferred) Prepaid:
 Federal                                                                                     1,619          1,074           (491)
 State                                                                                         238            169           (111)
                                                                                          --------       --------       --------

                                                                                             1,857          1,243           (602)
                                                                                          --------       --------       --------

                                                                                          $  1,045       $ (1,536)      $   (377)
                                                                                          ========       ========       ========


       The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's stock on the date of exercise. The income tax provision that is currently payable does not reflect $449,000, $181,000, and $198,000 of such benefits of the Company that have been allocated to capital in excess of par value in fiscal 1999, 1998, and 1997, respectively.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     INCOME TAXES (CONTINUED)

       The income tax (provision) benefit in the accompanying statement of operations differs from the amounts calculated by applying the statutory federal income tax rate of 34% to income (loss) before income taxes due to:


(In thousands)                                                                            1999           1998           1997
------------------------------------------------------------------------------------ -------------- --------------- -------------
Income Tax (Provision) Benefit at Statutory Rate                                          $  1,668       $    (604)      $   783
Differences Resulting From:
 State income taxes, net of federal tax                                                       (287)           (438)         (261)
 Amortization and write-off of cost in excess of net assets of acquired
    companies                                                                                 (341)           (267)         (979)
 Nondeductible expenses                                                                        (55)            (27)          (27)
 Other                                                                                          60            (200)          107
                                                                                          --------       ---------       -------

                                                                                          $  1,045       $  (1,536)      $  (377)
                                                                                          ========       =========       =======

       Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of:


(In thousands)                                                                                             1999         1998
----------------------------------------------------------------------------------------------------- ------------- ------------
Prepaid Income Taxes:
 Reserves and accruals                                                                                    $  2,137      $  1,057
 Accrued compensation                                                                                        1,098           897
 Net operating loss carryforwards                                                                            1,583           714
 Allowance for doubtful accounts                                                                                77             9
 Other                                                                                                         192            25
                                                                                                          --------      --------

                                                                                                             5,087         2,702
 Less:  Valuation allowance                                                                                  1,164           739
                                                                                                          --------      --------

                                                                                                          $  3,923      $  1,963
                                                                                                          ========      ========

Deferred Income Taxes:
 Depreciation                                                                                                1,094           407
 Intangible assets                                                                                            (760)            -
 Other                                                                                                         177             -
                                                                                                          --------      --------

                                                                                                          $    511      $    407
                                                                                                          ========      ========

       The valuation allowance relates to uncertainty surrounding the realization of tax benefits attributable to federal and state operating losses and credit carryforwards. The valuation allowance increased in fiscal 1999 as a result of certain losses that arose during the year. Of the total fiscal 1999 valuation allowance, $117,000 will be used to reduce cost in excess of net assets of acquired companies when any portion of the related deferred tax asset is recognized.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     SUBORDINATED CONVERTIBLE OBLIGATIONS

       In May 1995, the Company issued and sold $37,950,000 principal amount of 4 7/8% subordinated convertible debentures due May 2000, including $3,000,000 principal amount of such debentures sold to Thermo Electron. During fiscal 1999, Thermo Electron purchased an additional $1,180,000 principal amount of such debentures. The debentures are convertible into shares of the Company's common stock at a conversion price of $17.92 per share and are guaranteed on a subordinated basis by Thermo Electron. Thermo TerraTech has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.

       In fiscal 1994, the Company issued to Thermo TerraTech $2,650,000 principal amount of a 3 7/8% subordinated convertible note due November 2000. The note is convertible into shares of the Company's common stock at a conversion price of $9.83 per share.

       See Note 10 for fair value information pertaining to the Company's subordinated convertible obligations.

7.     COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

       The Company leases land, office facilities, and equipment under operating leases expiring at various dates through fiscal 2006. The accompanying statement of operations includes expenses from operating leases of $3,151,000, $2,707,000, and $1,943,000 in fiscal 1999, 1998, and 1997, respectively. Future minimum payments due under noncancelable operating leases at April 3, 1999, are $2,579,000 in fiscal 2000, $2,218,000 in fiscal 2001; $1,511,000 in fiscal 2002;
$913,000 in fiscal 2003; $221,000 in fiscal 2004; and $155,000 in 2005 and thereafter. Total future minimum lease payments are $7,597,000.

CONTINGENCIES

       The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material adverse effect upon the financial position of the Company or its results of operations.

8.     RELATED-PARTY TRANSACTIONS

CORPORATE SERVICES AGREEMENT

       The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997 and 1996 the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $1,136,000, $1,220,000, and $1,148,000 in fiscal 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company. In fiscal 1999, Thermo Electron billed the Company an additional $57,000 for certain administrative services required by the Company that were not covered by the corporate services agreement.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.     RELATED-PARTY TRANSACTIONS (CONTINUED)

SUBORDINATED CONVERTIBLE OBLIGATIONS

       See Note 6 for obligations of the Company held by Thermo Electron and Thermo TerraTech.

REPURCHASE AGREEMENT

       The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Notes 1 and 18.

OTHER RELATED-PARTY TRANSACTIONS

       The Company purchases and sells services in the ordinary course of business to other companies affiliated with Thermo TerraTech. Purchases of services from such affiliated companies totaled $432,000, $1,129,000, and $979,000 in fiscal 1999, 1998, and 1997, respectively. Sales of services to such affiliated companies totaled $730,000, $1,710,000, and $1,825,000 in fiscal 1999, 1998, and 1997, respectively.

       In March 1999, as settlement of a note receivable, the Company received 118,707 shares of Thermo TerraTech common stock. The Company immediately sold the shares to Thermo TerraTech at fair market value, and received proceeds of $668,000.

9.     COMMON STOCK

        Dividends to common shareholders of the Company of $2,610,000 were declared in fiscal 1999, of which $1,804,000, including $1,798,000 paid to Thermo TerraTech, was reinvested in 614,244 shares of the Company's common stock pursuant to the Company's Dividend Reinvestment Plan. Dividends to common shareholders of the Company of $2,504,000 were declared in fiscal 1998, of which $1,753,000, including $1,736,000 paid to Thermo TerraTech, was reinvested in 257,338 shares of the Company's common stock. Dividends to common shareholders of the Company of $2,557,000 were declared in fiscal 1997, of which $1,710,000, including $1,694,000 paid to Thermo TerraTech, was reinvested in 196,806 shares of the Company's common stock.

       At April 3, 1999, the Company had reserved 4,709,734 unissued shares of its common stock for possible issuance under stock-based compensation plans and possible issuance upon conversion of the Company's subordinated convertible obligations.

10.    FAIR VALUE OF FINANCIAL INSTRUMENTS

       The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, due from parent company and affiliated companies, accounts payable, due to parent company and affiliated companies, and subordinated convertible obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and subordinated convertible obligations, approximates fair value due to their short-term nature.

       Available-for-sale investments are carried at fair value in the accompanying fiscal 1998 balance sheet. The fair value was determined based upon quoted market prices. See Note 2 for fair value information pertaining to these financial statements.

       Based on quoted market prices and on borrowing rates available to the Company, the fair value of the Company's subordinated convertible obligations was $38,728,000 and $39,395,000 at fiscal year-end 1999 and 1998, respectively.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.    SIGNIFICANT CUSTOMER AND CONCENTRATION OF CREDIT RISK

       A substantial portion of the Company's Nuclear Remediation segment's services has been provided to the U.S. government. Total revenues to U.S. government agencies accounted for 13%, 10%, and 30% of the Company's total revenues in fiscal 1999, 1998, and 1997, respectively. In fiscal 1999, the Company's Consulting and Engineering segment provided services to one customer which accounted for 12% of the Company's total revenues. Management does not believe that these concentrations of credit risk have or will have a significant negative impact on the Company.

12.    RESTRUCTURING COSTS

       During fiscal 1999, the Company recorded $9,176,000 of restructuring costs, which were accounted for in accordance with Emerging Issues Task Force Pronouncement 94-3, in connection with the closure of two soil-recycling facilities in response to a continued downturn in the Company's Soil Remediation segment. The costs include a $6,238,000 write-down of fixed assets to their estimated disposal value of $895,000 and a $1,884,000 write-off of intangible assets, including $715,000 of cost in excess of net assets of acquired companies, as well as $1,054,000 primarily for ongoing lease costs and severance for 13 employees, 6 of whom were terminated in fiscal 1999. The Company closed one of the soil-recycling facilities in March 1999 and is actively seeking a buyer for the second soil-recycling facility. If no buyer is found, the Company will close the facility.

       A summary of the changes in accrued restructuring costs, which are included in other accrued expenses in the accompanying balance sheet, is as follows:


                                                                                                    Facility
(In thousands)                                                                   Severance           Costs            Total
---------------------------------------------------------------------------- ----------------- ----------------- ----------------
BALANCE AT APRIL 4, 1998                                                            $       -         $       -         $       -
 Provision charged to expense                                                             213               841             1,054
 Usage                                                                                   (101)             (151)             (252)
                                                                                    ---------         ---------         ---------

BALANCE AT APRIL 3, 1999                                                            $     112         $     690         $     802
                                                                                    =========         =========         =========

       During fiscal 1997, the Company recorded $7,800,000 of restructuring costs to write down certain capital equipment and intangible assets, including $2,206,000 of cost in excess of net assets of acquired companies, in response to a severe downturn in the Company's Soil Remediation segment, which resulted in the closure of two soil-recycling facilities. In addition, the Company's analysis indicated that the future undiscounted cash flows from certain other soil-recycling facilities that remained open would be insufficient to recover the Company's investment in those business units, thus requiring a write-down of certain assets, included in the $7,800,000 charge. Of the total charge, $2,206,000 was nondeductible for tax purposes.

       In May 1999, the Company announced certain other restructuring actions (Note 18).

13.    EQUITY IN EARNINGS OF UNCONSOLIDATED SUBSIDIARY

       The Company's equity in earnings of unconsolidated subsidiary in the accompanying statement of operations represented the Company's proportionate share of income from a 50% investment in RETEC/TETRA L.C., acquired in December 1995 through an acquisition. In October 1997, the Company sold its 50% limited-liability interest in RETEC/TETRA to TETRA Thermal, Inc., for $8,825,000 in cash. The Company realized a pretax gain of $3,012,000 on the sale.

       For the year ended December 31, 1996, RETEC/TETRA reported revenues of $12,066,000, cost of revenues of $9,040,000, gross profit of $3,026,000, and net income of $981,000.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.    BUSINESS SEGMENT INFORMATION

       The Company organizes and manages its business by individual functional operating entity. The Company operates in four segments: Consulting and Engineering, Nuclear Remediation, Soil Remediation, and Fluids Recycling. In classifying operational entities into a particular segment the Company aggregates businesses with similar economic characteristics, services, and customers.

       The Consulting and Engineering segment provides consultation, engineering, and on-site services to help clients manage problems associated with environmental compliance, resource management, and the remediation of industrial sites contaminated with organic and inorganic wastes and residues.

       The Nuclear Remediation segment provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation-instrument calibration and repair services, and radiation-source production.

       The Soil Remediation segment designs and operates facilities for the on-site remediation of nonhazardous soil and mobile equipment.

       The Company's Fluids Recycling segment collects, tests, processes, and recycles used motor oil and other industrial fluids.


(In thousands)                                                                                   1999        1998          1997
------------------------------------------------------------------------------------------- ------------ ------------ -----------
Revenues:
 Consulting and Engineering                                                                 $    73,439  $   76,892   $    64,913
 Nuclear Remediation                                                                             34,863      26,934        23,472
 Soil Remediation                                                                                24,183      17,773        21,233
 Fluids Recycling                                                                                 9,461       6,810         5,231
                                                                                            -----------  ----------   -----------

                                                                                            $   141,946  $  128,409   $   114,849
                                                                                            ===========  ==========   ===========

Income (Loss) Before Income Taxes:
 Consulting and Engineering                                                                 $     3,042  $   (1,854)  $     5,588
 Nuclear Remediation                                                                              1,479       1,659         1,735
 Soil Remediation (a)                                                                            (7,259)        236        (9,404)
 Fluids Recycling                                                                                 1,103         939           912
 Corporate (b)                                                                                   (1,898)     (1,360)       (1,781)
                                                                                            -----------  ----------   -----------

 Total operating loss                                                                            (3,533)       (380)       (2,950)
 Interest and other income (expense), net                                                        (1,373)      2,156           646
                                                                                            -----------  ----------   -----------

                                                                                            $    (4,906) $    1,776   $    (2,304)
                                                                                            ===========  ==========   ===========

Total Assets:
 Consulting and Engineering                                                                 $    55,068  $   59,773   $    49,229
 Nuclear Remediation                                                                             18,774      16,585        10,886
 Soil Remediation                                                                                27,710      36,409        36,977
 Fluids Recycling                                                                                12,851      13,225        10,573
 Corporate (c)                                                                                   26,771      14,319        28,449
                                                                                            -----------  ----------   -----------

                                                                                            $   141,174  $  140,311   $   136,114
                                                                                            ===========  ==========   ===========

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.    BUSINESS SEGMENT INFORMATION (CONTINUED)


(In thousands)                                                                                  1999         1998         1997
------------------------------------------------------------------------------------------- ------------ ------------ -----------
Depreciation and Amortization:
 Consulting and Engineering                                                                 $     1,618  $    1,453   $    1,118
 Nuclear Remediation                                                                              1,841       1,274          856
 Soil Remediation                                                                                 3,305       3,239        3,668
 Fluids Recycling                                                                                 1,120         768          501
 Corporate                                                                                            5         332          460
                                                                                            -----------  ----------   ----------

                                                                                            $     7,889  $    7,066   $    6,603
                                                                                            ===========  ==========   ==========

Capital Expenditures:
 Consulting and Engineering                                                                 $     1,131  $    1,048   $      588
 Nuclear Remediation                                                                              2,222       2,336          288
 Soil Remediation                                                                                 1,581       1,183        1,663
 Fluids Recycling                                                                                   503       1,727        3,497
 Corporate                                                                                            -          24            -
                                                                                            -----------  ----------   ----------

                                                                                            $     5,437  $    6,318   $    6,036
                                                                                            ===========  ==========   ==========

(a) Includes restructuring costs of $9,176,000 and $7,800,000 in fiscal 1999 and 1997, respectively.
(b)    Primarily general and administrative expenses.
(c)    Primarily cash and cash equivalents.

15.    EARNINGS (LOSS) PER SHARE

       Basic and diluted earnings (loss) per share were calculated as follows:


(In thousands except per share amounts)                                                        1999          1998         1997
----------------------------------------------------------------------------------------- ------------- ------------- -----------
BASIC
Net Income (Loss)                                                                           $  (3,861)    $     240     $  (2,681)
                                                                                            ---------     ---------     ---------

Weighted Average Shares                                                                        13,089        12,609        12,821
                                                                                            ---------     ---------     ---------

Basic Earnings (Loss) per Share                                                             $    (.29)    $     .02     $    (.21)
                                                                                            =========     =========     =========

DILUTED
Net Income (Loss)                                                                           $  (3,861)    $     240     $  (2,681)
                                                                                            ---------     ---------     ---------

Weighted Average Shares                                                                        13,089        12,609        12,821
Effect of Stock Options                                                                             -           149             -
                                                                                            ---------     ---------     ---------

Weighted Average Shares, as Adjusted                                                           13,089        12,758        12,821
                                                                                            ---------     ---------     ---------

Diluted Earnings (Loss) per Share                                                           $    (.29)    $      .02    $   (.21)
                                                                                            =========     ==========    ========

       The computation of diluted earnings (loss) per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of April 3, 1999, there were 1,547,000 of such options outstanding, with exercise prices ranging from $1.98 to $14.93 per share.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.    EARNINGS (LOSS) PER SHARE (CONTINUED)

       In addition, the computation of diluted earnings (loss) per share excludes the effect of assuming the conversion of convertible obligations because the effect would be antidilutive. As of April 3, 1999, the Company had $37,950,000 principal amount of 4 7/8% subordinated convertible debentures, convertible at $17.92 per share, and $2,650,000 principal amount of a 3 7/8% subordinated convertible note, convertible at $9.83 per share, that were excluded from the calculation of diluted earnings (loss) per share.

16.    PROPOSED REORGANIZATION

       Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company and its sister subsidiary, The Randers Killam Group Inc., as well as their parent company, Thermo TerraTech, would be merged into Thermo Electron. As a result, all three companies would become wholly owned subsidiaries of Thermo Electron. The public shareholders of the Company, The Randers Killam Group, and Thermo TerraTech would receive common stock in Thermo Electron in exchange for their shares. The completion of this transaction is subject to numerous conditions, including the establishment of prices and exchange ratios; confirmation of anticipated tax consequences; the approval of the Board of Directors of Thermo TerraTech and The Randers Killam Group; the negotiation and execution of a definitive merger agreement; the receipt of a fairness opinion from an investment banking firm that the transaction is fair to the Company's shareholders (other than Thermo TerraTech and Thermo Electron) from a financial point of view; the approval of the Company's Board of Directors, including its independent directors; and completion of review by the Securities and Exchange Commission of any necessary documents regarding the proposed transaction.

17.    UNAUDITED QUARTERLY INFORMATION

(In thousands except per share amounts)


1999                                                                              First      Second (a)     Third       Fourth
----------------------------------------------------------------------------- ------------- ------------ ------------ -----------
Revenues                                                                        $  34,416    $  35,140     $  36,907    $  35,483
Gross Profit                                                                        5,544        5,633         5,543        5,743
Net Income (Loss)                                                                     488       (5,323)          506          468
Basic and Diluted Earnings (Loss) per Share                                           .04         (.41)          .04          .04


1998                                                                                  First  Second (b)    Third (c)      Fourth
----------------------------------------------------------------------------- -------------------------- ------------ -----------

Revenues                                                                        $  28,204    $  33,639     $  34,620    $  31,946
Gross Profit                                                                        4,371        5,274         3,947          806
Net Income (Loss)                                                                     576          696         1,701       (2,733)
Basic and Diluted Earnings (Loss) per Share                                           .05          .06           .13         (.21)

(a)    Reflects a pretax charge of $9,176,000 for restructuring costs.
(b)    Reflects the August 1997 acquisition of RPM.
(c) Reflects the November 1997 acquisition of Benchmark and includes a pre-tax gain of $3,012,000 from the sale of an investment in a joint venture.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.    SUBSEQUENT EVENTS

RESTRUCTURING ACTIONS

       On May 24, 1999, the Company announced that it plans to sell three soil-recycling facilities in addition to those discussed in Note 12. As a result, the Company expects to incur pretax charges totaling approximately $10 million, primarily in the first quarter of fiscal 2000. These charges primarily represent the excess of the book value of the three facilities that will be sold over the estimated proceeds from the sale. For the fiscal year ended April 3, 1999, revenues and operating income from these businesses totaled $8,001,000 and $371,000, respectively.

CASH MANAGEMENT ARRANGEMENT

       Effective June 1, 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement (Note 1). Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. The Company will report amounts invested in this arrangement as "advance to affiliate" in its balance sheet, beginning in the first quarter of fiscal 2000.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of ThermoRetec Corporation:

       We have audited the accompanying consolidated balance sheet of ThermoRetec Corporation (formerly Thermo Remediation, Inc.; a Delaware corporation and 70%-owned subsidiary of Thermo TerraTech Inc.) and subsidiaries as of April 3, 1999, and April 4, 1998, and the related consolidated statements of operations, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended April 3, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoRetec Corporation and subsidiaries as of April 3, 1999, and April 4, 1998, and the results of their operations and their cash flows for each of the three years in the period ended April 3, 1999, in conformity with generally accepted accounting principles.



                                      Arthur Andersen LLP



Boston, Massachusetts
May 11, 1999 (except with respect
to the matters discussed in Note 18,
as to which the date is June 1, 1999)

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operation under the heading "Forward-looking Statements."

OVERVIEW

       The Company is a national provider of environmental-liability and resource-management services. Through a nationwide network of offices, the Company offers these and related consulting services in four segments:
Consulting and Engineering, Nuclear Remediation, Soil Remediation, and Fluids Recycling.

       The Company's Consulting and Engineering segment provides consultation, engineering, and on-site services to help clients manage problems associated with environmental compliance, resource management, and the remediation of industrial sites contaminated with organic and inorganic wastes and residues. In May 1997, the Company's RETEC subsidiary acquired TriTechnics Corporation, an environmental engineering and consulting firm. The Company's eastern construction operations, acquired in September 1996, perform the cleanup of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive wastes.

       The Company's Nuclear Remediation segment provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation-instrument calibration and repair services, and radiation-source production. In November 1997, the Company acquired Benchmark Environmental Corporation, a provider of nuclear-remediation and waste-management services to government and private sector clients.

       Through its Soil Remediation segment, the Company designs and operates facilities for the on-site remediation of nonhazardous soil and mobile equipment. The Company's soil-remediation centers are environmentally secure facilities for receiving, storing, and processing petroleum-contaminated soils. Although the Company expects this market to remain viable for some time after April 3, 1999, there can be no assurance that this business will not decline in future years. In May 1999, the Company announced plans to sell three additional soil-recycling facilities (Note 18). In connection with this action, the Company expects to incur pretax charges totaling approximately $10 million, primarily in the first quarter of fiscal 2000. These charges primarily represent the excess of the book value of the three facilities that will be sold over the estimated proceeds from the sale. For the fiscal year ended April 3, 1999, revenues and operating income from these businesses totaled $8,001,000 and $371,000, respectively.

       The Company's Fluids Recycling segment collects, tests, processes, and recycles used motor oil and other industrial fluids in certain western states (Oregon, Idaho, Nevada, Utah, Colorado, New Mexico, and Arizona).

       The Company's businesses are affected by several factors, particularly regulation and enforcement of remediation activities, extreme weather variations, economic cycles, the availability of federal and state funding for environmental cleanup, and local competition.

       The Company has acquired a number of businesses in the last three years. The Company does not presently intend to actively seek to make additional acquisitions in the near future, and expects instead to concentrate its resources on strengthening its core businesses.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL 1999 COMPARED WITH FISCAL 1998

       Revenues increased 11% to $141.9 million in fiscal 1999 from $128.4 million in fiscal 1998. Nuclear Remediation segment revenues increased $7.9 million to $34.9 million due to the inclusion of $5.2 million in revenues from an acquired business, as well as internal growth. Soil Remediation segment revenues increased $6.4 million to $24.2 million, resulting from higher volumes of soil processed. The Company believes that the recent strength in the soil-remediation market is due in part to compliance with a December 1998 U.S. Environmental Protection Agency deadline for modifying underground storage tanks. Although the Company expects this market to remain viable for some time after April 3, 1999, there can be no assurance that this business will not decline in future years. In May 1999, the Company announced plans to sell three additional soil-recycling facilities (Note 18). For fiscal 1999, revenues and operating income from these businesses totaled $8.0 million and $0.4 million, respectively. Fluids Recycling segment revenues increased $2.7 million to $9.5 million, primarily due to increased capacity as a result of geographical expansion. These increases in revenues were offset in part by a decrease in revenues of $3.5 million to $73.4 million at the Consulting and Engineering segment due to a decrease in revenues at the Company's eastern construction operations resulting from a decline in the number of contracts in process, offset in part by higher revenues from consulting and engineering services at RETEC and the inclusion of $1.0 million in revenues from businesses acquired in fiscal 1998.

       The gross profit margin increased to 16% in fiscal 1999 from 11% in fiscal 1998. The gross profit margin increased in fiscal 1999 primarily due to a reduction of losses at the Company's eastern construction operations on certain remedial-construction contracts and higher utilization of billable personnel at RETEC at the Consulting and Engineering segment, as well as higher volumes of soil processed at the Soil Remediation segment. These increases were offset in part by a reduction in gross profit margin at the Nuclear Remediation segment due to development costs associated with a contract for the U.S. Department of Energy.

       Selling, general, and administrative expenses as a percentage of revenues remained unchanged at 12% in fiscal 1999 and 1998. Selling, general, and administrative expenses increased primarily due to higher provisions for uncollectible accounts, increased administrative costs associated with the Company's name change, the inclusion of expenses for the full year from acquired businesses, and higher insurance costs.

       During fiscal 1999, the Company recorded $9.2 million of restructuring costs in connection with the closure of two soil-recycling facilities. The costs include a write-down of fixed assets to their estimated disposal value and a write-off of intangible assets, including cost in excess of net assets of acquired companies, as well as other closure costs (Note 12). The closure was in response to changes in market conditions, which have resulted in lower-priced disposal alternatives. These facilities reported aggregate revenues and operating losses of $2.2 million and $0.8 million, respectively, in fiscal 1998 and aggregate revenues and operating losses prior to the decision to close the facilities of $1.8 million and $0.1 million, respectively, in fiscal 1999. In May 1999, the Company announced that it would record additional pretax restructuring charges of approximately $10 million, primarily in the first quarter of fiscal 2000, as a result of the Company's decision to sell three additional soil-recycling facilities (Note 18).

       Interest income decreased to $0.8 million in fiscal 1999 from $1.0 million in fiscal 1998 as a result of lower average invested cash balances.

       Equity in earnings of unconsolidated subsidiary in fiscal 1998 represents the Company's proportionate share of income from a joint venture that was sold in fiscal 1998. "Gain on sale of unconsolidated subsidiary" resulted from the Company's sale of its interest in this joint venture (Note 13).
       The Company recorded a tax benefit in fiscal 1999 at an effective rate below the statutory federal income tax rate, primarily due to the impact of the write-off of nondeductible cost in excess of net assets of acquired companies. The effective tax rate in fiscal 1998 exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

       In July 1998, the Company filed suit against a customer, seeking payment of $2.6 million that has been billed under a contract to provide remediation services. The customer has disputed its obligation to pay the Company. While the Company generally maintains reserves for these types of matters, failure to collect this receivable would have a material adverse impact on the Company's future results of operations.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL 1998 COMPARED WITH FISCAL 1997

       Revenues in fiscal 1998 increased 12% to $128.4 million from $114.8 million in fiscal 1997. Consulting and Engineering segment revenues increased $12.0 million to $76.9 million due to the inclusion of $16.7 million in revenues from acquired businesses and, to a lesser extent, higher revenues from consulting and engineering services at RETEC. This increase was offset in part by an $11.1 million decrease in revenues resulting from a decline in the number of contracts in process at the Company's eastern construction operations. Revenues from the Nuclear Remediation segment increased $3.5 million to $26.9 million, primarily due to the inclusion of revenues from an acquired business. Revenues at the Fluids Recycling segment increased $1.6 million in fiscal 1998, primarily due to increased capacity as a result of geographic expansion. Revenues from the Soil Remediation segment decreased $3.5 million, resulting from the closure of two sites, as well as heavy rains, which unfavorably affected operations at certain West Coast sites, and, to a lesser extent, competitive pricing pressures.

       The gross profit margin decreased to 11% in fiscal 1998 from 16% in fiscal 1997, primarily due to losses on certain remedial-construction contracts at the Company's eastern construction operations, resulting from poorly bid and executed projects, and an increase in lower-margin revenues at RETEC at the Consulting and Engineering segment. These decreases were offset in part by a greater percentage of soil-remediation revenues earned at certain higher-margin soil-remediation facilities at the Soil Remediation segment.

       Selling, general, and administrative expenses as a percentage of revenues remained relatively unchanged at 11.5% and 11.4% in fiscal 1998 and 1997, respectively. Selling, general, and administrative expenses increased due to the inclusion of expenses from acquired businesses.

       During fiscal 1997, the Company recorded $7.8 million of restructuring costs in connection with the write-down of certain capital equipment and intangible assets, including cost in excess of net assets of acquired companies (Note 12). The write-down was in response to a severe downturn in the Company's soil-recycling business, which resulted in the closure of two soil-remediation sites. In addition, the Company's analysis indicated that the future undiscounted cash flows from certain other soil-remediation sites that remained open would be insufficient to recover the Company's investment in these business units, thus requiring a write-down of certain assets, included in the $7.8 million charge.

       Interest income decreased to $1.0 million in fiscal 1998 from $1.9 million in fiscal 1997 as a result of lower average invested balances due to the use of $11.4 million to repurchase Company common stock in fiscal 1998 and 1997 and the Company's funding of an increase in accounts receivable.

       Equity in earnings of unconsolidated subsidiary represents the Company's proportionate share of income from a joint venture. "Gain on sale of unconsolidated subsidiary" resulted from the Company's sale of its interest in this joint venture in October 1997 (Note 13).

       The effective tax rate for fiscal 1998 exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies. The Company recorded an income tax provision on a pretax loss in fiscal 1997, primarily due to the amortization and write-off of nondeductible costs in excess of net assets of acquired companies and, to a lesser extent, the impact of state income taxes.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

       Consolidated working capital, including cash, cash equivalents, and short-term available-for-sale investments, was $37.0 million at April 3, 1999, compared with $29.9 million at April 4, 1998. Cash, cash equivalents, and available-for-sale investments were $20.7 million at April 3, 1999, compared with $10.9 million at April 4, 1998. During fiscal 1999, $16.3 million of cash was provided by operating activities. Cash of $3.7 million was provided by an increase in accounts payable and other current liabilities, including due to parent company and affiliated companies, primarily due to the timing of payments. An increase in billings in excess of revenues earned provided cash of $2.0 million, primarily as a result of the receipt of an advance payment related to an environmental-liability management contract at the Consulting and Engineering segment.

       Excluding available-for-sale investment activity, the Company's primary investing activity in fiscal 1999 consisted of capital expenditures. The Company expended $5.4 million for purchases of property, plant, and equipment during fiscal 1999. The Company plans to make capital expenditures of approximately $4.5 million during fiscal 2000.

       In fiscal 1999, the Company's financing activities used $0.9 million of cash. The Company paid $0.8 million in cash dividends in fiscal 1999. The amount of cash dividends ultimately paid by the Company is dependent on the number of shareholders participating in the Company's Dividend Reinvestment Plan.

       The Company generally expects to have positive cash flow from its existing operations. Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may acquire one or more complementary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. In addition, the Company's $38.0 million principal amount 4 7/8% convertible debentures mature on May 1, 2000. The maturity of this debt could adversely affect the Company's liquidity in the first quarter of fiscal 2001. The Company expects that it will finance any such acquisitions and the redemption of such debentures through a combination of internal funds and/or short-term borrowings from Thermo TerraTech Inc. or Thermo Electron Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all.

MARKET RISK

       The Company is exposed to market risk from changes in interest rates and equity prices which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

INTEREST RATES

       The Company's subordinated convertible obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these subordinated convertible obligations due to the difference between the market interest rate and the rate at the date of issuance of the subordinated convertible obligations. A 10% decrease in fiscal year-end 1999 market interest rates would result in a negative impact to the Company of $0.1 million on the fair value of its long-term obligations.

EQUITY PRICES

       The Company's subordinated convertible obligations are sensitive to fluctuations in the price of Company common stock into which the obligations are convertible. Changes in the price of the underlying common stock would result in changes in the fair value of the Company's subordinated convertible obligations due to the difference between the current market price and the market price at the date of issuance of the obligations. A 10% increase in the fiscal year-end 1999 market equity prices would result in a negative impact to the Company of $0.3 million on the fair value of its price-sensitive equity financial instruments.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR 2000

       The following constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Informational and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 date recognition issue on the Company's internal business systems, services, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) assessing the year 2000 readiness of its key suppliers and vendors; and (iii) developing a contingency plan.

THE COMPANY'S STATE OF READINESS

       The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company's efforts included testing the year 2000 readiness of its utility and telecommunications systems at its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. Based on its evaluations of its critical facilities, the Company does not believe that any material upgrades or modifications are required. The Company is currently upgrading or replacing its material noncompliant information technology systems, and this process was approximately 80% complete as of April 3, 1999. In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by October 1999.

         The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. To date, no significant supplier or vendor has indicated that its business operations will be materially disrupted by the year 2000 issue. The Company has started to follow-up with significant suppliers and vendors that have not responded to the Company's questionnaires. The Company has not completed the majority of its assessment of third-party risk, but expects to be substantially completed by October 1999.

CONTINGENCY PLAN

       The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems. This plan may include identifying manual backup systems in the event of a failure of the Company's material information technology systems. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

ESTIMATED COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES

       The Company had incurred third-party expenses (external costs) related to year 2000 issues of approximately $0.2 million as of April 3, 1999, and the total external costs of year 2000 remediation are expected to be approximately $0.5 million. All of the external costs incurred as of April 3, 1999, were spent on testing and upgrading information technology systems. In fiscal year 1999, approximately 5% of the Company's total information technology budget was spent on year 2000 issues. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been and will continue to be expensed as incurred.

       The Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR 2000 (CONTINUED)

REASONABLY LIKELY WORST CASE SCENARIO

       At this point in time, the Company is not able to determine the most reasonably likely worst case scenario to result from the year 2000 issue. One possible worst case scenario would be that the Company experiences year 2000 issues in its material information technology systems that cause the Company to be unable to access data, to process transactions, and to maintain accurate books and records. In such an event, the Company's operations could be delayed or temporarily shut down, and it could be unable to meet its obligations to customers in a timely fashion. The Company's business, operations and financial condition could be adversely affected in amounts that cannot be reasonably estimated at this time.

RISKS OF THE COMPANY'S YEAR 2000 ISSUES

       While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Some services provided by the Company involve the delivery to clients of third-party software and hardware. In addition, certain older third-party products, which the Company no longer uses in providing its services to clients, may not be year 2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's key suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                           FORWARD-LOOKING STATEMENTS

       In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

       DEPENDENCE ON ENVIRONMENTAL REGULATION. Federal, state, and local environmental laws govern each of the markets in which the Company conducts business, as well as many of the Company's operations. The markets for each of the Company's services, including industrial remediation services, nuclear remediation services, hazardous waste remedial construction services, soil-remediation services, and waste-fluids recycling services, and the standards governing most aspects of the construction and operation of the Company's facilities were directly or indirectly created by, and are dependent on, the existence and enforcement of those laws. There can be no assurance that these laws and regulations will not change in the future, requiring new technologies or stricter standards with which the Company must comply. In addition, there can be no assurance that these laws and regulations will not be made more lenient in the future, thereby reducing the size of the markets addressed by the Company. Any such change in such federal, state, and local environmental laws and regulations may have a material adverse effect on the Company's business.

       Responsibility for establishing and enforcing certain federal policies, such as the federal underground storage tank policy, has been delegated to the states, which are not only required to establish regulatory programs, but also are permitted to mandate more stringent requirements than are otherwise required by federal law. Recently, certain states have adopted a "risk-based" approach to prioritizing site cleanups and setting cleanup standards, which attempt to balance the costs of remediation against the potential harm to human health and the environment from leaving sites unremediated. There can be no assurance that additional states will not adopt similar policies, or that these policies will not reduce the size of the potential market addressed by the Company.

       POTENTIAL ENVIRONMENTAL AND REGULATORY LIABILITY. The Company's operations are subject to comprehensive laws and regulations related to the protection of the environment. Among other things, these laws and regulations impose requirements to control air, soil, and water pollution, and regulate health, safety, zoning, land use, and the handling and transportation of hazardous and nonhazardous materials. Such laws and regulations also impose liability for remediation and cleanup of environmental contamination, both on-site and off-site, resulting from past and present operations. These requirements may also be imposed as conditions of operating permits or licenses that are subject to renewal, modification, or revocation. Existing laws and regulations, and new laws and regulations, may require the Company to modify, supplement, replace, or curtail its operating methods, facilities, or equipment at costs which may be substantial, without any corresponding increase in revenue. The Company is also potentially subject to monetary fines, penalties, remediation, cleanup, or stop orders, injunctions, or orders to cease or suspend certain of its practices. The outcome of any proceedings and associated costs and expenses could have a material adverse impact on the Company's business. In addition, the Company's divisions are subject to numerous laws and regulations related to the protection of human health and safety. Such laws and regulations may impose liability on the Company for exposure of its employees to radiation or other hazardous contamination or failure to isolate and remove radioactive or other hazardous contaminants from soil.

       The Company endeavors to operate its business to minimize its exposure to environmental and other regulatory liabilities. Although no claims giving rise to such liabilities have been asserted by the Company's customers or employees to date, there can be no assurance that such claims cannot or will not be asserted against the Company.

                           FORWARD-LOOKING STATEMENTS

       UNCERTAINTY OF FUNDING. Remediation compliance requirements and attendant costs are often beyond the financial capabilities of many individuals and small companies. To address this problem, some states have established tax-supported trust funds to assist in the financing of compliance and site remediation. As a consequence, in many of the states in which the Company markets its soil-remediation services, the majority, and in some cases virtually all, of the soil remediated by the Company is paid for by large companies and/or state trust funds. Any substantial decrease in this funding could have a material adverse effect on the Company's business and financial performance. Many states have realized that the number of sites requiring remediation and the costs of compliance are substantially higher than were originally estimated. As a result, several states have relaxed enforcement activities and others have reduced compliance requirements in order to reduce the costs of cleanup. These factors have already resulted in lower levels of cleanup activity in some states and have had a material adverse effect on the Company's business. Continued de-emphasis on enforcement activities and/or further reductions in compliance requirements will have an even more severe adverse effect on the Company's business.
       The Company depends on funding from the federal and state governments, and their agencies and instrumentalities, for compensation for its services. For example, Thermo NUtech provides a large portion of its services directly or indirectly to the U.S. Department of Energy (DOE). Declines in spending by the DOE and other governmental agencies could have a material adverse effect on the Company's business.

       COMPETITION. The markets for many of the Company's services are regional and are characterized by intense competition from numerous local competitors. Some of the Company's competitors have greater technical and financial resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their services than the Company. Competition could increase if new companies enter the market or if existing competitors expand their service lines. There can be no assurance that the Company's current technology, technology under development, or ability to develop new technologies will be sufficient to enable it to compete effectively with its competitors.

       SEASONAL INFLUENCES. A majority of the Company's businesses experience seasonal fluctuations. A majority of the Company's soil-remediation sites, as well as the company's fluids-recycling sites, experience declines in severe weather conditions. Site remediation work and certain environmental testing services, such as the services provided by RETEC, IEM Sealand, and Thermo NUtech, may decline in winter months as a result of severe weather conditions.

       POSSIBLE OBSOLESCENCE DUE TO TECHNOLOGICAL CHANGE. Technological developments are expected to continue at a rapid pace in the environmental services industry. The Company's technologies could be rendered obsolete or uneconomical by technological advances by one or more companies that address the Company's markets or by future entrants into the industry. There can be no assurance that the Company would have the resources to, or otherwise would be successful in, developing responses to technological advances by others.

       RISKS ASSOCIATED WITH ACQUISITION STRATEGY. The Company's strategy has included the acquisition of businesses that complement or augment the Company's existing services. The Company does not presently intend to actively seek to make additional acquisitions in the near future, and expects instead to concentrate its resources on strengthening its core businesses. The Company may, however, acquire one or more additional businesses if they are presented to the Company on terms the Company believes to be attractive.

       Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

                           FORWARD-LOOKING STATEMENTS

       NO ASSURANCE OF DEVELOPMENT AND COMMERCIALIZATION OF TECHNOLOGY UNDER DEVELOPMENT. The Company is currently engaged in the development of several technologies which may ultimately be commercialized to provide services to customers. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts. Technology development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of such technology. There can be no assurance that any of the technologies currently being developed by the Company, or those to be developed in the future, will be technologically feasible or accepted by the marketplace, or that any such development will be completed in any particular timeframe.

       RISKS ASSOCIATED WITH CASH MANAGEMENT ARRANGEMENT WITH THE PARENT COMPANY. The Company participates in a cash management arrangement with its parent company, Thermo Electron. Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secure creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

       POTENTIAL IMPACT OF YEAR 2000 ON PROCESSING OF DATE-SENSITIVE INFORMATION. While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Some services provided by the Company involve the delivery to clients of third-party software and hardware. In addition, certain older third-party products, which the Company no longer uses in providing its services to clients, may not be year 2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's key suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

                         SELECTED FINANCIAL INFORMATION


(In thousands except per share amounts)                          1999 (a)     1998 (b)      1997 (c)      1996 (d)       1995
------------------------------------------------------------- ------------ ------------- ------------- ------------- -----------
STATEMENT OF OPERATIONS DATA
Revenues                                                       $  141,946   $   128,409    $  114,849   $    66,957   $   51,504
Net Income (Loss)                                                  (3,861)          240        (2,681)        5,444        3,643
Earnings (Loss) per Share:
 Basic                                                              (.29)           .02          (.21)           .44          .36
 Diluted                                                            (.29)           .02          (.21)          .42          .35

BALANCE SHEET DATA
Working Capital                                                $   36,974   $    29,941    $   38,960   $    46,343   $    3,384
Total Assets                                                      141,174       140,311       136,114       135,802       79,156
Subordinated Convertible Obligations                               40,600        40,600        40,600        40,600        2,650
Shareholders' Investment                                           70,281        74,467        74,830        83,352       60,320

OTHER DATA
Cash Dividends Declared                                        $    2,610   $     2,504    $    2,557   $     2,491   $    2,012


(a)    Reflects a $9.2 million pretax charge for restructuring costs.
(b) Reflects the November 1997 acquisition of Benchmark, the August 1997 acquisition of RPM, and the May 1997 acquisition of TriTechnics and includes a pretax gain of $3.0 million from the sale of an investment in a joint venture.
(c) Reflects the September 1996 acquisition of IEM Sealand and $7.8 million of pretax restructuring costs.
(d) Reflects the May 1995 issuance of $38 million principal amount of 4 7/8% subordinated convertible debentures and a private placement of 500,000 shares of the Company's common stock for net proceeds of $6.6 million. Also reflects the December 1995 acquisition of RETEC.

THERMORETEC CORPORATION                               1999 FINANCIAL STATEMENTS

COMMON STOCK MARKET INFORMATION

       The Company's common stock is traded on the American Stock Exchange under the symbol THN. The following table sets forth the high and low sale prices of the Company's common stock for fiscal 1999 and 1998, as reported in the consolidated transaction reporting system.


                                                                                        FISCAL 1999              FISCAL 1998
                                                                             -------------------------- -------------------------
Quarter                                                                          High          Low          High          Low
---------------------------------------------------------------------------- ------------- ------------ ------------- -----------
First                                                                           $6 3/4        $4 3/8       $7 9/16       $6 1/2
Second                                                                           5 1/8         2 3/8        8 1/8         6 7/8
Third                                                                            3 1/8         1 3/4        7 11/16       5 1/2
Fourth                                                                           3 5/8         1 7/8        7 3/8         5 5/8


       As of April 30, 1999, the Company had 166 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on April 30, 1999, was $2 5/16 per share.

DIVIDEND POLICY

       The Company intends to pay cash dividends from time to time to the holders of the Company's common stock out of funds legally available therefor. The Company currently expects that such dividends will be paid semiannually. No assurance can be given, however, as to whether the Company will continue to pay dividends in the future. On August 4, 1998, and February 23, 1999, the Board of Directors declared semiannual dividends of $.10 per share, which were paid on September 1, 1998, and March 25, 1999, to shareholders of record as of August 18, 1998, and March 11, 1999, respectively.

DIVIDEND REINVESTMENT PLAN

       The ThermoRetec Corporation Dividend Reinvestment Plan permits shareholders to have their dividends reinvested automatically in additional shares of the Company's common stock without paying service charges or brokerage fees. For more details about this service, please write to:

       BankBoston N.A.
       c/o Boston EquiServe Limited Partnership
       Investor Relations Department
       P.O. Box 8040
       Boston, Massachusetts 02266-8040

                                                                      APPENDIX F

               AMENDMENT NO. 1 ON FORM 10-K/A TO ANNUAL REPORT ON
        FORM 10-K OF THERMORETEC FOR THE FISCAL YEAR ENDED APRIL 3, 1999

                                                                     APPENDIX F


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                     --------------------------------------

                         AMENDMENT NO. 1 ON FORM 10-K/A
                                  TO FORM 10-K

(mark one)


  X       Annual Report Pursuant to Section 13 or 15(d) of the Securities
-----     Exchange Act of 1934

          Transition Report Pursuant to Section 13 or 15(d)  of the Securities
-----     Exchange Act of 1934


                         Commission file number 1-12636

                             THERMORETEC CORPORATION
            (Exact name of Registrant as specified in its character)

Delaware                                                         59-3203761
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

Damonhill Square
9 Pond Lane, Suite 5A
Concord, Massachusetts                                             01743-2851
(Address of principal executive offices)                           (zip code)

       Registrant's telephone number, including area code: (781) 622-1000

           Securities registered pursuant to Section 12(b) of the Act:

                                                         Name of each exchange
Title of each class                                      on which registered
-------------------                                     ----------------------
Common Stock, $.01 par value                            American Stock Exchange

           Securities registered pursuant to section 12(g) of the Act:
                                      None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for
at least the past 90 days.   X    No     .
                            ----    -----

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference into Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by nonaffiliates of the Registrant as of April 30, 1999, was approximately $8,465,000.

As of April 30, 1999, the Registrant had 13,554,498 shares of Common Stock outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Annual Report to Shareholders for the fiscal year ended April 3, 1999, are incorporated by reference into Parts I and II.

Items 10, 11, 12 & 13 of Part III of the Registrant's Annual Report on Form 10-K for the fiscal year ended April 3, 1999 are hereby amended and restated in their entirety as follows:

                                    PART III

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         Set forth below are the names of the directors, their ages, their offices in ThermoRetec Corporation. ("ThermoRetec" or the Company"), if any, their principal occupation or employment for the past five years, the length of their tenure as directors and the names of other public companies in which such persons hold directorships. Information regarding their beneficial ownership of the Company's Common Stock and of the common stock of its parent company, Thermo TerraTech Inc. ("Thermo TerraTech"), a provider of industrial outsourcing services and manufacturing support encompassing a broad range of specialization including environmental-liability management, engineering and design, laboratory testing and metal treating, and Thermo TerraTech's parent company, Thermo Electron Corporation ("Thermo Electron"), a provider of products and services in measurement instrumentation, biomedical devices, energy, resource recovery, and emerging technologies, is reported in Item 12 - Security Ownership of Certain Beneficial Owners and Management.


-------------------------------------------------------------------------------
JOHN P. APPLETON           Dr.  Appleton,  64,  has been the  chairman  of the
                           board and a director of the Company since 1993. He
                           also served as the Company's chief executive officer
                           from September 1993 until May 1997. Dr. Appleton has
                           been the president and chief executive officer of
                           Thermo TerraTech since September 1993. He has served
                           as a vice president of Thermo Electron since 1975 in
                           various managerial capacities. Dr. Appleton also
                           serves as a director of The Randers Killam Group Inc.
                           and Thermo TerraTech.
-------------------------------------------------------------------------------
ROBERT W. DUNLAP           Dr. Dunlap, 62, has been the president, chief
                           executive officer and a director of the Company since
                           April 1998. Prior to that time, he served as a vice
                           president of the Company from May 1996 through April
                           1998 and as president and chief executive officer of
                           Remediation Technologies, Inc., which was acquired by
                           the Company in December 1995, from 1985 through April
                           1998.
-------------------------------------------------------------------------------
ELIAS P. GYFTOPOULOS       Dr. Gyftopoulos, 72, has been a director of the
                           Company since 1994. Dr. Gyftopoulos is Professor
                           Emeritus of the Massachusetts Institute of
                           Technology, where he was the Ford Professor of
                           Mechanical Engineering and of Nuclear Engineering for
                           more than twenty years prior to his retirement in
                           1996. Dr. Gyftopoulos is also a director of Thermo
                           Electron, Thermo BioAnalysis Corporation, Thermo
                           Cardiosystems Inc., ThermoLase Corporation,
                           ThermoSpectra Corporation, Thermo Vision Corporation
                           and Trex Medical Corporation.
-------------------------------------------------------------------------------
BRIAN D. HOLT              Mr. Holt, 50, has been a director of the Company
                           since November 1998. Mr. Holt has been the president
                           and chief executive officer of Thermo Ecotek
                           Corporation, a majority-owned subsidiary of Thermo
                           Electron that is involved in clean-power resources,
                           clean fuels, and naturally derived products for
                           protecting crops since February 1994. He has been the
                           chief operating officer, environmental and energy, of
                           Thermo Electron since September 1998. From March 1996
                           to September 1998, he was a vice president of Thermo
                           Electron. For more than five years prior to his
                           appointment as an officer of Thermo Ecotek
                           Corporation, he was president and chief executive
                           officer of Pacific Generation Company, a financier,
                           builder, owner, and operator of independent power
                           facilities. Mr. Holt is also a director of KFx, Inc.,
                           The Randers Killam Group Inc., Thermo Ecotek
                           Corporation, Thermo Power Corporation and Thermo
                           TerraTech.
-------------------------------------------------------------------------------
FRED HOLUBOW               Mr. Holubow, 60, has been a director of the Company
                           since 1992. Mr. Holubow has been vice president of
                           Pegasus Associates, an investment management firm,
                           for more than five years.
-------------------------------------------------------------------------------

THEO MELAS-KYRIAZI         Mr. Melas-Kyriazi, 40, has been a director of the
                           Company since 1992 and its chief financial officer
                           since January 1999. Mr. Melas-Kyriazi has also been a
                           vice president, of Thermo Electron since March 1998
                           and its chief financial officer since January 1999.
                           Prior to his appointment as a vice president at
                           Thermo Electron, Mr. Melas-Kyriazi served as
                           president and chief executive officer of
                           ThermoSpectra Corporation, a majority-owned
                           subsidiary of Thermo Electron that develops,
                           manufactures, and markets precision imaging,
                           inspection, measurement, and temperature-control
                           instrumentation for customers in an array of
                           industries from its inception until March 1998. Mr.
                           Melas-Kyriazi was treasurer of Thermo Electron from
                           1988 to August 1994. He is a director of
                           ThermoSpectra Corporation.
-------------------------------------------------------------------------------
FRANK E. MORRIS            Dr. Morris, 75, has been a director of the Company
                           since 1993. Dr. Morris served as president of the
                           Federal Reserve Bank of Boston from 1968 until he
                           retired in 1988. Dr. Morris also served as the Peter
                           Drucker Professor of Management at Boston College
                           from 1989 to 1994.
-------------------------------------------------------------------------------
WILLIAM A. RAINVILLE       Mr. Rainville, 57, has been a director of the Company
                           since June 1993. He has been president and chief
                           executive officer of Thermo Fibertek Inc., a
                           majority- owned subsidiary of Thermo Electron that
                           develops and manufactures equipment and products for
                           the papermaking and paper-recycling industries, since
                           its inception in 1991, and has been the chief
                           operating officer, recycling and recovery, of Thermo
                           Electron since September 1998. Prior to that time,
                           Mr. Rainville was a senior vice president of Thermo
                           Electron from March 1993 to September 1998; and a
                           vice president of Thermo Electron from 1986 to 1993.
                           Mr. Rainville is also a director of Thermo Ecotek
                           Corporation, Thermo Fibergen Inc., Thermo Fibertek
                           Inc. and Thermo TerraTech.
-------------------------------------------------------------------------------

COMMITTEES OF THE BOARD OF DIRECTORS AND MEETINGS

         The board of directors has established an audit committee and a human resources committee, each consisting solely of directors who are not employees of the Company, of Thermo Electron or of any other companies affiliated with Thermo Electron (also referred to as "outside directors"). The present members of the audit committee are Mr. Holubow (Chairman) and Dr. Morris. The audit committee reviews the scope of the audit with the Company's independent public accountants and meets with them for the purpose of reviewing the results of the audit subsequent to its completion. The present members of the human resources committee are Dr. Morris (Chairman), Dr. Gyftopoulos and Mr. Holubow. The human resources committee reviews the performance of senior members of management, recommends executive compensation and administers the Company's stock option and other stock-based compensation plans. The Company does not have a nominating committee of the board of directors. The board of directors met five times, the audit committee met twice and the human resources committee met six times during fiscal 1999. Each director attended at least 75% of all meetings of the board of directors and committees on which he served held during fiscal 1999, except Mr. Rainville, who attended 40% of such meetings. Mr. Rainville is also the president and chief executive officer of Thermo Fibertek Inc., another majority-owned subsidiary of Thermo Electron, and is required to travel extensively in his position. Mr. Rainville missed three meetings due to travel on company business.

         The board of directors has also established a special committee (the "Special Committee") consisting solely of one outside director for the purpose of evaluating the merits and negotiating the terms of the proposed transaction with Thermo Electron pursuant to which the Company would be taken private, considering such alternatives as the Special Committee deems appropriate and making a recommendation to the full board of directors on whether or not to approve any such proposed transaction. See Item 13 - Certain Relationships and Related Transactions. The sole member of the Special Committee is Mr.
Holubow.

COMPENSATION OF DIRECTORS

         CASH COMPENSATION

         Outside directors receive an annual retainer of $2,000 and a fee of $1,000 per day for attending regular meetings of the board of directors and $500 per day for participating in meetings of the board of directors held by means of conference telephone and for participating in certain meetings of committees of the board of directors. Payment of directors' fees is made quarterly. Dr. Appleton, Dr. Dunlap, Mr. Melas-Kyriazi and Mr. Rainville are all employees of Thermo Electron or its subsidiaries and do not receive any cash compensation from the Company for their services as directors. Directors are also reimbursed for out-of-pocket expenses incurred in attending such meetings.

         In addition, the member of the Special Committee receives a one-time retainer of $20,000 and a fee of $1,000 per day for attending regular meetings of the Special Committee and $500 per day for participating in meetings of the Special Committee held by means of conference telephone.

         DEFERRED COMPENSATION PLAN FOR DIRECTORS

         Under the Company's deferred compensation plan for directors (the "Deferred Compensation Plan"), a director has the right to defer receipt of his cash fees until he ceases to serve as a director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of the Company that is not approved by the board of directors, deferred amounts become payable immediately. Either of the following is deemed to be a change of control: (a) the acquisition, without the prior approval of the board of directors, directly or indirectly, by any person of 50% or more of the outstanding Common Stock or the outstanding common stock of Thermo TerraTech or 25% or more of the outstanding common stock of Thermo Electron; or (b) the failure of the persons serving on the board of directors immediately prior to any contested election of directors or any exchange offer or tender offer for the Common Stock or the common stock of Thermo TerraTech or Thermo Electron to constitute a majority of the board of directors at any time within two years following any such event. Amounts deferred pursuant to the Deferred Compensation Plan are valued at the end of each quarter as units of the Company's Common Stock. When payable, amounts deferred may be disbursed solely in shares of Common Stock accumulated under the Deferred Compensation Plan. A total of 37,500 shares of Common Stock have been reserved for issuance under the Deferred Compensation Plan. As of April 3, 1999, deferred units equal to approximately 14,468 shares of Common Stock were accumulated under the Deferred Compensation Plan.

         DIRECTORS STOCK OPTION PLAN

         The Company's directors stock option plan, (the "Directors Plan"), provides for the grant of stock options to purchase shares of Common Stock of the Company to outside directors as additional compensation for their service as directors.

         The Directors Plan originally provided for the grant of stock options upon a director's initial appointment. Outside directors appointed before the amendment of the plan received an option to purchase 22,500 shares of Common Stock upon their appointment or election. The plan, as amended in 1995, now provides that the size of the award to new directors is reduced by 4,500 shares each year until 1999, when the initial grant for new directors will be eliminated entirely. Accordingly, directors first appointed or elected in 1997 will receive options to purchase 9,000 shares, directors first appointed or elected in 1998 will receive options to purchase 4,500 shares and directors first appointed or elected in 1999 and thereafter will not receive an initial option grant. Options granted upon a director's election or appointment may be exercised at any time from and after the six-month anniversary of the grant date of the option and prior to the expiration of the option on the fifth anniversary of the grant date. Such options are subject to restrictions on resale and to the repurchase by the Company of the shares subject to option at the exercise price if the director ceases to serve as a director of the Company, Thermo Electron or any subsidiary of Thermo Electron, for any reason other than death. The restriction and repurchase rights lapse in equal installments of 4,500 shares starting with the first anniversary of the grant date, provided the director has continuously served as a director of the Company or any other Thermo Electron company prior to that date.

         Commencing with the 1998 Annual Meeting of Stockholders, outside directors receive an annual grant of options to purchase 1,000 shares of Common Stock pursuant to the Directors Plan at the close of business on the date of each Annual Meeting of the Stockholders of the Company. Options evidencing annual grants may be exercised at any time from and after the six month anniversary of the grant date of the option and prior to the expiration of the option on the third anniversary of the grant date. Shares acquired upon exercise of the options are subject to repurchase by the Company at the exercise price if the recipient ceases to serve as a director of the Company or any other Thermo Electron company prior to the first anniversary of the grant date.

         The exercise price for options granted under the Directors Plan is the average of the closing prices of the Common Stock as reported on the American Stock Exchange (or other principal market on which the Common Stock is then traded) for the five trading days immediately preceding and including the date of grant, or, if the shares are not then traded, at the last price per share paid by third parties in an arms-length transaction prior to the option grant. As of May 31, 1999, options to purchase 78,000 shares of Common Stock had been granted and were outstanding under the Directors Plan, no options had lapsed or been exercised, and options to purchase 72,000 shares of Common Stock were reserved and available for grant under the Directors Plan.

STOCK OWNERSHIP POLICIES FOR DIRECTORS

         The human resources committee of the board of directors (the "Committee") has established a stock holding policy for directors. The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock. Directors are requested to achieve this ownership within a three year period. The chief executive officers of the Company is required to comply with a separate stock holding policy established by the Committee, which is described in Item 11 Executive Compensation - Stock Ownership Policies.

         In addition, the Committee has adopted a policy requiring directors to hold shares of the Company's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option. This policy is also applicable to executive officers and is described in Item 11 - Executive Compensation - Stock Ownership Policies.

EXECUTIVE OFFICERS

         Reference is made to Item 1(e) of this Report for information regarding the Executive Officers of the Registrant.

ITEM 11 - EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

NOTE: All share data for the common stock of The Randers Killam Group Inc., a majority-owned subsidiary of Thermo TerraTech, has been adjusted to reflect a one-for-five reverse stock split effected in February 1999.

         The following table summarizes compensation during the last three fiscal years for services to the Company in all capacities awarded to, earned by or paid to the Company's chief executive officer and its four other most highly compensated executive officers. These executive officers are together referred to as the "named executive officers." No other executive officer of the Company met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules.

         The Company is required to appoint certain executive officers and full-time employees of Thermo Electron as executive officers of the Company, in accordance with the Thermo Electron Corporate Charter. The compensation for these executive officers is determined and paid entirely by Thermo Electron. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under the Corporate Services Agreement between the Company and Thermo Electron. See Item 13 - Certain Relationships and Related Transactions. Accordingly, the compensation for these individuals is not reported in the following table.


                                              SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------
                                                                     LONG TERM COMPENSATION
                                                                     -----------------------
                                                                     RESTRICTED       SECURITIES
                             FISCAL ANNUAL COMPENSATION               STOCK           UNDERLYING       ALL OTHER
        NAME AND                    -------------------              AWARD (1)        OPTIONS (2)   COMPENSATION (3)
    PRINCIPAL POSITION       YEAR       SALARY     BONUS            -----------      ------------   ----------------
    ------------------       ----       ------     ------

Robert W. Dunlap (4)         1999       $190,000    $65,000           $124,875         8,000 (THN)       $  9,600
   President & Chief                                                                   2,900 (TMO)
   Executive Officer                                                                   8,000 (TTT)
                             1998       $165,000         $0 (5)          --           24,000 (RGI)       $  9,500
                             1997       $165,000    $35,000              --           10,000 (TMO)       $  5,088
                                                                                      10,000 (TTT)
------------------------------------------------------------------------------------------------------------------------
Jeffrey L. Powell (6 )       1999       $145,000    $44,000         $49,500            1,000 (TMO)       $  8,237(7)
   Senior Vice President                                                               5,000 (TTT)
   and former Chief          1998       $145,000         $0 (5)          --              700 (TMO)       $60,304 (7)
   Executive Officer                                                                   2,000 (MKA)
                                                                                       2,000 (ONX)
                                                                                      24,000 (RGI)
                                                                                       2,000 (TDX)
                                                                                       1,000 (TISI)
                                                                                       2,000 (TRIL)
                                                                                       1,500 (VIZ)
                                                                                       2,000 (TRCC)
                             1997       $122,000    $40,000              --              600 (TMO)       $  7,023
                                                                                       2,000 (TFG)
                                                                                       6,000 (TOC)
------------------------------------------------------------------------------------------------------------------------
Nels R. Johnson              1999       $105,000    $29,000              --            3,000 (TMO)       $  5,665
  Vice President                                                                       5,000 (TTT)
                             1998       $101,000    $26,000              --            7,000 (THN)       $  9,344
                                                                                         800 (TMO)
                                                                                       2,400 (RGI)
                             1997        $97,300    $28,000              --            8,000 (THN)       $  5,275
                                                                                         900 (TMO)
------------------------------------------------------------------------------------------------------------------------
Norman A. Pedersen (8)       1999       $102,000    $28,000              --            1,000 (THN)       $  6,821 (9)
  Former Vice President,                                                                 900 (TMO)
  Business Development                                                                 2,500 (TTT)
                             1998        $98,000    $19,000              --           20,000 (THN)       $  9,991 (9)
                                                                                         800 (TMO)
                                                                                       6,000 (RGI)
------------------------------------------------------------------------------------------------------------------------
James Lousararian (10)       1999        $71,875    $17,500              --             -- --            $51,561 (11)
   Former Vice President     1998       $110,000         $0 (5)          --           20,000 (THN)       $  5,576 (11)
                                                                                       9,600 (RGI)
                             1997       $106,000    $25,000              --           10,000 (THN)       $  6,567
------------------------------------------------------------------------------------------------------------------------


(1) In fiscal 1999, Dr. Dunlap and Mr. Powell were awarded 22,200 and 8,800 shares, respectively, of restricted stock of Thermo TerraTech with a value of $124,875 and $49,500, respectively, on the grant date. The restricted stock awards vest in their entirety on January 2, 2002. Dividends are payable on restricted stock. At the end of fiscal 1999, Dr. Dunlap and Mr. Powell held 22,200 and 8,800 shares, respectively, of restricted stock of Thermo TerraTech with an aggregate value of $111,000 and $44,000, respectively.

(2) Options to purchase Common Stock granted by the Company are designated in the table as "THN". In addition, the named executive officers have also been granted options to purchase the common stock of the following Thermo Electron companies during the last three fiscal years as part of Thermo Electron's stock option program: Thermo Electron (designated in the table as TMO), Thermo TerraTech (designated in the table as TTT), The Randers Killam Group Inc. (designated in the table as RGI), Metrika Systems Corporation (designated in the table as MKA), ONIX Systems Inc. (designated in the table as ONX), Thermedics Detection Inc. (designated in the table as TDX), Thermo Fibergen Inc. (designated in the table as
         TFG), Thermo Information Solutions Inc. (designated in the Table as
         TISI), Thermo Optek Corporation (designated in the table as TOC), Thermo Trilogy Corporation (designated in the table as TRIL), Thermo Vision Corporation (designated in the table as VIZ) and Trex Communications Corporation (designated in the table as TRCC).

(3) Represents the amount of matching contributions made by the individual's employer on behalf of named executive officers participating in the Thermo Electron 401(k) plan or, in the case of Dr. Dunlap, the RETEC Employees' Savings and Profit Sharing Plan.

(4) Dr. Dunlap was appointed president and chief executive officer of the Company on April 30, 1998. He served as vice president of the Company from May 8, 1996 through April 30, 1998.

(5) Dr. Dunlap, Mr. Powell and Mr. Lousararian each elected to forego their bonuses for fiscal 1998 in light of the Company's operating and stock price performance in fiscal 1998.

(6) Mr. Powell served as president and chief executive officer of the Company from May 14, 1997 through April 30, 1998, when he was named senior vice president of the Company. He served as president and chief operating officer of the Company prior to his promotion to chief executive officer.

(7) In addition to the matching contribution referred to in footnote (3), such amount includes the reimbursement by the Company of $50,000 in expenses associated with Mr. Powell's relocation to Concord, Massachusetts in fiscal 1998 and $3,218 and $932, which represents the amount of compensation in fiscal 1999 and 1998, respectively, attributable to interest-free loans provided to Mr. Powell pursuant to the stock holding assistance plan of the Company. See Item 13 - Certain Relationships and Related Transactions - Stock Holding Assistance Plans.

(8) Mr. Pedersen was appointed an executive officer of the Company on May 14, 1997, and resigned on May 17, 1999.

(9) In addition to the matching contribution referred to in footnote (3), such amount includes $2,460 and $645, which represents the amount of compensation in fiscal 1999 and 1998, respectively, attributable to interest-free loans provided to Mr. Pedersen pursuant to the stock holding assistance plan of the Company. See Item 13 - Certain Relationships and Related Transactions - Stock Holding Assistance Plans.

(10) Mr. Lousararian resigned as a vice president of the Company effective November 18, 1998.

(11) In addition to the matching contribution referred to in footnote (3), such amount includes $2,554 and $671, which represents the amount of compensation in fiscal 1999 and 1998, respectively, attributable to interest free loans provided to Mr. Lousararian pursuant to the stock holding assistance plan of the Company. See Item 13 - Certain Relationships and Related Transactions - Stock Holding Assistance Plans. Such amount also includes approximately $43,125 paid to Mr. Lousararian in connection with his resignation as a Vice President of the Company, which represents the remainder of Mr. Lousararian's salary from his resignation through the end of fiscal 1999 ("Severance Payment"). The Severance Payment was added to Mr. Lousararian's salary and annual bonus in determining whether his annual compensation exceeded $100,000.

STOCK OPTIONS GRANTED DURING FISCAL 1999

          The following table sets forth information concerning individual grants of stock options made during fiscal 1999 to the Company's named executive officers. It has not been the Company's policy in the past to grant stock appreciation rights, and no such rights were granted during fiscal 1999.


                                             OPTION GRANTS IN FISCAL 1999
-----------------------------------------------------------------------------------------------------------------------
                                                                                               Potential Realizable
                                                                                                 Value At Assumed
                                                    Percent Of                                 ANNUAL RATES OF STOCK
                         NUMBER OF SECURITIES     TOTAL OPTIONS                               PRICE APPRECIATION FOR
                          UNDERLYING OPTIONS        GRANTED TO       EXERCISE                     OPTION TERM (2)
                             GRANTED AND           EMPLOYEES IN     PRICE PER    EXPIRATION    ----------------------
         NAME                COMPANY (1)            FISCAL YEAR        SHARE        DATE          5%           10%
         ----                -----------            -----------        -----        ----          --           ---



Robert W. Dunlap              8,000 (THN)           1.08%               $2.45     2/23/04           $5,440     $12,000
                              2,900 (TMO)           0.07%    (3)       $16.20     9/23/03          $12,992     $28,681
                              8,000 (TTT)           0.67%    (3)        $5.03     2/24/04          $11,120     $24,560
-----------------------------------------------------------------------------------------------------------------------
Jeffrey L. Powell             1,000 (TMO)           0.02%    (3)       $34.50      6/2/03           $9,530     $21,060
                              5,000 (TTT)           0.42%    (3)        $5.03     2/24/04           $6,950     $15,350
-----------------------------------------------------------------------------------------------------------------------
Nels R. Johnson                 800 (TMO)           0.02%    (3)       $34.50      6/2/03           $7,624     $16,848
                              2,200 (TMO)           0.05%    (3)       $16.20     9/23/03           $9,856     $21,758
                              5,000 (TTT)           0.42%    (3)        $5.03     2/24/04           $6,950     $15,350
-----------------------------------------------------------------------------------------------------------------------
Norman A. Pedersen            1,000 (THN)           0.13%               $2.45     2/23/04             $680      $1,500
                                900 (TMO)           0.02%    (3)       $34.50      6/2/03           $8,577     $18,954
                              2,500 (TTT)           0.21%    (3)        $5.03     2/24/04           $3,475      $7,675
-----------------------------------------------------------------------------------------------------------------------
James Lousararian                --                    --                  --          --               --          --
-----------------------------------------------------------------------------------------------------------------------



(1) All of the options granted during the fiscal year are immediately exercisable at the date of grant. In all cases, the shares acquired upon exercise are subject to repurchase by the granting company at the exercise price if the optionee ceases to be employed by such company or any other Thermo Electron company. The granting company may exercise its repurchase rights within six months after the termination of the optionee's employment. The repurchase rights generally lapse ratably over a one- to five-year period, depending on the option term, which may vary from five to ten years, provided the optionee continues to be employed by the granting company or any other Thermo Electron company. The granting corporation may permit the holders of options to exercise options and to satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation. Please see footnote (2) under Summary Compensation Table above for the company abbreviations used in this table.

(2) The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock of the applicable corporation, the optionee's continued employment through the option period and the date on which the options are exercised.

(3) These options were granted under stock option plans maintained by Thermo Electron or its subsidiaries other than the Company as part of Thermo Electron's compensation program and accordingly are reported as a percentage of total options granted to employees of Thermo Electron and its subsidiaries.

STOCK OPTIONS EXERCISED DURING FISCAL 1999 AND FISCAL YEAR-END OPTION VALUES

          The following table reports certain information regarding stock option exercises during fiscal 1999 and outstanding stock options held at the end of fiscal 1999 by the Company's named executive officers. No stock appreciation rights were exercised or were outstanding during fiscal 1999.


                   AGGREGATED OPTION EXERCISES IN FISCAL 1999 AND FISCAL 1999 YEAR-END OPTION VALUES
-------------------------------------------------------------------------------------------------------------------------
                                                                                                          VALUE OF
                                                                                     NUMBER OF           UNEXERCISED
                                                                                    UNEXERCISED         IN-THE-MONEY
                                                  SHARES                         OPTIONS AT FISCAL    OPTIONS AT FISCAL
                                                 ACQUIRED                            YEAR-END             YEAR-END
                                                    ON           VALUE             (EXERCISABLE/         (EXERCISABLE/
           NAME               COMPANY (1)        EXERCISE       REALIZED (2)     UNEXERCISABLE) (1)     UNEXERCISABLE)
           ----               -----------        --------       ------------    ------------------      --------------


Robert W. Dunlap                  THN               --               --              8,000  /0             $400  /--
                                  TMO               --               --             12,900  /0               $0  /--
                                  RGI               --               --             24,000  /0               $0  /--
                                  TTT               --               --             18,000  /0               $0  /--
-------------------------------------------------------------------------------------------------------------------------
Jeffrey L. Powell                 THN               --               --            111,000  /0               $0  /--
                                  TMO               300            $3,101           35,112  /0 (3)       $4,680  /--
                                  MKA               --               --              2,000  /0               $0  /--
                                  ONX               --               --              2,000  /0               $0  /--
                                  RGI               --               --             24,000  /0               $0  /--
                                  TDX               --               --              2,000  /0               $0  /--
                                  TBA               --               --              2,000  /0          $17,500  /--
                                  TFG               --               --              2,000  /0               $0  /--
                                  TFT              4,500           $34,875               0  /0               $0  /--
                                 TISI               --               --                  0 /1,000            -- /$0 (4)
                                  TLZ               --               --              5,000  /0               $0  /--
                                  TLT               --               --                  0 /2,000            -- /$0 (4)
                                  TOC               --               --              6,000  /0               $0  /--
                                  TMQ               --               --              6,000  /0               $0  /--
                                  TSR               --               --              2,000  /0               $0  /--
                                  TTT               --               --             28,000  /0               $0  /--
                                 TRIL               --               --                  0 /2,000            -- /$0 (4)
                                  VIZ               --               --              1,500  /0               $0  /--
                                 TRCC               --               --                  0 /2,000            -- /$0 (4)
                                  TXM               --               --              4,000  /0               $0  /--
-------------------------------------------------------------------------------------------------------------------------
Nels R. Johnson                   THN              --                --             37,250  /0               $0  /--
                                  TMO              --                --             17,295  /0           $7,489  /--
                                  RGI              --                --              2,400  /0               $0  /--
                                  THI              --                --             11,718  /0          $11,402  /--
                                  THS              --                --                600  /0-              $0  /--
                                  TTT              --                --             17,000  /0               $0  /--
-------------------------------------------------------------------------------------------------------------------------
Norman A. Pedersen (5)            THN              --                --             54,000  /0              $50  /--
                                  TMO              --                --              6,700  /0               $0  /--
                                  RGI              --                --              6,000  /0               $0  /--
                                  THP            10,000            $11,075               0  /0               $0  /--
                                  TTT              --                --             18,500  /0               $0  /--
-------------------------------------------------------------------------------------------------------------------------
James Lousararian                 TMO              --                --              2,025  /0           $1,945  /--
                                  TFT             4,500            $20,250               0  /0               $0  /--
-------------------------------------------------------------------------------------------------------------------------


(1) All of the options reported outstanding at the end of the fiscal year are immediately exercisable as of fiscal year-end, except options to purchase the common stock of Thermo Information Solutions Inc., ThermoLyte Corporation, Thermo Trilogy Corporation and Trex Communications Corporation which are not exercisable until the earlier of (i) 90 days after the effective date of the registration of that company's common stock under Section 12 of the Exchange Act or (ii) nine years from the grant date. In all cases, the shares acquired upon exercise of the options reported in the table are subject to repurchase by the granting company at the exercise price if the optionee ceases to be employed by such company or any other Thermo Electron company. The granting company may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly-traded companies, the repurchase rights generally lapse ratably over a one- to ten-year period, depending on the option term, which may vary from five to twelve years, provided that the optionee continues to be employed by the granting company or any other Thermo Electron company. For companies whose shares are not publicly traded, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date. The granting company may permit the holder of options to exercise options and to satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation. Certain options have three-year terms and the repurchase rights lapse in their entirety on the second anniversary of the grant date. Please see footnote (2) under Summary Compensation Table above for the company abbreviations used in this table. In addition, company abbreviations used in this table and not defined in footnote (2) are defined as follows: Thermo BioAnalysis Corporation (designated in the table as TBA), Thermo Fibertek Inc. (designated in the table as TFT), ThermoLase Corporation (designated in the table as TLZ), ThermoLyte Corporation (designated in the table as TLT), ThermoQuest Corporation (designated in the table as TMQ), Thermo Sentron Inc. (designated in the table as
         TSR) and Trex Medical Corporation (designated in the table as TXM)

(2) Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of the option because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

(3) Options to purchase 22,500 shares of the common stock of Thermo Electron granted to Mr. Powell are subject to the same terms as described in footnote (1), except that the repurchase rights of the granting corporation generally do not lapse until the tenth anniversary of the grant date. In the event of the employee's death or involuntary termination prior to the tenth anniversary of the grant date, the repurchase rights of the granting corporation shall be deemed to lapse ratably over a five-year period commencing with the fifth anniversary of the grant date.

(4) No public market existed for the shares underlying these options as of April 3, 1999. Accordingly, no value in excess of exercise price has been attributed to these options.

(5) Mr. Pedersen was employed by Thermo Electron prior to joining the Company and has been granted options to purchase shares of the common stock of Thermo Electron and certain of its subsidiaries other than the Company from time to time by Thermo Electron or such other subsidiaries. These options are not reported here as they were granted as compensation for service to Thermo Electron companies in capacities other than in his capacity as a vice president of the Company.

EXECUTIVE RETENTION AGREEMENTS

         Thermo Electron has entered into agreements with certain executive officers and key employees of Thermo Electron and its subsidiaries that provide severance benefits if there is a change in control of Thermo Electron and their employment is terminated by Thermo Electron "without cause" or by the individual for "good reason", as those terms are defined therein, within 18 months thereafter. For purposes of these agreements, a change in control exists upon
(i) the acquisition by any person of 40% or more of the outstanding common stock or voting securities of Thermo Electron; (ii) the failure of the Thermo Electron board of directors to include a majority of directors who are "continuing directors", which term is defined to include directors who were members of Thermo Electron's board on the date of the agreement or who subsequent to the date of the agreement were nominated or elected by a majority of directors who were "continuing directors" at the time of such nomination or election; (iii) the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving Thermo Electron or the sale or other disposition of all or substantially all of the assets of Thermo Electron unless immediately after such transaction (a) all holders of Thermo Electron common stock immediately prior to such transaction own more than 60% of the outstanding voting securities of the resulting or acquiring corporation in substantially the same proportions as their ownership immediately prior to such transaction and
(b) no person after the transaction owns 40% or more of the outstanding voting securities of the resulting or acquiring corporation; or (iv) approval by stockholders of a complete liquidation or dissolution of Thermo Electron.

         In 1998, Thermo Electron authorized an executive retention agreement with Dr. Dunlap. This agreement provides that in the event Dr. Dunlap's employment is terminated under the circumstances described above, he would be entitled to a lump sum payment equal to the sum of (a) one times his highest annual base salary in any 12 month period during the prior five-year period, plus (b) one times his highest annual bonus in any 12 month period during the prior five-year period. In addition, he would be provided benefits for a period of one year after such termination substantially equivalent to the benefits package he would have been otherwise entitled to receive if he was not terminated. Further, all repurchase rights of Thermo Electron and its subsidiaries shall lapse in their entirety with respect to all options that he holds in Thermo Electron and its subsidiaries, including the Company, as of the date of the change in control. Finally, Dr. Dunlap would be entitled to a cash payment equal to $15,000, to be used toward outplacement services.

         Assuming that the severance benefits would have been payable as of April 5, 1999, the lump sum salary and bonus payment under such agreement to Dr. Dunlap would have been approximately $289,000. In the event that payments under these agreements are deemed to be so called "excess parachute payments" under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Dr. Dunlap would be entitled to receive a gross-up payment equal to the amount of any excise tax payable by him with respect to such payment, plus the amount of all other additional taxes imposed on him attributable to the receipt of such gross-up payment.

STOCK OWNERSHIP POLICIES

         The human resources committee of the board of directors (the "Committee") established a stock holding policy for executive officers of the Company that required executive officers to own a multiple of their compensation in shares of Common Stock. For the chief executive officer, the multiple is one times his base salary and reference incentive compensation for the fiscal year. For all other officers, the multiple was one times the officer's base salary. The Committee deemed it appropriate to permit officers to achieve these ownership levels over a three-year period. The policy has been amended to apply only to the chief executive officer.

         In order to assist executive officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Company is authorized to make interest-free loans to executive officers to enable them to purchase shares of Common Stock in the open market. This plan was also amended to apply only to the chief executive officer. The loans are required to be repaid upon the earlier of demand or the tenth anniversary of the date of the loan, unless otherwise determined by the Committee.

         The Committee also has a policy requiring its executive officers to hold shares of Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the beneficial ownership of Common Stock, as well as the common stock of Thermo TerraTech, the Company's parent company, and of Thermo Electron, Thermo TerraTech's parent company, as of May 31, 1999, with respect to (i) each director, (ii) each executive officer named in the summary compensation table set forth in Item 11 - Executive Compensation (the "named executive officers") and (iii) all directors and current executive officers as a group. In addition, the following table sets forth the beneficial ownership of Common Stock, as of May 31, 1999, with respect to each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.

         While certain directors or executive officers of the Company are also directors or executive officers of Thermo Electron or Thermo TerraTech, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo TerraTech or Thermo Electron.



                                           THERMORETEC            THERMO TERRATECH         THERMO ELECTRON
             NAME (1)                    CORPORATION (2)              INC. (3)             CORPORATION (4)
             --------                    ---------------              --------             ---------------


Thermo Electron Corporation (5)            10,258,990                      N/A                      N/A
William Harris Investors, Inc. (6)          1,081,882                      N/A                      N/A
John P. Appleton                               73,000                  305,939                  154,363
Robert W. Dunlap                              103,842                   40,200                   13,755
Elias P. Gyftopoulos                           31,133                    3,040                   70,698
Brian D. Holt                                       0                  250,000                  286,943
Fred Holubow                                   59,892                   16,500                    6,000
Nels R. Johnson                                37,688                   17,958                   20,352
James Lousararian                              10,041                      226                    3,362
Theo Melas-Kyriazi                             22,500                   53,618                  312,043
Frank E. Morris                                33,325                    1,500                   25,214
Norman A. Pedersen                             63,144                   18,500                   13,907
Jeffrey L. Powell                             121,000                   56,635                   36,831
William A. Rainville                           24,000                   60,000                  352,959
All directors and current executive
 officers as a group                          602,564                  835,313                1,497,332
 (11 persons)


(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children and all share ownership includes sole voting and investment power.

(2) Shares of Common Stock beneficially owned by Dr. Appleton, Dr. Dunlap, Dr. Gyftopoulos, Mr. Holubow, Mr. Johnson, Mr. Melas-Kyriazi, Dr. Morris, Mr. Pedersen, Mr. Powell, Mr. Rainville and all directors and current executive officers as a group include 63,000, 8,000, 29,600, 26,450, 37,250, 22,500, 26,450, 54,000, 111,000, 22,500 and 415,750
         shares, respectively, that such person or group has the right to acquire within 60 days of May 31, 1999, through the exercise of stock options. Shares beneficially owned by Dr. Gyftopoulos, Mr. Holubow, Dr. Morris and all directors and current executive officers as a group include 533, 7,060, 6,875 and 14,468 shares, respectively, that had been allocated through April 3, 1999, to their respective accounts maintained under the Deferred Compensation Plan. Shares of Common Stock beneficially owned by Dr. Dunlap and all directors and current executive officers as a group include warrants to purchase 23,962 shares issued in connection with the acquisition of Remediation Technologies Inc. by the Company. No director or named executive officer beneficially owned more than 1% of the Common Stock outstanding as of May 31, 1999; all directors and current executive officers as a group beneficially owned 4.43% of the Common Stock outstanding as of such date.

(3) Shares of the common stock of Thermo TerraTech beneficially owned by Dr. Appleton, Dr. Dunlap, Dr. Gyftopoulos, Mr. Holt, Mr. Johnson, Mr. Melas-Kyriazi, Dr. Morris, Mr. Pedersen, Mr. Powell, Mr. Rainville and all directors and current executive officers as a group include 275,000, 18,000, 1,500, 250,000, 17,000, 53,000, 1,500, 18,500, 28,000,
         60,000 and 727,500 shares, respectively, that such person or group has the right to acquire within 60 days of May 31, 1999, through the exercise of stock options. Shares beneficially owned by Mr. Holubow and all directors and current executive officers as a group each include 16,500 shares that Mr. Holubow has the right to acquire within 60 days of May 31, 1999, through the exercise of stock purchase warrants acquired in connection with private placements of the securities of Thermo TerraTech on terms identical to terms granted to unaffiliated investors. Shares beneficially owned by Dr. Appleton, Mr. Melas-Kyriazi, and all directors and current executive officers as a group include 305, 299 and 907 shares, respectively, allocated through May 31, 1999, to accounts maintained pursuant to the ESOP. Except for Dr. Appleton, who beneficially owned 1.58% and Mr. Holt who beneficially owned 1.3% of the common stock outstanding as of May 31, 1999, no director or named executive officer beneficially owned more than 1% of the common stock of Thermo TerraTech outstanding as of such date; all directors and current executive officers as a group beneficially owned 4.34% of the common stock of Thermo TerraTech outstanding as of May 31, 1999.

(4) Shares of the common stock of Thermo Electron beneficially owned by Dr. Appleton, Dr. Dunlap, Dr. Gyftopoulos, Mr. Holt, Mr. Johnson, Mr. Melas-Kyriazi, Dr. Morris, Mr. Pedersen, Mr. Powell, Mr. Rainville and all directors and current executive officers as a group include 116,902 12,900, 7,625, 283,950, 14,765, 275,811, 7,625, 6,700, 30,050, 286,837,
         and 1,211,152 shares, respectively, that such person or group has the right to acquire within 60 days of May 31, 1999, through the exercise of stock options. Shares beneficially owned by Dr. Appleton, Mr. Melas-Kyriazi and all directors and current executive officers as a group include 1,615, 1,071, and 4,112 shares, respectively, allocated through May 31, 1999, to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan ("ESOP"), of which the trustees, who have investment power over its assets are officers of Thermo Electron. Shares beneficially owned by Dr. Gyftopoulos, Dr. Morris and all directors and current executive officers as a group include 494, 11,924 and 12,418 shares, respectively, that had been allocated through April 3, 1999, to their respective accounts maintained pursuant to Thermo Electron's deferred compensation plan for directors. Shares beneficially owned by Dr. Morris include 3,415 shares owned by his spouse. No director or named executive officer beneficially owned more than 1% of the common stock of Thermo Electron outstanding as of May 31, 1999; all directors and current executive officers as a group did not beneficially own more than 1% of the common stock of Thermo Electron outstanding as of such date.

(5) Shares beneficially owned by Thermo Electron includes 239,955 shares of Common Stock issuable upon the conversion of the Company's 4 7/8% convertible debentures due 2000 owned by Thermo Electron and also includes. Also includes 269,492 shares of Common Stock issuable upon conversion of the Company's 3 7/8% convertible debentures due 2000 owned by Thermo TerraTech. As of May 31, 1999, Thermo Electron, primarily through its majority-owned subsidiary, Thermo TerraTech, beneficially owned approximately 74.22% of the outstanding Common Stock. Thermo Electron's address is 81 Wyman Street, Waltham, Massachusetts 02454-9046. As of May 31, 1999, Thermo Electron had the power to elect all of the members of the Company's board of directors.

(6) Information regarding the number of shares of Common Stock beneficially owned by William Harris Investors, Inc. ("Harris") is based upon the most recent Schedule 13G of Harris received by the Company which reported such ownership as of December 31, 1998. These shares of Common Stock have been acquired by Harris on behalf of discretionary clients of Harris. Harris has shared voting power and sole dispositive power with respect to these shares of Common Stock. Harris is an investment adviser registered under Section 203 of the Investment Adviser Act of 1940, as amended. Its address is 2 North LaSalle Street, Suite 400, Chicago, Illinois 60602. As of December 31, 1998, Harris beneficially owned approximately 8.2% of the outstanding Common Stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") requires the Company's directors and executive officers, and beneficial owners of more than 10% of the Common Stock, such as Thermo Electron and Thermo TerraTech, to file with the Securities and Exchange Commission initial reports of ownership and periodic reports of changes in ownership of the Company's securities. Based upon a review of such filings, all Section 16(a) filing requirements applicable to such persons were complied with during fiscal 1999, except in the following instances. Mr. Holt, a director of the Company, filed his Form 3 late. Thermo Electron filed two Form 4s late, reporting the acquisition of shares of Common Stock associated with the Company's dividend reinvestment plan and three transactions associated with the grant and lapse of options to purchase Common Stock granted to employees under its stock option program.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Thermo Electron has, from time to time, caused its subsidiaries to sell minority interests to investors, resulting in several majority-owned, private and publicly-held subsidiaries. Thermo TerraTech has created the Company as a majority-owned, publicly-held subsidiary. The Company and such other majority-owned Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries."

         Thermo Electron and each of the Thermo Subsidiaries recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries, including the Company, have adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their stockholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

         To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt or other obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and the Thermo Subsidiaries.

         The Charter currently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participate. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement and tax allocation agreement (if any) in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. In addition, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

         As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and financial and other services to the Company. The Company was assessed an annual fee equal to 0.8% of the Company's revenues for these services in fiscal 1999. The annual fee will remain at 0.8% of the Company's revenues for fiscal 2000. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron. During fiscal 1999, Thermo Electron assessed the Company $1,136,000 in fees under the Services Agreement. Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. In fiscal 1999, the Company was billed an additional $57,000 by Thermo Electron for certain administrative services required by the Company that were not covered by the Services Agreement. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.

         Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company, and its sister subsidiary, The Randers Killam Group Inc., as well as their parent company, Thermo TerraTech Inc., would be merged into Thermo Electron. As a result, all three companies would become wholly owned subsidiaries of Thermo Electron. The public shareholders of all three companies would receive common stock in Thermo Electron in exchange for their shares. The completion of these transactions is subject to numerous conditions, including the establishment of prices and exchange ratios; confirmation of anticipated tax consequences; the approval of the Board of Directors of Thermo TerraTech and Randers Killam; the negotiation and execution of definitive merger agreements; the receipt of fairness opinions from investment banking firms that the transactions are fair to the Company's and subsidiaries' shareholders (other than Thermo TerraTech and Thermo Electron) from a financial point of view; the approval of the Company's Board of Directors, including its independent directors; and completion of review by the Securities and Exchange Commission of any necessary documents regarding the proposed transactions.

         From time to time the Company may transact business with other companies in the Thermo Group.

         The Company purchases and sells services in the ordinary course of business to other companies affiliated with Thermo TerraTech. In fiscal 1999, the Company sold a total of $730,000 of products to other companies affiliated with Thermo TerraTech and purchased a total of $432,000 of services from such companies. The Company derived revenues of $347,000 in fiscal 1999 from a joint venture with Thermo EuroTech N.V., a majority-owned subsidiary of Thermo TerraTech, which was established in fiscal 1998 to provide soil-remediation services in Europe.

         In March 1999, as settlement of a note receivable, the Company received 118,707 shares of Thermo TerraTech common stock. The Company immediately sold the shares to Thermo TerraTech at fair market value and received proceeds of $668,000.

         At April 3, 1999, the Company owed Thermo Electron and its other subsidiaries an aggregate of $2,109,000 for amounts due under the Services Agreement and related administrative charges, for other products and services, and for miscellaneous items, net of amounts owed to the Company by Thermo Electron and its other subsidiaries for products, services and other miscellaneous items. The largest amount of such net indebtedness owed by the Company to Thermo Electron and its other subsidiaries since April 4, 1998 was $2,109,000. These amounts do not bear interest and are expected to be paid in the normal course of business.

         As of April 3, 1999, approximately $20,607,000 of the Company's cash equivalents was invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government agency securities, money market funds, commercial paper and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. This agreement was terminated effective June 1, 1999 in connection with the adoption of a new domestic cash management agreement.

         Effective June 1, 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.

STOCK HOLDING ASSISTANCE PLAN

         The human resources committee of the board of directors (the "Committee"), established a stock holding policy that requires the chief executive officer to acquire and hold a minimum number of shares of Common Stock. In order to assist the chief executive officer in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Company may make interest-free loans to the chief executive officer, to enable him to purchase the Common Stock in the open market. The stock holding policy and the stock holding assistance plan were both subsequently amended to apply only to the chief executive officer. During fiscal 1998, Mr. Powell, a vice president of the Company, received loans in the principal amount of $59,940.50 under this plan to purchase 10,000 shares, the entire amount of which was outstanding as of May 31, 1999. In fiscal 1998, Mr. Pedersen, then a vice president of the Company, received loans in the principal amount of $45,828.50 under this plan to purchase 7,401 shares, the entire amount of which was outstanding as of May 31, 1999. In fiscal 1998, Mr. Lousararian, then a vice president of the Company, received loans in the principal amount of $47,572.50 under the plan to purchase 7,700 shares, the entire amount of which was outstanding as of May 31, 1999. These loans are repayable upon the earlier of demand or the tenth anniversary of the date of the loan, unless otherwise determined by the Committee.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 on form 10-K/A to be signed by the undersigned, duly authorized.

                                     THERMORETEC CORPORATION

                                     By: /s/ Sandra L. Lambert
                                        ----------------------
                                         Sandra L. Lambert
                                         Secretary

                                                                      APPENDIX G

                  QUARTERLY REPORT ON FORM 10-Q OF THERMORETEC
                       FOR THE QUARTER ENDED JULY 3, 1999

                                                                   APPENDIX G



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                    ----------------------------------------

                                    FORM 10-Q

(mark one)

/X/ Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarter Ended July 3, 1999

/ / Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 1-12636

                             THERMORETEC CORPORATION
             (Exact name of Registrant as specified in its charter)

Delaware                                                              59-3203761
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

Damonmill Square
9 Pond Lane, Suite 5A
Concord, Massachusetts                                               01742-2851
(Address of principal executive offices)                             (Zip Code)

       Registrant's telephone number, including area code: (781) 622-1000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes / X / No / /

Indicate the number of shares outstanding of each of the issuer's classes of Common Stock, as of the latest practicable date.

            Class                             Outstanding At July 30, 1999
  ----------------------------                -----------------------------
  Common Stock, $.01 par value                        13,573,083

PART I - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

                                                 THERMORETEC CORPORATION

                                               Consolidated Balance Sheet
                                                     (Unaudited)

                                                         Assets

                                                                                                           July 3,      April 3,
(In thousands)                                                                                                1999          1999
----------------------------------------------------------------------------------------------------- ------------- -------------
Current Assets:
 Cash and cash equivalents (includes $20,607 under repurchase agreement with affiliated
    company in fiscal 1999)                                                                             $       62    $   20,669
 Advance to affiliate (Note 7)                                                                              23,380             -
 Accounts receivable, less allowances of $1,681 and $1,706                                                  29,199        32,035
 Unbilled contract costs and fees                                                                            6,005         7,442
 Prepaid and refundable income taxes                                                                         3,830         3,923
 Prepaid expenses                                                                                            1,338         1,454
                                                                                                        ----------    ----------

                                                                                                            63,814        65,523

Property, Plant, and Equipment, at Cost (Note 5)                                                            47,427        55,280
 Less:  Accumulated depreciation and amortization                                                           24,468        23,538
                                                                                                        ----------    ----------

                                                                                                            22,959        31,742

Other Assets                                                                                                 9,655         7,589
                                                                                                        ----------    ----------

Cost in Excess of Net Assets of Acquired Companies (Note 5)                                                 35,002        35,087
                                                                                                        ----------    ----------

                                                                                                        $  131,430    $  139,941
                                                                                                        ----------    ----------
                                                                                                        ----------    ----------

                                              THERMORETEC CORPORATION
                                      Consolidated Balance Sheet (continued)
                                                    (Unaudited)

                                     Liabilities and Shareholders' Investment

                                                                                                           July 3,      April 3,
(In thousands except share amounts)                                                                           1999          1999
----------------------------------------------------------------------------------------------------- ------------- -------------
Current Liabilities:
 Subordinated convertible debentures (includes $4,300 of related-party debt)                            $   37,950    $        -
 Accounts payable                                                                                            8,472        10,048
 Accrued payroll and employee benefits                                                                       5,131         6,326
 Deferred revenue                                                                                            2,854         2,675
 Billings in excess of revenues earned                                                                       1,964         3,323
 Other accrued expenses (Note 5)                                                                             4,721         4,068
 Due to parent company and affiliated companies                                                              2,353         2,109
                                                                                                        ----------    ----------

                                                                                                            63,445        28,549

Deferred Income Taxes                                                                                            -           511
                                                                                                        ----------    ----------
Subordinated Convertible Obligations (includes $2,650 and $6,830 of related-party debt)                      2,650        40,600
                                                                                                        ----------    ----------

Shareholders' Investment:
 Common stock, $.01 par value, 50,000,000 shares authorized; 14,247,572 shares issued                          142           142
 Capital in excess of par value                                                                             87,935        88,045
 Accumulated deficit                                                                                       (17,056)      (12,063)
 Treasury stock at cost, 674,489 and 693,074 shares                                                         (5,686)       (5,843)
                                                                                                        ----------    ----------

                                                                                                            65,335        70,281

                                                                                                        $  131,430    $  139,941
                                                                                                        ----------    ----------
                                                                                                        ----------    ----------


















The accompanying notes are an integral part of these consolidated financial statements.

                                              THERMORETEC CORPORATION

                                       Consolidated Statement of Operations
                                                    (Unaudited)

                                                                                                           Three Months Ended
                                                                                                      --------------------------
                                                                                                           July 3,       July 4,
(In thousands except per share amounts)                                                                       1999         1998
----------------------------------------------------------------------------------------------------- ------------- ------------
Revenues                                                                                                 $  35,849     $  34,416
                                                                                                         ---------     ---------
Costs and Operating Expenses:
 Cost of revenues                                                                                           29,904        28,872
 Selling, general, and administrative expenses                                                               3,823         4,192
 Restructuring costs (Note 5)                                                                                9,569             -
                                                                                                         ---------     ---------

                                                                                                            43,296        33,064

Operating Income (Loss)                                                                                     (7,447)        1,352

Interest Income                                                                                                314           166
Interest Expense (includes $78 and $62 to related parties)                                                    (542)         (541)
                                                                                                         ---------     ---------

Income (Loss) Before Income Taxes                                                                           (7,675)          977
Income Tax (Provision) Benefit                                                                               2,682          (489)
                                                                                                         ---------     ---------


Net Income (Loss)                                                                                        $  (4,993)    $     488
                                                                                                         ---------     ---------
                                                                                                         ---------     ---------

Basic and Diluted Earnings (Loss) per Share (Note 3)                                                     $   (.37)     $     .04
                                                                                                         ---------     ---------
                                                                                                         ---------     ---------
Weighted Average Shares (Note 3):

 Basic                                                                                                      13,559        12,935
                                                                                                         ---------     ---------
                                                                                                         ---------     ---------
 Diluted                                                                                                    13,559        12,996
                                                                                                         ---------     ---------
                                                                                                         ---------     ---------


The accompanying notes are an integral part of these consolidated financial statements.

                                              THERMORETEC CORPORATION

                                       Consolidated Statement of Cash Flows
                                                    (Unaudited)

                                                                                                           Three Months Ended
                                                                                                      ---------------------------
                                                                                                           July 3,       July 4,
(In thousands)                                                                                                1999          1998
----------------------------------------------------------------------------------------------------- ------------- -------------
Operating Activities:
 Net income (loss)                                                                                      $   (4,993)   $      488
 Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
      Noncash restructuring costs (Note 5)                                                                   9,044             -
      Change in deferred income taxes                                                                       (2,841)            -
      Depreciation and amortization                                                                          1,609         2,043
      Provision for losses on accounts receivable                                                                7            70
      Other noncash items                                                                                       62            (1)
      Changes in current accounts:
        Accounts receivable                                                                                  2,648        (1,405)
        Unbilled contract costs and fees                                                                     1,437        (1,819)
        Other current assets                                                                                   210           194
        Accounts payable                                                                                    (1,576)         (293)
        Billings in excess of revenues earned                                                               (1,359)         (148)
        Other current liabilities (Note 5)                                                                    (456)       (1,011)
        Due to parent company and affiliated companies                                                         244            35
                                                                                                        ----------    ----------

          Net cash provided by (used in) operating activities                                                4,036        (1,847)
                                                                                                        ----------    ----------

Investing Activities:
 Advances to affiliate, net (Note 7)                                                                       (23,380)            -
 Purchases of property, plant, and equipment                                                                (1,307)       (1,232)
 Proceeds from sale of property, plant, and equipment                                                            9           188
 Other                                                                                                         (24)            -
                                                                                                        ----------    ----------

          Net cash used in investing activities                                                            (24,702)       (1,044)
                                                                                                        ----------    ----------
Financing Activities:
 Net proceeds from issuance of Company common stock                                                             48            28
 Other                                                                                                          11            43
                                                                                                        ----------    ----------

          Net cash provided by financing activities                                                             59            71
                                                                                                        ----------    ----------

Decrease in Cash and Cash Equivalents                                                                      (20,607)       (2,820)
Cash and Cash Equivalents at Beginning of Period                                                            20,669         8,912
                                                                                                        ----------    ----------

Cash and Cash Equivalents at End of Period                                                              $       62    $    6,092
                                                                                                        ----------    ----------
                                                                                                        ----------    ----------







The accompanying notes are an integral part of these consolidated financial statements.

                             THERMORETEC CORPORATION

                   Notes to Consolidated Financial Statements

1.     General

       The interim consolidated financial statements presented have been prepared by ThermoRetec Corporation (the Company) without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the financial position at July 3, 1999, and the results of operations and cash flows for the three-month periods ended July 3, 1999, and July 4, 1998. Interim results are not necessarily indicative of results for a full year.

       The consolidated balance sheet presented as of April 3, 1999, has been derived from the consolidated financial statements that have been audited by the Company's independent public accountants. Certain amounts in fiscal 1999 have been reclassified to conform to the presentation in the fiscal 2000 financial statements. The consolidated financial statements and notes are presented as permitted by Form 10-Q and do not contain certain information included in the annual financial statements and notes of the Company. The consolidated financial statements and notes included herein should be read in conjunction with the financial statements and notes included in the Company's Annual Report on Form 10-K for the fiscal year ended April 3, 1999, filed with the Securities and Exchange Commission.

2.     Comprehensive Income

       Comprehensive income combines net income and "other comprehensive items," which represents unrealized, net of tax gains and losses from available-for-sale investments. During the first quarter of fiscal 2000 and 1999, the Company had a comprehensive loss of $4,993,000 and comprehensive income of $485,000, respectively.

3.     Earnings (Loss) per Share

       Basic and diluted earnings (loss) per share were calculated as follows:

                                                           Three Months Ended
                                                       ---------------------------
                                                       July 3,           July 4,
(In thousands except per share amounts)                   1999             1998
-------------------------------------------------      ------------- ------------
BASIC
Net Income (Loss)                                      $ (4,993)          $    488
                                                       --------           --------

Weighted Average Shares                                  13,559             12,935
                                                       --------           --------

Basic Earnings (Loss) per Share                        $   (.37)          $    .04
                                                       --------           --------
                                                       --------           --------
DILUTED
Net Income (Loss)                                      $ (4,993)          $    488
                                                       --------           --------

Weighted Average Shares                                  13,559             12,935
Effect of Stock Options                                    --                   61

Weighted Average Shares, as Adjusted                     13,559             12,996
                                                       --------           --------

Diluted Earnings (Loss) per Share                      $   (.37)          $    .04
                                                       --------           --------
                                                       --------           --------

                             THERMORETEC CORPORATION

       The computation of diluted earnings (loss) per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of July 3, 1999, there were 1,381,214 of such options outstanding, with exercise prices ranging from $1.98 to $14.93 per share. In addition, the computation of diluted earnings per share for all periods excludes the effect of assuming the conversion of $37,950,000 principal amount of 4 7/8% subordinated convertible debentures, convertible at $17.92 per share, and the effect of assuming the conversion of $2,650,000 principal amount of a 3 7/8% subordinated convertible note, convertible at $9.83 per share, because the effects would be antidilutive.

4.       Business Segment Information

                                                        Three Months Ended
                                                 --------------------------------
                                                 July 3,                July 4,
(In thousands)                                      1999                   1998
----------------------------------------------- -----------------  --------------
Revenues:
 Consulting and Engineering                      $ 19,247                $ 17,668
 Nuclear Remediation                                8,550                   8,413
 Soil Remediation                                   5,410                   5,925
 Fluids Recycling                                   2,642                   2,410
                                                 --------                --------

                                                 $ 35,849                $ 34,416
                                                 --------                --------
                                                 --------                --------

Income (Loss) Before Income Taxes:
 Consulting and Engineering                      $  1,244                $    732
 Nuclear Remediation                                  534                     565
 Soil Remediation (a)                              (8,989)                    141
 Fluids Recycling                                     290                     269
 Corporate (b)                                       (526)                   (355)
                                                 --------                --------

 Total operating income (loss)                     (7,447)                  1,352
 Interest expense, net                               (228)                   (375)
                                                 --------                --------

                                                 $ (7,675)               $    977
                                                 --------                --------
                                                 --------                --------


(a)      Includes restructuring costs of $9,569,000 in fiscal 2000.
(b)      Primarily general and administrative expenses.

5.       Restructuring Costs

       During fiscal 1999, the Company recorded restructuring costs for the closure of two soil-recycling facilities, resulting in a write-down of fixed assets to their estimated disposal value, a write-off of intangible assets, as well as ongoing lease costs and severance for 13 employees. The Company closed one soil-recycling facility in March 1999 and is actively seeking a buyer for the second soil-recycling facility. If no buyer is found, the Company will close the facility. As of April 3, 1999, the Company had terminated 6 employees. No additional employees were terminated during the first quarter of fiscal 2000.

       In May 1999, the Company announced the planned sale of three additional soil-recycling facilities. In connection with these actions, the Company recorded $9,569,000 of restructuring charges in the first quarter of fiscal 2000. These costs include an $8,925,000 write-down of fixed assets to their estimated disposal value of $3,160,000; the write-off of $119,000 of prepaid expenses associated with the facilities; $475,000 of severance costs for 33 employees, none of whom were terminated in the first quarter of fiscal 2000; as well as $50,000 of ongoing lease costs.

                             THERMORETEC CORPORATION

       Unaudited revenues and operating income before restructuring charges from the soil-recycling facilities that have been or will be closed or sold aggregated $2,610,000 and $465,000, respectively, in the first quarter of fiscal 2000, and $12,389,000 and $708,000, respectively, in fiscal 1999. As a result of the restructuring actions, depreciation has been discontinued on the soil-recycling facilities to be sold or closed. During the first quarter of fiscal 2000, discontinuing depreciation at these facilities reduced the pretax operating loss by $488,000. A summary of the changes in accrued restructuring costs, which are included in other accrued expenses in the accompanying balance sheet, is as follows:

                                                          Facility-
                                                            closing
(In thousands)                               Severance        Costs      Total
----------------------------------------- ------------- ----------- -----------
BALANCE AT APRIL 3, 1999                      $   112       $   690    $   802
 Provision charged to expense                     475            50        525
 Usage                                            (49)          (13)       (62)
                                              -------       -------    -------

BALANCE AT JULY 3, 1999                       $   538       $   727    $ 1,265
                                              -------       -------    -------
                                              -------       -------    -------


       The Company expects to incur additional costs of $107,000, primarily for expected future incremental costs related to the restructuring, during the remainder of fiscal 2000.

6.       Proposed Reorganization

       Thermo Electron Corporation has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company and its sister subsidiary, The Randers Killam Group Inc., as well as their parent company, Thermo TerraTech Inc., would be merged into Thermo Electron. As a result, all three companies would become wholly owned subsidiaries of Thermo Electron. The public shareholders of the Company, The Randers Killam Group, and Thermo TerraTech would receive common stock in Thermo Electron in exchange for their shares. The completion of these transactions is subject to numerous conditions, including the establishment of prices and exchange ratios; confirmation of anticipated tax consequences; the approval of the Board of Directors of Thermo TerraTech and The Randers Killam Group; the negotiation and execution of a definitive merger agreement; the receipt of a fairness opinion from an investment banking firm that the transaction is fair to the Company's shareholders (other than Thermo TerraTech and Thermo Electron) from a financial point of view; the approval of the Company's Board of Directors, including its independent directors; and completion of review by the Securities and Exchange Commission of any necessary documents regarding the proposed transactions.

7.     Cash Management Arrangement

       Effective June 1, 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Amounts invested in this arrangement are included in "advance to affiliate" in the accompanying balance sheet.

                             THERMORETEC CORPORATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Forward-looking Statements" in Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended April 3, 1999, filed with the Securities and Exchange Commission.

OVERVIEW

       The Company is a national provider of environmental-liability and resource-management services. Through a nationwide network of offices, the Company offers these and related consulting services in four segments:
Consulting and Engineering, Nuclear Remediation, Soil Remediation, and Fluids Recycling.

       The Company's Consulting and Engineering segment provides consultation, engineering, and on-site services to help clients manage problems associated with environmental compliance, resource management, and the remediation of industrial sites contaminated with organic and inorganic wastes and residues. The Company's eastern construction operation performs the cleanup of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive wastes.

       The Company's Nuclear Remediation segment provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry-laboratory services, radiation-dosimetry services, radiation-instrument calibration and repair services, and radiation-source production. The Company also provides nuclear-remediation and waste-management services to government and private sector clients.

       Through its Soil Remediation segment, the Company designs and operates fixed and mobile facilities for the remediation of contaminated soil. The Company's soil-remediation centers are environmentally secure facilities for receiving, storing, and processing petroleum-contaminated soils. Although the Company expects this market to remain viable for some time after July 3, 1999, there can be no assurance that this business will not decline in future years. In May 1999, the Company announced plans to sell three additional soil-recycling facilities (Note 5).

       The Company's Fluids Recycling segment collects, tests, processes, and recycles used motor oil and other industrial fluids in certain western states (Oregon, Idaho, Nevada, Utah, Colorado, New Mexico, Texas, and Arizona).

       The Company's businesses are affected by several factors, particularly regulation and enforcement of remediation activities, extreme weather variations, economic cycles, the availability of federal and state funding for environmental cleanup, and local competition.

       The Company has acquired a number of businesses in the last three years. The Company does not presently intend to actively seek to make additional acquisitions in the near future, and expects instead to concentrate its resources on strengthening its core businesses.

                             THERMORETEC CORPORATION

RESULTS OF OPERATIONS

FIRST QUARTER FISCAL 2000 COMPARED WITH FIRST QUARTER FISCAL 1999

       Revenues increased to $35.8 million in the first quarter of fiscal 2000 from $34.4 million in the first quarter of fiscal 1999. Revenues increased $1.6 million to $19.2 million at the Consulting and Engineering segment, primarily due to higher revenues from a large remedial-construction contract. Fluids Recycling segment revenues increased $0.3 million to $2.7 million, primarily due to increased capacity as a result of geographic expansion. These increases were offset in part by a decrease in Soil Remediation segment revenues of $0.5 million to $5.4 million, primarily as a result of the closing of a soil-recycling facility in fiscal 1999 (Note 5) and lower average prices per ton of soil processed.

       The gross profit margin increased to 17% in the first quarter of fiscal 2000 from 16% in the first quarter of fiscal 1999. The gross profit margin increased primarily due to discontinuing depreciation at the soil-recycling facilities to be sold or closed as discussed below, as well as a reduction of losses at the Consulting and Engineering segment's eastern construction operation on certain remedial-construction contracts and higher utilization of billable personnel. These increases were offset in part by lower average prices per ton of soil processed at the Soil Remediation segment.

       Selling, general, and administrative expenses as a percentage of revenues decreased to 11% in the first quarter of fiscal 2000 from 12% in the first quarter of fiscal 1999. This decrease was primarily due to the effect of increased revenues as a percentage of selling, general, and administrative expenses at the Construction and Engineering segment and, to a lesser extent, a reduction in staffing levels at the Soil Remediation segment as a result of the restructuring actions taken in fiscal 1999.

       In May 1999, the Company announced plans to sell three additional soil-recycling facilities. In connection with this action, the Company recorded pretax charges totaling $9.6 million in the first quarter of fiscal 2000 (Note
5). These charges primarily represent the excess of the book value of the three facilities proposed to be sold over the estimated proceeds from the sale. Aggregate revenues and operating income before restructuring charges from the soil-recycling facilities that have been or will be sold or closed were $2.6 million and $0.5 million, respectively, in the first quarter of fiscal 2000, and $12.4 million and $0.7 million, respectively, in fiscal 1999. As a result of the restructuring actions, depreciation has been discontinued at the soil-recycling facilities to be sold or closed. During the first quarter of fiscal 2000, discontinuing depreciation at these facilities reduced the pretax operating loss by $0.5 million.

       Interest income increased to $0.3 million in the first quarter of fiscal 2000 from $0.2 million in the first quarter of fiscal 1999 as a result of higher average invested balances.

       The Company recorded a tax benefit at a rate of 35% in the first quarter of fiscal 2000. The Company's effective tax rate in the first quarter of fiscal 1999 was 50%. This rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

       In July 1998, the Company filed suit against a customer, seeking payment of $2.6 million that has been billed under a contract to provide remediation services. The customer has disputed its obligation to pay the Company. While the Company generally maintains reserves for these types of matters, failure to collect this receivable would have a material adverse impact on the Company's future results of operations.

                             THERMORETEC CORPORATION

LIQUIDITY AND CAPITAL RESOURCES

       Consolidated working capital, including cash and cash equivalents was $0.4 million at July 3, 1999, compared with $37.0 million at April 3, 1999. The decline in working capital is primarily due to the reclassification of $38.0 million of subordinated convertible debentures due May 2000 to a current liability. Cash and cash equivalents were $0.1 million at July 3, 1999, compared with $20.7 million at April 3, 1999. In addition, as of July 3, 1999, the Company had $23.4 million invested in an advance to affiliate. Prior to the use of a new domestic cash management arrangement between the Company and Thermo Electron Corporation (Note 7), which became effective June 1, 1999, amounts invested with Thermo Electron were included in cash and cash equivalents. During the first quarter of fiscal 2000, $4.0 million of cash was provided by operating activities. Cash of $2.6 million was provided by a decrease in accounts receivable, primarily due to improved collection efforts. This source of cash was offset in part by $2.0 million of cash used to fund a decrease in accounts payable and other current liabilities, which was primarily due to the timing of payments.

       Excluding advances to affiliate activity, the Company's primary investing activity in the first quarter of fiscal 2000 consisted of capital expenditures. The Company expended $1.3 million for purchases of property, plant, and equipment during the first quarter of fiscal 2000. The Company plans to make capital expenditures of approximately $3.2 million during the remainder of fiscal 2000.

       The Company generally expects to have positive cash flow from its existing operations. Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may acquire one or more complementary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. In addition, the Company's $38.0 million principal amount 4 7/8% convertible debentures mature on May 1, 2000. The maturity of this debt could adversely affect the Company's liquidity in the first quarter of fiscal 2001. The Company expects that it will finance any such acquisitions and the redemption of such debentures through a combination of internal funds and/or short-term borrowings from Thermo TerraTech Inc. or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all.

YEAR 2000

       The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Informational and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 date recognition issue on the Company's internal business systems, services, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) assessing the year 2000 readiness of its key suppliers and vendors; and (iii) developing a contingency plan.

THE COMPANY'S STATE OF READINESS

       The Company has implemented a compliance program to ensure that its critical information technology systems and noninformation technology systems will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and noninformation technology systems for year 2000 compliance, has been largely completed. During phase one, the Company tested and evaluated its significant computer systems, software applications and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical noninformation technology systems. The Company's efforts included testing the year 2000 readiness of its utility and telecommunications systems at its critical facilities. The Company is currently in phase two of its program, during which any material noncompliant information technology systems or noninformation technology systems that were identified during phase one are prioritized and remediated. Based on its evaluations, the Company does not believe that any material upgrades or modifications to its critical noninformation technology systems are required. The Company is currently upgrading or replacing its material

                             THERMORETEC CORPORATION
noncompliant information technology systems, and this process was approximately 85% complete as of July 3, 1999. In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical noninformation technology systems will be year 2000 compliant by the end of October 1999.

       The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and distributed questionnaires relating to year 2000 compliance to its significant suppliers and vendors. To date, no significant supplier or vendor has indicated that it believes its business operations will be materially disrupted by the year 2000 issue. The Company has started to follow-up with significant suppliers and vendors that have not responded to the Company's questionnaires. The Company has not completed the majority of its assessment of third-party risk, but expects to be substantially completed by the end of October 1999.

CONTINGENCY PLAN

       The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems. This plan may include identifying manual or backup systems in the event of a failure of the Company's material information technology systems. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required. The Company expects to complete its contingency plan by the end of October 1999.

ESTIMATED COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES

       The Company had incurred third-party expenses (external costs) related to year 2000 issues of approximately $0.2 million as of July 3, 1999, and the total external costs of year 2000 remediation are expected to be approximately $0.3 million. All of the external costs incurred as of July 3, 1999, were spent on testing and upgrading information technology systems. In fiscal 1999 and in the first quarter of fiscal 2000, approximately 5% of the Company's total information technology budget was spent on year 2000 issues. The Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been and will continue to be expensed as incurred.

REASONABLY LIKELY WORST CASE SCENARIO

       At this point in time, the Company is not able to determine the most reasonably likely worst case scenario to result from the year 2000 issue. One possible worst case scenario would be that the Company experiences year 2000 problems in its material information technology systems that cause the Company to be unable to access data, to process transactions, and to maintain accurate books and records. In such an event, the Company's operations could be delayed or temporarily shut down, and it could be unable to meet its obligations to customers in a timely fashion. The Company's business, operations, and financial condition could be adversely affected in amounts that cannot be reasonably estimated at this time.

RISKS OF THE COMPANY'S YEAR 2000 ISSUES

       While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or

                             THERMORETEC CORPORATION
delays. Some services provided by the Company involve the delivery to clients of third-party software and hardware. In addition, certain older third-party products, which the Company no longer uses in providing its services to clients, may not be year 2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's key suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

       The Company's exposure to market risk from changes in interest rates and equity prices has not changed materially from its exposure at year-end fiscal 1999.

PART II - OTHER INFORMATION

ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K

(a)      Exhibits

       See Exhibit Index on the page immediately preceding exhibits.

(b)      Reports on Form 8-K

       On May 12, 1999, the Company filed a Current Report on Form 8-K, dated as of May 5, 1999, with respect to modifications to the previously announced reorganization plan of the Company's ultimate parent, Thermo Electron Corporation, involving certain of Thermo Electron's subsidiaries, including the Company.

       On May 25, 1999, the Company filed a Current Report on Form 8-K, dated as of May 24, 1999, with respect to certain pretax restructuring and other charges that will be taken by the Company.

                             THERMORETEC CORPORATION

                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized as of the 6th day of August 1999.

                                       THERMORETEC CORPORATION




                                       /s/ Paul F. Kelleher
                                       --------------------------------------
                                       Paul F. Kelleher
                                       Chief Accounting Officer



                                       /s/ Theo Melas-kyriazi
                                       --------------------------------------
                                       Theo Melas-Kyriazi
                                       Chief Financial Officer

                             THERMORETEC CORPORATION

                                  EXHIBIT INDEX


Exhibit
Number      Description of Exhibit
--------------------------------------------------------------------------------
   27.1     Financial Data Schedule.

   27.2     Amended Financial Data Schedule for the year ended April 3, 1999.